As filed with the Securities and Exchange Commission on January 27, 2005.

No. 333-120444

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SYNIVERSE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	4899	30-0041666
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Tampa City Center, Suite 700

Tampa, Florida 33602

Telephone: (813) 273-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raymond L. Lawless

Chief Financial Officer

One Tampa City Center, Suite 700

Tampa, Florida 33602

Telephone: (813) 273-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Douglas D. Timmer, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000	Kirk A. Davenport II, Esq. Andrew S. Williamson, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	20,263,000	$22.00	$445,786,000	$52,469.01	(3)

(1)	Includes amount attributable to shares of common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriters’ discount.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated January 27, 2005

17,620,000 Shares

Common Stock

We are selling 17,620,000 shares of our common stock.

This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $20.00 and $22.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SVR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to Syniverse (before expenses)	$	$

To the extent that the underwriters sell more than 17,620,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,643,000 shares from us and the selling stockholders at the initial public offering price less the underwriting discount. The selling stockholders are selling an aggregate of 686,393 shares of common stock.

The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.	BEAR, STEARNS & CO. INC.

DEUTSCHE BANK SECURITIES

ROBERT W. BAIRD & CO.	FRIEDMAN BILLINGS RAMSEY	RAYMOND JAMES

                    , 2005

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of these securities in any state where such an offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. For a more complete understanding of the information that you may consider important in making your investment decision, you should read this entire prospectus, including our consolidated financial statements and related notes included in this prospectus and the information set forth under the heading “Risk Factors.”

All financial statement, share and per share amounts included herein assume the reverse stock split of our common stock, which will take place concurrent with or prior to the effectiveness of this offering.

BUSINESS

Overview

We are a leading provider of mission-critical technology services to wireless telecommunications companies worldwide. We serve over 300 telecommunications carriers in approximately 40 countries. Many of these carriers depend on our integrated suite of transaction-based services to solve the complexities associated with offering seamless wireless services, connecting disparate carrier networks and facilitating the rapid deployment of next-generation wireless services. Our services enable wireless carriers to provide their customers with enhanced wireless services including national and international wireless voice and data roaming, caller ID, Short Message Service (“SMS”) messaging, wireless number portability and wireless data content.

The global wireless industry relies on an extensive and complex set of communication standards, technical protocols, network interfaces and systems that must successfully interoperate in order to provide global voice and data services. The proliferation of these standards has resulted in technological incompatibilities, both within and between carriers. These incompatabilities have become increasingly difficult to manage as new wireless technologies and services are introduced and deployed.

Our position as a trusted and neutral intermediary between carriers allows us to solve these technical and operational challenges for the wireless industry. By providing our carrier customers a single point of system and network connectivity, we are able to translate otherwise incompatible communication standards and protocols, route telephone calls and SMS messages to support national and international roaming and provide access to intelligent network services such as wireless number portability and caller ID. Our services platform also enables carriers to rapidly and cost-effectively deploy next-generation services such as wireless data content, wireless fidelity (“Wi-Fi”) and Voice-over-Internet Protocol (“VoIP”).

We provide these services to telecommunications carriers globally, including the ten largest U.S. wireless carriers and six of the ten largest international wireless carriers. Our domestic customers include Cingular Wireless, Sprint PCS, T-Mobile and Verizon Wireless. We serve approximately 80 international carriers including China Unicom, KDDI and SK Telecom.

We generate the majority of our revenue on a per-transaction basis, often generating multiple transactions from a single subscriber call or data session. The remainder of our revenues are generated from recurring, non-transaction fees for network connections and software maintenance. Demand for our services is driven primarily by the volume of wireless voice calls and data sessions, the frequency of subscriber roaming activity, the number of SMS messages exchanged and subscriber adoption of new wireless data services. Our total revenues for the nine months ended September 30, 2004 were approximately $244.1 million as compared to approximately $201.2 million for the nine months ended September 30, 2003, an increase of approximately 21.3%. Our net income was

$10.8 million and $1.2 million and our net loss applicable to common stockholders was $12.6 million and $21.6 million for the same periods, respectively.

Suite of Services

We have built our reputation over the past 17 years by designing comprehensive solutions that solve wireless industry technology complexities. Our integrated suite of services includes:

•	Technology Interoperability Services. We operate the largest wireless clearinghouse in North America that enables the accurate invoicing and settlement of domestic and international wireless roaming telephone calls, wireless data events and Wi-Fi sessions. We also provide SMS routing and translation services between carriers.

•	Network Services. Through our Signaling System 7 (“SS7”) network, we connect disparate wireless carrier networks, enable access to intelligent network database services like caller ID and provide translation and routing services to support the delivery and establishment of telephone calls. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all carriers to enable critical telecommunications functions such as line busy signals, toll-free calling services and caller ID.

•	Number Portability Services. Our leading wireless local number portability (“WLNP”) services are used by many wireless carriers, including the five largest domestic carriers, to enable wireless subscribers to switch service providers while keeping the same telephone number. Historically, wireless subscribers had to surrender their telephone number when canceling wireless services with one provider and moving services to another. With the introduction of WLNP, wireless subscribers are now able to keep their telephone number when switching between carriers.

•	Call Processing Services. We provide wireless carriers global call handling and fraud management solutions that allow wireless subscribers from one carrier to make and accept telephone calls while roaming on another carrier’s network.

•	Enterprise Solutions. Our enterprise wireless data management platform allows carriers to offer large corporate customers reporting and analysis tools to manage telecom-related expenses.

Competitive Strengths

We believe that the following strengths differentiate us in the marketplace:

•	Comprehensive suite of services makes us a leading provider of mission-critical services to wireless carriers. We believe that the mission-critical nature of our services, our established carrier relationships and our performance track record make us the technology services provider of choice for many of our customers.

•	Transaction-based business model with recurring revenues and strong operating cash flows. Our historical success in customer retention, our growth in transaction volumes and our ability to leverage our existing technology platforms to serve additional customers enable us to generate a high level of recurring revenues and strong operating cash flows to support strategic activities.

•	Proven track record of technology innovation enables us to capitalize on ongoing needs of our customers. We believe that we are and will continue to be a leading developer of mission-critical technology services to wireless carriers. We expect to continue to capitalize on carrier deployment of next-generation technologies such as Wi-Fi, wireless data and VoIP.

•

Role as an independent, trusted intermediary provides enhanced market access. Unlike some of our competitors, we do not compete for our customers’ subscribers. We believe that this market position provides us a unique ability to collaborate with our customers on new product development and enables us to most effectively anticipate, identify and address the evolving requirements of the global wireless industry.

•	Extensive and collaborative customer relationships. We provide our services to over 300 telecommunications carriers in approximately 40 countries. Through our relationships with such carriers, we have developed a highly active and respected customer users’ group that has helped facilitate the continued development, enhancement and evolution of our services.

•	Experienced management team with strong customer relationships. Our senior management team has strong customer relationships developed over an average of 19 years of telecommunications industry experience.

Growth Strategy

In order to strengthen our market leadership position, enhance growth and maximize profitability, we intend to:

•	Expand our global customer base. We are aggressively pursuing global expansion opportunities where we believe there are significant markets for our services. We recently established sales and support offices in Europe, Latin America and Asia Pacific. This expansion has helped us sign contracts with leading carriers in France, China, Brazil, Italy, Saudi Arabia and India.

•	Further penetrate our existing customer base. We intend to continue to cross-sell services to our existing customers to further diversify our revenue stream and increase per-customer revenues. For example, we have signed contracts and implemented our WLNP solutions for over 80 of our existing U.S. customers, including all of the five largest wireless carriers.

•	Enhance our existing services suite through the development of innovative new services. We believe that we are well positioned to develop innovative services that respond to and solve industry complexities associated with new market participants and new technologies. Our development of a Wi-Fi clearinghouse service and our signing of contracts with two major U.S. carrier providers of Wi-Fi services are recent examples of our capabilities.

•	Pursue strategic acquisitions. We will continue to seek opportunities to acquire businesses that expand our range of services, provide opportunities to increase our customer base and enter new markets. In September 2004, we acquired the North American wireless clearinghouse business of Electronic Data Systems (“EDS”).

Summary Risks

We face many risks, including those related to:

•	Infrastructure Failure. Damage to or failure of the infrastructure that we rely on, including that of our customers and vendors, could result in the loss of customers, harm our operating performance and expose us to potential customer liability.

•	Concentration of Revenue Sources. Of our revenues for the nine months ended September 30, 2004, approximately 21% came from Verizon and 60% came from our top ten customers. Any negative development in our relationships with such significant customers could harm our business.

•	Limited Guaranteed Revenue. If our customers decide not to continue to purchase services from us at current levels and prices, it could harm our business and operating results.

•	Industry Consolidation. Future consolidation among our customers may cause us to lose transaction volume, reduce our prices and could harm our financial performance. In the past, consolidation among our customers has caused us to lose transaction volume and has impacted pricing.

•	Technological Change. Significant technological changes could make our technology and services obsolete. If we do not rapidly adapt to technological change in the telecommunications industry, we could lose customers or market share.

•	Intense Competition. The market for our services is intensely competitive. Existing and future competition could adversely affect our revenues, pricing and operating margins.

•	International Execution. Our expansion into international markets is subject to uncertainties and risks that could harm our operating results.

For a more complete discussion of these risks and other risks related to our business and this offering, please see the section “Risk Factors.”

Recent Developments

Preliminary Unaudited Fourth Quarter Revenues. We have not yet finalized our financial statement close process for the quarter ended December 31, 2004 or completed our year-end audit. In connection with the completion of these activities, we may identify items that would require us to make adjustments to our preliminary operating results described below.

Based on our preliminary operating results, we currently expect to report total revenues of between $87 million and $90 million for the three months ended December 31, 2004, compared to $70.2 million for the same period in 2003. Our total revenues increased from period to period due to an increase in Technology Interoperability Services revenues, primarily as a result of our acquisition of the North American wireless clearinghouse business of EDS in September 2004 and strong transaction volume growth. In addition, we also experienced an increase in revenues from our Number Portability Services, which we began providing on November 24, 2003. We continued to experience growth in Network Services revenues in the fourth quarter of 2004. This growth was partially offset by anticipated decreases in Call Processing and Enterprise Solutions Services revenues during this period.

During the fourth quarter of 2004, we renewed several contracts with Verizon Wireless for certain of our services. These renewed contracts are multi-year in duration and, consistent with our volume-based pricing strategy, contain lower rates than our existing Verizon Wireless contracts. Our total revenues from Verizon Wireless for the fourth quarter of 2004 would have been approximately $2 million lower had these renewed contracts been in place for the entire quarter. Based on current negotiations, we also expect to sign contract renewals for specific services provided to certain other customers at rates that will reduce our quarterly revenues by approximately $1 million in the aggregate based on current volumes.

Our preliminary 2004 revenue estimates also include between $1 million and $2 million of non-recurring Number Portability Services revenues. In addition, we also expect an approximate $2 million reduction in our quarterly Technology Interoperability Services clearinghouse revenues beginning in the first quarter of 2005. This decline is the result of the planned elimination of intracompany clearinghouse transactions between Cingular and AT&T Wireless.

Company History

Our business was founded in 1987 as GTE Telecommunication Services Inc., a unit of GTE. In early 2000, GTE combined our business with its Intelligent Network Services business to further broaden our network services offering. In June 2000, when GTE and Bell Atlantic merged to form Verizon Communications Inc., we became an indirect, wholly owned subsidiary of Verizon Communications. In February 2002, we were acquired by certain members of our senior management team and an investor group led by GTCR. Effective March 1, 2004, we changed our corporate name from TSI to Syniverse.

Our Company

Syniverse Technologies, Inc., our principal operating subsidiary and a wholly owned subsidiary of Syniverse Holdings, Inc., is the borrower under our existing senior credit facility and the issuer of the 12 3/4% senior subordinated notes. Syniverse Holdings, Inc. is in turn a wholly owned subsidiary of Syniverse Holdings, LLC, which is the ultimate parent of the consolidated group of Syniverse entities. In connection with this offering, Syniverse Holdings, LLC will distribute all of the shares of Class A cumulative redeemable convertible preferred stock and common stock of Syniverse Holdings, Inc. that it owns to its members and will dissolve. Following this dissolution and distribution, Syniverse Holdings, Inc. will become the ultimate parent of the consolidated group of Syniverse entities. See “Certain Relationships and Related Party Transactions—Dissolution Agreement.”

Our principal executive offices are located at One Tampa City Center, Suite 700, Tampa, Florida 33602, and our telephone number is (813) 273-3000. Our website is www.syniverse.com. Our website and the information included therein are not part of this prospectus.

Summary of the Offering

Common stock offered by us	17,620,000 shares, which represents approximately 28.7% of our common stock outstanding after this offering.

Option

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 2,643,000 additional shares of common stock. The selling stockholders include members of our senior management team.

Common stock outstanding after this offering

61,421,793 shares. The actual number of shares of common stock outstanding is subject to change based on the actual initial offering price as a result of the conversion of certain of the shares of our class A cumulative redeemable convertible preferred stock described elsewhere in this prospectus.

Use of proceeds

We intend to use net proceeds from this offering, together with borrowings under our new senior credit facility, to redeem a portion of our class A cumulative redeemable convertible preferred stock, most of which is indirectly held by funds controlled by GTCR and some of which is indirectly held by current and former employees of Lehman Brothers Inc., to repay all borrowings outstanding under our existing senior credit facility and to tender for a portion of our 12 3/4% senior subordinated notes. If the underwriters exercise their option, we will use any additional net proceeds we receive to redeem additional shares of our class A cumulative redeemable convertible preferred stock. We will not receive any proceeds from the sale of shares, if any, by the selling stockholders. See “Use of Proceeds.”

New York Stock Exchange symbol	“SVR”

We base the number of shares that will be outstanding after this offering on 39,837,648 shares outstanding as of December 31, 2004 and exclude:

•	308,326 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2004 at a weighted average exercise price of $12.55 per share; and

•	209,560 shares of our common stock reserved for issuance pursuant to future grants under our stock option plans.

Except as otherwise indicated, all of the information presented in this prospectus assumes the following:

•	an initial public offering price of $21.00 per share, the mid-point of the range set forth on the cover page of this prospectus;

•	the effectiveness of our new senior credit facility to be entered into in connection with this offering;

•	the contribution by Syniverse Holdings, LLC of all of the shares of non-voting common stock of Syniverse Networks, Inc. to Syniverse Holdings, Inc. and then the contribution by Syniverse Holdings, Inc. of those shares to Syniverse Technologies, Inc., which became effective as of January 17, 2005;

•	the effectiveness of our restated certificate of incorporation and restated by-laws, which will become effective prior to the completion of this offering;

•	the effectiveness of a 1-for-2.51 reverse stock split of our common stock, which will occur prior to the completion of this offering;

•	the redemption of approximately 180,830 shares of our outstanding class A cumulative redeemable convertible preferred stock and all associated accrued and unpaid dividends in connection with this offering;

•	the conversion of each outstanding share of our class A cumulative redeemable convertible preferred stock and all associated accrued and unpaid dividends that we do not redeem in connection with this offering into 3,964,145 shares of our common stock at the initial public offering price within 40 days after completion of this offering; and

•	no exercise of the underwriters’ option.

Summary Historical Condensed Consolidated Financial Data

The following table sets forth our summary historical and unaudited condensed consolidated financial data for the periods ended and at the dates indicated since our acquisition from Verizon. We have derived the summary historical consolidated financial data as of September 30, 2004 and for the period from February 14, 2002 to December 31, 2002, the year ended December 31, 2003 and the nine months ended September 30, 2004 from our audited financial statements and the related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data for the nine months ended September 30, 2003 from our unaudited consolidated financial statements included elsewhere in this prospectus.

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended
			September 30, 2003	September 30, 2004
	(in thousands except per share data)
Statement of Operations Data:
Revenues (excluding Off-Network Database Query Fees)	$234,927	$241,879	$176,698	$223,485
Off-Network Database Query Fees	61,117	29,529	24,538	20,606

Total Revenues	296,044	271,408	201,236	244,091

Costs and expenses	231,137	261,917	153,300	187,524

Operating income	64,907	9,491	47,936	56,567
Interest expense (1)	(54,105)	(58,128)	(44,525)	(40,165)
Net income (loss)	631	(57,926)	1,222	10,809
Preferred dividends	(33,340)	(30,230)	(22,814)	(23,379)
Net loss attributable to common stockholders	(32,709)	(88,156)	(21,592)	(12,570)
Net loss per share:
Basic and diluted	$(0.82)	$(2.21)	$(0.54)	$(0.32)
Weighted average common shares outstanding:
Basic and diluted	39,838	39,838	39,838	39,838

Pro forma net income (loss) per share: (2)
Basic	$0.01	$(0.95)	$0.02	$0.18
Diluted	0.01	(0.95)	0.02	0.18

Other Financial Information:
Depreciation and amortization (1)	$33,285	$37,319	$27,567	$30,323
EBITDA (3)	96,376	46,810	75,502	86,878
Capital expenditures	12,278	18,280	12,121	17,403

	At September 30, 2004
	Actual	As Adjusted (unaudited) (4)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,026	$13,026
Working capital	43,830	44,682
Property and equipment, net	37,077	37,077
Total assets	777,041	771,774
Total debt, net of discount, and redeemable preferred stock	804,642	406,280
Total stockholders’ (deficit) equity	(103,032)	291,887

(1)	Depreciation and amortization amounts exclude accretion of debt discount and amortization of deferred finance costs, which are both included in interest expense in the statement of operations data.
(2)	The pro forma net income per share data give effect to the sale of 17,620,000 shares of our common stock, borrowings of $249.2 million under our new senior credit facility, conversion of approximately 55,480 shares of our class A cumulative redeemable convertible preferred stock into 3,574,325 shares of our common stock, and the application of the estimated net proceeds therefrom as described under the caption “Use of Proceeds” as if such transactions and our acquisition of EDS’s North American clearinghouse business had been completed on January 1, 2003.

Based on December 31, 2004 balances, we will incur a charge of approximately $23.4 million for the write-off of unamortized deferred financing costs and unamortized debt discount related to repayment of our existing senior credit facility and the tendered portion of the senior subordinated notes and for the premium we will pay to tender for a portion of the senior subordinated notes, in the quarter in which this offering is consummated and that charge is not included in the pro forma financial data presented in this prospectus. The pro forma financial data does not purport to represent what our results of operations actually would have been if this offering had occurred as of the date indicated or what our results will be in any future period. See “Pro Forma Condensed Consolidated Financial Statements.”

(3)	EBITDA is determined by adding net interest expense, income taxes, depreciation and amortization to net income (loss). We present EBITDA because we believe that EBITDA provides useful information regarding our operating results. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. We also use EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. In addition, we also utilize EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on EBITDA.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to EBITDA for the periods presented. We have also provided supplemental information regarding items associated with our restructuring expense and intangible asset impairments.

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(dollars in thousands)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss) as reported	$631	$(57,926)	$1,222	$10,809
Interest expense, net	53,140	57,360	43,979	39,238
Depreciation and amortization	33,285	37,319	27,567	30,323
Provision for income taxes	9,320	10,057	2,734	6,508

EBITDA	$96,376	$46,810	$75,502	$86,878

Supplemental information:
Restructuring expense (i)	$2,845	$2,164	$2,448	$289
Impairment losses on intangible assets (ii)	—	53,712	—	8,982
(i)	Restructuring expense is comprised primarily of severance benefits associated with our cost rationalization initiatives, which were implemented in August 2002, February 2003, July 2003 and April 2004. The latter two restructurings are related to two acquisitions. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.
(ii)	Impairment losses on intangible assets in 2003 relate primarily to the trademark value associated with our previous corporate name of $51.0 million and to certain capitalized software costs of $2.7 million which will no longer be recoverable due to our phase-outs of certain service offerings. In 2004, these losses relate to capitalized software costs associated with our phase out of other service offerings and reduced valuation of certain call processing services.

The following table reconciles cash flows from operations to EBITDA for the periods presented.

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(dollars in thousands)

Reconciliation of Cash Flows from Operations to EBITDA:
Net cash provided by operating activities	$59,756	$48,422	$35,087	$54,254
Net interest paid	30,187	46,152	42,919	42,155
Impairment losses on intangible assets	—	(53,712)	—	(8,982)
Other working capital changes	15,496	19,522	7,068	6,190
Changes in other non-cash items	(9,456)	(11,489)	(9,397)	(7,200)
Other assets and liabilities	393	(2,085)	(175)	461

EBITDA	$96,376	$46,810	$75,502	$86,878

(4)	The as adjusted balance sheet data as of September 30, 2004 gives effect to the sale of 17,620,000 shares of our common stock, borrowings of $249.2 million under our new senior credit facility, conversion of approximately 55,480 shares of our class A cumulative redeemable convertible preferred stock into 3,574,325 shares of our common stock, and the application of the estimated net proceeds therefrom as described under the caption “Use of Proceeds” as if such transactions had been completed on September 30, 2004.

RISK FACTORS

You should carefully consider the following factors, in addition to the other information contained in this prospectus, before deciding whether to purchase our common stock. If any of the following risks actually occur, our financial condition and results of operations could suffer, the trading price of our common stock could decline and you may lose a part or all of your investment in our common stock.

Risks Relating to our Business

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide reliable services to our customers. Our operations could be interrupted by any damage to or failure of:

•	our computer software or hardware, or our customers’ or suppliers’ computer software or hardware;

•	our networks, our customers’ networks or our suppliers’ networks; and

•	our connections and outsourced service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

•	power loss, transmission cable cuts and other telecommunications failures;

•	hurricanes, fires, earthquakes, floods and other natural disasters;

•	interruption of service due to potential facility migrations;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and

•	errors by our employees or third-party service providers.

Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including that of our customers and vendors, could disrupt the operation of our network and the provision of our services, result in the loss of current and potential customers and expose us to potential customer liability.

We depend on a small number of customers for a significant portion of our revenues and the loss of any of our major customers would harm us.

Our three largest customers for the nine months ended September 30, 2004 represented approximately 36.7% of our revenues in the aggregate, while our ten largest customers for the nine months ended September 30, 2004 represented approximately 59.8% of our revenues in the aggregate. For the nine months ended September 30, 2004, we generated revenues from services provided to Verizon Communications, Verizon Wireless and their affiliates, which collectively is our largest customer, of approximately $50.0 million, or 20.5% of our revenues, excluding revenues from Off-Network Database Queries. No other customer accounted for more than 10% of our revenues, excluding revenues from Off-Network Database Queries, for the nine months ended September 30, 2004. We expect to continue to depend upon a small number of customers for a significant percentage of our revenues. Because our major customers represent such a large part of our business, the loss of any of our major customers would negatively impact our business.

Most of our customer contracts do not provide for minimum payments at or near our historical levels of revenues from these customers.

Although some of our customer contracts require our customers to make minimum payments to us, these minimum payments are substantially less than the revenues that we have historically earned from these customers. If our customers decide for any reason not to continue to purchase services from us at current levels or at current prices, to terminate their contracts with us or not to renew their contracts with us, our revenues would decline.

Future consolidation among our customers may cause us to lose transaction volume and reduce our prices, which would negatively impact our financial performance.

In the past, consolidation among our customers has caused us to lose transaction volume and to reduce prices. In the future, our transaction volume and pricing may decline for similar reasons. We may not be able to expand our customer base to make up any revenue declines if we lose customers or if our transaction volumes decline. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

On September 30, 2004, we acquired the clearinghouse business of IOS North America from EDS. For the nine months ended September 30, 2004, AT&T Wireless was IOS North America’s largest clearinghouse customer, representing approximately 60.6% of IOS North America’s revenues. On October 26, 2004, Cingular Wireless acquired AT&T Wireless and as a result, we may lose AT&T Wireless as a clearinghouse customer given that we currently do not provide clearinghouse services to Cingular Wireless. This would have a negative impact on our future operating results.

If we do not adapt to rapid technological change in the telecommunications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change, frequent new service introductions and changing customer demands. Significant technological changes could make our technology and services obsolete. Our success depends in part on our ability to adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our existing services and by successfully developing, introducing and marketing new features, services and applications to meet changing customer needs. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would impair our ability to compete, retain customers or maintain our financial performance. We sell our services primarily to telecommunications companies. Our future revenues and profits will depend, in part, on our ability to sell to new market participants.

The market for our services is intensely competitive and many of our competitors have significant advantages over us.

We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in fewer customer orders, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business. We face competition from large, well-funded providers of similar services, such as VeriSign, EDS, MACH Dan Net and regional Bell operating companies. We believe that certain customers may choose to internally deploy certain functionality currently provided by our services. In recent years, we have experienced a loss of revenue streams from certain of our services as some of our customers have decided to meet their needs for these services in-house. For example, during the fourth quarter of 2004, we received notice from Sprint of its intention to move number portability error resolution services provided by us to its own internal platforms. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing services that will compete with the services we offer. We anticipate increased competition in the telecommunications industry and the entrance of new competitors into our business.

We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

Our continued expansion into international markets is subject to uncertainties that could affect our operating results.

Our growth strategy contemplates continued expansion of our operations into foreign jurisdictions. International operations and business expansion plans are subject to numerous risks, including:

•	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	fluctuations in currency exchange rates;

•	foreign customers may have longer payment cycles than customers in the U.S.;

•	compliance with U.S. Department of Commerce export controls;

•	tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholdings requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries or not be favorable to our growth strategy;

•	unexpected changes in regulatory requirements;

•	the difficulties associated with managing a large organization spread throughout various countries;

•	the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

•	the potential difficulty in enforcing intellectual property rights in certain foreign countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could result in higher costs or reduced revenues for our international operations.

Difficulty in integrating the IOS North America business may harm us.

On September 30, 2004, we acquired IOS North America from EDS. We intend to integrate the operations of this business into our existing services. The integration may proceed more slowly or be more difficult than we currently contemplate and, as a result, our financial position and results of operations may be adversely affected. For example, we could have difficulties migrating IOS’s customer base to our wireless clearinghouse platform, which could result in a deterioration of service, an increase in customer transition-related costs and/or a loss of customers. Furthermore, we may encounter unanticipated difficulties with integrating IOS North America’s services, systems, operations and personnel. The measures that we have taken to date or plan to take in the future may not adequately resolve those issues. Integration difficulties may harm our future financial position, results of operations and customer relationships. In addition, IOS North America depends on a relatively small number of customers for a significant portion of its revenues.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth, diminish our competitiveness and harm our operations.

As part of our growth strategy, we intend to consider acquiring complementary businesses. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expense related to identifiable intangible assets acquired, which could harm our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•	greater than expected costs, management time and effort involved in identifying, completing and integrating acquisitions;

•	potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

•	entering into markets and acquiring technologies in areas in which we have little experience;

•	acquiring intellectual property which may be subject to various challenges from others;

•	the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

•	a need to incur debt, which may reduce our cash available for operations and other uses, or a need to issue equity securities, which may dilute the ownership interests of existing stockholders; and

•	realizing little, if any, return on our investment.

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

Competition and industry consolidation have resulted in pricing pressure, which could continue in the future. This pricing pressure could cause large reductions in the selling price of our services. For example, the recently announced mergers of Nextel and Sprint, Alltel and Western Wireless and other consolidation in the wireless services industry could give our customers increased transaction volume leverage in pricing negotiations. Our competitors or our customers’ in-house solutions may also provide services at a lower cost, significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions.

The inability of our customers to successfully implement our services could harm our business.

Significant technical challenges can arise for our customers when they implement our services. Our customers’ ability to support the deployment of our services and integrate them successfully within their operations depends, in part, on our customers’ technological capabilities and the level of technological complexity involved. Difficulty in deploying those services could increase our customer service support costs, delay the recognition of revenues until the services are implemented and reduce our operating margins.

Our reliance on third-party providers for communications software, hardware and infrastructure exposes us to a variety of risks we cannot control.

Our success depends on software, equipment, network connectivity and infrastructure hosting services supplied by our vendors and customers. We cannot assure you that we will be able to continue to purchase the necessary software, equipment and services from these vendors on acceptable terms or at all. If we are unable to maintain current purchasing terms or ensure service availability with these vendors and customers, we may lose customers and experience an increase in costs in seeking alternative supplier services.

Our business also depends upon the capacity, reliability and security of the infrastructure owned and managed by third parties, including our vendors and customers, that is used by our technology interoperability services, network services, number portability services, call processing services and enterprise solutions. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether those third parties will upgrade or improve their software, equipment and services to meet our and our customers’ evolving requirements. We depend on these companies to maintain the operational integrity of our services. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to industry consolidation. This consolidation may cause the availability, pricing and quality of the services we use to vary and could lengthen the amount of time it takes to deliver the services that we use.

Capacity limits on our network and application platforms may be difficult to project and we may not be able to expand and upgrade our systems to meet increased use.

As customers’ usage of our services increases, we will need to expand and upgrade our network and application platforms. We may not be able to accurately project the rate of increase in usage of our services. In addition, we may not be able to expand and upgrade, in a timely manner, our systems, networks and application platforms to accommodate increased usage of our services. If we do not appropriately expand and upgrade our systems and networks and application platforms, we may lose customers and our operating performance may suffer.

The financial and operating difficulties in the telecommunications sector may negatively affect our customers and our company.

Recently, the telecommunications sector has been facing significant challenges resulting from excess capacity, poor operating results and financing difficulties. The sector’s access to debt and equity capital has been seriously limited. As a result, some of our customers have uncertain financial conditions and have filed for protection under the bankruptcy laws. The impact of these events on us could include slower collections on accounts receivable, higher bad debt expense, uncertainties due to possible customer bankruptcies, lower pricing on new customer contracts, lower revenues due to lower usage by the end customer and possible consolidation among our customers, which will put our customers and operating performance at risk. In addition, because we operate in the telecommunications sector, we may also be negatively impacted by limited access to debt and equity capital.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	enhance and expand the range of services we offer;

•	maintain and expand our network; and

•	respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. In addition, our existing senior credit facility and the indenture governing our 12 3/4% senior subordinated notes contain, and our new senior credit facility will contain, financial and other restrictive covenants that will limit our ability to incur indebtedness or obtain financing. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, our failure to obtain additional financing could reduce our competitiveness as our competitors may provide better-maintained networks or offer an expanded range of services.

Regulations affecting our customers and us and future regulations to which they or we may become subject may harm our business.

Although we do not offer voice-grade or data services that are deemed to be common carrier telecommunication services, certain of the services we offer are subject to regulation by the Federal Communications Commission (“FCC”) that could have an indirect effect on our business. In addition, the U.S. telecommunications industry has been subject to continuing deregulation since 1984. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect regulation or deregulation may have on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation.

We may not be able to receive or retain licenses or authorizations that may be required for us to sell our services internationally.

The sales and marketing of our services internationally are subject to the U.S. Export Control regime. Services of a commercial nature are subject to regulatory control by the Department of Commerce’s Bureau of

Export Administration and to Export Administration regulations. In the future, Congress may require us to obtain export licenses or other export authorizations to export our services abroad, depending upon the nature of services being exported, as well as the country to which the export is to be made. We cannot assure you that any of our applications for export licenses or other authorizations will be granted or approved. Furthermore, the export license/export authorization process is often time-consuming. Violation of export control regulations could subject us to fines and other penalties, such as losing the ability to export for a period of years, which would limit our revenue growth opportunities and significantly hinder our attempts to expand our business internationally.

Failure to protect our intellectual property rights adequately may have a material adverse affect on our results of operations or our ability to compete.

We attempt to protect our intellectual property rights in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and agreements preventing the unauthorized disclosure and use of our intellectual property. We cannot assure you that these protections will be adequate to prevent competitors from copying or reverse engineering our services, or independently developing and marketing services that are substantially equivalent to or superior to our own. Moreover, third parties may be able to successfully challenge, oppose, invalidate or circumvent our patents, trademarks, copyrights and trade secret rights. We may fail or be unable to obtain or maintain adequate protections for certain of our intellectual property in the United States or certain foreign countries or our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign trademark, patent and other laws concerning proprietary rights. Such failure or inability to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

Monitoring and protecting our intellectual property rights is difficult and costly. From time to time, we may be required to initiate litigation or other action to enforce our intellectual property rights or to establish their validity. Such action could result in substantial cost and diversion of resources and management attention and we cannot assure you that any such action will be successful.

If third parties claim that we are in violation of their intellectual property rights, it could have a negative impact on our results of operations and ability to compete.

We face the risk of claims that we have infringed the intellectual property rights of third parties. For example, significant litigation regarding patent rights exists in our industry. Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources than we have and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products and services. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation.

It is possible that third parties will make claims of infringement against us or against our licenses in connection with their use of our technology. Any claims, even those without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing, using or selling equipment, services or products that incorporate the challenged intellectual property;

•	require us to redesign our equipment, services or products, if feasible;

•	divert management’s attention and resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us or one of our licensees in connection with a third party’s use of our technology could result in our being required to pay significant damages, enter into costly license or royalty agreements or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

If our products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We could be adversely affected by environmental and safety requirements.

We are subject to the requirements of foreign, federal, state and local environmental and occupational health and safety laws and regulations, the violation of which could lead to significant fines and penalties. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could harm our business, financial condition and results of operations. We cannot assure you that we have been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

The loss of key personnel could harm our business, financial condition and results of operations.

Our continued success will largely depend on the efforts and abilities of our executive officers and other key employees. Our ability to effectively sell existing services, develop and introduce new services and integrate certain acquired businesses will also depend on the efforts and abilities of our officers and key employees. Our operations could be adversely affected if, for any reason, a number of these officers or key employees did not remain with us.

We may have difficulty attracting and retaining employees with the requisite skills to execute our growth plans.

Our success depends, in part, on the continued service of our existing management and technical personnel. If a significant number of those individuals are unable or unwilling to continue in their present positions, we will have difficulty maintaining and enhancing our services. This may harm our operating results and growth prospects. Specifically, our services require detailed knowledge of wireless signaling standards and signaling network protocols. These specific skills are difficult to find in prospective employees.

Our plans for global expansion will require these same skills combined with fluency in multiple languages. It is difficult to compete for employees with such skills in remote markets where we do not have an established presence. Most of said potential employees have the opportunity to work for well-recognized companies with greater market presence.

Our ability to use existing net operating losses to offset future taxable income may be subject to certain limitations.

As of September 30, 2004, we had net operating loss carryforwards, or NOLs, for U.S. federal income tax purposes of approximately $77 million. We succeeded to approximately $74 million of those NOLs pursuant to a state law merger with Brience, Inc., now known as Syniverse Brience. The merger was treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”). If the Internal Revenue Service were to successfully challenge the reorganization or otherwise to successfully disallow our use of such NOLs, the amount of our NOLs would be substantially reduced. All of our NOLs remain subject to examination and adjustment by the Internal Revenue Service.

We do not believe that any of our NOLs are currently subject to any limitation under Section 382 of the Code. However, the NOLs acquired from Brience are subject to the separate return limitation rules under the consolidated return regulations. As a result, these NOLs generally can be utilized only to offset income from the consolidated group of corporations or their successors that generated such losses. In addition, under Section 382 of the Code, a corporation that undergoes an “ownership change” generally may utilize its pre-change NOLs only to the extent of an annual amount determined by multiplying the applicable long-term tax exempt rate by the equity value of such corporation. A corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% stockholders has increased by more than 50 percentage points over a three-year period. We do not expect the consummation of this offering to result in an ownership change under Section 382 of the Code. We believe the cumulative change in ownership for the corporate successor to Brience for the three-year period including this offering will be approximately 46%, or 49% if the underwriters exercise their option in full.

It is impossible for us to ensure that an ownership change will not occur in the future as changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. For example, the sale by one or more 5% stockholders of our common stock and changes in the beneficial ownership of such stock could result in an ownership change under Section 382 of the Code. Similarly, the exercise of outstanding stock options by our employees would count for purposes of determining whether we had an ownership change. Although all of our directors, executive officers and principal and selling stockholders, as well as certain of our other stockholders, have agreed to 180-day lock-up periods, certain transfers are permitted during the lock-up period and Lehman Brothers Inc. and Goldman, Sachs & Co. may waive compliance with the lock-up agreements. None of our stockholders has otherwise agreed to continue its ownership of our common stock.

If we or the corporate successor to Brience undergoes an ownership change, our ability to utilize NOLs could be limited by Section 382 of the Code. The extent to which our use of our NOLs would be limited depends on a number of legal and factual determinations, some of which may be subject to varying interpretations, including the date on which an ownership change occurs, the long-term tax exempt rate, whether the equity value of the entire company or only one or more of its subsidiaries would be used in the application of the Section 382 limitation and the equity value of the company or such subsidiaries, as applicable. If an ownership change occurs prior to July 23, 2005, there is a significant risk that the amount of NOLs acquired from Brience that would be useable in any one year after the ownership change would be severely limited. If the limitation were significant, our limited ability to use these NOLs to offset future taxable income could materially increase our future U.S. federal income tax liability.

Our historical financial information may have limited relevance.

The historical financial information we include in this prospectus for periods ending prior to February 14, 2002 may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

•	we have made certain adjustments and allocations in our financial statements because Verizon did not account for us as, and we were not operated as, a single stand-alone business, for any of the periods presented; and

•	the information does not reflect many significant changes that have occurred as a result of our separation from Verizon.

In addition, our results include historical financial results for certain periods of Brience, Inc., which we acquired on July 23, 2003. The transaction has been accounted for as a combination of entities under common control, similar to a pooling of interests, from February 14, 2002, the date when funds associated with GTCR had common control of both entities. Prior to the acquisition, Brience had significant losses, which have been pooled into our results and may not be relevant due to the differences between Brience’s management team and business strategy and ours.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the New York Stock Exchange, will result in increased costs to us, including those related to corporate governance and the costs to operate as a public company. Section 404 of the Sarbanes-Oxley Act requires companies to perform a comprehensive and costly evaluation of their internal controls. The new rules could also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we will incur or the timing of such costs.

Risks Relating to this Offering

Future sales of our common stock may cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market following this offering and assuming no exercise of the underwriters’ option, the market price of our common stock could decline. Based on shares outstanding as of December 31, 2004, upon completion of this offering, we will have 61,421,793 shares of common stock outstanding, excluding 308,326 shares of common stock issuable upon the exercise of outstanding options.

All of the shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market. These shares will represent approximately 28.7% of our common stock upon completion of this offering. Of the remaining shares:

•	38,416,513 shares held by our principal stockholders will be eligible for sale in the public market after the applicable lock-up period expires, subject to compliance with the volume limitations and other conditions of Rule 144, and

•	5,253,306 shares held by our directors and executive officers will be eligible for sale in the public market after the applicable lock-up period expires, subject to compliance with the volume limitations and other conditions of Rule 144.

Furthermore, an additional 209,560 shares may be issued in the future upon exercise of options granted, options to be granted or equity awards to be granted under our stock option and incentive compensation plans. We expect to register these shares under the Securities Act, and therefore the shares will be freely tradable when issued, subject to compliance with the volume limitations and other conditions of Rule 144 in the case of shares sold by persons deemed to be our affiliates.

We, all of our directors and executive officers and certain of our stockholders have agreed that, for a period of 180 days from the date of the final prospectus, we and they, subject to certain exceptions, will not, without the prior written consent of each of Lehman Brothers Inc. and Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Lehman Brothers Inc. and Goldman, Sachs & Co. may release any of the securities subject to these lock-up agreements at any time without notice.

The trading price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors that will affect the trading price of our common stock include:

•	variations in operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	terrorist acts and political instability; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for technology stocks, or the stock market in general, experiences continued or increased loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $25.85 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and future equity issuances, including any additional shares issued in connection with acquisitions, may result in further dilution to investors.

We will continue to be controlled by GTCR, which will limit your ability to influence corporate activities.

Upon completion of this offering, GTCR will have three representatives on our nine-member board of directors and will own or control shares representing, in the aggregate, a 55.2% voting interest in the company, or 52.5% if the underwriters exercise their option in full. Accordingly, GTCR will exercise significant influence over our operations and business strategy and will be able to control the outcome of votes on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as mergers or other business combinations. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and as a result will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Because funds affiliated with GTCR will own in excess of 50% of our outstanding shares of voting stock after the completion of this offering, we will be deemed a “controlled company” under the rules of the New York Stock Exchange. As a result, we will qualify for, and intend to rely upon, the “controlled company” exception to the board of directors and committee requirements under the rules of the New York Stock Exchange. Pursuant to this exception, so long as the GTCR-affiliated funds continue to own more than 50% of our outstanding shares of voting stock, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of “independent directors,” and that our compensation committee and nominating and corporate governance committee be comprised solely of “independent directors” as defined under the rules of the

New York Stock Exchange. Upon completion of this offering, our board of directors will be comprised of nine persons, three of whom will be representatives of the GTCR-affiliated funds and, therefore, not “independent.” Furthermore, our compensation and nominating and corporate governance committees will not consist of a majority of independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements. For more information, see “Management—Board Committees.”

Conflicts of interest may arise because some of our directors are principals of our controlling stockholder.

Upon completion of this offering, three representatives of GTCR will serve on our nine-member board of directors. GTCR and its affiliates currently have interests in other companies, one of which, TNS, Inc., competes with our network services. GTCR and its affiliates collectively own approximately 55% of the common stock of TNS, Inc. GTCR and its affiliates may continue to invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation will also provide that GTCR and its representatives will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, including TNS, Inc.

We will incur significant charges in connection with this offering.

Based on December 31, 2004 balances, we anticipate incurring a pre-tax charge of approximately $23.4 million on the early extinguishment of debt with the proceeds of this offering. This relates to the non-cash write-off of $5.9 million of unamortized deferred financing costs and $5.5 million of unamortized debt discount relating to the existing senior credit facility and the tendered portion of the senior subordinated notes, as well as an estimated $12.0 million cash charge related to the prepayment premium on the tendered portion of the senior subordinated notes.

There is currently no public market for our common stock and an active market may not develop or persist after this offering.

We will negotiate and determine the initial public offering price with representatives of the underwriters. This price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

We do not currently intend to pay any dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have never declared or paid any cash dividends on our common stock, and we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our existing senior credit facility and the indenture governing our senior subordinated notes contain limitations on our ability to declare and pay cash dividends on our common stock. For more information, see “Dividend Policy.” As a result, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock after this offering will ever exceed the price that you pay for our common stock in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus. These statements may be found throughout this prospectus, particularly under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Specifically, under the headings “Prospectus Summary—Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenues,” we have made a number of forward-looking statements regarding future revenues from our primary service offerings. The words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The factors listed under the heading “Risk Factors” and in other sections of this prospectus provide examples of risks, uncertainties and other factors that may cause our actual results, performance and achievements, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $345.0 million (assuming the mid-point of the range of $21.00 per share) after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. We intend to use our net proceeds from this offering, together with $240.0 million of borrowings under our new senior credit facility, which we intend to enter into in connection with this offering, and our existing cash and cash equivalents, which we refer to collectively as the “aggregate cash sources” as follows based on December 31, 2004 balances:

•	$252.4 million to redeem approximately 180,830 shares of our class A cumulative redeemable convertible preferred stock, most of which is held by funds controlled by GTCR and some of which is indirectly held by current and former employees of Lehman Brothers Inc.;

•	$220.1 million to repay all borrowings outstanding under our existing senior credit facility;

•	$97.7 million to tender for $85.8 million in aggregate outstanding principal amount of our 12 3/4% senior subordinated notes; and

•	$1.6 million to pay financing costs for the new senior credit facility.

Based on account balances reflected on our December 31, 2004 balance sheet, we expect that such remaining aggregate cash sources would have been approximately $13.2 million.

If the underwriters exercise their option, a portion of the shares purchased by the underwriters will be issued by us and a portion of the shares will be sold by the selling stockholders. The selling stockholders include members of our senior management team. If the underwriters exercise their option in full, we estimate that we will receive net proceeds from the underwriters’ exercise of their option of approximately $38.5 million after deducting underwriting discounts and commissions. We intend to use any net proceeds we receive from the underwriters’ exercise of their option to redeem additional shares of our class A cumulative redeemable convertible preferred stock. We will not receive any proceeds from the sale of shares, if any, by the selling stockholders.

As of December 31, 2004, our existing indebtedness that we will repay with a portion of the net proceeds from this offering and the preferred stock that we will redeem with a portion of the net proceeds from this offering consisted of the following:

•	approximately $252.4 million in aggregate liquidation value of our class A cumulative redeemable convertible preferred stock, which currently accrues dividends at a rate of 10% per annum on the sum of the liquidation value plus all accumulated and unpaid dividends;

•	approximately $85.8 million of our senior subordinated notes, which bear interest at a rate of 12 3/4% per annum and have a final maturity on February 1, 2009; and

•	approximately $220.1 million under the term loan B portion of our existing senior credit facility, which bears interest at variable rates (4.8% weighted average interest rate at September 30, 2004) and has a final maturity of September 30, 2010.

In the aggregate, we expect that GTCR and its affiliates, through their ownership of preferred and common units of Syniverse Holdings, LLC, will receive approximately $221.0 million of the net proceeds from this offering. See “Certain Relationships and Related Party Transactions.” In addition, certain current and former employees of Lehman Brothers Inc. who indirectly own shares of our class A cumulative redeemable convertible preferred stock will receive a portion of the net proceeds of this offering upon our redemption of those shares, which proceeds will not exceed $250,000 in the aggregate. Each share of our outstanding class A cumulative redeemable convertible preferred stock that we do not redeem with the net proceeds of this offering will be converted, within 40 days after the completion of this offering, into a number of shares of our common stock determined by dividing the liquidation value of $1,000 per share of our class A cumulative redeemable convertible preferred stock plus all accumulated and unpaid dividends thereon through the closing date of this offering by the initial public offering price of our common stock in this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant. In addition, our existing senior credit facility and our indenture governing our senior subordinated notes contain, and our new senior credit facility will contain, limitations on our ability to declare and pay cash dividends.

DILUTION

If you invest in our common stock through this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock upon the completion of this offering.

Net tangible book value per share represents the amount of our total assets less intangible assets (namely goodwill, customer base, customer contract and deferred costs), total liabilities, divided by the number of shares of our common stock outstanding. After giving effect to the sale of 17,620,000 shares of common stock offered by us in this offering, assuming an initial public offering price of $21.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book deficit as of September 30, 2004 would have equaled approximately $4.85 per share of common stock. This represents an immediate increase in net tangible book value of $4.40 per share to our existing stockholders and an immediate dilution in net tangible book value of $25.85 per share to new investors in our common stock in this offering.

The following table summarizes this per share dilution:

Public offering price per share		$21.00
Net tangible book deficit per share as of September 30, 2004	$9.25
Increase per share attributable to this offering	4.40

Pro forma net tangible book deficit per share after this offering		4.85

Dilution per share to new investors		$25.85

The following table summarizes on a pro forma basis, as of September 30, 2004, the difference between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration (in thousands)		Average price per share
	Number	Percentage	Amount	Percentage
Existing stockholders(1)	43,411,973	71.1%	$120,307	24.5%	$2.77
New investors	17,620,000	28.9	370,020	75.5	21.00

Total	61,031,973	100.0%	$490,327	100.0%	$8.03

(1)	Consideration paid includes approximately $117,219 arising from the Brience merger, a combination of entities under common control, accounted for in a manner similar to a pooling of the Brience acquisition described elsewhere herein, reduced by $86,949 of accrued but unpaid preferred stock dividends.

We base the foregoing discussions and tables on the number of shares of stock outstanding as of September 30, 2004, which excludes:

•	308,326 shares of common stock that will be subject to issuance upon exercise of the options we granted under our stock option plans;

•	209,560 additional shares of common stock reserved for future issuance under our stock option plans; and

•	1,956,607 shares of our common stock subject to issuance by us if the underwriters exercise their option in full.

To the extent outstanding options, or options or warrants we may issue in the future with exercise prices below the initial public offering price, are exercised, there will be further dilution to new public investors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2004:

•	on an actual basis; and

•	on an adjusted basis after giving effect to this offering and borrowings under our new senior credit facility, which we intend to enter into in connection with this offering, and the application of the net proceeds therefrom as described in “Use of Proceeds.”

The table below should be read in conjunction with our historical and pro forma consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(dollars in thousands except par value )
Cash and cash equivalents	$13,026	$13,026

Long-term debt, including current portion:

Existing senior credit facility (1):
Revolving credit facility	—	—
Term loan facility, net of discount of $5,083 (actual)	235,591	—

New senior credit facility (2):
Revolving credit facility	—	—
Term loan facility	—	249,226
12 3/4% senior subordinated notes, net of discount of $3,378 and $2,196, respectively	241,622	157,054

Total long-term debt including current portion	477,213	406,280

Existing class A cumulative redeemable convertible preferred stock including accrued and unpaid dividends (3)	327,429	—

Stockholders’ (deficit) equity:

New preferred stock, $.001 par value per share, 300,000 shares authorized as adjusted; none issued or outstanding as adjusted	—	—
Common stock, $.001 par value per share, 100,300,000 authorized actual and as adjusted, respectively; 39,837,648 and 61,031,973 shares issued and outstanding actual and as adjusted, respectively (3)	40	61
Additional paid-in capital	45,206	465,240
Accumulated deficit (4)	(148,559)	(173,695)
Accumulated other comprehensive income	281	281

Total stockholders’ (deficit) equity	(103,032)	291,887

Total capitalization	$701,610	$698,167

(1)	Lehman Brothers Inc. is the Lead Arranger and Book Manager, and an affiliate of Lehman Brothers Inc. is the Administrative Agent, under our existing senior credit facility.
(2)	Affiliates of certain of the underwriters may participate as lenders under our new senior credit facility.
(3)	Prior to the completion of this offering, our class B common stock and class A common stock will be reclassified into common stock with a par value of $0.001 per share. As a result, we will have only one class of common stock authorized after the offering. Each share of our outstanding class A cumulative redeemable convertible preferred stock that we do not redeem with the net proceeds of this offering will be converted, within 40 days after the completion of this offering, into a number of shares of our common stock determined by dividing the liquidation value of $1,000 per share of our class A cumulative redeemable convertible preferred stock plus all accumulated and unpaid dividends thereon through the closing date of this offering by the initial public offering price of our common stock in this offering. The actual number of shares of common stock to be issued as a result of this conversion is subject to change based on the actual initial offering price.
(4)	Accumulated deficit includes $102.1 million related to the February 14, 2002 accumulated deficit of Brience, an entity under common control that was accounted for in a manner similar to a pooling of interests beginning on February 14, 2002.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain of our historical financial data for the most recent five years. We have derived the selected historical consolidated financial data as of December 31, 2002 and 2003 and September 30, 2004 and for the years ended December 31, 2001 and 2003, the period from January 1, 2002 to February 13, 2002, and the period from February 14, 2002 to December 31, 2002 and the nine months ended September 30, 2004 from our audited financial statements and the related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data for the nine months ended September 30, 2003 from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements, which are not included in this filing. The selected historical financial data as of February 13, 2002 and September 30, 2003 was derived from an unaudited balance sheet as of that date not included in this filing. The selected historical financial data set forth below is not necessarily indicative of the results of our future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

As a result of applying the required purchase accounting rules to our acquisition from Verizon on February 14, 2002, our financial statements were significantly affected. The application of purchase accounting rules result in different accounting bases and hence the financial information for the periods beginning on February 14, 2002 are not comparable to the information prior to this date.

The term “successor” refers to Syniverse Holdings, Inc. following our acquisition from Verizon on February 14, 2002. The historical financial results of Brience, from February 14, 2002, which is the date that GTCR Fund VII, L.P. and its affiliates possessed common control of us and Brience, through July 23, 2003, which is the date that we merged with Brience, are included in the financial results of the successor because this acquisition is accounted for as a combination of entities under common control, similar to a pooling of interests. The portion of historical results attributed to the common stock ownership of Syniverse Networks, Inc., which Syniverse Holdings, LLC owned between February 14, 2002 and January 17, 2005 when Syniverse Holdings, LLC contributed these shares of Syniverse Networks, Inc. to Syniverse Holdings, Inc., have been included in the financial results of the successor because this acquisition is also accounted for as a combination of entities under common control, similar to a pooling of interests.

The term “predecessor” refers to Syniverse Technologies, Inc. prior to our acquisition on February 14, 2002.

	Predecessor				Successor
	Year Ended December 31,			Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended
	1999	2000	2001				September 30, 2003	September 30, 2004
	(in thousands except per share amounts)				(in thousands except per share amounts)
Statements of Operations Data:
Revenues
Technology Interoperability	$59,959	$68,923	$82,312	$8,464	$70,215	$66,536	$50,246	$54,507
Network Services	65,158	79,760	105,369	14,103	99,647	111,845	81,240	97,754
Call Processing Services	72,138	73,262	65,241	6,429	46,336	42,764	32,636	25,831
Number Portability Services	—	—	—	—	860	5,469	1,200	34,464
Enterprise Solution Services	27,409	35,372	39,319	2,412	17,869	15,265	11,376	10,929

Revenues Excluding Off-Network Database Query Fees	224,664	257,317	292,241	31,408	234,927	241,879	176,698	223,485
Off-Network Database Query Fees	53,016	58,619	69,117	8,588	61,117	29,529	24,538	20,606

Total Revenues	277,680	315,936	361,358	39,996	296,044	271,408	201,236	244,091

Costs and expenses:
Cost of operations	141,979	150,156	169,025	20,655	130,364	109,744	80,388	104,983
Sales and marketing	21,513	24,265	24,348	2,614	22,706	18,631	13,659	15,059
General and administrative	30,848	45,721	41,245	3,001	42,630	39,881	28,237	27,918
Provision for (recovery of) uncollectible accounts	200	2,203	2,207	1,340	(693)	466	1,001	(30)
Depreciation and amortization (1)	8,866	13,061	15,203	1,464	33,285	37,319	27,567	30,323
Restructuring (2)	—	—	—	—	2,845	2,164	2,448	289
Impairment losses on intangible assets (3)	—	—	—	—	—	53,712	—	8,982

	203,406	235,406	252,028	29,074	231,137	261,917	153,300	187,524

Operating income	74,274	80,530	109,330	10,922	64,907	9,491	47,936	56,567
Other income (expense) net:
Interest income	2,802	3,087	3,903	432	965	768	546	927
Interest expense	(2,822)	(22)	—	—	(54,105)	(58,128)	(44,525)	(40,165)
Other income (expense), net	6	4	(80)	(19)	(275)	—	(1)	(12)

	(14)	3,069	3,823	413	(53,415)	(57,360)	(43,980)	(39,250)

Income (loss) from continuing operations before provision for income taxes	74,260	83,599	113,153	11,335	11,492	(47,869)	3,956	17,317
Provision for income taxes	28,156	32,548	43,895	4,418	9,320	10,057	2,734	6,508

Income (loss) from continuing operations	46,104	51,051	69,258	6,917	2,172	(57,926)	1,222	10,809
Discontinued operations:
Loss from discontinued operations	—	—	—	—	(1,541)	—	—	—

Net income (loss)	46,104	51,051	69,258	6,917	631	(57,926)	1,222	10,809
Preferred dividends	—	—	—	—	(33,340)	(30,230)	(22,814)	(23,379)

Net income (loss) attributable to common stockholders	$46,104	$51,051	$69,258	$6,917	$(32,709)	$(88,156)	$(21,592)	$(12,570)

Net income (loss) per share:
Basic and diluted					$(0.82)	$(2.21)	$(0.54)	$(0.32)
Weighted average common shares outstanding:
Basic and diluted					39,838	39,838	39,838	39,838
Other Financial Data:
EBITDA (4)	$83,146	$93,595	$124,453	$12,367	$96,376	$46,810	$75,502	$86,878
Revenues (excluding Off-Network Database Query Fees)	224,664	$257,317	292,241	31,408	234,927	241,879	176,698	223,485
Net cash provided by (used in):
Operating activities	52,985	55,218	131,281	1,185	59,756	48,422	35,087	54,254
Investing activities	(18,426)	(10,634)	(99,831)	34,781	(12,278)	(18,883)	(12,121)	(72,778)
Financing activities	(34,559)	(42,000)	(33,750)	(11,250)	(44,187)	(63,430)	(58,850)	23,298
Capital expenditures	19,778	12,956	10,406	606	12,278	18,280	12,121	17,403
Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$2,584	$284	$25,000	$42,190	$8,299	$6,306	$13,026
Property and equipment, net	24,881	24,387	23,656	23,306	33,728	33,548	32,764	37,077
Total assets	126,386	198,380	247,867	159,457	833,068	730,271	777,357	777,041
Total debt, net of discount, and redeemable preferred stock	—	—	—	—	856,973	753,425	749,722	804,642
Total stockholders’ equity (deficit)	74,550	117,307	153,104	133,510	(81,453)	(90,317)	(23,691)	(103,032)

(1)	Depreciation and amortization amounts exclude accretion of debt discount and amortization of deferred finance costs, which are both included in interest expense in the statement of operations data. Depreciation and amortization amounts after February 14, 2002 are not comparable to the periods prior to that date because the successor company’s assets were revalued as a result of the purchase accounting treatment of the acquisition.
(2)	Restructuring expense is comprised of severance benefits associated with our cost rationalization initiatives, which were implemented in August 2002, February 2003, July 2003 and April 2004. Our restructurings in July 2003 and April 2004 were related to the acquisitions of Brience and Softwright, respectively. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.
(3)	Impairment losses on intangible assets in 2003 relate primarily to the trademark value associated with our previous corporate name of $51.0 million and to certain capitalized software costs $2.7 million which will no longer be recoverable due to our phase-outs of other service offerings. In 2004, these losses relate to capitalized software costs associated with our phase out of certain service offerings and reduced valuation of certain call processing services.
(4)	EBITDA is determined by adding net interest expense, income taxes, depreciation and amortization to net income (loss). We present EBITDA because we believe that EBITDA provides useful information regarding our operating results. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. We also use EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. In addition, we also utilize EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on EBITDA.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to EBITDA for the periods presented. We have also provided supplemental information regarding items associated with our restructuring expense and intangible asset impairments.

	Predecessor				Successor
	Year Ended December 31,			Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended
	1999	2000	2001				September 30, 2003	September 30, 2004
	(dollars in thousands)				(dollars in thousands)
Reconciliation of EBITDA to Net Income (Loss):
Net income (loss) as reported	$46,104	$51,051	$69,258	$6,917	$631	$(57,926)	$1,222	$10,809
Interest expense, net	20	(3,065)	(3,903)	(432)	53,140	57,360	43,979	39,238
Depreciation and amortization	8,866	13,061	15,203	1,464	33,285	37,319	27,567	30,323
Provision for income taxes	28,156	32,548	43,895	4,418	9,320	10,057	2,734	6,508

EBITDA	$83,146	$93,595	$124,453	$12,367	$96,376	$46,810	$75,502	$86,878

Supplemental information:
Restructuring expense (i)	$—	$—	$—	$—	$2,845	$2,164	$2,448	$289
Impairment losses on intangible assets (ii)	—	—	—	—	—	53,712	—	8,982

(i)	Restructuring expense is comprised primarily of severance benefits associated with our cost rationalization initiatives, which were implemented in August 2002, February 2003, July 2003 and April 2004. The latter two restructurings are related to two acquisitions. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.

(ii)	Impairment losses on intangible assets in 2003 relate primarily to the trademark value associated with our previous corporate name of $51.0 million and to certain capitalized software costs of $2.7 million which will no longer be recoverable due to our phase-outs of certain service offerings. In 2004, these losses relate to capitalized software costs associated with our phase out of other service offerings and reduced valuation of certain call processing services.

The following table reconciles cash flows from operations to EBITDA for the periods presented.

	Predecessor				Successor
	Year Ended December 31,			Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Nine Months Ended
	1999	2000	2001				September 30, 2003	September 30, 2004
	(dollars in thousands)				(dollars in thousands)
Reconciliation of Cash Flows from Operations to EBITDA:
Net cash provided by operating activities	$52,985	$55,218	$131,281	$1,185	$59,756	$48,422	$35,087	$54,254
Net interest paid (collected)	20	(3,065)	(3,903)	315	30,187	46,152	42,919	42,155
Pension and other employee retirement benefits	(2,490)	(2,968)	(3,861)	(546)	—	—	—	—
Impairment losses on intangible assets	—	—	—	—	—	(53,712)	—	(8.982)
Other working capital changes	32,865	46,617	3,143	12,753	15,496	19,522	7,068	6,190
Changes in other non-cash items	(200)	(2,207)	(2,207)	(1,340)	(9,456)	(11,489)	(9,397)	(7,200)
Other assets and liabilities	(34)	—	—	—	393	(2,085)	(175)	461

EBITDA	$83,146	$93,595	$124,453	$12,367	$96,376	$46,810	$75,502	$86,878

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Historical Financial Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Company History

Our business was founded in 1987 as GTE Telecommunication Services Inc., a unit of GTE. In early 2000, GTE combined our business with its Intelligent Network Services business to further broaden our network services offering. In June 2000, when GTE and Bell Atlantic merged to form Verizon Communications Inc., we became an indirect, wholly owned subsidiary of Verizon.

At the time of our acquisition from Verizon on February 14, 2002, we anticipated that our future revenues from Verizon Wireless would decrease. The expected decline in Verizon Wireless revenues was based on a number of specific events, including Verizon Wireless’ planned movement of certain services in-house and the termination of Verizon Wireless’ contract with us relating to the technology supporting the OnStar application. In anticipation of this decrease, we entered into a revenue guaranty agreement on February 14, 2002 pursuant to which Verizon Information Services agreed to pay us 82.5% of the amount, if any, by which our annual revenues from Verizon Wireless and certain of its affiliates were less than specified annual revenue minimums beginning from the date of the acquisition and continuing through December 31, 2005. The revenue minimums were $45.4 million for the period from February 14, 2002 to December 31, 2002, $34.9 million for the year ended December 31, 2003, $33.5 million for the year ended December 31, 2004 and $33.2 million for the year ended December 31, 2005. These agreed-upon revenue minimums compare to $84.9 million of 2001 revenues from Verizon Wireless. Although our revenues from Verizon Wireless have declined following our acquisition from Verizon, these revenues still exceeded the revenue minimums in 2002 and 2003 and have exceeded the revenue minimums in the year-to-date period of 2004. As a result, we have not received and do not expect to receive any payments under the Verizon Wireless revenue guaranty.

At the time of the acquisition, we also had identified several other customers that we believed might cease using our clearinghouse, call processing and prepaid wireless services during 2002 and 2003. We expected a reduction in Cingular Wireless revenues due to contractual arrangements made by Cingular Wireless’ parent company as part of the sale of its international clearinghouse business, whereby Cingular Wireless was required to move its clearinghouse business to the buyer as part of a multi-year agreement. As a result, our clearinghouse revenues from Cingular Wireless declined from $8.6 million in 2001 to $0.6 million in 2002, which was the year that the contract was terminated. Virtually all of the Cingular Wireless clearinghouse business was moved to this other provider prior to our acquisition from Verizon.

In addition, we anticipated declines in our call processing services and enterprise solutions revenues. The decline in call processing was attributable to technology developments that have resulted in traditional call processing functionality being incorporated into more cost-effective SS7 network solutions. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all carriers to enable critical telecommunications functions such as line busy signals, toll-free calling services and caller ID. This has resulted in customers increasingly moving from our call processing solution to our SS7 network, a competitor’s SS7 network, in-house SS7 networks and/or direct connections with roaming partners. Call processing services revenues declined $10.0 million from $52.8 million for 2002 to $42.8 million for 2003. This decline was in line with our expectations. We expect the decline to continue at a rate similar to the 2002 to 2003 reduction. Enterprise solutions revenues declined $5.0 million from $20.3 million in 2002 to $15.3 million in 2003, of which $4.5 million was attributed to our prepaid services offering. The decline was primarily the result of a decision by a customer to move to its parent company’s prepaid wireless platform following an acquisition. This customer’s decision to stop using our prepaid services was made prior to our acquisition from Verizon. We have discontinued offering any prepaid services and we no longer earn revenues from these services.

These revenue declines were partially offset by continued strength in our clearinghouse services driven by growth from existing customers or services, which we refer to as “organic volume growth,” and the addition of new customers. In addition, we have experienced strong network services revenue growth driven by increased intelligent network database query volumes, messaging volumes and signaling. Furthermore, the introduction of number portability services has contributed significantly to the growth of our business over this period. In order to encourage higher customer transaction volumes, our pricing strategy generally includes negotiating tiered pricing schedules with our customers based on certain established transaction volume levels. As a result, the average price per transaction for many of our products has declined over time as customers have increasingly used our services and transaction volumes have grown. We expect this trend to continue.

Acquisitions

On July 23, 2003, we merged with Brience. In connection with the merger, the former stockholders of Brience received an aggregate of 100,000 common units of Syniverse Holdings, LLC, which represented approximately 0.1% of the outstanding common units. The principal operations of Brience, now known as Syniverse Brience, at the time of the merger included the sale and servicing of its Mobile Processing Server product, an integrated software design and development environment for building mobile solutions that control formatting for wireless devices.

Since the funds associated with GTCR had a controlling interest in both Brience and Syniverse LLC at the time of the merger, the transaction was accounted for as a combination of entities under common control, similar to a pooling of interests. Accordingly, our historical consolidated financial statements include the financial results of Brience beginning on the date when the funds associated with GTCR had common control of both entities (February 14, 2002). Brience’s pre-acquisition net loss included in our historical results of operations was $13.8 million and $1.9 million for the period between February 14, 2002 and December 31, 2002 and the period between January 1, 2003 and July 23, 2003, respectively.

On December 19, 2003, we acquired Softwright Holdings Limited for $0.8 million cash and the assumption of liabilities of $1.3 million. Softwright Holdings Limited, now known as Syniverse Holdings Limited, develops software products and services for mobile operators and enterprise customers. Syniverse Holdings Limited also provides mobile number portability services throughout Europe and is the sole provider of these services in the United Kingdom. Under the terms of the acquisition, we agreed to make a payment not to exceed £2.0 million to the former owners of the acquired company no later than March 31, 2005 if this operation achieved a certain predetermined profitability level, as measured by EBITDA, for the period ending October 31, 2004. No payments were required under the earn-out provision of the acquisition agreement because the Softwright subsidiary did not achieve the negotiated EBITDA targets.

On September 30, 2004, we acquired the wireless clearinghouse business of IOS North America from EDS for total consideration after purchase price adjustments of $53.7 million, which amount was paid in cash. We financed the acquisition through increased borrowings under our existing senior credit facility and available cash. The primary services of IOS North America include wireless voice and data clearinghouse services. These post-acquisition revenues will be reported in Technology Interoperability Services.

Basis of Presentation

Prior to our acquisition, we operated as a subsidiary of Verizon. As a result, the historical financial information included in this prospectus for periods prior to the acquisition does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during those periods.

Our acquisition from Verizon was accounted for using the purchase method of accounting. As a result, the acquisition has affected our results of operations in certain significant respects. The aggregate acquisition costs, including transaction costs of approximately $808.6 million, have been allocated to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the acquisition date. This has resulted in a significant increase in our annual depreciation and amortization expense. Due to the effects of the increased borrowings used to finance the acquisition, our interest expense has increased significantly in the periods following the acquisition. In addition, due to the effects of the 10% dividend requirements of our class A cumulative redeemable convertible preferred stock issued at the time of the acquisition, our net income attributable to common stockholders has been reduced. The application of purchase accounting rules also resulted in different accounting bases, and hence the financial information for the periods beginning on February 14, 2002 are not comparable to the information prior to this date.

At the time of our acquisition of Brience, investment funds controlled by GTCR controlled both Brience and us. As a result, the acquisition has been accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Brience were combined at their historical amounts as of the date that the GTCR funds had control of both entities, which was February 14, 2002. Accordingly, our historical consolidated financial statements have been restated to include the financial results of Brience beginning on such date.

The acquisitions of Softwright and IOS North America have been accounted for using the purchase method of accounting, and hence the results of operations for such businesses have been included since their respective dates of acquisition by us.

Prior to September 30, 2004, IOS North America operated as a business unit of EDS. As a result, the historical financial information included in this prospectus with respect to IOS North America does not necessarily reflect what its financial position and results of operations would have been had it operated as a separate, stand-alone entity during the periods presented.

Introduction

We provide an integrated suite of services that simplify wireless technology complexities by integrating disparate wireless carriers’ systems and networks in order to provide seamless global voice and data communications to wireless subscribers. These services include:

•	Technology Interoperability Services. We operate the largest wireless clearinghouse in North America that enables the accurate invoicing and settlement of domestic and international wireless roaming telephone calls, wireless data events and Wi-Fi sessions. We also provide SMS routing and translation services between carriers.

•	Network Services. Through our SS7 network, we connect disparate wireless carrier networks and enable access to intelligent network database services like caller ID and provide translation and routing services to support the delivery and establishment of telephone calls.

•	Number Portability Services. Our number portability services are used by many wireless carriers, including the five largest domestic carriers, to enable wireless subscribers to switch service providers while keeping the same telephone number.

•	Call Processing Services. We provide wireless carriers global call handling and fraud management solutions that allow wireless subscribers from one carrier to make and accept telephone calls while roaming on another carrier’s network.

•	Enterprise Solutions. Our enterprise wireless data management platform allows carriers to offer large corporate customers reporting and analysis tools to manage telecom-related expenses.

•	Off-Network Database Queries. We provide our network customers with access to various third-party intelligent network databases.

Revenues

Most of our revenues are transaction-based and derived from long-term contracts, typically with terms averaging three years in duration. Most of the services and solutions we offer to our customers are based on applications, network connectivity and technology platforms owned and operated by us. A small amount of our revenues are generated through software license sales. We generate our revenues primarily through the sale of our technology interoperability services, network services, number portability services, call processing services and enterprise solutions to telecommunications carriers throughout the world. In order to encourage higher customer transaction volumes, we generally negotiate tiered pricing schedules with our customers based on certain established transaction volume levels. As a result, the average per-transaction fee for many of our products has declined over time as customers have increasingly used our services and transactions volumes have grown. We expect this trend to continue. Generally, there is also a slight increase in wireless roaming telephone usage and corresponding revenues in the high-travel months of the second and third fiscal quarters.

Future increases or decreases in revenues are dependent on many factors, such as industry subscriber growth, with few of these factors known in advance. From time to time, specific events such as customer contract renewals at different terms, a customer contract termination, or a customer’s decision to change technologies or to provide solutions in-house, will be known to us, and then we can estimate their impact on our revenues.

Set forth below is a brief description of our primary service offerings.

•	Technology Interoperability Services. We operate the largest wireless clearinghouse in North America that enables the accurate invoicing and settlement of domestic and international wireless roaming telephone calls, wireless data events and Wi-Fi sessions. We also provide SMS routing and translation services between carriers. Wireless carriers send data records to our service platforms for processing, aggregation, translation and distribution among carriers. We primarily generate revenues by charging per-transaction processing fees based on the number of data/messaging records provided to us by wireless carriers for our wireless roaming clearinghouse, SMS routing services and wireline network access billing. We recognize revenues at the time the transactions are processed. Over time, we expect the average per-transaction fee for certain services to continue to decline as a result of our volume-based pricing strategy as well as potential competitive pricing pressure. In the fourth quarter of 2004, one of our technology interoperability customers notified us that it does not intend to renew its contract for these services. We expect the annualized impact of this contract loss to be approximately $2 million.

•

Network Services. Through our SS7 network, we connect disparate wireless carrier networks and enable access to intelligent network database services like caller ID. We also provide translation and routing services to support the delivery and establishment of telephone calls. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all carriers to enable critical telecommunications functions such as line busy signals, toll-free calling services and caller ID. We primarily generate revenues by charging per-transaction processing fees. In addition, our customers pay monthly connection fees based on the number of network connections as well as the number of switches with which a customer communicates. The per-transaction fees are based on the number of intelligent network messages and intelligent network database queries made through our network and are recognized as revenues at the time the transactions are processed. Over time, we expect the average per-transaction fee for certain services will continue to decline as a result of our volume-based pricing strategy and potential competitive pricing pressures. In addition, in the third quarter of 2004, one of our SS7 customers announced that it intends to replace our SS7 network with an in-house solution. We expect this development to reduce 2005 network services revenues by approximately $5 million, depending on the timing of the replacement.

In addition, a small amount of our network services revenues is generated through software license fees, maintenance agreements and professional services. License fee revenues consist principally of revenues from the licensing of our software and are generally recognized over the contract period. Maintenance agreements call for us to provide technical support and software enhancements to customers. Revenues on technical support and software enhancement rights are recognized ratably over the term of the support agreement. Professional services include consulting, training and installation services to our customers. Revenues from such services are generally recognized on a straight-line basis over the same period as the software license fees.

•	Number Portability Services. We provide number portability services to the wireless industry. When a wireless subscriber chooses to change carriers but keep their existing telephone number, the former carrier must send the subscriber information to the new carrier. Our services perform the necessary processing between the two carriers to allow the subscriber to change service providers while keeping their existing telephone number. We primarily generate revenues by charging per-transaction processing fees, monthly fixed fees and fees for customer implementations. We recognize processing revenues at the time the transactions and services are processed. We recognize monthly fixed fees as revenues on a monthly basis as the services are performed. We defer revenues related to customer implementations and recognize these fees on a straight-line basis over the life of the initial customer agreements. We expect pricing and revenues to remain stable over the near term. However, during the fourth quarter of 2004, we received notice from Sprint of its intention to replace the number portability error resolution services provided by us with its own internal platforms. For the nine months ended September 30, 2004, we recognized $14.0 million in revenue from Sprint for these services. We are currently in discussions with Sprint over the timing of this transition and its existing contractual obligations and we cannot yet accurately estimate the impact this will have on our future financial results.

•	Call Processing Services. We provide wireless carriers global call handling and fraud management solutions that allow wireless subscribers from one carrier to make and accept calls while roaming on another carrier’s network. We primarily generate revenues by charging per-transaction processing fees based on the number of validation, authorization and other call processing messages generated by wireless subscribers. We recognize processing fee revenues at the time the transactions are processed. We expect our call processing revenues will continue to decline as a result of technology developments that have resulted in traditional call processing functionality being incorporated into more cost-effective SS7 network solutions. This has resulted in customers increasingly replacing our call processing solution with our SS7 network, competitor SS7 networks, in-house SS7 networks and/or direct connections with roaming partners.

•	Enterprise Solutions Services. Our enterprise wireless data management platform allows carriers to offer large corporate customers reporting and analysis tools to manage telecom-related expenses. We primarily generate revenues by charging per-subscriber fees. We recognize these revenues at the time the service is performed. Pricing and revenues are not expected to vary over the near term.

•	Off-Network Database Queries. Through interconnection with other carrier networks, we have access to other service providers’ databases that support caller ID and toll-free routing. If one of our customers uses our network to access another service provider’s database, we are charged fees for access to that database. We pass these charges onto our customers, with little or no margin, based upon the charges we receive from these database providers. We recognize revenues at the time the transaction is performed. Over time, these revenues are expected to continue to decline as customers seek direct connections with the database providers.

For more information about how we recognize revenues for each of our service categories, please see the discussion below under “Critical Accounting Policies.”

Costs and Expenses

Our costs and expenses consist of cost of operations, sales and marketing, general and administrative, and depreciation and amortization.

•	Cost of operations includes data processing costs, network costs, royalty costs, personnel costs associated with service implementation, training and customer care, and off-network database query charges.

•	Sales and marketing includes personnel costs, advertising costs, trade show costs and relationship marketing costs.

•	General and administrative consists primarily of research and development expenses, a portion of the expenses associated with our facilities, internal management expenses, business development expenses, and expenses for finance, legal, human resources and other administrative departments. In addition, we incur significant service development costs. These costs, which are primarily personnel, relate to technology creation, enhancement and maintenance of new and existing services. Historically, most of these costs are expensed and recorded as general and administrative expenses. The capitalized portion, which is recorded as capitalized software costs, relates to costs incurred during the application development stage for the new service offerings and significant service enhancements.

•	Depreciation and amortization relate primarily to our property and equipment including our SS7 network, infrastructure facilities related to information management and other intangible assets recorded in purchase accounting.

Results of Operations

Our results before and after February 14, 2002 are not generally comparable due to the effects of purchase accounting and the changes in the capital and cost structures established to operate the company on a stand-alone basis. However, to aid in the comparison to the twelve months ended December 31, 2002, we have combined the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to December 31, 2002 and included explanations about the effects of purchase accounting. The full twelve months ended December 31, 2002 are referred to as “combined” herein.

Comparison of the Nine Months Ended September 30, 2003 and 2004

The following table presents an overview of our results of operations for the nine months ended September 30, 2003 and 2004:

	Nine Months Ended September 30, 2003	% of Revenues	Nine Months Ended September 30, 2004	% of Revenues	Nine Months
					2003 vs. 2004 $	Change %
	(dollars in thousands)
Revenues:
Technology Interoperability Services	$50,246	25.0%	$54,507	22.3%	$4,261	8.5%
Network Services	81,240	40.4%	97,754	40.0%	16,514	20.3%
Number Portability Services	1,200	0.6%	34,464	14.1%	33,264	2772.0%
Call Processing Services	32,636	16.2%	25,831	10.6%	(6,805)	(20.9)%
Enterprise Solutions	11,376	5.6%	10,929	4.6%	(447)	(3.9)%

Revenues (excluding Off-Network Database Query Fees)	176,698	87.8%	223,485	91.6%	46,787	26.5%
Off-Network Database Query Fees	24,538	12.2%	20,606	8.4%	(3,932)	(16.0)%

Total revenues	201,236	100.0%	244,091	100.0%	42,855	21.3%

Costs and expenses:
Cost of operations	80,388	39.9%	104,983	43.0%	24,595	30.6%
Sales and marketing	13,659	6.8%	15,059	6.2%	1,400	10.3%
General and administrative	28,237	14.0%	27,918	11.4%	(319)	(1.1)%
Provision for (recovery of) uncollectible accounts	1,001	0.5%	(30)	(0.0)%	(1,031)	(103.0)%
Depreciation and amortization	27,567	13.8%	30,323	12.4%	2,756	10.0%
Restructuring	2,448	1.2%	289	0.1%	(2,159)	(88.2)%
Impairment losses on intangible assets	—	0.0%	8,982	3.7%	8,982	100.0%

	153,300	76.2%	187,524	76.8%	34,224	22.3%

Operating income	47,936	23.8%	56,567	23.2%	8,631	18.0%

Other income (expense), net:
Interest income	546	0.3%	927	0.4%	381	69.8%
Interest expense	(44,525)	(22.1)%	(40,165)	(16.5)%	4,360	(9.8)%
Other, net	(1)	(0.0)%	(12)	(0.0)%	(11)	1100.0%

	(43,980)	(21.8)%	(39,250)	(16.1)%	4,730	(10.8)%

Income before provision for income taxes	3,956	2.0%	17,317	7.1%	13,361	337.7%
Provision for income taxes	2,734	1.4%	6,508	2.7%	3,774	138.0%

Net income	1,222	0.6%	10,809	4.4%	9,587	784.5%
Preferred dividends	(22,814)	(11.3)%	(23,379)	(9.6)%	565	2.5%

Net income (loss) attributable to common stockholders	$(21,592)	(10.7)%	$(12,570)	(5.2)%	$9,022	(41.8)%

Revenues

Total revenues increased $42.9 million to $244.1 million for the nine months ended September 30, 2004 from $201.2 million for the same period in 2003. Excluding Off-Network Database Query Fees, total revenues increased $46.8 million for the nine months ended September 30, 2004. The increase in revenues was primarily due to the introduction of our number portability services solution and strong volume growth in Technology Interoperability Services and Network Services revenues offset in part by decreases in Call Processing and Enterprise Solutions Services revenues.

During the fourth quarter of 2004, we renewed our contract with Verizon Wireless. Consistent with our overall pricing strategy, the terms of the new contract allow for additional price concessions that will, in the near term, reduce the combined revenues from this customer. In the long run, we believe these decreases will likely be offset in part by higher transaction volumes as well as additional service offerings to Verizon Wireless.

Technology Interoperability Services revenues increased $4.3 million to $54.5 million for the nine months ended September 30, 2004 from $50.2 million for the same period in 2003. The increase in revenues was primarily due to organic volume growth in our wireless clearinghouse services, partially offset by a decline in per-transaction fees pursuant to our volume-based pricing strategy for certain services and a competitive pricing environment.

Network Services revenues increased $16.5 million to $97.8 million for the nine months ended September 30, 2004 from $81.2 million for the same period in 2003. The increase in revenues was primarily due to strong volume growth in our Global System for Mobile Communication (“GSM”) transport and intelligent network database services, partially offset by a slight decline in per-transaction fees pursuant to our volume-based pricing strategy for certain of our services and a competitive pricing environment. In addition, in 2004, one of our SS7 customers announced that it intends to replace our SS7 network with an in-house solution. We expect this development to reduce 2005 network services revenues by approximately $5 million, depending on the timing of the replacement.

Number Portability Services revenues increased $33.3 million to $34.5 million for the nine months ended September 30, 2004 from $1.2 million for the same period in 2003. The increase in revenues was due to the November 24, 2003 introduction of our number portability services solution to carriers serving the top 100 Metropolitan Service Area markets in the United States and the subsequent introduction of number portability services to carriers serving the remaining Metropolitan Service Areas in the United States beginning on May 24, 2004. During the fourth quarter of 2004, we received notice from Sprint of its intention to move number portability error resolution services provided by us to its own internal platforms. For the nine months ended September 30, 2004, we recognized $14.0 million in revenues from Sprint for these services. We are currently in negotiations with Sprint over the timing of this transition and its existing contractual obligations and we cannot yet accurately estimate the impact this will have on our future financial results.

Call Processing Services revenues decreased $6.8 million to $25.8 million for the nine months ended September 30, 2004 from $32.6 million for the same period in 2003. The decline in call processing revenues was attributable to technology developments that have resulted in traditional call processing functionality being incorporated into more cost-effective SS7 network solutions. This has resulted in customers increasingly moving from our call processing solution to our SS7 network, a competitor’s SS7 network, in-house SS7 networks and/or direct connections with roaming partners. We expect this decline to continue.

Enterprise Solutions Services revenues decreased $0.4 million to $10.9 million for the nine months ended September 30, 2004 from $11.4 million for the same period in 2003. The decrease in revenues was primarily due to the discontinuation of our prepaid wireless solution.

Off-Network Database Queries revenues decreased $3.9 million to $20.6 million for the nine months ended September 30, 2004 from $24.5 million for the same period in 2003. The decrease in revenues was primarily driven by customers moving to direct access and billing arrangements with third-party intelligent network database providers. We pass off-network database query fees onto our customers, with little or no margin, based upon the charges we receive from the third-party database providers. We expect this decline to continue.

Expenses

Cost of operations increased $24.6 million to $105.0 million for the nine months ended September 30, 2004 from $80.4 million for the same period in 2003. As a percentage of revenues, cost of operations increased from 39.9% to 43.0%. The increase was primarily due to the increased operational costs related to our new wireless number portability services.

Sales and marketing expenses increased $1.4 million to $15.1 million for the nine months ended September 30, 2004 from $13.7 million for the same period in 2003. The increase was primarily due to approximately $1.0 million of expenses related to the Syniverse name change and $0.2 million in costs associated with our international expansion.

General and administrative expenses decreased $0.3 million to $27.9 million for the nine months ended September 30, 2004 from $28.2 million for the same period in 2003. The decrease was primarily due to lower development expenses. Offsetting this decrease was a $0.8 million increase in costs associated with our international expansion efforts and $0.8 million in costs associated with potential acquisitions that were not consummated. As a percentage of revenues, general and administrative expenses decreased from 14.0% to 11.4%. This decrease was primarily due to an increase in revenues, while general and administrative expenses remained relatively stable.

Provision for (recovery of) uncollectible accounts decreased $1.0 million to approximately $30,000 for the nine months ended September 30, 2004 from $1.0 million for the same period in 2003. The decrease was due to reductions in the general reserve due to a lower number of customer bankruptcies and collection of previously delinquent balances.

Depreciation and amortization expenses increased $2.8 million to $30.3 million for the nine months ended September 30, 2004 from $27.6 million for the same period in 2003. The increase was due primarily to higher depreciation and amortization expenses incurred in connection with our capital expenditures related to wireless local number portability and our SS7 network expansion in 2003 and $0.7 million of amortization for the remaining trademark intangible asset related to our prior corporate name. Included in our depreciation and amortization expenses for the nine months ended 2004 and 2003 is approximately $18.6 million and $18.2 million, respectively, in amortization related to intangible assets recorded in purchase accounting due to our February 2002 acquisition from Verizon and from our December 2003 acquisition of Softwright Limited.

Restructuring expenses decreased $2.2 million to $0.3 million for the nine months ended September 30, 2004 from $2.4 million for the same period in 2003. In April 2004, we completed a restructuring plan in connection with our acquisition of Syniverse Holdings Limited resulting in the termination of ten employees. As a result, we incurred $0.3 million in severance related costs in April 2004. In February 2003, we completed another restructuring plan, resulting in the termination of 71 employees or approximately 10.6% of our workforce. As a result, we incurred $1.8 million in severance related costs in February 2003. In July 2003, we also completed a restructuring resulting in the termination of five former Brience employees. As a result, we incurred $0.6 million in severance related costs.

Impairment losses on intangible assets were $9.0 million for the nine months ended September 30, 2004. The impairment losses are related to the capitalized software associated with our call processing platforms to be discontinued and the discontinuation of a carrier’s use of our access billing services. There were no impairment losses on intangible assets for the nine months ended September 30, 2003.

Interest income increased $0.4 million to $0.9 million for the nine months ended September 30, 2004 from $0.5 million for the same period in 2003. The increase was due to higher service charges from our customers on past due accounts receivable in 2004, which we recognized on a cash basis.

Interest expense decreased $4.4 million to $40.2 million for the nine months ended September 30, 2004 from $44.5 million for the same period in 2003. The decrease was primarily due to a lower principal balance on our existing senior credit facility. This decrease was offset by $1.4 million of one-time costs incurred in the third quarter of 2004 associated with the September 30, 2004 amendment to our existing senior credit facility.

Provision for income taxes increased $3.8 million to $6.5 million for the nine months ended September 30, 2004 from $2.7 million for the same period in 2003. In 2004, our provision represents the increase in deferred tax liabilities associated with nondeductible goodwill. The increase was primarily due to the continued recognition of a significant valuation allowance against our deferred tax assets. Primarily as a result of our impairment loss in the fourth quarter of 2003, we have concluded that it is appropriate to establish a full valuation allowance against our net deferred tax assets, excluding goodwill. The deferred tax assets arise primarily from federal net operating losses which expire between 2006 and 2023. These losses relate primarily to Brience’s operations in periods prior to February 14, 2002. In addition, because we do not amortize goodwill for financial reporting purposes and cannot predict if or when this deferred tax liability will be utilized, we are unable to consider the associated deferred tax liabilities at December 31, 2003 in this analysis.

Preferred dividends were $23.4 million for the nine months ended September 30, 2004 and $ 22.8 million for the nine months ended September 30, 2003. The undeclared and unpaid preferred dividends relate to the 10% preferred yield on Syniverse Holdings, Inc.’s class A cumulative redeemable convertible preferred stock issued on February 14, 2002. These dividends, which compound quarterly, earned a yield of 15% for the first year which ended February 14, 2003, and earn 10% thereafter. The amounts are recorded as a part of the class A redeemable preferred stock balance.

Comparison of 2003 to Combined Financial Statements for 2002

The following table presents an overview of our results of operations for the years ended December 31, 2003 and 2002:

	Predecessor		Successor		Successor
	Period from January 1 to February 13, 2002	% of Revenues	Period from February 14 to December 31, 2002	% of Revenues	Year Ended December 31, 2003	% of Revenues	2002 vs. 2003 $	Change %
	(dollars in thousands)		(dollars in thousands)
Revenues:
Technology Interoperability Services	$8,464	21.2%	$70,215	23.7%	$66,536	24.5%	$(12,143)	(15.4)%
Network Services	14,103	35.2%	99,647	33.7%	111,845	41.2%	(1,905)	(1.7)%
Number Portability Services	—	0.0%	860	0.3%	5,469	2.0%	4,609	535.9%
Call Processing Services	6,429	16.1%	46,336	15.7%	42,764	15.8%	(10,001)	(19.0)%
Enterprise Solutions	2,412	6.0%	17,869	6.0%	15,265	5.6%	(5,016)	(24.7)%

Revenues (excluding Off-Network Database Query Fees)	31,408	78.5%	234,927	79.4%	241,879	89.1%	(24,456)	(9.2)%
Off-Network Database Query Fees	8,588	21.5%	61,117	20.6%	29,529	10.9%	(40,176)	(57.6)%

Total revenues	$39,996	100.0%	$296,044	100.0%	$271,408	100.0%	$(64,632)	(19.2)%

Costs and expenses:
Cost of operations	20,655	51.6%	130,364	44.0%	109,744	40.4%	(41,275)	(27.3)%
Sales and marketing	2,614	6.5%	22,706	7.7%	18,631	6.9%	(6,689)	(26.4)%
General and administrative	3,001	7.5%	42,630	14.4%	39,881	14.7%	(5,750)	(12.6)%
Provision for (recovery of) uncollectible accounts	1,340	3.4%	(693)	(0.2)%	466	0.2%	(181)	(28.0)%
Depreciations and amortization	1,464	3.7%	33,285	11.2%	37,319	13.8%	2,570	7.4%
Restructuring	—	0.0%	2,845	1.0%	2,164	0.8%	(681)	(23.9)%
Impairment losses on intangible assets	—	0.0%	—	0.0%	53,712	19.7%	53,712	100.0%

	29,074	72.7%	231,137	78.1%	261,917	96.5%	1,706	0.7%

Operating income	10,922	27.3%	64,907	21.9%	9,491	3.5%	(66,338)	(87.5)%

Other income (expense), net:
Interest Income	432	1.1%	965	0.4%	768	0.3%	(629)	(45.0)%
Interest expense	—	0.0%	(54,105)	(18.3)%	(58,128)	(21.4)%	(4,023)	7.4%
Other, net	(19)	(0.0)%	(275)	(0.1)%	—	0.0%	294	(100.0)%

	413	1.0%	(53,415)	(18.0)%	(57,360)	(21.1)%	(4,358)	8.2%

Income (loss) from continuing operations before provision for income taxes	11,335	28.3%	11,492	3.9%	(47,869)	(17.6)%	(70,696)	(309.7)%
Provision for income taxes	4,418	11.0%	9,320	3.2%	10,057	3.7%	(3,681)	(26.8)%

Income (loss) from continuing operations	6,917	17.3%	2,172	0.7%	(57,926)	(21.3)%	(67,015)	(737.3)%
Loss from discontinued operations	—	0.0%	(1,541)	(0.5)%	—	0.0%	1,541	(100.0)%

Net income (loss)	6,917	17.3%	631	0.2%	(57,926)	(21.3)%	(65,474)	(867.4)%
Preferred dividends	—	0.0%	(33,340)	(11.2)%	(30,230)	(11.2)%	3,110	(9.3)%

Net income (loss) attributable to common stockholders	$6,917	17.3%	$(32,709)	(11.0)%	$(88,156)	(32.5)%	$(62,364)	241.8%

Revenues

Total revenues were $271.4 million for 2003 as compared to total combined revenues of $336.0 million for 2002, which is the total of the revenues for the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to December 31, 2002. The decrease of $64.6 million was primarily driven by a reduction in Off-Network Database Query fees of $40.2 million. Excluding Off-Network Database Query fees, total revenues declined $24.5 million in 2003. The primary drivers of this decrease were total reductions in revenues from Verizon Wireless of $17.9 million across our service offerings, a $7.6 million decline in call processing revenues from customers other than Verizon Wireless, a $5.9 million decrease in revenues from Adelphia Business Systems related to carrier access billings and a $3.2 million decrease in prepaid wireless services as a result of the termination of the contract of a customer which was acquired. The decline in Verizon Wireless revenues was consistent with management’s expectations. Further declines in Verizon Wireless revenues could occur as a result of lower pricing of future contract renewals consistent with our volume-based pricing strategy. Over time, we believe these decreases will likely be offset, in part, by higher transaction volumes and additional service offerings to Verizon Wireless. These losses were partially offset by organic volume growth in Technology Interoperability Service and Network Services.

Technology Interoperability Services revenues were $66.5 million for 2003 as compared to combined revenues of $78.7 million for 2002. The decrease of $12.1 million was due primarily to a reduction in Verizon Wireless revenues of $5.6 million, a $5.9 million decrease in Adelphia’s carrier access billing revenues, and decreases due to contract renewals for certain customers at lower rates. Verizon’s revenue decrease was primarily the result of clearinghouse volume declines associated with its continued internal billing system consolidation efforts, which reduced its requirements for our services. Revenues also declined due to lower per-transaction fees pursuant to our volume-based pricing strategy for certain services and a competitive pricing environment. These revenue decreases in our wireless clearinghouse services were partially offset by organic volume growth.

Network Services revenues were $111.8 million for 2003 as compared to combined revenues of $113.8 million for 2002. The primary driver of this $1.9 million decrease was the $12.4 million reduction of revenues from Verizon Wireless, offset by increased revenues generated by strong volume growth in our network transport and intelligent network database services. Associated with our volume growth was a decline in per-transaction fees pursuant to our volume-based pricing strategy and a competitive pricing environment.

Number Portability Services revenues were $5.5 million for 2003, as compared to combined revenues of $0.9 million for 2002. The $4.6 million increase in 2004 was due to the November 24, 2003 launch of our wireless number portability services. Our 2003 results include only five weeks of revenues from these newly introduced services.

Call Processing Services revenues decreased $10.0 million to $42.8 million for 2003 as compared to combined revenues of $52.8 million for 2002. Revenues from Verizon Wireless in this category declined $2.4 million in 2003 with the remaining decline attributed to our other customers. The decline was attributable to technology developments that have resulted in traditional call processing functionality being incorporated into more cost-effective and robust SS7 network solutions. This has resulted in customers increasingly moving from our call processing solution to our SS7 network, a competitor’s SS7 network, in-house SS7 networks and/or direct connections with roaming partners. We expect this decline to continue.

Enterprise Solutions Services revenues were $15.3 million for 2003 as compared to combined revenues of $20.3 million for 2002. The decrease of $5.0 million is primarily due to the anticipated loss of a customer using our prepaid wireless solution. We no longer offer this prepaid wireless service.

Off-Network Database Queries revenues were $29.5 million for 2003 as compared to combined revenues of $69.7 million for 2002. The decrease of $40.2 million was driven by customers moving to direct billing arrangements with third-party intelligent network database providers. We pass off-network database query fees on to our customers, with little or no margin, based upon the charges we receive from the third-party database providers. We expect this decline to continue.

Expenses

Cost of operations was $109.7 million for the year ended December 31, 2003. Cost of operations was $20.7 million in the period from January 1, 2002 to February 13, 2002 and $130.4 million in the period from February 14, 2002 to December 31, 2002. Combined cost of operations was $151.0 million for the year ended December 31, 2002. The decrease of $41.3 million for 2003 as compared to combined 2002 was primarily due to lower Off-Network Database Query Fees of $40.2 million and savings due to the workforce restructurings that occurred in April and August of 2002 and February and July 2003. Cost of operations as a percentage of revenues were 40.4% in the year ended December 31, 2003, as compared to 51.6% in the period from January 1, 2002 to February 13, 2002, and 44.0% in the period from February 14, 2002 to December 31, 2002 for a combined total of 44.9% in the period from January 1, 2002 to December 31, 2002. This percentage decrease is primarily due to the decline in Off-Network Database Query Fees.

Sales and marketing expenses were $18.6 million for the year ended December 31, 2003. Sales and marketing expenses were $2.6 million in the period from January 1, 2002 to February 13, 2002 and $22.7 million in the period from February 14, 2002 to December 31, 2002. Combined sales and marketing expenses were $25.3 million for the year ended December 31, 2002. The decrease of $6.7 million for 2003 as compared to combined 2002 was due to lower headcount and employee-related expenses within the sales and marketing organization resulting from the reductions in the workforce in April and August of 2002 and February and July 2003. Offsetting this decrease was a $1.6 million increase in costs associated with our international expansion efforts. Sales and marketing expenses as a percentage of revenues were 6.9% in the year ended December 31, 2003, as compared to 6.5% in the period from January 1, 2002 to February 13, 2002 and 7.7% in the period from February 14, 2002 to December 31, 2002 for a combined total of 7.5% in the period from January 1, 2002 to December 31, 2002.

General and administrative expenses were $39.9 million for the year ended December 31, 2003. General and administrative expenses were $3.0 million in the period from January 1, 2002 to February 13, 2002 and $42.6 million in the period from February 14, 2002 to December 31, 2002. Combined general and administrative expenses were $45.6 million for the year ended December 31, 2002. The decrease of $5.8 million for 2003 as compared to combined 2002 was due to lower development expenses, and reductions in our workforce in April and August of 2002 and February and July 2003. Offsetting this decrease was a $0.6 million increase in costs associated with our international expansion efforts. General and administrative expenses as a percentage of revenues were 14.7% in the year ended December 31, 2003, as compared to 7.5% in the period from January 1, 2002 to February 13, 2002 and 14.4% in the period from February 14, 2002 to December 31, 2002 for a combined total of 13.6% in the period from January 1, 2002 to December 31, 2002.

Provision for (recovery of) uncollectible accounts was $0.5 million for the year ended December 31, 2003. Provision for uncollectible accounts was $1.3 million in the period from January 1, 2002 to February 13, 2002 and a net recovery of $0.7 million in the period from February 14, 2002 to December 31, 2002. Combined provision for uncollectible accounts was $0.6 million for the year ended December 31, 2002. The decrease of $0.2 million for 2003 as compared to combined 2002 was due to a lower number of customer bankruptcies. Provision for uncollectible accounts as a percentage of revenues were 0.2% in the year ended December 31, 2003, as compared to 3.4% in the period from January 1, 2002 to February 13, 2002 and (0.2)% in the period from February 14, 2002 to December 31, 2002 for a combined total of 0.2% in the period from January 1, 2002 to December 31, 2002.

Depreciation and amortization expenses were $37.3 million for the year ended December 31, 2003. Depreciation and amortization expenses were $1.5 million in the period from January 1, 2002 to February 13, 2002 and $33.3 million in the period from February 14, 2002 to December 31, 2002. Combined depreciation and amortization expenses were $34.7 million for the year ended December 31, 2002. The increase of $2.6 million for 2003 as compared to combined 2002 was due to higher depreciation and amortization expenses related to intangible assets recorded in purchase accounting associated with our 2002 acquisition from Verizon and from the acquisition of Softwright. Included in our depreciation and amortization expenses for the year ended December 31, 2003 and the period from February 14, 2002 to December 31, 2002 is approximately $24.2 million and $20.0 million in amortization related to these acquisitions, respectively. Depreciation and amortization expenses as a percentage of revenues were 13.8% in the year ended December 31, 2003, as compared to 3.7% in the period from January 1, 2002 to February 13, 2002 and 11.2% in the period from February 14, 2002 to December 31, 2002 for a combined total of 10.3% in the period from January 1, 2002 to December 31, 2002.

Restructuring expenses were $2.2 million in the year ended December 31, 2003. We had no restructuring expenses in the period from January 1, 2002 to February 13, 2002 and $2.8 million of restructuring expenses in the period from February 14, 2002 to December 31, 2002. This resulted in a decrease of $0.7 million for 2003 as compared to combined 2002. On February 28, 2003, we completed a restructuring plan, resulting in the termination of 71 employees or approximately 10.6% of our workforce. As a result, we accrued $1.8 million in severance related costs in February 2003. In July 2003, we recorded an additional restructuring expense of $0.6 million related to terminations made at the time of our merger with Brience. Restructuring expenses as a percentage of revenues were 0.8% in the year ended December 31, 2003, as compared to 0.0% in the period from January 1, 2002 to February 13, 2002 and 1.0% in the period from February 14, 2002 to December 31, 2002 for a combined total of 0.8% in the period from January 1, 2002 to December 31, 2002.

Impairment losses on intangible assets. Due to the re-branding and re-naming of Syniverse Technologies effective March 1, 2004, we recognized impairment losses of $51.0 million related to the TSI Telecommunication Services Inc. trademark. We also recognized impairment losses of $2.7 million related to capitalized software write-offs arising primarily due to the discontinuation of prepaid wireless services. Impairment losses on intangible assets as a percentage of revenues were 19.7% for 2003. There were no impairment losses in combined 2002.

Interest income was $0.8 million for the year ended December 31, 2003. Interest income was $0.4 million in the period from January 1, 2002 to February 13, 2002 and $1.0 million in the period from February 14, 2002 to December 31, 2002. Combined interest income was $1.4 million for the year ended December 31, 2002. The decrease of $0.6 million for 2003 as compared to combined 2002 was due to the extinguishment of the note receivable from Verizon in February 2002, offset by improved collections from our customers in 2003 increasing our cash balances. Interest income as a percentage of revenues was 0.3% for the year ended December 31, 2003, as compared to 1.1% in the period from January 1, 2002 to February 13, 2002 and 0.4% in the period from February 14, 2002 to December 31, 2002, for a combined total interest income of 0.4% of revenues in the period from January 1, 2002 to December 31, 2002.

Interest expense was $58.1 million for the year ended December 31, 2003. There was no interest expense in the period from January 1, 2002 to February 13, 2002. Interest expense was $54.1 million in the period from February 14, 2002 to December 31, 2002. The decrease of $4.0 million for 2003 as compared to combined 2002 was primarily due to a lower principal balance on our existing senior credit facility. Interest expense as a percentage of revenues was 21.4% in the year ended December 31, 2003, as compared to 0.0% in the period from January 1, 2002 to February 13, 2002 and 18.3% in the period from February 14, 2002 to December 30, 2002 for a combined total interest expense of 16.1% of revenues in the period from January 1, 2002 to December 31, 2002.

Provision for income taxes was $10.1 million for the year ended December 31, 2003. Provision for income taxes was $4.4 million in the period from January 1, 2002 to February 13, 2002 and $9.3 million in the period from February 14, 2002 to December 31, 2002. Combined provision for income taxes was $13.7 million for the year ended December 31, 2002. The decrease of $3.7 million for 2003 as compared to combined 2002 was primarily due to the large loss for financial reporting purposes in 2003, primarily attributable to the impairment losses. Primarily as a result of our impairment loss in the fourth quarter of 2003, we concluded that it was appropriate to establish a full valuation allowance against our net deferred tax assets, excluding defined tax liabilities related to goodwill, resulting in a net tax expense of $10.1 million. The deferred tax assets arise primarily from federal net operating losses which expire between 2006 and 2023. These net operating losses relate primarily to Brience’s operations in periods prior to February 14, 2002. Because we do not amortize goodwill for financial reporting purposes and cannot predict if or when this deferred tax liability will turn, we are unable to consider the associated deferred tax liabilities in this analysis. Provision for income taxes as a percentage of revenues was 3.7% in the year ended December 31, 2003, as compared to 11.0% in the period from January 1, 2002 to February 13, 2002 and 3.2% in the period from February 14, 2002 to December 30, 2002, for a combined total of 4.1% in the period from January 1, 2002 to December 31, 2002.

Loss on discontinued operations was $1.5 million for the period from February 14, 2002 to December 31, 2002. This loss is due to Brience’s divestiture of its Hello Asia subsidiary in July 2002. Loss on discontinued operations as a percentage of revenues was 0.5% for 2002. There were no discontinued operations in 2003.

Preferred dividends were $33.3 million in the period from February 14, 2002 to December 31, 2002 and $30.2 million for the year ended December 31, 2003. The undeclared and unpaid preferred dividends relate to the 10% preferred yield on Syniverse Holdings, Inc.’s class A cumulative redeemable convertible preferred stock issued on February 14, 2002. These dividends, which compound quarterly, earned a yield of 15% for the first year which ended on February 14, 2003 and earn 10% thereafter. The amounts are recorded as a part of the class A redeemable preferred stock balance.

Comparison of Combined Financial Statements for 2002 to Financial Statements for 2001

The following table presents an overview of our results of operations for the years ended December 31, 2001 and 2002:

	Predecessor				Successor
	Year Ended December 31, 2001	% of Revenues	Period from January 1 to February 13, 2002	% of Revenues	Period from February 14 to December 31, 2002	% of Revenues	2001 vs. 2002 $	Change %
	(dollars in thousands)				(dollars in thousands)
Revenues:
Technology Interoperability Services	$82,312	22.7%	$8,464	21.2%	$70,215	23.7%	$(3,633)	(4.4)%
Network Services	105,369	29.2%	14,103	35.2%	99,647	33.7%	8,381	8.0%
Number Portability Services	—	0.0%	—	0.0%	860	0.3%	860	100.0%
Call Processing Services	65,241	18.1%	6,429	16.1%	46,336	15.7%	(12,476)	(19.1)%
Enterprise Solutions	39,319	10.9%	2,412	6.0%	17,869	6.0%	(19,038)	(48.4)%

Revenues (excluding Off-Network Database Query Fees)	292,241	80.9%	31,408	78.5%	234,927	79.4%	(25,906)	(8.9)%
Off-Network Database Query Fees	69,117	19.1%	8,588	21.5%	61,117	20.6%	588	0.9%

Total revenues	$361,358	100.0%	$39,996	100.0%	$296,044	100.0%	$(25,318)	(7.0)%
Costs and expenses:
Cost of operations	169,025	46.8%	20,655	51.6%	130,364	44.0%	(18,006)	(10.7)%
Sales and marketing	24,348	6.7%	2,614	6.5%	22,706	7.7%	972	4.0%
General and administrative	41,245	11.4%	3,001	7.5%	42,630	14.4%	4,386	10.6%
Provision for (recovery of) uncollectible accounts	2,207	0.6%	1,340	3.4%	(693)	(0.2)%	(1,560)	(70.7)%
Depreciations and amortization	15,203	4.2%	1,464	3.7%	33,285	11.2%	19,546	128.6%
Restructuring	—	0.0%	—	0.0%	2,845	1.0%	2,845	100.0%

	252,028	69.7%	29,074	72.7%	231,137	78.1%	8,183	3.2%

Operating income	109,330	30.3%	10,922	27.3%	64,907	21.9%	(33,501)	(30.6)%
Other income (expense), net:
Interest income	3,903	1.1%	432	1.1%	965	0.4%	(2,506)	(64.2)%
Interest expense	—	0.0%	—	0.0%	(54,105)	(18.3)%	(54,105)	100.0%
Other, net	(80)	(0.0)%	(19)	(0.0)%	(275)	(0.1)%	(214)	267.5%

	3,823	1.1%	413	1.0%	(53.415)	(18.0)%	(56,825)	(1486.4)%

Income from continuing operations before provision for income taxes	113,153	31.3%	11,335	28.3%	11,492	3.9%	(90,326)	(79.8)%
Provision for income taxes	43,895	12.1%	4,418	11.0%	9,320	3.2%	(30,157)	(68.7)%

Income from continuing operations	69,258	19.2%	6,917	17.3%	2,172	0.7%	(60,169)	(86.9)%
Loss from discontinued operations	—	0.0%	—	0.0%	(1,541)	(0.5)%	(1,541)	100.0%

Net income	69,258	19.2%	6,917	17.3%	631	0.2%	(61,710)	(89.1)%
Preferred dividends	—	0.0%	—	0.0%	(33,340)	(11.2)%	(33,340)	100.0%

Net income (loss) attributable to common stockholders	$69,258	19.2%	$6,917	17.3%	$(32,709)	(11.0)%	$(95,050)	(137.2)%

Revenues

Total revenues were $336.0 million for 2002, which is the total of the revenues for the period from January 1, 2002 to February 13, 2002 and the period from February 14, 2002 to December 31, 2002, as compared to revenues of $361.4 million for 2001. Excluding Off-Network Database Query fees, total revenues declined $25.9 million in 2002. The primary drivers of this decrease were reductions in revenues from Verizon Wireless of $19.1 million, revenues from Cingular Wireless clearinghouse services of $8.0 million, call processing revenues from customers other than Verizon Wireless of $10.1 million and prepaid wireless revenues from customers other than Verizon Wireless of $8.2 million. The reduction in revenues from Cingular Wireless was due to contractual arrangements made by Cingular Wireless’ parent upon the sale of its international clearinghouse business, whereby Cingular Wireless was required to move its clearinghouse business to the buyer. These revenue declines were partially offset by strong volume growth in Technology Interoperability Services and the addition of several new Network Services customers.

Technology Interoperability Services revenues were $78.7 million for combined 2002 as compared to $82.3 million for 2001. The primary drivers of this $3.6 million decrease were the decreases of Verizon revenues by $7.2 million and Cingular Wireless revenues by $8.0 million. The Verizon revenues decline resulted primarily from Verizon consolidating certain internal billing systems, which reduced their requirements for our services. Cingular Wireless moved its clearinghouse business to the buyer as part of a multi-year agreement. This decrease was also attributable to a decline in per-transaction fees pursuant to our volume-based pricing strategy and a competitive pricing environment. The reduction was partially offset by strong organic growth in our wireless clearinghouse services.

Network Services revenues were $113.8 million for combined 2002 as compared to revenues of $105.4 million for 2001. The increase of $8.4 million was due to organic volume growth in our network transport services and intelligent network database services and the addition of several new customers. This growth in revenue was partially offset by a decline in per-transaction fees pursuant to our volume-based pricing strategy and a competitive pricing environment.

Call Processing Services revenues decreased $12.5 million to $52.8 million for combined 2002 as compared to revenues of $65.2 million for 2001. Verizon Wireless revenue declined $2.3 million in 2002. The remaining decline was attributable to technology developments that have resulted in traditional call processing functionality being incorporated into more cost-effective SS7 network solutions. This has resulted in customers increasingly moving from our call processing solution to our SS7 network, a competitor’s SS7 network, in-house SS7 networks and/or direct connections with roaming partners. We expect this decline to continue.

Enterprise Solutions Services revenues were $20.3 million for combined 2002 as compared to revenues of $39.3 million for 2001. The decrease was $19.0 million during this period. Of this amount, $4.4 million was related to Verizon Wireless consolidating its prepaid service with other Verizon affiliates and $8.8 million was due to Verizon Wireless retaining the customer contracts related to the OnStar revenue stream at the time of our acquisition from Verizon. In addition, a non-recurring hardware sale of approximately $6.5 million occurred in 2001.

Number Portability Services revenues were $0.9 million for combined 2002 and related services rendered for carrier preparation for the 2003 introduction of wireless number portability.

Off-Network Database Queries revenues were $69.7 million for combined 2002 as compared to revenues of $69.1 million for 2001. The increase of $0.6 million was driven by higher database transactions. We pass these charges on to our customers, with little or no margin, based upon the charges we receive from the third-party intelligent network database providers.

Expenses

Cost of operations was $20.7 million in the period from January 1, 2002 to February 13, 2002 and $130.4 million in the period from February 14, 2002 to December 31, 2002. Combined cost of operations was $151.1 million for the year ended December 31, 2002. Cost of operations was $169.0 million for the year ended December 31, 2001. The decrease of $17.9 million for combined 2002 as compared to 2001 was primarily due to reduced pricing for data processing services and the workforce reductions that occurred in April and August of 2002. The reduced pricing for data processing services is primarily related to our separation from Verizon as we renegotiated our contract with Verizon for data processing services. Our cost savings from this process were approximately $12.0 million in 2002. Cost of operations as a percentage of revenues were 51.6% in the period from January 1, 2002 to February 13, 2002, and 44.0% in the period from February 14, 2002 to December 31, 2002 for a combined total of 44.9% in the twelve-month period ended December 31, 2002, as compared to 46.8% in the year ended December 31, 2001. The percentage decline in 2002 was primarily due to reduced pricing for data processing services upon our separation from Verizon.

Sales and marketing expenses were $2.6 million in the period from January 1, 2002 to February 13, 2002 and $22.7 million in the period from February 14, 2002 to December 31, 2002. Combined sales and marketing expenses were $25.3 million for the year ended December 31, 2002. Sales and marketing expenses were $24.3 million for the year ended December 31, 2001. The increase of $1.0 million for combined 2002 as compared to 2001 is primarily due to the inclusion of historical Brience results which were $3.3 million in 2002, offset by lower headcount and employee-related expenses within the sales organization resulting from the reductions in workforce. Sales and marketing expenses as a percentage of revenues were 6.5% in the period from January 1, 2002 to February 13, 2002 and 7.7% in the period from February 14, 2002 to December 31, 2002 for a combined total of 7.5% in the period from January 1, 2002 to December 31, 2002, as compared to 6.7% in the period from January 1, 2001 to December 31, 2001.

General and administrative expenses were $3.0 million in the period from January 1, 2002 to February 13, 2002 and $42.6 million in the period from February 14, 2002 to December 31, 2002. Combined general and administrative expenses were $45.6 million for the year ended December 31, 2002. General and administrative expenses were $41.2 million for the year ended December 31, 2001. The increase of $4.4 million for combined 2002 as compared to 2001 is primarily due to the inclusion of historical Brience results, which were $9.2 million in 2002, offset by lower development expenses as well as the reductions in workforce, which occurred in April and August of 2002. General and administrative expenses as a percentage of revenues were 7.5% in the period from January 1, 2002 to February 13, 2002 and 14.4% in the period from February 14, 2002 to December 31, 2002 for a combined total of 13.6% in the period from January 1, 2002 to December 31, 2002, as compared to 11.4% in the period from January 1, 2001 to December 31, 2001. This percentage increase is primarily due to Brience’s general and administrative expenses which were higher than its revenues.

Provision for (recovery of) uncollectible accounts was $1.3 million in the period from January 1, 2002 to February 13, 2002 and ($0.7) million in the period from February 14, 2002 to December 31, 2002. Combined provision for (recovery of) uncollectible accounts was $0.6 million for the year ended December 31, 2002. Provision for (recovery of) uncollectible accounts was $2.2 million for the year ended December 31, 2001. The decrease of $1.6 million for combined 2002 as compared to 2001 is primarily due to lowered allowances related to our Competitive Local Exchange Carrier customers. Provision for (recovery of) uncollectible accounts as a percentage of revenues were 3.4% in the period from January 1, 2002 to February 13, 2002 and (0.2%) in the period from February 14, 2002 to December 31, 2002 for a combined total of 0.2% in the period from January 1, 2002 to December 31, 2002, as compared to 0.6% in the period from January 1, 2001 to December 31, 2001.

Depreciation and amortization expenses were $1.5 million in the period from January 1, 2002 to February 13, 2002 and $33.3 million in the period from February 14, 2002 to December 31, 2002. Combined depreciation and amortization expenses were $34.8 million for the year ended December 31, 2002. Depreciation and amortization expenses were $15.2 million for the year ended December 31, 2001. The increase of $19.6 million for combined 2002 as compared to 2001 is primarily due to higher depreciation and amortization expenses related to intangible assets recorded in purchase accounting associated with our 2002 acquisition from Verizon. Included in our depreciation and amortization expenses for the year ended December 31, 2002 is approximately $20.0 million in amortization related to our acquisition from Verizon. Depreciation and amortization expenses as a percentage of revenues were 3.7% in the period from January 1, 2002 to February 13, 2002 and 11.2% in the period from February 14, 2002 to December 31, 2002 for a combined total of 10.3% in the period from January 1, 2002 to December 31, 2002, as compared to 4.2% in the period from January 1, 2001 to December 31, 2001.

Restructuring. On August 29, 2002, we completed a restructuring resulting in the termination of 73 employees, or approximately 10% of the workforce at that time. As a result, we accrued $2.8 million in severance related costs in August 2002. Restructuring expense as a percentage of revenues was 1.0% in the period from February 14, 2002 to December 31, 2002 for a combined total restructuring expense of 0.8% of revenues in the period from January 1, 2002 to December 31, 2002.

Interest income was $0.4 million in the period from January 1, 2002 to February 13, 2002 and $1.0 million in the period from February 14, 2002 to December 31, 2002. Combined interest income was $1.4 million for the year ended December 31, 2002. Interest income was $3.9 million for the year ended December 31, 2001. The decrease of $2.5 million for combined 2002 as compared to 2001 is primarily due to the extinguishment of the note receivable from Verizon in February 2002. Interest income as a percentage of revenues was 1.1% in the period from January 1, 2002 to February 13, 2002 and 0.4% in the period from February 14, 2002 to December 31, 2002, for a combined total interest income of 0.4% of revenues in the period from January 1, 2002 to December 31, 2002, down from 1.1% of revenues in the period from January 1, 2001 to December 31, 2001.

Interest expense. There was no interest expense in the period from January 1, 2002 to February 13, 2002. Interest expense was $54.1 million in the period from February 14, 2002 to December 31, 2002. There was no interest expense in the year ended December 31, 2001. The increase of $54.1 million for combined 2002 as compared to 2001 is due to the issuance of debt in connection with the acquisition of Syniverse. Interest expense as a percentage of revenues was 18.3% in the period from February 14, 2002 to December 31, 2002 for a combined total interest expense of 16.1% of revenues in the period from January 1, 2002 to December 31, 2002.

Provision for income taxes was $4.4 million in the period from January 1, 2002 to February 13, 2002 and $9.3 million in the period from February 14, 2002 to December 31, 2002. Combined provision for income taxes was $13.7 million for the year ended December 31, 2002. Provision for income taxes was $43.9 million for the year ended December 31, 2001. The decrease of $30.2 million for combined 2002 as compared to 2001 is primarily due to our lower net income due to higher net interest expense associated with the debt incurred in 2002 and higher depreciation and amortization expense in connection with our acquisition. Provision for income taxes as a percentage of revenues was 11.0% in the period from January 1, 2002 to February 13, 2002 and 3.2% in the period from February 14, 2002 to December 31, 2002, for a combined total of 4.1% in the period from January 1, 2002 to December 31, 2002, as compared to 12.1% in the period from January 1, 2001 to December 31, 2001.

Preferred dividends were $33.3 million in the period from February 14, 2002 to December 31, 2002. The undeclared and unpaid dividends relate to 15% preferred yield on the Syniverse Holdings, Inc.’s class A cumulative redeemable convertible preferred stock issued on February 14, 2002. These dividends, which compound quarterly, earned a yield of 15% for the first year which ends on February 14, 2003 and earn 10% thereafter. The amounts are recorded as a part of the class A redeemable preferred stock balance.

Selected Quarterly Results of Operations

The following table sets forth selected unaudited statement of income data for the seven quarters ended September 30, 2004, both in dollar amounts and as a percentage of total revenues. This data should be read in conjunction with the audited financial statements for the year ended December 31, 2003 and the nine months ended September 30, 2004 and related notes included elsewhere in this prospectus. Generally, there is a seasonal increase in wireless roaming telephone usage and corresponding revenues in the high-travel months of the second and third fiscal quarters.

	Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
	(dollars in thousands)
Revenues:
Technology Interoperability Services	$14,544	$17,073	$18,628	$16,290	$15,279	$18,309	$20,919
Network Services	27,380	26,973	26,888	30,605	29,811	34,857	33,086
Number Portability Services	274	461	465	4,269	11,132	11,772	11,560
Call Processing Services	10,178	11,147	11,311	10,128	9,312	8,242	8,278
Enterprise Solutions	3,898	3,683	3,795	3,889	3,724	3,696	3,508

Revenues excluding Off-Network Database Query Fees.	56,274	59,337	61,087	65,181	69,258	76,876	77,351
Off-Network Database Query Fees	8,038	8,139	8,361	4,991	7,412	8,065	5,129

Total revenues	64,312	67,476	69,448	70,172	76,670	84,941	82,480

Total costs and expenses	52,024	50,593	50,683	108,617	59,589	60,267	67,668

Operating income	12,288	16,883	18,765	(38,445)	17,081	24,674	14,812
Other income (expense), net	(16,926)	(13,777)	(13,277)	(13,380)	(13,766)	(11,966)	(13,518)

Income (loss) before provision for income taxes	(4,638)	3,106	5,488	(51,825)	3,315	12,708	1,294
Provision for income taxes	(1,459)	1,819	2,374	7,323	2,104	2,088	2,316

Net income (loss)	(3,179)	1,287	3,114	(59,148)	1,211	10,620	(1.022)
Preferred dividends	(8,521)	(7,059)	(7,235)	(7,416)	(7,601)	(7,791)	(7,986)

Net income (loss) attributable to common stockholders	$(11,700)	$(5,772)	$(4,121)	$(66,564)	$(6,390)	$2,829	$(9,008)

	Percentage of Total Revenues for the Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
Revenues:
Technology Interoperability Services	22.6%	25.3%	26.8%	23.2%	19.9%	21.5%	25.4%
Network Services	42.6%	40.0%	38.7%	43.6%	38.9%	41.0%	40.1%
Number Portability Services	0.4%	0.7%	0.7%	6.1%	14.5%	13.9%	14.0%
Call Processing Services	15.8%	16.5%	16.3%	14.4%	12.1%	9.7%	10.0%
Enterprise Solutions	6.1%	5.5%	5.5%	5.5%	4.9%	4.4%	4.3%

Revenues excluding Off-Network Database Query Fees.	87.5%	87.9%	88.0%	92.9%	90.3%	90.5%	93.8%
Off-Network Database Query Fees	12.5%	12.1%	12.0%	7.1%	9.7%	9.5%	6.2%

Total revenues	100%	100%	100%	100%	100%	100%	100%

Total costs and expenses	80.9%	75.0%	73.0%	154.8%	77.7%	71.0%	82.0%

Operating income	19.1%	25.0%	27.0%	(54.8)%	22.3%	29.0%	18.0%
Other income (expense), net	(26.3)%	(20.4)%	(19.1)%	(19.1)%	(18.0)%	(14.0)%	(16.4)%

Income (loss) before provision for income taxes	(7.2)%	4.6%	7.9%	(73.9)%	4.3%	15.0%	1.6%
Provision for income taxes	(2.3)%	2.7%	3.4%	10.4%	2.7%	2.5%	2.8%

Net income (loss)	(4.9)%	1.9%	4.5%	(84.3)%	1.6%	12.5%	(1.2)%
Preferred dividends	(13.2)%	(10.5)%	(10.4)%	(10.6)%	(9.9)%	(9.2)%	(9.7)%

Net income (loss) attributable to common stockholders	(18.2)%	(8.6)%	(5.9)%	(94.9)%	(8.3)%	3.3%	(10.9)%

Liquidity and Capital Resources

Cash Flow Information

During the nine months ended September 30, 2004, our operations generated $54.3 million of cash as compared to $35.1 million for the comparable period in 2003. The increase was primarily attributable to higher net income in the nine months ended September 30, 2004. Cash and cash equivalents were $13.0 million at September 30, 2004 as compared to $8.3 million at December 31, 2003. This increase was due primarily to higher net income and lower debt service requirements. Our working capital increased $45.3 million, to $43.8 million at September 30, 2004 from a negative $1.5 million at December 31, 2003. This increase in working capital was primarily due to the increase in our accounts receivable driven by the implementation of our Number Portability Services solution and a decrease in our current liabilities due to lower current maturities as a result of the third amendment of our existing senior credit facility. Capital expenditures for property and equipment, including capitalized software costs, increased to $17.4 million for the nine months ended September 30, 2004 from $12.1 million for the nine months ended September 30, 2003.

During the year ended December 31, 2003, our operations generated $48.4 million of cash compared to $60.9 million for the comparable period in 2002. The decrease was primarily attributable to increased interest payments made in the year ended December 31, 2003. Cash and cash equivalents were $8.3 million at December 31, 2003 as compared to $42.2 million at December 31, 2002. This decrease was due primarily to the payment of our $37.3 million excess cash sweep required under our existing senior credit facility in March 2003. A similar excess cash sweep payment of $3.0 million was required in March 2004. Our working capital decreased $8.7 million, to negative $1.5 million at December 31, 2003 from $7.2 million at December 31, 2002. This decrease in working capital was primarily due to the increase in scheduled debt service required by our existing senior credit facility in 2004. Capital expenditures for property and equipment, including capitalized software costs, increased to $18.3 million for the year ended December 31, 2003 from $12.9 million for the year ended December 31, 2002. Dividends paid to Verizon, excluding non-cash distributions, were $11.3 million in 2002.

During the combined year ended December 31, 2002, our operations generated $60.9 million of cash compared to $131.3 million for the comparable period in 2001. The decrease was primarily attributable to income tax payments made during the period from January 1, 2002 to February 13, 2002, the payment of closing costs related to our acquisition from Verizon, the inclusion of historical Brience results and interest payments and debt service payments made during the period from February 14, 2002 to December 31, 2002. Cash and cash equivalents were $42.2 million at December 31, 2002 as compared to $0.3 million at December 31, 2001, since we participated in a cash sweep program with Verizon prior to our acquisition from Verizon. Our working capital decreased $99.5 million, to $7.2 million at December 31, 2002 from $106.7 million at December 31, 2001, primarily due to the elimination of the note receivable from Verizon at the acquisition date, payment of the current portion of term note B and higher transition-related expense accruals. Capital expenditures for property and equipment, including capitalized software costs, increased to $12.9 million for the combined year ended December 31, 2002 from $10.4 million for the year ended December 31, 2001. Dividends paid to Verizon, excluding non-cash distributions, were $11.3 million in 2002 and $33.8 million in 2001.

For fiscal 2003, we spent approximately $18.3 million for capital expenditures, primarily for investment in Wireless Local Number Portability and our SS7 network expansion. For the nine months ended September 30, 2004, we spent approximately $17.4 million for capital expenditures, primarily for investment in our SS7 network. For 2004 as a whole, we expect to spend approximately $23.0 million for capital expenditures, primarily for our SS7 network expansion and infrastructure to support our products. We expect capital expenditures in 2005 to be within the range of the last two years.

Our acquisition from Verizon was financed through borrowings of $298.7 million under our existing senior credit facility, the sale of $245 million in aggregate principal amount of our 12 3/4% senior subordinated notes due 2009 in a private placement and the sale by Syniverse Holdings, LLC of preferred and common units for approximately $255.3 million in cash.

Debt and Credit Facilities

Existing Senior Credit Facility

In February 2002, we entered into our existing senior credit facility, which provides for aggregate borrowings of up to $328.3 million. The facility is comprised of a revolving credit facility of up to $35.0 million in revolving credit loans and letters of credit with the funds available for general corporate purposes including working capital, capital expenditures, acquisitions and a term loan B facility of $293.3 million in term loans. The revolving line of credit and the term note each bear interest at variable rates based on, at our option, LIBOR or the greater of the Prime Rate and the weighted average of the rates on overnight federal funds transactions plus 0.5%.

In May 2002, we repaid $5.4 million of the outstanding revolving credit facility. Draws and repayments are made against the revolving credit facility as needed.

On September 25, 2003, we amended our existing senior credit facility to: (i) increase the maximum consolidated leverage and consolidated senior debt ratios; (ii) reduce the minimum consolidated interest coverage ratios beginning with the third and fourth fiscal quarters of 2003 and the four fiscal quarters of 2004, 2005 and beyond; and (iii) reduce the minimum consolidated fixed charge coverage ratio. In addition, the amendment increased the permitted level of capital expenditures for fiscal years 2004 and 2005 and clarified that the operations of Brience for periods prior to its acquisition would not be included in the covenant calculation.

On March 11, 2004, we further amended our existing senior credit facility to: (i) provide for the incurrence under our existing senior credit facility of new additional tranche B term loans, which refinanced, in full, all remaining outstanding tranche B term loans and (ii) reduce the percentage of excess cash flow which must be applied to prepay the loans to 75%. The applicable margin with respect to additional tranche B term loans was reduced to 2.5% for base rate loans and 3.5% for eurodollar loans.

On September 30, 2004, we further amended our existing senior credit facility to: (i) provide for the incurrence of new tranche B term loans, which refinanced, in full, all remaining outstanding tranche B term loans; (ii) increase the amount available under our existing senior credit facility by $44.5 million with borrowings of $44.5 million to fund a portion of the acquisition of the wireless clearinghouse business of IOS North America; (iii) amend various financial and other covenants; and (iv) extend the quarterly installment payment obligations of the tranche B term loans from a period ending December 31, 2006 to a period ending September 30, 2010. The applicable margin with respect to new tranche B term loans has been reduced to 2.0% for base rate loans and 3.0% for eurodollar loans.

As of September 30, 2004, we had an aggregate face amount of $240.7 million of outstanding indebtedness under our existing senior credit facility representing the term note B facility, which bears interest at a variable rate based on (4.8% weighted average interest rate at September 30, 2004) and has a final maturity of September 30, 2010. As of September 30, 2004, there was $35.0 million available under the revolving credit facility, which has a final maturity of December 31, 2006.

Our existing senior credit facility contains various restrictive covenants. It prohibits us from prepaying other indebtedness, including our 12 3/4% senior subordinated notes, and it requires us to maintain specified financial ratios, such as a minimum ratio of pro forma EBITDA to interest expense, a minimum fixed charge coverage ratio, a maximum ratio of senior debt to pro forma EBITDA and a maximum ratio of total debt to pro forma EBITDA and satisfy other financial condition tests including limitations on capital expenditures. In addition, our existing senior credit facility prohibits us from declaring or paying any dividends and prohibits us from making any payments with respect to our 12 3/4% senior subordinated notes if we fail to perform our obligations under, or fail to meet the conditions of, our existing senior credit facility or if payment creates a default under our existing senior credit facility. We believe we are in compliance with all of the covenants contained in our existing senior credit facility as of September 30, 2004.

In connection with this offering, we intend to refinance our existing senior credit facility with a new $290.0 million senior credit facility, which we anticipate will contain more favorable terms with respect to, among other things, interest rates and covenants.

Existing Senior Subordinated Notes

As of September 30, 2004, we had approximately $245 million in aggregate principal amount of our 12 3/4% senior subordinated notes outstanding, which bear interest at a rate of 12 3/4% per annum and have a final maturity on February 1, 2009. The indenture governing our senior subordinated notes, among other things: (i) restricts our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) prohibits certain restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us, and (iii) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture related to these notes and our existing senior credit facility also contain various covenants which limit our discretion in the operation of our businesses. As of September 30, 2004, we believe we are in compliance with all of the covenants contained in the indenture governing our senior subordinated notes.

As a part of this offering, we intend to tender for approximately $85.8 million in aggregate principal amount of our senior subordinated notes. Our semi-annual interest payments after our proposed tender will be approximately $10.2 million every six months, or a total of $88.0 million over the remaining term of our senior subordinated notes.

New Senior Credit Facility

In connection with this offering, we anticipate entering into a new $290.0 million senior credit facility, consisting of a $240.0 million term loan and a $50.0 million revolving credit facility. Affiliates of certain of the underwriters may participate as lenders under our new senior credit facility. We intend to use borrowings under the term loan, together with proceeds of the offering contemplated hereby, to repay all of our existing borrowings under our existing senior credit facility and to effect a tender offer for a portion of our 12 3/4% senior subordinated notes.

The final terms of our new senior credit facility are still being discussed with our principal lenders, but based on such discussions, we currently believe that the terms of our new senior credit facility will be as described herein. The actual terms of our new senior credit facility may ultimately be changed once the final terms are agreed with our lenders. Borrowings under our new senior credit facility are expected to bear interest at a floating rate, which can be either a base rate, or at our option, a LIBOR rate, plus an applicable margin of 2.0%. Our new senior credit facility is expected to contain various financial covenants, including a maximum ratio of total indebtedness to EBITDA and a minimum ratio of EBITDA to interest expense. Our new senior credit facility is expected to also contain covenants restricting certain corporate actions, including asset dispositions, acquisitions, dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. Our new senior credit facility is expected to be collateralized by substantially all of our assets and will contain customary events of default.

Following the completion of this offering, we believe that cash flow from operating activities together with available borrowings under our new senior credit facility will be sufficient to fund our currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. We do not need the proceeds of this offering to continue operations for the next twelve months. We regularly review acquisitions and additional strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisitions or strategic opportunities.

Certain Charges Related to this Offering

Based on December 31, 2004 balances, we anticipate incurring a pre-tax charge of approximately $23.4 million on the early extinguishment of debt with the proceeds of this offering. This relates to the non-cash write-off of $5.9 million of unamortized deferred financing costs, and $5.5 million of unamortized debt discount relating to the existing senior credit facility and the tendered portion of the senior subordinated notes, as well as an estimated $12.0 million cash charge related to the prepayment premium on the tendered portion of the senior subordinated notes.

Effect of Inflation

Inflation generally affects us by increasing our cost of labor, equipment and new materials. We do not believe that inflation has had any material effect on our results of operations during the nine months ended September 30, 2004 and 2003.

Non-GAAP Financial Measures

EBITDA

We determine EBITDA by adding net interest expense, income taxes, depreciation and amortization to net income (loss). Reconciliations of both net income (loss) and cash flows from operations to EBITDA are presented in the financial tables contained herein.

We rely on EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. We also use EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. In addition, we also utilize EBITDA as an assessment of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on EBITDA. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition. We have identified the following critical accounting policies that affect the more significant estimates and judgments.

Revenue Recognition

We derive revenues from six categories: Technology Interoperability Services, Network Services, Number Portability Services, Call Processing Services, Enterprise Solutions and Off-Network Database Queries. The revenue recognition policy for each of these areas is described under “—Revenues” above:

Due to our billing cycles, which for some of our products lag as much as 60 days after services are rendered, we estimate the amounts of unbilled revenue each reporting period. Our estimates are based on recent volume and pricing trends adjusted for material changes in contracted service, because actual information is not available immediately. Based on a retrospective review of our actual billings compared to our estimates, our estimates have been reasonable. Historically, our estimates have approximated our actual subsequently billed revenue. Unanticipated changes in volume and pricing trends or material changes in contracted service could adversely affect our estimates of unbilled revenue. This estimate is critical to our financial statements because it impacts revenue and amounts recorded as accounts receivable on our balance sheet. As of September 30, 2004, our estimated unbilled revenues were $10.2 million. A 10% change in our estimate would result in either an increase or decrease in revenues and accounts receivable of approximately $1.0 million.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer’s expected ability to pay and our collection history with each customer. A portion of this analysis is dependent on our ability to gather reliable information about our customers’ specific circumstances. As part or our analysis, we review significant invoices that are past due to determine if an allowance is necessary based on the risk category using the factors described above. Based on the circumstances, we place each customer into a risk category and assign reserve percentages between 5% and 100%. Our estimates of allowances for doubtful accounts have tracked well with our actual experience of customers who are unable to pay their invoices in full. However, uncollectible accounts that are not identified or properly assessed in our review could have a significant impact on our bad debt provision. In addition, if our customers’ financial condition or the economy in general deteriorates, we may need to increase these allowances for doubtful accounts. Our allowance for doubtful accounts has approximated our bad debt experience. Excluding all risk categories that are reserved at 100%, a 10% change in each one of our risk categories would cause our allowance for doubtful accounts as of September 30, 2004 and our bad debt expense for the nine months then ended to change by $0.06 million. Because we perform our analysis and establish reserves on a customer-by-customer basis, we generally do not record a general reserve. However, if we were to apply a general reserve of 1% to our unreserved accounts receivable balance, it would increase our allowance for doubtful accounts as of September 30, 2004 and our bad debt expense for the nine months then ended by approximately $0.7 million.

Allowance for Credit Memos

We maintain a general reserve based on our historical credit memo activity. In addition, we establish credit memo reserves resulting from specific customer matters. This allowance is recorded as a direct reduction of accounts receivable and revenues. Since our allowances for credit memos are derived in large part from specific customer matters, our estimates have tracked well with our actual credit memo experience. If our billing errors or discrepancies are not resolved satisfactorily or our customers’ disputes over billing are not resolved satisfactorily, increases to the allowance would be required. Recently, we have resolved some of these customer matters more favorably than originally estimated but we can not provide any assurance this will continue. As of September 30, 2004, our allowance for credit memos totaled $11.0 million. If our allowance for credit memos, including identified specific customer matters, changed by 10%, our allowance for credit memos and revenues would change by approximately $1.1 million.

Impairment Losses on Long-Lived Assets

We review our long-lived assets, including property and equipment and intangibles with definite lives for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. We also evaluate the useful life of our assets each reporting period, and if deemed to be shorter than originally estimated, would result in an increase in our annual depreciation and/or amortization expense. Other than the decision to abandon our trademark, we have not had reason to adjust our estimated lives on these assets.

The impairment review consists of a comparison of the carrying value of the assets with the assets’ expected future undiscounted cash flows without interest costs. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is deemed to not be recoverable if it exceeds the sum of its undiscounted cash flows. Estimates of expected future cash flows are management’s best estimate based on reasonable and supportable assumptions and projections. If actual market conditions are less favorable than those projected by management, asset impairment charges may be required. Management continues to evaluate overall industry and company-specific circumstances and conditions to identify indicators of impairment. During the third quarter of 2004, indicators of impairment based on anticipated declines in call processing and the discontinuation of a carrier’s use of our access billing services resulted in the company recording an $9.0 million impairment charge for certain capitalized software, which thereafter had a carrying value of $7.4 million. As aforementioned, the impairment recorded was based on the discounted expected future cash flows for which these assets will provide future economic benefit. A 5% decrease in our expected future cash flows with respect to these particular service offerings as well as a two-percentage-point reduction in the discount rate used would have resulted in an approximate $0.7 million increase in the impairment loss recorded.

Impairment Losses on Goodwill and Trademark

We evaluate goodwill and our nonamortizable intangible assets, such as trademarks, for impairment at least annually, or more frequently if indicators of impairment arise, in accordance with the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” Our evaluation consisted of measuring the trademark by using a discounted cash flow model and comparing the fair value to the carrying value. An impairment loss would be recognized to the extent that the carrying amount exceeds the asset’s fair value. Our evaluation of goodwill is measured by a two-step impairment test. The first step compares the fair value of our reporting unit, using a discounted cash flow model, with its carrying amount, including goodwill. If the carrying amount of our reporting unit exceeds its fair value, we then compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recognized to the extent that the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions and projections. If actual market conditions are less favorable than those projected by management, an impairment loss may be required to be recognized. In the fourth quarter of 2003, after consulting with and hiring a brand identity firm to develop a new name, we recognized an impairment loss of $51.0 million and defined the life of the trademark, which we determined would end during the first quarter of 2004, when the new name was expected to be introduced. The remaining carrying value of the trademark intangible determined by discounted cash flow analysis was $0.7 million, which was fully amortized by the end of the first quarter of 2004, when we announced the re-naming and re-branding of our company name. Based on our most recent evaluation of goodwill, a 5% decrease in the expected future annual cash flows as well as a two-percentage-point increase in the discount rate used would not have resulted in an impairment loss. Management will continue to evaluate overall industry and company-specific circumstances and conditions as necessary.

Restructuring

We have made estimates of the costs to be incurred as a part of our initial restructuring plan in February 2002 arising from our acquisition. These amounts were accrued as a part of our purchase accounting adjustments. We have also made estimates of the costs to be incurred as a part of our August 2002, February 2003, July 2003, December 2003, April 2004 and September 2004 restructurings. We will review these estimates until fully paid. If our original estimates of the costs of any particular restructuring costs change, we will need to adjust our reserve amounts which could change our operating income results. Historically, we have had few changes in estimates for these accruals, since we generally know the specifics at the time we adopt a restructuring plan. At September 30, 2004, our only restructuring accrual remaining related to the IOS North America acquisition and totaled $1.9 million. Given the low number of positions, the nature of the severance benefits and the period when the terminations and relocations are expected to occur, we feel that our estimate is less susceptible to risks that would require a material change in our accrual.

Loss Contingencies

We are involved in asserted and unasserted claims, which arise in the ordinary course of our business. We routinely evaluate whether a loss is probable, and if so, whether it can be estimated. Estimates are based on similar case law matters, consultation with subject matter experts and information obtained through negotiations with counter-parties. As such, accurately depicting the outcome of pending litigation requires considerable judgment and is subject to material differences on final settlement. Accruals for probable losses are recorded in accrued expenses, or as a part of our allowance for credit memos if the dispute relates to a customer matter. If our assessment of the probability is inaccurate, we may need to record additional accruals or reduce recorded accruals later. In addition, we may need to adjust our estimates of the probable loss amounts as further information is obtained or we consider settlements. Historically, we have had few changes in estimates for these accruals. The most significant claim against us is the SBC Communications, Inc., d/b/a SBC Ameritech, SBC Southwestern Bell and SBC Pacific Bell (collectively, SBC) claim in the amount of $7.2 million, which alleges that we overcharged SBC for services we provided to it. We deny these claims, believe that they are unfounded and intend to vigorously defend ourselves. We have accrued our estimate of loss, but there could be differences, which we are unable to estimate presently. In addition, protracted litigation would also cause us to incur legal fees, which we are unable to estimate presently.

Purchase Accounting

We have made estimates of the fair values of the assets acquired as of February 14, 2002, the Softwright acquisition in December 2003 and the acquisition of IOS North America in September 2004, based primarily on appraisals from third parties and also based on certain internally generated information. If the subsequent actual and updated projections of the underlying business activity change as compared to the underlying assumptions and projections used to develop these fair values, then we could experience impairment losses, as described above. In addition, we have estimated the economic lives of certain of these assets and these lives were used to calculate depreciation and amortization expense. If our estimates of the economic lives change, then additional depreciation or amortization expense could be incurred on an annual basis. We have not made any changes in these areas. If the estimates of the economic lives on the definite-lived intangible assets acquired as of February 14, 2002 were reduced by one year, our annual amortization expense would increase by approximately $1.5 million.

Income Taxes

We review our deferred tax assets on a regular basis to evaluate their recoverability based on projections of the turnaround timing of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. Unless it is “more likely than not” that we will recover such assets through the above means, we establish a valuation allowance. The effective tax rate differs from the statutory tax rate due primarily to changes in the valuation allowance. Brience had incurred net operating losses since inception and hence was unable to recognize the benefit of these losses in its financial statements’ tax provision.

As a result of a review undertaken at December 31, 2003 and each quarter since then and based on the positive and negative evidence described in Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes (SFAS 109), we concluded that it was appropriate to establish a full valuation allowance for our net deferred tax assets excluding deferred tax liabilities related to goodwill. Deferred tax liabilities arising from goodwill were excluded from our consideration of the valuation allowance because goodwill is not amortized for book purposes. As a result, the timing of the turnaround of these deferred tax liabilities is not predictable in a manner that would allow us to offset the deferred tax assets. We have significant NOLs totaling approximately $77.0 million, many of which we succeeded to as a result of our merger with Brience. All of our NOLs, and those NOLs in particular, remain subject to examination and adjustment by the Internal Revenue Service. In addition, our ability to utilize the NOLs is limited to our ability to generate taxable income, various limitations of the separate return limitation year (SRLY) rules and may also be further limited by other business actions which we might take in the future, such as those which could trigger an ownership change. Since December 31, 2003 and continuing through September 30, 2004, we have had substantial negative evidence which under SFAS 109 requires a full valuation allowance. If our profitability improves, we could conclude that the “valuation allowance” should be reduced and this would favorably impact our effective tax rate. The valuation allowance as of September 30, 2004 was $60.1 million. In the future, our evaluation of the need for the valuation allowance will be significantly influenced by our ability to achieve profitability and our ability to predict and achieve future projections of taxable income.

Stock-Based Compensation

We use the fair value of our company and of our common stock in determining whether we are required to recognize compensation expense as a result of any of our stock option grants.

We have historically determined the fair value of our company and the underlying value of the shares of our common stock based on internally-generated valuations which we prepared contemporaneously with our stock option grants in the first and third quarters of 2004. We used the income approach using the discounted cash flow methodology and we believe that our methodologies were comparable to those that a third party would use. Our board of directors established the exercise price of all options issued under our stock option plans significantly above the fair value that the board of directors determined for the underlying common stock using the discounted cash flow methodology. For these reasons, we have not obtained contemporaneous externally-prepared valuations by a third-party valuation specialist.

We selected underwriters for our initial public offering in October 2004 and have not granted any stock options subsequent to that date. In January 2005, we received offering price range indications from the underwriters that were derived using multiple valuation approaches, including the trailing twelve months (“TTM”) EBITDA comparable company approach. Based upon our discussions with the underwriters, we believe that the TTM EBITDA comparable company approach is a more appropriate methodology for valuing our company and our common stock now that we are in the process of offering our common stock to the public. This market approach methodology is preferable to the income approach because it relies on and uses data generated by actual public company performance and the resulting trading prices and is also less susceptible to the uncertainties of future projections. As a result, we have retrospectively reassessed the values of our common stock at the various option grant dates during the twelve months ended September 30, 2004 utilizing the TTM EBITDA comparable company approach.

To retrospectively determine the value of our common stock, we calculated the TTM EBITDA multiples of the companies that we and our underwriters determined to be our publicly traded comparables. The comparable companies are Alliance Data Systems, Automatic Data Processing, Bisys Group, Certegy, First Data, Global Payments, iPayment, Paychex, TNS and Total Systems Services. We calculated the TTM EBITDA multiples of each comparable company using data from these companies’ SEC filings and other publicly available sources. For each period, we used our comparable companies’ median TTM EBITDA multiple and applied a marketability discount to determine the value of our common stock. Inherent in this methodology is the positive impact that any increase in the comparable companies’ median TTM EBITDA multiple has on the value of our common stock. Increases in our common stock value as a result of any such changes in comparable company multiples is independent of our financial performance. The marketability discount, or discount for lack of marketability, reflects our prospects for completing a public offering of our common stock, the risk or volatility of our enterprise and our concentration of ownership. We decreased this discount each quarter throughout 2004 as our financial performance improved throughout the year and the prospects for an initial public offering for our company improved.

The following summarizes our grants of stock options during the twelve months ended September 30, 2004. Because the exercise price of all options granted during the period exceeded the estimated fair value of the underlying common stock, none of these grants resulted in the recognition of compensation expense.

	Exercise Price Per Share of Common Stock	Reassessed Weighted- Average Fair Value Per Share of Common Stock Using TTM EBITDA Multiple	Number of Shares Subject to Options
Fourth quarter 2003	$12.55	$2.02	5,740
First quarter 2004	$12.55	$4.41	82,700
Second quarter 2004	N/A	N/A	N/A
Third quarter 2004	$12.55	$12.01	72,546

Total for twelve months ended September 30, 2004			160,986

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

For the year ended December 31, 2003, our revenues and EBITDA were $268.3 million and $104.5 million, respectively, excluding the pre-acquisition results of Brience, restructuring charges and impairment losses on intangible assets. This represented a 19% annual decline in revenues and a 16% annual decline in EBITDA from the year ended December 31, 2002. Our company’s declining performance was the result of a number of factors, including declines in revenues from several key customers including Verizon Wireless, competitive pricing pressures and the continued decline in revenues from our Call Processing Services. Furthermore, WLNP had only recently been implemented in November 2003 and consumer adoption rates for this service were still uncertain. At the end of 2003, the wireless telecommunications industry also continued to suffer from financial difficulties, which curtailed demand for our new service offerings, increased pricing pressure on us and reduced our customers’ growth expectations. In addition, at the end of 2003, there was weak public market demand for wireless telecommunications services companies.

During the first nine months of 2004, giving pro forma effect to the IOS North America acquisition, our revenues and EBITDA increased to $263.1 million and $105.2 million, respectively, excluding the pre-acquisition results of Brience, restructuring charges and impairment losses on intangible assets, or a 33% and 32% increase over the same period of 2003. The reasons for our improved financial performance include strong technology interoperability and network services transaction volume growth, an improving pricing environment for our services, the rapid growth of WLNP services and the successful acquisition of IOS North America from EDS. Furthermore, the improved financial position and market environment for our customers and the signing of several new international customers supported an improved outlook for our business.

During the fourth quarter of 2004, our financial performance continued to significantly improve. Based on our preliminary operating results, we currently expect to report that our revenues and EBITDA increased during the quarter based on the successful completion of the IOS acquisition, strong clearinghouse transaction processing volume growth and increases in network services messaging volumes. In addition, we also signed domestic and international Wi-Fi services contracts, including a contract with a major U.S. carrier. During the quarter, we also achieved a significant international expansion milestone by successfully signing our first major European clearinghouse contract. By the end of 2004, public markets for wireless telecommunications services companies also rebounded.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123(R) (SFAS 123(R)), “Share Based Payment.” This change in accounting replaces existing requirements. The statement covers a wide range of equity-based compensation arrangements and will require all companies to measure compensation cost for all share-based payment (including employee stock options) at fair value. SFAS 123(R) will have no impact on our fiscal year 2004 financial statements; however, it will affect our financial statements beginning in fiscal year 2005. Under SFAS 123(R), all forms of share-based payments to employees, including employee stock options, will be treated the same as other forms of compensation by recognizing the related cost in the statement of operations. The expense of the award payments will generally be measured at fair value at the grant date. We have not quantified the effect of this SFAS 123(R) on our financial statements.

Contractual Obligations and Commitments

As of September 30, 2004, our contractual obligations consist only of our debt and operating leases. We do not have a pension plan or other long-term employee benefit plan. In addition, the terms of our class A cumulative redeemable convertible preferred stock require a 10% annual dividend, however there is no fixed payment date, and none of these dividends have been declared. As of September 30, 2004, our unpaid preferred stock dividends total $86.9 million and are excluded from the table below because there is no fixed payment date since there is no scheduled redemption and the dividends have not been declared. Our contracts with certain of our technology service providers, which range in length from 12 months to 60 months, have no minimum payment requirements.

Contractual Obligations	Total	Less Than 1 Year	2 to 3 Years	4 to 5 Years	More Than 5 Years
	(dollars in thousands)
Long-term debt obligations including interest (1)	$685,575	$45,504	$90,511	$314,009	$235,551
Operating lease obligations	15,802	6,163	8,087	1,552	—
Purchase obligations (2)	3,000	500	1,000	1,000	500

Total	$704,377	$52,167	$99,598	$316,561	$236,051

(1)	The interest rate on term note B is at LIBOR plus 3.0%, with LIBOR assumed to be 1.8%.
(2)	Amounts due under a professional services agreement with GTCR which will terminate in connection with this offering.

The following reflects our contractual obligations as of September 30, 2004 on a pro forma basis after giving effect to the new senior credit facility, this offering, and the application of the net proceeds therefrom and the termination of the GTCR professional services agreement:

Contractual Obligations	Total	Less Than 1 Year	2 to 3 Years	4 to 5 Years	More Than 5 Years
	(dollars in thousands)
Long-term debt obligations including interest:
New senior credit facility(1)	$315,412	$12,532	$25,955	$25,524	$251,401
Senior subordinated notes	247,236	20,304	40,609	186,323	—
Operating lease obligations	15,802	6,163	8,087	1,552	—

	$578,450	$38,999	$74,651	$213,399	$251,401

(1)	The assumed interest rate on the term loan portion is at LIBOR plus 2.0%, with LIBOR assumed to be 1.8%.

Off-Balance Sheet Arrangements

We have also used off-balance sheet financing in recent years primarily in the form of operating leases for facility space and some equipment leasing and we expect to continue these practices. We do not use any other type of joint venture or special purpose entities that would create off-balance sheet financing. We believe that our decision to lease our office space is similar to that used by many other companies of our size.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Market Risk

We are exposed to changes in interest rates on our existing senior credit facility and expect to be similarly exposed on our new senior credit facility. Our existing senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As of December 31, 2003 and September 30, 2004, we had variable rate debt of approximately $216.3 million ($208.3 million net of discount) and $240.7 million ($235.6 million net of discount) respectively. Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates on our variable debt would have had an estimated impact on pre-tax earnings and cash flows for the next year of approximately $2.4 million. Under the terms of the existing senior credit facility at least 45% of our funded debt must bear interest that is effectively fixed. As a result, we may from time to time be required to enter into interest rate protection agreements establishing a fixed maximum interest rate with respect to a portion of our total indebtedness.

In March 2003, we entered into an interest rate protection agreement that effectively caps the LIBOR exposure of $100 million of our existing senior credit facility at 3.0% for a period of two years. As a result of this interest rate protection agreement, approximately 72% of funded debt now bears interest that is effectively fixed as to rate.

Foreign Currency Market Risk

We are exposed to foreign currency risk in certain circumstances. Certain of our international clients currently pay us in Euros and pounds sterling. Foreign currency fluctuations had an immaterial impact on our 2003 and our September 30, 2004 financial positions and results of operations. However, this could change in future periods. At this time, we have not entered into any arrangements to hedge our risks from foreign currency.

OUR HISTORY

We have been a leading provider of mission-critical technology services to wireless carriers worldwide for over 17 years. We were founded in 1987 as GTE Telecommunication Services Inc., a unit of GTE, to address the industry-wide need for inter-carrier wireless roaming telephone service. As the wireless industry has grown, we have continuously enhanced and extended our service offerings to meet the evolving technology service requirements of the telecommunications industry.

In early 2000, GTE combined our business with its Intelligent Network Services business, a leading SS7 network and intelligent network database provider. This combination further enhanced our services suite to include national SS7 signaling and intelligent network database management capabilities. In June 2000, GTE and Bell Atlantic merged to form Verizon Communications. As a result of this transaction, we became an indirect, wholly owned subsidiary of Verizon Communications.

In February 2002, we were acquired by certain members of our senior management team and an investor group led by GTCR. Following the acquisition, we became an independent corporate entity separate from Verizon. Syniverse Technologies, Inc., our principal operating subsidiary and a wholly owned subsidiary of Syniverse Holdings, Inc., is the borrower under our existing senior credit facility and the issuer of the 12 3/4% senior subordinated notes. Syniverse Holdings, Inc. is in turn a wholly owned subsidiary of Syniverse Holdings, LLC, which is the ultimate parent of the consolidated group of Syniverse entities. In connection with this offering, Syniverse Holdings, LLC will distribute all of the shares of Class A cumulative redeemable convertible preferred stock and common stock of Syniverse Holdings, Inc. that it owns to its members and will subsequently dissolve. Following this dissolution and distribution, Syniverse Holdings, Inc. will become the ultimate parent of the consolidated group of Syniverse entities. See “Certain Relationships and Related Party Transactions—Dissolution Agreement.”

Since our acquisition from Verizon, our management team has implemented a number of significant changes in our business to improve our performance and market position. These changes include:

•	Effectively managed separation from Verizon. After the acquisition, management moved quickly to establish the company as a fully independent entity separate from Verizon with an entrepreneurial and market-driven culture. Management conducted a strategic evaluation of our product portfolio and business lines, which resulted in the decision to discontinue certain service lines where our market position or product offerings were not competitive. In addition, management developed or augmented administrative capabilities that were previously performed by Verizon and initiated a series of cost-reduction initiatives.

•	Established a global, customer-centric sales organization. Following the acquisition, management refocused and restructured the sales organization to be more customer-centric. Management established domestic and international sales offices in key markets to improve customer service levels and generate new sales opportunities. These offices were staffed with local sales professionals with extensive in-region industry experience. In February 2003, we opened our European headquarters in The Netherlands, which has greatly increased exposure for our products and services in Europe and has resulted in agreements to extend the reach of our network services to include international signaling. Most recently, we secured our first roaming clearinghouse contract with a major European wireless carrier, SFR. In July 2004, we opened our Asia Pacific headquarters in Hong Kong to strengthen and extend our existing relationships with wireless carriers throughout the Asia Pacific region.

•

Upgraded and expanded our network to improve service levels and redundancy. At the time of acquisition, our network lacked geographic breadth, carrier-grade redundancy and service reliability. To respond to this problem, the management team began a phased network improvement program which included network redesign, hardware upgrades and geographic expansion. The upgrade has resulted in a highly reliable and redundant network that provides high levels of service to telecommunication carriers. To date, we have invested approximately $22.7 million to complete the network upgrade program.

•	Refocused development efforts on near-term technology service opportunities. Following the acquisition, management refocused business development and research efforts on emerging technology service opportunities with near-term market acceptance and revenue potential. These efforts have resulted in the commercial introduction of 16 new products. Our ability to identify and develop a leading wireless local number portability solution to meet the federal WLNP mandate is one example of this refocused strategy.

•	Pursued opportunistic acquisitions. We have made several strategic acquisitions since February 2002. In July 2003, we merged with Brience, Inc., a developer of information access and integration software products to large enterprises. In December 2003, we acquired Softwright Holdings Limited, a United Kingdom-based provider of mobile number portability solutions. In September 2004, we acquired the IOS North America division of EDS. IOS North America provides wireless clearinghouse services in North America.

Today, we offer a comprehensive suite of technology interoperability services, network services, number portability services, call processing services and enterprise solutions to telecommunications service providers worldwide. Many carriers depend on our integrated suite of services to solve their most complex technology-driven operational challenges and to facilitate the rapid deployment of next generation wireless services.

BUSINESS

Overview

We are a leading provider of mission-critical technology services to wireless telecommunications companies worldwide. Our solutions simplify technology complexities by integrating disparate carriers’ systems and networks in order to provide seamless global voice and data communications to wireless subscribers. Many carriers depend on our integrated suite of services to solve their most complex technology challenges and to facilitate the rapid deployment of next-generation wireless services. We provide our services to over 300 telecommunication carriers in approximately 40 countries, including the ten largest U.S. wireless carriers and six of the ten largest international wireless carriers. We deliver most of our services to wireless carriers through a transaction-based recurring revenue model. Our total revenues for the nine months ended September 30, 2003 were $201.2 million and grew to $244.1 million for the nine months ended September 30, 2004, an increase of 21.3%. Our net income was $10.8 million and $1.2 million and our net loss applicable to common stockholders was $12.6 million and $21.6 million for the same periods, respectively.

Wireless industry growth has been characterized by a steady pace of wireless technology innovation, development and deployment. This proliferation of wireless technologies, communication protocols and advanced services has created significant technology incompatibilities and operational challenges for wireless carriers. The complexity in deploying and integrating these new technologies has made it increasingly difficult for technology carriers to communicate with each other and to provide seamless national and international wireless voice and data services to their subscribers.

We have built our reputation over the past 17 years by designing comprehensive solutions that address wireless industry technology complexities. Our integrated suite of services includes:

•	Technology Interoperability Services. We operate the largest wireless clearinghouse in North America that enables the accurate invoicing and settlement of domestic and international wireless roaming telephone calls, wireless data events and Wi-Fi sessions. We also provide SMS routing and translation services between carriers. For the nine months ended September 30, 2004, we generated $54.5 million of revenues in Technology Interoperability Services, which represented 22.3% of our total revenues for that period.

•	Network Services. Through our SS7 network, we connect disparate wireless carrier networks and enable access to intelligent network database services like caller ID. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all carriers to enable critical telecommunications functions such as line busy signals, toll-free calling services and caller ID. We also provide translation and routing services to support the delivery and establishment of telephone calls. For the nine months ended September 30, 2004, we generated $97.8 million of revenues in Network Services, which represented 40.0% of our total revenues for that period.

•	Number Portability Services. Our number portability services are used by over 80 wireless carriers, including the five largest domestic carriers, to enable wireless subscribers to switch service providers while keeping the same telephone number. Historically, wireless subscribers had to surrender their telephone number when canceling wireless services with one provider and moving services to another. With the introduction of WLNP, wireless subscribers are now able to keep their telephone number when switching between carriers. For the nine months ended September 30, 2004, we generated $34.5 million of revenues in Number Portability Services, which represented 14.1% of our total revenues for that period.

•	Call Processing Services. We provide wireless carriers global call handling and fraud management solutions that allow wireless subscribers from one carrier to make and accept telephone calls while roaming on another carrier’s network. For the nine months ended September 30, 2004, we generated $25.8 million of revenues in Call Processing Services, which represented 10.6% of our total revenues for that period.

•	Enterprise Solutions. Our enterprise wireless data management platform allows carriers to offer large corporate customers reporting and analysis tools to manage telecom-related expenses. For the nine months ended September 30, 2004, we generated $10.9 million of revenues in Enterprise Solutions, which represented 4.6% of our total revenues for that period.

Most of our revenues are generated from transaction-based processing fees. The remainder of our revenues are generated by recurring, non-transaction fees for network connections and software maintenance. Our revenues are primarily based on the volume of roaming calls, intelligent network database queries, WLNP transactions and data messages transported. Due to the variety of our wireless service offerings, we often generate multiple revenue transactions from a single subscriber call or data session. In addition, we earn fixed monthly fees for network connections, principally to our SS7 network. We also provide our customers with the ability to connect to various third-party intelligent network database providers. These providers charge us a per-transaction fee for access to their databases, which we pass on to our customers with little or no margin. We refer to these fees as “Off-Network Database Query Fees.” For the nine months ended September 30, 2004, we generated $20.6 million of revenues in Off-Network Database Query Fees, which represented 8.4% of our total revenues for that period.

Industry Summary

The global wireless industry has grown significantly since its inception as wireless services have become increasingly available and affordable. According to Yankee Group estimates, the U.S. wireless industry had revenues totaling $95.0 billion and a subscriber base of over 162 million in 2003, an 11.5% increase in wireless subscribers between 2002 and 2003. In addition, according to Ovum, the international wireless industry had revenues totaling $420 billion and a subscriber base of over 1.2 billion in 2003, a 24.8% increase in wireless subscribers between 2002 and 2003. The domestic wireless penetration rate was 53.9% in 2003, according to CTIA, and the global wireless penetration rate was 22.5% in 2003, according to Gartner, Inc. This expanding subscriber base and corresponding growth in industry revenues has been driven by improved service quality, greater national and international wireless roaming coverage, decreased pricing and the introduction of new messaging, wireless data and content services.

Wireless industry growth has been accompanied by a steady introduction of new and often incompatible wireless technologies. This has resulted in the proliferation of different network architectures, including various mobile switch types (such as those manufactured by Lucent, Nortel, Ericsson and Motorola), diverse signaling standards (such as Code Division Multiple Access (“CDMA”), Time Division Multiple Access (“TDMA”), GSM, Integrated Digital Enhanced Network (“iDEN”) and Wi-Fi), distinct billing record formats (such as Cellular Intercarrier Billing Exchange Record (“CIBER”), Transferred Account Procedure (“TAP”) and Remote Authentication Dial-In User Service (“RADIUS”)) and multiple network protocols (such as X.25, Frame Relay, SS7 and Internet Protocol). This has created significant technological incompatibilities and operational challenges for wireless carriers.

As a result, many wireless carriers utilize third-party technology services providers like us to:

•	serve as a trusted intermediary for proprietary data exchange between competitive wireless carriers;

•	provide centralized, single point connectivity to the systems and networks of multiple carriers;

•	enable communication between new and legacy carrier systems by resolving incompatibilities associated with geographic and carrier variations in communication protocols;

•	simplify the operational challenges associated with carrier differences in the timing of new technology deployment;

•	offer access to a range of intelligent network database services required for enhanced wireless services; and

•	rapidly develop new solutions to meet emerging wireless industry technology complexities and to support next generation services such as wireless data content, Wi-Fi and VoIP.

Market Opportunity

We expect the technology complexities and operational challenges faced by wireless carriers to continue to grow as the wireless industry evolves. These complexities and challenges are driven by a variety of wireless industry trends including the growth in the number of wireless telephone subscribers, the volume of wireless roaming telephone calls and the growing volume of SMS messages. In addition, the emergence of next-generation wireless and wireline communication services such as Wi-Fi and VoIP, future government mandated changes and new applications for existing communications services will drive future industry growth.

Technology Interoperability Services

The proliferation of incompatible wireless communication protocols, messaging/data formats and billing standards has made it increasingly difficult for carriers to connect systems and networks and to share the information required to offer seamless global wireless voice and data services to subscribers. Technology service providers solve these interoperability problems by offering wireless roaming clearinghouse services, SMS messaging translation and routing services, and wireless data roaming facilitation and clearinghouse solutions to support emerging Wi-Fi, mobile data and premium content services.

Clearinghouses translate various network, signaling and billing protocols to allow different wireless carriers to offer and be compensated for roaming services. These wireless clearinghouses serve as trusted third parties for the collection, translation and distribution of the information required to monitor and invoice voice services provided by one carrier to numerous other carriers’ customers. Demand for clearinghouse services is primarily driven by the number of domestic and international wireless roaming telephone calls. U.S. wireless roaming call volumes have grown by 15.0% from 2002 to 2003 to 13.0 billion, according to CTIA. We expect that increased roaming traffic volumes will drive incremental technology interoperability and clearinghouse transaction volumes for the industry.

The growth of SMS messaging and Multimedia Message Services (“MMS”) is also driving significant operational challenges for wireless carriers. Cross-carrier SMS messaging and MMS messaging requires extensive network connectivity and complex message protocol conversion between wireless carriers. Carrier-grade message translation and routing are critical to wireless carriers who increasingly rely on messaging services to drive incremental revenue growth and to improve customer retention. U.S. SMS message volumes according to IDC have grown from 2.5 billion in 2002 to 9.1 billion in 2003 and we expect this growth to continue. In addition, MMS messaging, which are wireless messages that can include an image, audio or video clip or some combination of each, is a rapidly growing wireless application that represents a natural extension of SMS messaging. IDC predicts U.S. MMS subscribers to grow from 4.8 million in 2003 to 67.1 million in 2008 and MMS-attributable subscriber revenue to grow from $96.7 million in 2003 to $3.4 billion in 2008.

The emergence of Wi-Fi, mobile data and premium content services are also driving carrier demand for clearinghouse services, translation services and roaming facilitation services. This growth has been and will continue to be supported by rapid growth in Wi-Fi “hotspots” or access points and the deployment of next generation wireless data networks. Currently, the number of Wi-Fi access points is estimated at approximately 22,000 and is expected to grow to 120,000 by 2007 according to Gartner, Inc. We believe the proliferation of Wi-Fi network service providers, increased wireless data roaming and growing demand for premium content will drive the need for wireless data clearinghouse services that simplify network connectivity and the exchange of invoicing data between multiple carriers.

Network Services

SS7 networks are a core element of today’s telecommunications infrastructure. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all carriers to enable the setup and delivery of telephone calls and to offer enhanced calling features like caller ID. Outsourced network services provide carriers cost effective, single point connectivity to an SS7 network, other widely used communication networks and critical databases. As a result, carriers avoid the cost and complexity of managing individual network connections to multiple carriers, eliminate the expense of licensing and maintaining intelligent network databases and reduce the need for building capital-intensive network infrastructure. Drivers of network services include wireless subscriber growth, wireless roaming call volume growth, and SMS messaging volume growth. In addition, we also expect Wi-Fi roaming volume growth, wireline subscriber growth and the emergence of new VoIP and MVNO services to drive demand for network services.

Demand for SS7-based signaling and associated database applications is growing. SS7 call setup and signaling industry revenues grew from $5.4 billion in 2000 to $7.0 billion in 2003 according to Insight Research. Continued wireless subscriber growth and call volume growth are expected to drive increased SS7 signaling revenues, which are estimated to be $8.3 billion by 2005. SS7 signaling also provides carriers access to a variety of intelligent network services such as database applications (caller ID, 800 service and local number portability). Industry-wide SS7 database service revenues were $3.6 billion in 2000 and grew to $4.5 billion in 2003. Increased wireless call volume and development of new intelligent network services is expected to drive these revenues to $5.4 billion by 2005.

In addition, wireless data roaming requires carriers to support packet-switched, Internet Protocol-based communications protocols including General Packet Radio Service (“GPRS”), 1xRTT (technology designed to double voice capacity and support faster data transmission) and Wi-Fi. Technology service providers support wireless data roaming services and enable subscribers to access their home wireless data services (such as public Internet, corporate intranets, e-mail and m-commerce) while abroad or beyond the reach of their home network. The emergence of Internet Protocol-based signaling solutions and database services associated with VoIP will also require network, routing and translation services to communicate with legacy networks. VoIP offers traditional voice telephone services but at a significantly lower cost by bypassing the traditional telephone network.

Number Portability Services

In 1996, the FCC mandated WLNP to encourage competition by permitting wireless subscribers to change carriers while retaining their current telephone numbers. To facilitate the portability of wireless telephone numbers, carriers exchange information with other carriers and transmit information to regional number portability databases in order to support call routing. Implementation of WLNP services impacts nearly every system within carrier operations including network signaling and routing, switching, billing, point of sale and customer care.

Technology service providers enable wireless carriers to implement WLNP services to their customers by streamlining the ordering and communication processes that organize, prioritize and route WLNP transactions between wireless carriers and industry databases. These services must be able to route and track the multiple transactions involved in porting numbers between service providers, identify and facilitate problem resolution, manage the unique challenges of porting between wireline and wireless carriers, and interface to carriers who have chosen less automated porting solutions.

Following the introduction of WLNP, the wireless industry experienced rapid consumer adoption resulting in over six million telephone numbers ported in the first nine months. We expect the drivers of WLNP services demand will be continued carrier competition, greater customer awareness and increased regulatory focus.

Call Processing Services

Call processing solutions support the proper authentication, handling and routing of telephone calls in order to reduce fraud and to allow wireless subscribers to make and accept telephone calls while roaming on another carrier’s network. Although wireless subscriber fraud has declined as carriers increasingly utilize SS7 functionality, international wireless roaming growth is causing new telephone call routing and delivery complexities for carriers. Due to geographic and carrier differences in subscriber verification, call delivery and signaling network protocols, these services require extensive data management capabilities.

Technology service providers support international voice and data roaming by connecting carriers and translating disparate network and signaling protocols. Technology service providers manage many call processing functions such as:

•	identifying and validating a subscriber when roaming;

•	obtaining permission from a host carrier to deliver a call;

•	detecting and preventing fraudulent calls;

•	providing seamless regional, national and international roaming capabilities;

•	ensuring roamers have the same services when roaming as they do in their home market; and

•	resolving conflicts between different international messaging standards.

Drivers of call processing demand include international wireless subscriber growth, international wireless roaming call volume growth and ongoing subscriber issues. Carriers are increasingly using SS7 networks to replace traditional call processing functionality and to address wireless subscriber fraud issues.

Products and Services

We offer an integrated suite of services to wireless telecommunications carriers that meet the evolving technology requirements of the wireless industry. These services include technology interoperability, network, wireless number portability, call processing and enterprise solutions.

Technology Interoperability Services

We operate the largest wireless clearinghouse in North America. Our clearinghouse services enable the accurate invoicing and settlement of domestic and international wireless roaming telephone calls. We are a trusted intermediary and primary connection point between hundreds of wireless carriers. We also provide services that support the routing and delivery of SMS, MMS and other messaging formats between different wireless carrier networks. In addition, we provide roaming facilitation services that enable seamless domestic and international wireless voice and data services. We primarily generate revenues by charging per-transaction processing fees. Our Technology Interoperability Services include:

•	Clearinghouse Services—We process and exchange proprietary subscriber roaming usage data on a secure and confidential basis to support financial settlement between wireless carriers. Our clearinghouse services support multiple billing formats including TAP for GSM carriers and CIBER for TDMA and CDMA carriers. We also support RADIUS and IPDR formats for wireless data transactions including messaging, Wi-Fi, m-commerce, content, and location-based applications. Carriers use our solutions to access custom, on-line reports providing business intelligence, trends, and daily and monthly summaries of key data. Carriers use these reports to track their net financial positions with their roaming partners.

•	Messaging Services—Our messaging services reliably translate, route and deliver SMS, MMS and other message formats across disparate carrier networks. We accomplish this by mapping a message to a phone number, routing the message accurately and resolving incompatibility issues among CDMA, TDMA, and GSM carriers. Messages may be initiated peer to peer between wireless subscribers, originated from premium content providers or broadcast by an enterprise or community alerting application. Our services can deliver messages domestically and internationally to multiple devices and platforms.

•	Roaming Facilitation—Our roaming facilitation capabilities allow wireless subscribers to receive voice and data services while roaming on another carrier’s network, regardless of differing technology standards. We simplify interstandard and international voice roaming by providing carriers with subscriber call origination, automatic call delivery and subscriber invoicing data. We offer an integrated Wi-Fi roaming solution that cost effectively bridges the technical issues and simplifies the business relationships among roaming partners involved in Wi-Fi access services.

Network Services

We interconnect wireless carriers through our SS7 network to a suite of intelligent database services and provide wireless and wireline call signaling services. Our intelligent database services include caller ID, local number portability, line information database and toll-free number routing. Carriers also use our SS7 signaling solutions to set-up, translate and route wireless telephone calls both domestically and internationally. We also provide carriers cost-effective, single-point connectivity to other widely used communication networks (such as X.25, Frame Relay and Internet Protocol) to support wireless voice, SMS messaging, MMS messaging, VoIP and data roaming services.

By operating one of the largest independent SS7 networks, we provide our customers access to substantially the entire U.S. public-switched telecommunications network, global connectivity, carrier-grade reliability and intelligent network services. Our network architecture provides a robust, reliable, and highly redundant signaling platform. In addition, our intelligent network databases also permit carriers to offer value-added calling features to their customers.

Our primary network services include intelligent network database services, SS7 network services, network connectivity services and international mobile number portability. We generate revenues from these services primarily by charging per-transaction processing fees, circuit fees, port fees and software license fees.

•	Intelligent Network Database Services—Our intelligent network database services enable carriers to offer enhanced services and features to subscribers. Our caller ID service provides access to calling name databases, allowing carriers to query regional Bell operating companies and other major independent telephone carriers to reduce the “name not available” messages that subscribers receive. We also manage and operate a database for storage of calling name records. We provide access to all U.S. regional number portability databases to support call routing to subscribers who have ported their telephone number to a different service provider. We also access databases that provide routing for toll free numbers. We access line information databases to provide enhanced services such as validating telephone numbers, billing information and calling card data.

•	SS7 Network Services—We operate one of the largest independent SS7 networks in the United States. Our SS7 network supports the call set-up, routing and delivery of wireless and wireline telephone calls and supports access to intelligent network database services. Our international signaling gateway for wireless carriers and other network providers translates between the predominant North American signaling standard (American National Standards Institute SS7) and other global signaling standards such as International Telecommunications Union C7. We also provide wireless carriers with valuable network analysis tools that monitor subscriber activity.

•	Network Connectivity Services—Our network connectivity services provide wireless carriers cost-effective single-point connectivity to many widely used communication networks such as X25, Frame Relay and Internet Protocol. We manage network circuits that interconnect carriers’ cell sites and switches across local and regional boundaries. We also provide a suite of services that enables subscribers to have seamless access to their home carriers’ General Packet Radio Service (GSM) or 1x-RTT (CDMA) data network while roaming both nationally and internationally. This Internet Protocol based virtual private network offers secure access to home based e-commerce, public Internet, corporate intranets and e-mail systems to roaming subscribers.

•	International Mobile Number Portability—Our international mobile number portability services streamline the porting process for mobile operators by providing a centralized reference database and carrier communication solutions for non-U.S.-based carriers.

Number Portability Services

We are the leading provider of wireless local number portability services to domestic carriers. These services enable wireless subscribers to switch carriers while keeping the same telephone number. As WLNP- related technology and operational complexities were identified, we developed solutions that facilitate the exchange of information between carriers and transmit information to regional industry databases. These services route and track the multiple transactions involved in porting numbers between service providers and identify and facilitate problem resolution when porting transactions are not successful. These services also manage the unique challenges of porting numbers between wireless and wireline carriers and from carriers who have chosen to manually process porting transactions.

Our primary wireless local number portability solutions include transaction processing services and port center services. We generate revenues from these services primarily by charging per-transaction processing fees, software license fees and resource management fees. Our solutions are offered on either a service bureau or licensed software basis, providing flexibility for carriers.

•	WLNP Transaction Processing Services—Our WLNP transaction processing services enable the intercarrier communications required to port telephone numbers between wireless carriers and to streamline the ordering and communication process to regional industry databases that track number ownership. We also enable wireless carriers to exchange ported telephone numbers and associated messages with wireline carriers.

•	Port Center Services—Our port center provides WLNP troubleshooting and help desk support services to wireless carriers. These services help carriers resolve number portability system errors, network connectivity issues, subscriber information inconsistencies and other WLNP-related problems requiring manual interaction between carriers. We also license our WLNP workflow management solution that logs, prioritizes, routes and reports WLNP errors.

Call Processing Services

We provide global call handling and fraud management solutions that enable wireless subscribers from one carrier to make and receive telephone calls while roaming on another carrier’s network. We support international roaming by connecting wireless carriers and by resolving geographic and carrier differences in subscriber verification, call delivery and signaling network protocols. We also offer wireless carriers comprehensive fraud detection and fraud prevention services.

We developed many of the wireless industry’s first and leading solutions for wireless subscriber verification, call processing and technical fraud detection and prevention. For a wireless subscriber to receive service while roaming on another carrier’s network, the subscriber’s home carrier must validate the subscriber as an authorized subscriber. We have addressed these subscriber authentication and call delivery complexities by developing solutions that translate and convert various network and signaling protocols. Our comprehensive, integrated fraud management solutions employ advanced technologies to provide flexible, efficient fraud detection and fraud prevention, regardless of switch type, software release version or industry standard. Our integrated service offerings provide a total authentication solution and comprehensive protection for subscribers.

Our primary call processing services include signaling solutions and fraud prevention services. We generate revenues from these services primarily by charging per-transaction processing fees.

•	Signaling Solutions—Our services verify a subscriber’s eligibility to receive service while roaming in another carrier’s market. Our signaling solutions also resolve conflicting international numbering plans and overlapping system identifiers to allow subscribers to roam when the visited service provider may not normally recognize the subscriber.

•	Fraud Prevention Services—We provide multiple services to carriers to minimize the financial losses associated with subscriber fraud. Our fraud profiling solutions collect usage data from mobile switches to create a unique profile for each subscriber based upon the subscriber’s call activity. We continually compare subscriber calling activity to subscriber specific usage profiles, identify fraudulent activity and, when appropriate, suspend the subscriber accounts. We provide these services as a software license or in a service bureau environment. We also provide key management services that exchange authentication keys between carriers and multiple wireless equipment manufacturers. Authentication keys are used by wireless carriers to verify the identity of subscribers and prevent handset fraud.

Enterprise Solutions

We enable wireless carriers to offer billing consolidation and data management services to large enterprise customers. Our solution consolidates customer usage data onto one invoice and offers robust online reporting and analysis tools that enable enterprise customers to manage their telecommunications-related costs. We generate revenues from this service on a per-account processing fee.

Customers

We serve more than 300 telecommunications service providers in approximately 40 North American, Latin American, Asia Pacific and European countries. We maintain strong and collaborative relationships with our customers. We serve the ten largest U.S. wireless carriers including Cingular Wireless, Sprint PCS, T-Mobile and Verizon Wireless. We also serve six of the ten largest international wireless carriers in Latin America, Asia Pacific and Europe. These customers include America Moviles, China Unicom, KDDI and SK Telecom. We believe that maintaining strong relationships with our customers is one of our core competencies and that maintaining these relationships is critical to our success.

Our top ten customers accounted for approximately 59.8% of our revenues for the nine months ended September 30, 2004. Verizon Communications, Verizon Wireless and their affiliates, which collectively is our largest customer, accounted for approximately 20.5%, 23.2%, 30.9% and 33.9%, of our revenues in the nine months ended September 30, 2004 and for the years 2003, 2002 and 2001, respectively. The percentage of our revenues derived from customers outside the United States was 11.1%, 12.2%, 9.5% and 7.9% for the nine months ended September 30, 2004 and for the years ended December 31, 2003, and 2002 and 2001, respectively.

Competitive Strengths

We believe that the following strengths differentiate us in the marketplace:

•	Leading provider of mission-critical services to wireless carriers. We believe that we offer the most comprehensive and advanced suite of integrated technology services to the wireless telecommunications industry. We believe that our established carrier relationships, the mission-critical nature of our services and our track record of performance have made us the technology services provider of choice for many of our customers.

•	Recurring revenues and strong operating cash flows. The majority of our revenues are transaction-based and we have long-term contracts with most of our customers. We have had historical success in customer retention, growth in transaction volumes and our ability to leverage our existing technology platforms to serve additional customers and to offer new services. Our business model enables us to generate a high level of recurring revenues and strong operating cash flows to support debt reduction, acquisitions and other strategic activities.

•	Proven track record of technology innovation. We believe that we are a leader in developing comprehensive solutions that meet wireless carriers’ evolving technology interoperability, network and call processing needs. We have built our business and reputation through a history of innovation that includes the following achievements:

•	we were the first to deploy an automatic roaming call delivery service (Follow Me Roaming);

•	we were the first to provide a commercial fraud profiler (CloneDetector/FraudX) to most of the major U.S. carriers;

•	we were the first to provide seamless international interstandard roaming services (GlobalRoam/UniRoam);

•	our engineers developed the original technology supporting the OnStar application for a major wireless carrier;

•	we offer the industry’s most comprehensive suite of WLNP services; and

•	we are one of the industry’s leading independent Wi-Fi roaming clearinghouses.

•	Positioned to capitalize on emerging communications technologies. We believe that we are positioned to capitalize on the complexity of emerging communications technologies by leveraging our proven development track record and close customer relationships. We are currently pursuing opportunities in Wi-Fi, messaging, mobile data content, MVNO and VoIP. Our accomplishments in these areas include:

•	executing clearinghouse agreements with two major U.S. carrier providers of Wi-Fi services; and

•	being selected by the members of CTIA to be the principal messaging platform for the national Wireless AMBER Alert program sponsored by The Wireless Foundation.

•	Role as trusted intermediary provides enhanced market access. Our position as a neutral point of proprietary data exchange between wireless carriers affords us several compelling benefits. Carriers recognize that, unlike some of our competitors, we do not compete for their subscribers. This independence permits us to support our customers’ most critical operations. We believe that this market position provides us a unique ability to collaborate with our customers on new product development and enables us to more effectively anticipate, identify and address the evolving requirements of the global wireless industry.

•	Extensive and collaborative customer relationships. We provide our services to over 300 telecommunications carriers in approximately 40 countries, including the ten largest U.S. wireless carriers and six of the ten largest wireless international carriers. We have a highly active and respected customer users’ group that is tightly integrated into the development processes of our company. This group has played a significant role in the continued development, enhancement and evolution of our services.

•	Experienced senior management team. The members of our senior management team average 19 years of telecommunications industry experience. This experience has enabled us to develop strong relationships with our customers. In addition, this management team has successfully executed our business plan since we were acquired from Verizon in February 2002.

Growth Strategy

In order to strengthen our market leadership position, enhance growth and maximize profitability, we intend to:

•	Expand our global customer base. We are aggressively pursuing expansion opportunities in North American and international markets. We believe continued wireless industry growth and the emergence of next generation services will expand the global market for our services. The opening of sales offices and the hiring of local management and technical support personnel in Europe, Latin America and Asia Pacific have enabled us to execute contracts with leading international carriers. We have recently signed contracts with leading carriers in France, China, Brazil, Italy, Saudi Arabia and India.

•	Further penetrate our existing customer base. We intend to continue to cross-sell services to our existing customers to further diversify our revenue stream and increase per-customer revenues. While many of our customers purchase multiple services from us, we believe we have an opportunity to sell additional services to customers who do not currently purchase all of our available services. For example, we have signed contracts and implemented our WLNP solutions for over 80 of our existing U.S. customers, including the five largest domestic wireless carriers.

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Enhance existing services suite and develop innovative new services. Through continued technology development and collaboration with our existing customers, we plan to enhance our existing services suite and develop new solutions. We believe that we are well positioned to develop innovative services that respond to and solve industry complexities associated with new market participants and new technologies. Our recent accomplishments in these areas include:

•	developing an interstandard voice and data roaming solution for major carriers that allows subscribers to roam on international networks;

•	enabling voice over Wi-Fi signalling services in an enterprise environment to support a major communications hardware manufacturer;

•	providing SMS delivery of phone numbers for a leading directory assistance provider; and

•	launching a national database for caller ID name services with 14 wireline carriers.

•	Pursue strategic acquisitions. We will continue to seek opportunities to acquire businesses that expand our range of services, provide opportunities to increase our customer base and enter new markets. In September 2004, we acquired EDS’s North American wireless clearinghouse business. This acquisition expanded our North American customer base and increased the scale of our business.

Sales and Marketing

As of September 30, 2004, our Sales and Marketing organizations included 105 people who work together to identify and address customer needs and concerns, deliver comprehensive services, develop a clear and consistent corporate image and offer a comprehensive customer support system. Our sales and marketing strategy is designed to give customers efficient, courteous and expert advice on a timely basis.

•	Sales. The sales department was reorganized from a centralized sales force to a geographically diverse, globally focused sales force in 2002 to better serve the needs of existing customers and to identify new opportunities more quickly. Sales directors are organized geographically with individuals responsible for North America, Latin America, Asia Pacific and Europe/Middle East/Africa. Regional sales managers are located throughout the U.S. to serve top tier customers in the Northeast, Northwest, Midwest, Southwest and the Southeast. U.S. account managers are product specialists and work as a team with the regional sales managers and directors to respond to customer needs. Compensation for our sales force is composed of an industry-competitive base salary and a variable component based on sales quota attainment.

•	Marketing. Our marketing organization is comprised primarily of product managers and marketing services employees. Working with the sales organization, our product managers are responsible for managing the product’s positioning throughout the life cycle as well as managing costs and pricing. These responsibilities include developing a product plan, specifying product requirements, planning development resources and, if necessary, managing vendor relationships. Each product manager coordinates a cross-functional product team with participants from several functional areas within our organization including sales, technology and operations. These product team participants are responsible for coordinating the execution of the product plan within their functional teams. Marketing services employees work with product managers to determine funding for and coordination of advertising, promotions, media relations, speaking opportunities, trade shows and our users’ group.

Operations and Customer Support

As of September 30, 2004, we had 242 employees dedicated to managing our internal operations and customer support functions.

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Customer Service, Documentation and Training. Our Customer Service organization provides “front-line” support for our services to our global customers. New support personnel are recruited for their multi-lingual, interpersonal and customer care skills, and are provided intensive product training prior to accepting direct customer interface responsibility. Our Documentation and Training group publishes the technical documentation accompanying our portfolio of services in multiple languages and also travels nationally and internationally to provide strategic customer training on our services. The group has established world-class training facilities in Tampa, Florida, where it sponsors regular customer and employee program offerings, and has also developed Web-based real-time training that our customers have successfully utilized as a remote training option.

•	Carrier Business Process Outsourcing. Whenever a carrier chooses to outsource personnel operations to us, it is managed through this organization. This currently includes our Fraud Resource Center service offering, our Fax Interface Services and our Port Center service offering.

•	Internal Operations Support. Our Internal Technology Support group manages our internal hardware and software technology program as well as the Local Area Network, Internet, email and departmental servers for our employees. This group is responsible for the Syniverse Solutions Gateway, our system for customer problem management, and also provides management information software solutions and support that enable efficient operations within our organization. Other internal operations functions include information security, facilities management and disaster recovery. All provide mission-critical support to our employees in achieving strategic objectives and help ensure our ability to continue to serve our customers effectively.

Technology

As of September 30, 2004, the Technology group was comprised of 267 professionals. This group performs all functions associated with the design, development, testing, implementation and operational support of our services. The Technology group balances technology and business priorities and enhances our ability to deliver timely and cost-effective solutions.

The primary functions of the Technology group include:

•	Product Development and Life Cycle. These groups deliver new product developments, enhancements and maintenance releases in a timely manner and develops integrated solutions that address customer needs across multiple areas including billing, messaging, decision support and reporting. These groups also constantly monitor technology developments to ensure that we leverage our legacy investments while developing new technologies that provide flexible and cost effective solutions to our customers.

•	Operational Support Services. These groups provide 24x7 operational support for our products to ensure a high level of service and system availability to our customers. These groups work with the other Technology groups to identify and implement proactive measures to meet our customer commitments.

•	Technology Services. This group is responsible for maintaining the high overall quality of customer service through centralized testing, system/data base administration and configuration management. This group also works with our vendors on system performance management, capacity planning and system tuning.

Network Operations

As of September 30, 2004, we had 93 employees dedicated to network provisioning, monitoring and support.

•	Network Operations Center. We maintain a state-of-the-art Network Operations Center that actively monitors our applications, network and our connections to our customers. Our Network Operations Center provides support both domestically and internationally 24 hours a day, seven days a week, 365 days a year. Our Network Operations Center proactively identifies potential application, operating system, network, switch connectivity and call processing problems. They manage those problems through resolution with customers in conjunction with Inter-Exchange Carriers, Local Exchange Carriers, field engineering, our internal product support and development teams, and vendors.

•	Network Services. This group designs, develops and supports our SS7 and Internet Protocol-based Intelligent Network Service offerings. They work closely with our other functional departments and vendors to ensure that we are engineering and monitoring cost effective and reliable network solutions which meet our customers’ needs.

Business Development and Strategy

As of September 30, 2004, our Business Development and Strategy organization was composed of 11 people. This group is responsible for strategy development and new business initiatives and for developing integrated and achievable short- and long-term business plans in support of our vision and strategic plan. This responsibility extends from the conceptual phase through first customer implementation and includes strategic partnership development and contract negotiations

Employees

As of September 30, 2004, we had approximately 780 employees, none of whom are represented by a union. We believe our relations with our employees are good.

Competition

We believe we are the only company that offers an extensive suite of technology interoperability services, network services, number portability services, call processing services and enterprise solutions to telecommunications carriers. However, we compete with a number of U.S. and international companies in specific areas of our business.

•	Technology Interoperability Services. Our primary competitors in the U.S. technology interoperability market are VeriSign, MACH Dan Net, Mobile 365 and Widerthan.com. Internationally, our technology interoperability services compete with EDS and MACH Dan Net. Certain wireless carriers also choose to deploy in-house interoperability and billing solutions for clearing internal and affiliate traffic.

•	Network Services. Our competitors for SS7 network connectivity and intelligent network services include VeriSign, Southern New England Telephone, Transaction Network Services and regional Bell operating companies. Wireless and wireline carriers may also choose to deploy and manage their own in-house SS7 networks. Our packet data network service competes with a variety of carriers including TeliaSonera and Cable & Wireless in the U.S. and also Global Crossing, France Telecom, KPNQwest, and Comfone (a subsidiary of Swisscom) internationally.

•	Number Portability Services. Our primary competitors in the United States for WLNP services are VeriSign, NeuStar and Telcordia and to a lesser degree, Evolving Systems. In Europe, Cap Gemini and Accenture as well as several other companies offer mobile number portability solutions.

•	Call Processing Services. Our call processing services primarily compete with licensed software products from vendors such as LogicaCMG, Bassett Telecom Solutions, Hewlett-Packard, ECTel and HNC Software/Systems Link. Also, certain carriers may choose to deploy in-house call processing and fraud detection and prevention solutions.

•	Enterprise Solutions. Certain wireless carriers have developed their own services for enterprise account management.

Competitive factors in the market for our services primarily include breadth and quality of services offered, price, development capability and new product innovation.

Governmental Regulation

Certain services offered by the company are subject to regulation by the FCC that could have an indirect effect on our business. In particular, end-user revenues from selected services are used to determine our contribution to the FCC’s Universal Service Fund. Additionally, we are registered with certain state utility regulatory commissions to resell private line services. Some of our customers may also be subject to federal or state regulation that could have an indirect effect on our business. We do not offer voice-grade or data services that are deemed to be common carrier telecommunications services.

Environmental Regulation

We are subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment and health and safety, the violation of which could lead to significant fines and penalties. Among the many environmental requirements applicable to us are laws relating to air emission, wastewater discharges and the handling, disposal and release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, we believe that we are currently in substantial compliance with applicable environmental requirements.

We could also be subject to laws, such as Comprehensive Environmental Response, Compensation, and Liability Act, that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. We are not aware of any material releases for which we are currently liable under the Comprehensive Environmental Response, Compensation, and Liability Act or any other similar environmental or health and safety law.

We do not currently anticipate any material adverse effect on our operations, financial condition or competitive position as a result of our efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of our business, and we cannot assure you that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

Intellectual Property Rights

We attempt to protect our intellectual property rights in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and agreements preventing the unauthorized disclosure and use of our intellectual property. We currently maintain approximately 160 registrations and 90 applications in approximately 35 countries covering over 40 separate and distinct marks; 10 patents and 13 patent applications, several jointly-owned with Verizon Wireless in the United States and in foreign countries; and 25 U.S. Copyright Registrations and five pending applications covering numerous software applications. In addition, we maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection.

Properties

As of September 30, 2004, our principal facility was 188,882 square feet of leased office space in Tampa, Florida that we use for headquarters and administration purposes. This lease expires on October 31, 2006, subject to renewal terms. We also lease 14,834 square feet in Oklahoma City, Oklahoma for administrative offices and customer operations, and 3,325 square feet in London, England for technology development. We lease several other small immaterial facilities for office space and network equipment storage.

We consider our properties to be in good condition generally. We are currently evaluating facility options to meet our anticipated requirements.

Legal Proceedings

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations. As of September 30, 2004, we have considered all of the claims and disputes of which we are aware and accrued amounts in our analysis of doubtful accounts, allowances for credit memos or probable loss accruals.

Market, Ranking and Other Data

The data included in this prospectus regarding markets and ranking, including the size of certain service markets and our position and the position of our competitors and customers within these markets, is based on independent industry publications, reports from government agencies or other published industry sources and our estimates are based on our management’s knowledge and experience in the markets in which we operate. When we rank our customers by size, we base those rankings on the number of subscribers our customers serve. When we describe our market position, we base those descriptions on the number of subscribers serviced by our customers. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the methods by which we obtain certain data for our estimates, because this information cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, the provided market data is not a guaranty of future market characteristics because consumption patterns and consumer preferences can and do change.

MANAGEMENT

Directors and Executive Officers

Our executive officers and directors are as follows:

Name	Age	Position
G. Edward Evans	43	Chairman of the Board and Chief Executive Officer
Raymond L. Lawless	49	Chief Financial Officer, Director
F. Terry Kremian	57	Chief Operating Officer
Paul A. Wilcock	57	Chief Technology Officer
Michael J. O’Brien	39	Vice President—Marketing
Wayne G. Nelson	43	Vice President—Controller
Gilbert L. Mosher	57	Vice President—Operations/Customer Support
Robert F. Garcia, Jr.	42	General Counsel
Charles A. Drexler	49	Vice President—Sales
Linda Hermansen	39	Vice President—Business Development & Strategy
Eugene Bergen Henegouwen	45	Managing Director—European Operations
Paul Corrao	50	Vice President—Network Operations
David A. Donnini	39	Director
Collin E. Roche	33	Director
John C. Hofmann	30	Director
Odie C. Donald	55	Director
Tony G. Holcombe	49	Director
Robert J. Marino	57	Director

G. Edward Evans became our Chief Executive Officer and a Director in February 2002. From January 1997 until January 2002, Mr. Evans was employed by Dobson Communications Corporation, serving as the President of its cellular subsidiaries and then as the President and Chief Operating Officer of Dobson Communications Corporation. Mr. Evans was employed by BellSouth Mobility, Inc. from 1993 to 1996, serving as General Manager—Kentucky, Director of Field Operations at BellSouth’s corporate office in Atlanta and Director of Marketing—Alabama. He was an Area Manager and a Market Manager of U.S. Cellular from 1990 to 1993 and was Sales Manager of GTE Mobilnet from 1989 to 1990. Mr. Evans serves on the boards of the CTIA, Carolina West Wireless and the National Reliability and Interoperability Commission, an advisory committee to the FCC. He holds an MBA from Georgia State University.

Raymond L. Lawless became our Chief Financial Officer in February 2002 and a Director as of March 2003. From October 2001 to February 2002, Mr. Lawless provided financial consulting services to telecommunications companies. Mr. Lawless worked for Intermedia Communications Inc. from April 1997 to September 2001 serving as Vice President Finance and Treasurer. During his tenure at Intermedia, Mr. Lawless was responsible for capital formation, treasury operations, risk management, corporate development, forecasting, strategic planning, budgeting, management reporting and investor relations support. Prior to that, Mr. Lawless spent 18 years at Bell Atlantic Corporation in various finance positions. Mr. Lawless holds a BS in Business Administration from West Chester University and an MBA from the University of Arkansas.

F. Terry Kremian became our Chief Operating Officer in December 2003. Mr. Kremian most recently served as executive vice president and general manager, Telecommunications Services Group for VeriSign, a position he held since VeriSign’s acquisition of Illuminet Holdings in December 2001. From September 1998 to December 2001, Mr. Kremian served as president, executive vice president and Chief Operating Officer of Illuminet Holdings. Prior to that, he was vice president—marketing and sales from November 1997. Mr. Kremian joined Illuminet Holdings from MCI where he was employed since 1982, most recently as director of carrier sales. Mr. Kremian holds a BS degree from the U.S. Naval Academy and a JD degree from the University of Maryland School of Law.

Paul A. Wilcock has served as Chief Technology Officer since March 2004. From September 2002 to March 2004 he served as Vice President—Technology. Prior to that he served as Vice President—Business Development and Strategy from August 2001 to September 2002. Having joined us in 1992, Mr. Wilcock previously served as Assistant Vice President—Business Development and Strategy, Assistant Vice President—Marketing, Director—Product Development and Support Services and Director—Enterprise Technology. Mr. Wilcock began his GTE career in 1975 and has held numerous positions of increasing responsibility in engineering, operations, marketing and strategy development. Mr. Wilcock graduated in Telecommunications from Leeds College of Engineering and Science (England) and holds an MBA from Wake Forest University.

Michael J. O’Brien has served as Vice President—Marketing since January 2003. Prior to that, he served as Vice President—Marketing/Business Development from September 2002 to January 2003 and Vice President—Marketing from August 2001 to September 2002. Previously he served as Assistant Vice President—Marketing from November of 2000 to August 2001 and Marketing Director—North American Wireless from June of 1999 to November of 2000. From January of 1999 to June of that same year, Mr. O’Brien worked as an independent consultant. From August of 1997 to January of 1999, Mr. O’Brien held the position of Director of Operations at GE LogistiCom, a satellite communications business. Prior to his employment with GE LogistiCom, Mr. O’Brien served as a Product Manager with us from March of 1996 to August of 1997. He has over 11 years experience with us in various marketing and operations positions. Mr. O’Brien holds a BS in Computer Science from the University of Virginia.

Wayne G. Nelson has served as Vice President—Controller since August 2002. From September 2000 to August 2002 Mr. Nelson served as Director—Finance and previously he served as Director—Customer Support. Mr. Nelson began his GTE career as a Finance Associate in 1987. He has over 13 years experience with us in various marketing, operations and finance positions. Mr. Nelson holds a BA in Economics from the University of Rochester and an MBA in Finance/Statistics from Rutgers University.

Gilbert L. Mosher has served as Vice President—Operations/Customer Support since August 2001 and previously served as Assistant Vice President—Information Technology, responsible for overseeing our software development. Prior to that, Mr. Mosher held various positions with increasing responsibility in the technical and management areas beginning with a position as a Programmer Analyst with GTE in 1979. Mr. Mosher joined us in January 1996 as Assistant Vice President—Information Technology. He earned a BS in Professional Management from Nova Southeastern University and was elected as a member of Alpha Chi, National College Honor Scholarship Society. He also holds an MBA from Nova Southeastern University.

Robert F. Garcia, Jr. became our General Counsel in February 2002. Prior to being appointed General Counsel, he served as Associate General Counsel since September 2000. Mr. Garcia joined us in 1995 as in-house legal counsel. Prior to that, he was in private practice in Washington, D.C. Mr. Garcia received his law degree from the National Law Center, George Washington University and has a BA in Political Science from the University of South Florida.

Charles A. Drexler became our Vice President—Sales in June 2002. Prior to joining us, Mr. Drexler served as director-project development for MetroPCS from March 2002 to June 2002. Mr. Drexler provided consulting services to telecommunications companies from August 2001 to March of 2002. From 1989 to July 2001, Mr. Drexler held positions of increasing responsibility at Lucent/AT&T. During his tenure at Lucent/AT&T he was responsible for managing and developing domestic and international sales territories. Mr. Drexler holds a BA in Education from the University of Texas-El Paso.

Linda Hermansen became our Vice President—Business Development and Strategy in January 2003. From November 1997 to January 2003, she served as Director—Marketing and Business Development. Ms. Hermansen began her GTE career in 1989 with the GTE Telephone Operations finance department where she held various positions of increasing responsibility within business analysis, operations and wireless technology. Ms. Hermansen holds a BS degree in Economics from the University of Illinois and an MBA from Butler University.

Eugene Bergen Henegouwen became our Managing Director—European Operations in May 2003. Mr. Bergen Henegouwen, a Dutch native, has held a variety of high tech executive level positions in the United States and The Netherlands. Prior to joining us, he was CEO and Chairman of Invention Machine Corporation from January 2001 to November 2002. From January 1999 to December 2000 he was CEO and president of AVIO Digital Inc. and from April 1995 to December 1998 he was CEO of Philips Creative Display Solutions in The Netherlands. Mr. Bergen Henegouwen has also held senior level management positions with Philips Consumer Electronics, Business Electronics and Philips Telecommunications and Data Systems. He holds a MS degree and a BS degree in Electrical Engineering from Delft University of Technology in The Netherlands.

Paul Corrao became our Vice President—Network Operations in July 2003. He has held several senior level customer care and operations positions throughout his 30-year career. From February 2002 to July 2003 he was Vice President—Operations for EPIX and from August 1999 to October 2001 he was Vice President—Service Delivery for Intermedia Communications. Mr. Corrao spent 26 years with AT&T where he managed such areas as switching quality control, VTNS operations, 800 and business application services, ISDN installations and customer care. He also worked with Bell Atlantic’s Global Network division. He holds a MS degree from the Stevens Institute of Technology and a BA in Computer Science from the City University of New York (CUNY).

David A. Donnini has served as a Director since February 2002. Mr. Donnini is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1991. Prior to joining GTCR, Mr. Donnini worked as a management consultant at Bain & Company. He received a BA in Economics from Yale University. He also holds an MBA from Stanford University. Mr. Donnini serves on the board of directors of Synagro Technologies, Prestige Brands, Coinmach and several private GTCR portfolio companies.

Collin E. Roche has served as a Director since February 2002. Mr. Roche is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1996. Prior to joining GTCR, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a BA in Political Economy from Williams College. He also holds an MBA from Harvard Business School. Mr. Roche serves on the board of directors of TNS, Verifone and several private GTCR portfolio companies.

John C. Hofmann has served as a Director since November 2004. Mr. Hofmann is currently a Vice President of GTCR Golder Rauner, L.L.C., which he joined in 1999. Prior to joining GTCR, Mr. Hofmann worked as a management consultant at McKinsey & Company. He received a BA in History from the University of Pennsylvania. He also holds an MBA from Harvard Business School.

Odie C. Donald has served as a Director since August 2002. Mr. Donald was a consultant to DIRECTV, Inc., a direct broadcast satellite television service and a unit of Hughes Electronics Corporation, from July 2001 to December 2002. From April 2000 to July 2001, Mr. Donald was President of DIRECTV. From March 1999 to April 2000 he was Chief Executive Officer of Cable & Wireless Caribbean and Atlantic Islands Plc. Prior to that, Mr. Donald spent 26 years with BellSouth Corporation, where he held various positions, including Group President—Customer Operations from 1998 to 1999 and President of Bellsouth Mobility from 1992 to 1998. Mr. Donald serves on the board of directors of Darden Restaurants Inc.

Tony G. Holcombe has served as a Director since March 2003. Mr. Holcombe is currently President of Web MD, which he joined in December 2003. From September 2002 to December 2003 Mr. Holcombe was chief executive officer of Valutec Card Solutions. From May 1997 to September 2002, Mr. Holcombe served in various executive positions at Ceridian Corporation and its subsidiaries. From November 1999 to September 2002, Mr. Holcombe served as Executive Vice President of Ceridian Corporation. In addition, Mr. Holcombe held the following positions at subsidiaries of Ceridian Corporation including President of Ceridian Employer Employee Services from November 1999 to September 2002 and President of Comdata from May 1997 to November 1999. Prior to this, Mr. Holcombe was President and Chief Executive Officer of National Processing,

Inc., which provides transaction-processing services and customized processing solutions, from October 1994 to March 1997. Mr. Holcombe serves on the board of directors of TALX Corporation.

Robert J. Marino has served as a Director since February 2004. From August 1998 to February 2003, Mr. Marino served as Group President of Convergys Information Management Group. Convergys Corporation was formed by spinning off Cincinnati Bell Information Systems Inc. (CBIS) and MATRIXX Marketing Inc. from Cincinnati Bell Inc. Prior to this, Mr. Marino served as president and chief executive officer of CBIS from October 1996 to August 1998 and chief operating officer of CBIS from November 1995 to October 1996. Prior to joining CBIS Mr. Marino served as president of the northeast region at Nextel Communications from November 1993 to October 1995. Mr. Marino also held senior management positions at Houston Cellular Telephone Company, Compania de Radiocomunicaciones Moviles in Argentina and Sprint Corporation.

Except as described herein, there are no arrangements or understandings between any member of the management committee or executive officer and any other person pursuant to which that person was elected or appointed to his position. There are no family relationships between our executive officers or directors.

Our Board of Directors has the power to appoint officers. Each officer will hold office for the term determined by our Board of Directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

Board Committees

We will be deemed to be a “controlled company” under the rules of the New York Stock Exchange, and we will qualify for, and intend to rely on, the “controlled company” exception to the board of directors and committee composition requirements under the rules of the New York Stock Exchange. Pursuant to this exception, we will be exempt from the rule that requires that our board of directors be comprised of a majority of “independent directors”; our compensation committee be comprised solely of “independent directors”; and our nominating and corporate governance committee be comprised solely of “independent directors” as defined under the rules of the New York Stock Exchange. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of three independent directors. Our board of directors currently has an audit committee and a compensation committee and, prior to the completion of this offering, will have a nominating and corporate governance committee.

Audit committee. The audit committee of our board of directors appoints, determines the compensation for and supervises our independent auditors; reviews our internal accounting procedures, systems of internal controls and financial statements; reviews and approves the services provided by our internal and independent auditors, including the results and scope of their audit; and resolves disagreements between management and our independent auditors. The audit committee currently consists of Messrs. Donald, Holcombe and Roche. As presently constituted, the committee does not have an “audit committee financial expert” as that term is defined in the Securities Exchange Act rules. Upon completion of this offering, an independent “audit committee financial expert” will replace Mr. Roche as a member of the audit committee.

Compensation committee. The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of all of our executive officers, administers our equity incentive plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Evans, Donnini and Roche. Upon completion of this offering, Mr.              will replace Mr. Evans on the compensation committee.

Nominating and corporate governance committee. Prior to the completion of this offering, we will establish a nominating and corporate governance committee. The role of the nominating and corporate governance committee of our board of directors will be to identify individuals qualified to become members of the board of directors, to recommend that the board of directors select director nominees for the next annual meeting of stockholders, and to develop and recommend to the board of directors a set of corporate governance principles applicable to the company. Our nominating and corporate governance committee will consist of Messrs.              and             .

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. Our Code of Ethics has been filed with the SEC. See “Where You Can Find Other Information.”

Compensation of Directors

Pursuant to the Syniverse Holdings, Inc. 2003 Non-Employee Director Compensation Plan, non-employee and non-equity investor directors receive $2,500 in fees per board meeting. Beginning January 1, 2004, non-employee and non-equity investor directors will receive $15,000 annual compensation for board participation. The 2003 Non-Employee Director Compensation Plan will be amended and restated in connection with this offering to increase the annual retainer for non-employee and non-equity investor directors to $40,000 and to eliminate the per-meeting fee. Each of the members of the audit committee will be entitled to an additional annual retainer of $5,000. In addition, the chairmen of the audit committee, compensation committee and nominating and corporate governance committee will be entitled to additional annual retainers of $15,000, $10,000 and $5,000, respectively. Under the Syniverse Holdings, Inc. Non-Employee Directors Stock Option Plan, non-employee directors of the company who do not otherwise have an equity interest in Syniverse Holdings, LLC are entitled to receive options to purchase 19,918 shares of the company’s non-voting common stock upon joining Syniverse Inc.’s board of directors. In connection with this offering, we intend to amend and restate the Non-Employee Directors Stock Option Plan to reflect the reclassification of our non-voting class B common stock into common stock and the effectiveness of a 1-for-2.51 reverse stock split of our common stock and to increase the number of shares to be granted to new non-employee directors who do not otherwise have an equity interest in our company to 20,000 shares of our common stock. In addition, the amended and restated plan will provide that concurrent with this offering, an additional option will be granted to each of our existing non-employee and non-equity investor directors, entitling the holder to purchase 10,000 shares of our common stock at the offering price. See “Non-Employee Directors Stock Option Plan.” Three of our directors, Mr. Donald, Mr. Holcombe and Mr. Marino, currently are eligible to receive options under this plan. Options to purchase 19,918 shares of our non-voting common stock pursuant to this plan were granted to Mr. Donald in 2002, Mr. Holcombe in 2003 and Mr. Marino in 2004. All of our directors are reimbursed for out-of-pocket expenses related to their service as directors.

Summary Compensation Table

The following table summarizes compensation awarded or paid by us during 2003, 2002 and 2001 to our Chief Executive Officer and our four next highly compensated executive officers (our “named executive officers”).

Name and Principal Position	Year	Annual Compensation
		Salary	Bonus		All Other Compensation
G. Edward Evans (1) Chief Executive Officer	2003 2002 2001	$401,950 342,026 —	$175,000 100,000 —		$191,427 10,550 —
Raymond L. Lawless (2) Chief Financial Officer	2003 2002 2001	226,950 192,603 —	122,854 56,700 —		10,797 9,896 —
Paul A. Wilcock (3) Chief Technology Officer	2003 2002 2001	177,800 176,400 169,046	91,526 44,800 264,750	(4)	9,550 9,480 8,267
Linda Hermansen (4) Vice President—Business Development & Strategy	2003 2002 2001	149,985 137,285 130,773	118,745 16,500 99,675	(5)	7,984 7,364 5,944
Eugene Bergen Henegouwen (5) Managing Director—European Operations	2003 2002 2001	173,888 — —	67,168 — —		13,295 — —

(1)	Mr. Evans began his employment with the company on February 14, 2002.
(2)	Mr. Lawless began his employment with the company on February 14, 2002.
(3)	Mr. Wilcock’s 2001 bonus is comprised of an incentive bonus of $52,000 and a retention bonus of $212,750.
(4)	Ms. Hermansen’s 2001 bonus is comprised of an incentive bonus of $33,225 and a retention bonus of $66,450.
(5)	Mr. Henegouwen began his employment with the company on May 14, 2003.

The following table identifies and quantifies the individual amounts included in of All Other Compensation for each person listed:

Name and Principal Position	Year	Parking Reimbursement	401K Employer Match/ Pension	Relocation	Car Allowance
G. Edward Evans Chief Executive Officer	2003 2002 2001	$660 550 —	$10,692 10,000 —	$180,075 — —	$	— — —
Raymond L. Lawless Chief Financial Officer	2003 2002 2001	660 550 —	10,137 9,346 —	— — —		— — —
Paul A. Wilcock Chief Technology Officer	2003 2002 2001	660 660 660	8,890 8,820 7,607	— — —		— — —
Linda Hermansen Vice President—Business Development & Strategy	2003 2002 2001	660 660 660	7,324 6,704 5,284	— — —		— — —
Eugene Bergen Henegouwen Managing Director—European Operations	2003 2002 2001	— — —	— — —	— — —		13,295 — —

Option Grants in Last Fiscal Year

None of our named executive officers were granted options in our last fiscal year under the company’s Founders’ Stock Option Plan or Non-Employee Directors Stock Option Plan.

Option Exercises in Last Fiscal and Fiscal Year-End Option Values

Our named executive officers did not exercise any options during the last fiscal year and did not hold any unexercised options as of December 31, 2003.

Compensation Committee Interlocks and Insider Participation

The compensation arrangements for our chief executive officer and each of our other executive officers are established pursuant to the terms of the respective employment agreements between the company and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of our largest stockholder and each executive officer in connection with our acquisition from Verizon. While Mr. Evans is on our compensation committee, he does not participate in setting his own compensation.

Employment Agreements

In his senior management agreement, Mr. Evans agrees to serve as our chief executive officer until he resigns or until we terminate his employment. While employed by us, Mr. Evans receives an annual base salary of $400,000, subject to increase by our board of directors. For each fiscal year of employment, Mr. Evans is eligible for an annual bonus of up to 50% of his annual base salary and will be entitled to any other benefits approved by our board of directors. During Mr. Evans’ employment, Evans Motor Sports LLC, an entity owned by Mr. Evans, is entitled to use an aircraft leased by us. Mr. Evans or Evans Motor Sports LLC pays that percentage of the monthly lease and other fixed costs for such aircraft based on Mr. Evans’ actual use of the aircraft on behalf of or in furtherance of business for Evans Motor Sports LLC, and reimburses us for all operating costs of the aircraft in connection with such use. Mr. Evans or Evans Motor Sports LLC is required to make such payments on a quarterly basis within the thirty (30) days immediately following the end of such quarter.

Mr. Evans’ employment will continue until (i) he resigns without good reason, disability or death, (ii) our board of directors decides to terminate his employment with cause, (iii) our board of directors decides to terminate his employment without cause, or (iv) he terminates his employment for good reason. If his employment is terminated by us without cause or by Mr. Evans for good reason, then we will be obligated to pay Mr. Evans one-twelfth of his annual base salary per month for a six-month period commencing on the date of termination. Mr. Evans may then elect to receive these same severance payments for up to three additional six-month periods. However, any severance payments made to Mr. Evans will be reduced by the amount of any cash compensation he earns or receives with respect to any other employment during the period in which he is receiving severance.

In his senior management agreement, Mr. Evans agrees to limitations on his ability to disclose any of our confidential information, and acknowledges that all inventions relating to his employment belong to us. Mr. Evans also agrees not to compete with us anywhere in the world or to solicit our employees for either the period during which he receives severance, if he is terminated without cause or if he resigns for good reason, or for two years after his termination, if he resigns without good reason or if we terminate his employment for cause.

Other members of our senior management team also entered into senior management agreements pursuant to which they agreed to be employed by us under terms generally no less favorable to us than Mr. Evans’ terms.

Management Equity Arrangements

We have a senior management agreement with G. Edward Evans pursuant to which he:

•	acquired a strip of 1,979.35 class B preferred units and 620,031.79 common units, which are referred to as “Co-Invest Units,” at a price of $1,000 per class B preferred unit and $.0333 per common unit, which are the same prices as other equity investors paid;

•	acquired 5,855,855.86 additional common units which were available only for issuance to management investors and which are referred to as “Carried Units,” at a price of $.0333 per Carried Unit, which is the same price other equity investors paid for common units; and

•	committed to acquire up to approximately $196,000 of additional equity securities of Syniverse Holdings, LLC under certain circumstances at the same price as other equity investors participating in any such purchase.

GTCR Fund VII, L.P. loaned Mr. Evans approximately $1,000,000 to fund a portion of the purchase price for his purchase of Co-Invest Units and Carried Units. This loan bears interest at a rate of 10.0% per annum and will be repaid upon completion of the offering.

Other members of our senior management team, including Messrs. Lawless, Kremian, Wilcock, O’Brien, Nelson, Garcia, Drexler, Mosher, Bergen Henegouwen and Corrao and Ms. Hermansen, also entered into senior management agreements pursuant to which they acquired an aggregate of 5,405,405.41 Carried Units at the same price as Mr. Evans. As a result of these purchases, 13% of our common equity is held by, or reserved for issuance to, our senior management team. In connection with this offering, Syniverse Holdings, LLC will dissolve, and Messrs. Evans, Lawless, Kremian, Wilcock, O’Brien, Nelson, Garcia, Drexler, Mosher, Bergen Henegouwen, Corrao and Ms. Hermansen will receive a distribution of an aggregate of 5,221,976 shares of our common stock in return for their common units. Their senior management agreements will be amended and restated to add us as a party and to provide substantially the same rights, restrictions and vesting schedule as will apply to the shares of our common stock that they will receive under the amended agreements as apply to the Syniverse Holdings, LLC units that they will surrender upon the dissolution of Syniverse Holdings, LLC. See “Certain Relationships and Related Party Transactions—Senior Management Agreements.”

Founders’ Stock Option Plan

We adopted the Syniverse Holdings, Inc. Founders’ Stock Option Plan (the “Founders’ Option Plan”) on May 16, 2002. Our non-employee directors, executives and other key employees are eligible for grants of stock options under the plan. The purpose of the stock option plan is to provide those persons who have a substantial responsibility for the management and growth of our company with additional incentives by allowing them to acquire an ownership interest in our company.

A total of 398,378 shares of our non-voting common stock, representing approximately 1.0% of our currently outstanding common stock on a fully-diluted basis, were reserved for issuance under the Founders’ Option Plan, subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split, merger or similar change in the outstanding shares of common stock. These shares may be, in whole or in part, authorized and unissued or held as treasury shares.

The compensation committee of our board of directors administers the Founders’ Option Plan. Grants will be awarded under the Founders’ Option Plan entirely at the discretion of the compensation committee. As a result, we are unable to determine at this time the recipients, amounts and values of future benefits to be received under the Founders’ Option Plan. As of September 30, 2004, there were options to purchase 248,572 shares of our non-voting common stock granted and outstanding under this plan and 149,806 shares remained available for future grants under the plan. None of our named executive officers have been granted options under the Founders’ Option Plan.

The Founders’ Option Plan will be amended and restated in connection with this offering to reflect the reclassification of the outstanding shares of our non-voting class B common stock into shares of our voting common stock and the effectiveness of a 1-for-2.51 reverse stock split of our common stock.

Eligibility

Non-employee directors, executives and key employees of our company who do not have an equity interest in Syniverse Holdings, LLC are eligible to receive grants under the Founders’ Option Plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees.

Stock Options

Under the Founders’ Option Plan, stock options granted are presumed to be nonqualified stock options and are not intended to be incentive stock options within the meaning of Section 422A of the Internal Revenue Code unless clearly indicated by the compensation committee in the underlying stock option agreement, in which case such stock options will be consistent with and contain all provisions required under Section 422 of the Internal Revenue Code.

The compensation committee will determine the exercise price of any stock option at its discretion subject to prohibition by applicable securities laws. The exercise price of any stock option may be paid in any of the following ways:

•	in cash;

•	in the case of persons other than executive officers, by delivery of a promissory note, in the discretion of the compensation committee;

•	by delivery of outstanding shares of common stock that have been owned by the grantee for a minimum of six months and one day with a fair market value on the date of exercise equal to the exercise price payable with respect to the stock options’ exercise;

•	through a “same day sale” commitment from a grantee and a broker-dealer that is a member of the National Association of Securities Dealers, Inc. (a “NASD Dealer”) reasonably acceptable to the compensation committee, in which the grantee irrevocably elects to exercise the stock option and sell a portion of the common stock so purchased to pay for the exercise price and in which the NASD Dealer irrevocably commits upon receipt of such common stock to forward the exercise price directly to the company;

•	through a “margin” commitment from a grantee and a NASD Dealer in which the grantee irrevocably elects to exercise the stock option and to pledge the common stock so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the exercise price, and in which the NASD Dealer irrevocably commits upon receipt of the common stock to forward the exercise price to the company; or

•	any combination of the foregoing.

The compensation committee will determine the term of each stock option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive stock option granted to a person who owns stock constituting more than 10% of the voting power of all classes of stock of the company, five years from the date of grant. In addition, all stock options awarded under the Founders’ Option Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a non-employee director, executive or employee of, or to otherwise perform services for us.

There are, however, exceptions for stock options vested and exercisable on the date of termination depending upon the circumstances of cessation. In the case of a grantee’s death or disability, such stock options will expire 180 days after the date of the grantee’s death or long-term disability. In the event of retirement approved by our board of directors, the grantee’s stock options will expire 90 days after the date of the grantee’s retirement. In addition, if a grantee is discharged other than for good cause, the grantee’s stock options will expire 90 days after the date of the grantee’s discharge.

Vesting, Withholding Taxes and Transferability of Stock Options

The terms and conditions of each award made under the Founders’ Option Plan, including vesting requirements, will be set forth, consistent with the plan, in a written agreement with the grantee.

The grantees under the Founders’ Option Plan are liable for any withholding taxes required to be withheld upon exercise of the grantee’s stock options. We are entitled under the Founders’ Option Plan to withhold from any grantee the amount of any withholding or other tax due from us with respect to any common stock issuable under the stock options, and we may defer the exercise of the stock options or the issuance of the common stock following exercise unless indemnified to its satisfaction.

No award made under the Founders’ Option Plan will be transferable other than by will or the laws of descent and distribution, and each award may be exercised only by the grantee or his or her legal guardian or legal representative.

Amendment, Suspension and Termination of Founders’ Option Plan

Our board of directors or the compensation committee may suspend or terminate the Founders’ Option Plan or any portion of the plan at any time and may amend it from time to time in such respects as the board of directors or the compensation committee may deem advisable, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with laws, agreements, or stock exchange listing requirements. Furthermore, any termination may not impair the rights of participants under outstanding stock options without the affected participant’s consent. No stock options will be granted under the Founders’ Option Plan after five years from the date the stock option plan is adopted or the date the stock option plan is approved by our stockholders, whichever is earlier.

Non-Employee Directors Stock Option Plan

Our board of directors adopted the Syniverse Holdings, Inc. Non-Employee Directors Stock Option Plan (the “Non-Employee Directors Plan”) on August 2, 2002. The purpose of the Non-Employee Directors Plan is to provide inducement to obtain and retain the services of qualified persons as members of the company’s board of directors and to align more closely the interests of such persons with the interests of our stockholders.

A total of 119,508 shares of our non-voting common stock, representing approximately 0.3% of our currently outstanding common stock on a fully-diluted basis, were reserved for issuance under the Non-Employee Directors Plan, subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split, combination or other reclassification in the outstanding shares of common stock. These shares may be, in whole or in part, authorized and unissued or held as treasury shares. As of September 30, 2004, options to purchase 59,754 shares were issued and outstanding under this plan and 59,754 shares remain available for future grants under the plan.

Our compensation committee administers the Non-Employee Directors Plan. Each eligible participant under the Non-Employee Directors Plan has been granted options to purchase 19,918 shares of common stock of the company, on the later to occur of (i) the election of such participant as a director of the company or (ii) the establishment of the Non-Employee Directors Plan.

We intend to amend and restate the Non-Employee Directors Plan in connection with this offering to reflect (i) the reclassification of the outstanding shares of our non-voting class B common stock into shares of our voting common stock, (ii) the effectiveness of a 1-for-2.51 reverse stock split of our common stock, (iii) the increase in the number of shares reserved for issuance under the Non-Employee Directors Plan for a total of 159,754 shares of our common stock reserved for issuance and (iv) the increase in the number of shares to be granted to new non-employee directors who do not otherwise have an equity interest in our company. In addition, the amended and restated plan will provide that concurrent with this offering, an additional option will be granted to each of our existing non-employee and non-equity investor directors, entitling the holder to purchase 10,000 shares of our common stock at the offering price. These options will vest in equal annual amounts over a period of five years.

Eligibility

Non-employee directors of our company who do not have an equity interest in Syniverse Holdings, LLC will be eligible to receive grants under the Non-Employee Directors Plan.

Stock Options

Stock options granted under the Non-Employee Directors Plan will be nonqualified stock options.

The exercise price per share of common stock will be 100% of the fair market value of a share of our common stock on the date of grant, taking into account for so long as our shares are not listed on the NYSE or other domestic stock exchange all relevant factors determinative of value as solely determined by the compensation committee and subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split, combination or other reclassification affecting the shares of our common stock.

Any option granted under the Non-Employee Directors Plan will be exercisable only during the grantee’s term as a director of the company, except that an option may be exercisable by a holder for a period of 180 days after such grantee fails to be re-elected as a director of the company, and an option may be exercisable for up to one year after the death of a grantee while a director of the company, except that such option will be exercisable only to the extent that the grantee was entitled to exercise on the date of such grantee’s death or failure to be re-elected and only to the extent that the option would not have expired had the grantee continued to be a director of our company.

In the event of a change in control of the company, other than as a result of an initial public offering, the options granted under the Non-Employee Directors Plan will immediately vest and become exercisable and such options will terminate if not exercised as of the date of the change in control or other prescribed period of time. Further, in the event of the liquidation or dissolution of the company, the options will terminate immediately prior to the liquidation or dissolution.

Subject to prohibition by applicable securities laws, the exercise price of any stock option may be paid in any of the following ways:

•	in cash;

•	by delivery of outstanding shares of common stock that have been owned by the grantee for a minimum of six months and one day with a fair market value on the date of exercise equal to the exercise price payable with respect to the stock option’s exercise;

•	if there is a public market for the common stock, through a “same day sale” commitment from a grantee and an NASD reasonably acceptable to the designated committee, in which the grantee irrevocably elects to exercise the stock option and sell a portion of the common stock so purchased to pay for the exercise price and in which the NASD Dealer irrevocably commits upon receipt of such common stock to forward the exercise price directly to the company;

•	if there is a public market for the common stock, through a “margin” commitment from a grantee and a NASD Dealer in which the grantee irrevocably elects to exercise the stock option and to pledge the common stock so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the exercise price, and in which the NASD Dealer irrevocably commits upon receipt of the common stock to forward the exercise price to the company; or

•	any combination of the foregoing, except that the designated committee may require that the exercise price be paid in cash.

The compensation committee will determine the term of each stock option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive stock option granted to a person owning more than 10% of the voting power of all classes of stock of the company, five years from the date of grant. The compensation committee will determine the date or the conditions on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares of common stock constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be imposed by the compensation committee. Unless otherwise provided under the Non-Employee Directors Plan or in the terms of the underlying stock option grant, a grantee may exercise an option only if such grantee has been a director of the company continuously since the date the option was granted.

Withholding Taxes and Transferability of Stock Options

We are entitled under the Non-Employee Directors Plan to withhold from any grantee the amount of any withholding or other tax due from us with respect to any shares of common stock issuable under the stock options, and we may defer the exercise of the stock options or the issuance of the common stock following exercise unless indemnified to our satisfaction.

No award made under the Non-Employee Directors Plan will be transferable other than by will or the laws of descent and distribution, and each award may be exercised only by the grantee or such grantee’s legal guardian or legal representative. In the event of the death of the grantee, exercise of stock options granted under the Non-Employee Directors Plan will be made only (i) by the executor or administrator of the estate of the deceased grantee or persons to whom the deceased grantee’s rights under the stock option pass by will or by the laws of descent and distribution, and (ii) to the extent that the deceased grantee was entitled to so exercise at the date of his death, unless otherwise provided by the compensation committee in such grantee’s underlying option agreement. In connection with the transfer of an option, the grantee will remain liable for any withholding taxes required to be withheld upon exercise of the option by the transferee.

Amendment, Suspension and Termination of Non-Employee Directors Plan and Outstanding Options

Our board of directors or the compensation committee may suspend or terminate the Non-Employee Directors Plan or any portion of the plan at any time and may amend it from time to time in such respects as the board of directors or the compensation committee may deem advisable, except that no amendment will become effective without the prior approval of our stockholders if such approval is necessary for continued compliance with laws, agreements or stock exchange listing requirements. Furthermore, any termination may not impair the rights of participants under outstanding stock options without the affected grantee’s consent. No stock options will be granted under the Non-Employee Directors Plan after five years from the date the stock option plan is adopted or the date the stock option plan is approved by our stockholders, whichever is earlier.

The compensation committee may amend or modify any option granted under the Non-Employee Directors Plan in any manner to the extent that the committee would have had authority initially to grant such option except that no such amendment or modification will impair the rights of any grantee without the consent of such adversely affected grantee. With the grantee’s consent, the compensation committee may cancel any option and issue a new option to such grantee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Repurchase of Preferred Stock

Based on December 31, 2004 balances, we intend to use approximately $252.4 million of the net proceeds from this offering to repurchase approximately 180,830 shares of our outstanding class A cumulative redeemable convertible preferred stock held by Syniverse Holdings, LLC, which holds 100% of our outstanding class A cumulative redeemable convertible preferred stock. The per share purchase price for each share of class A cumulative redeemable convertible preferred stock to be repurchased by us will be equal to the liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the repurchase date. All of the shares of the class A cumulative redeemable convertible preferred stock being repurchased by us was initially sold to the holders thereof at a price of $1,000 per share.

All of our outstanding shares of class A cumulative redeemable convertible preferred stock not repurchased will be converted into shares of common stock within 40 days after the completion of this offering. Each share of class A cumulative redeemable convertible preferred stock not repurchased will be converted into that number of shares of our new common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the closing date of this offering by the initial public offering price of our common stock in this offering.

Following the repurchase of our outstanding class A cumulative redeemable convertible preferred stock described above and pursuant to the terms of the Dissolution Agreement and LLC Agreement described below, approximately $252.2 million of the net proceeds from this offering will ultimately be distributed by Syniverse Holdings, LLC to certain of our directors, executive officers and securityholders who beneficially own more than five percent of any class of our voting securities:

Name	Distribution Amount
(in millions)
GTCR Fund VII, L.P.	$143.6
GTCR Fund VII/A, L.P.	71.8
GTCR Co-Invest, L.P.	2.0
GTCR Capital Partners, L.P.	3.6
Snowlake Investment Pte Ltd	29.3
G. Edward Evans	2.0

Limited Liability Company Agreement

The limited liability company agreement of Syniverse Holdings, LLC authorizes Syniverse Holdings, LLC to issue class B preferred units and common units. Syniverse Holdings, LLC also has the authority to create and issue class A preferred units, with the terms and provisions more fully described in the senior management agreements described below, in connection with certain repurchases by Syniverse Holdings, LLC of class B preferred units and common units held by former executives in the event they cease to be employed by Syniverse Holdings, LLC, the company or our respective subsidiaries.

In connection with this offering, Syniverse Holdings, LLC will dissolve and its assets will be distributed to its members in accordance with the limited liability company agreement and the dissolution agreement described below. Pursuant to the limited liability company agreement, distributions of property of Syniverse Holdings, LLC shall be made in the following order:

•	first, holders of class A preferred units, if any, will receive a preferred yield on their invested capital of 10% per annum, compounded quarterly;

•	second, holders of class A preferred units, if any, will receive a return of their invested capital;

•	third, holders of class B preferred units will receive a preferred yield on their invested capital of 10% per annum, compounded quarterly;

•	fourth, holders of class B preferred units will receive a return of their invested capital; and

•	thereafter, holders of the common units will receive all remaining distributions.

A Board of Managers generally has the exclusive authority to manage and control the business and affairs of Syniverse Holdings, LLC. The composition of the Board of Managers is determined in accordance with the provisions of the securityholders agreement described below.

Dissolution Agreement

We will enter into an amendment to the limited liability company agreement and a dissolution agreement with Syniverse Holdings, LLC and certain of its members relating to the:

•	redemption of a portion of our class A cumulative redeemable convertible preferred stock;

•	conversion of our remaining class A cumulative redeemable convertible preferred stock plus accrued and unpaid dividends into shares of our common stock upon the closing of this offering at the offering price;

•	distribution of Syniverse Holdings, LLC’s shares of our common stock to its members; and

•	termination or amendment of certain of the agreements described below.

Pursuant to the distribution priority provided for in the limited liability company agreement and the amendment to the limited liability company agreement and dissolution agreement, as of September 30, 2004, the equity allocation between the funds affiliated with GTCR on the one hand and the executive officers on the other hand will be 76.5% and 13.1%.

Securityholders Agreement

Pursuant to the securityholders agreement entered into in connection with our acquisition from Verizon, units of Syniverse Holdings, LLC (or common stock following a change in corporate form) beneficially owned by the securityholders of Syniverse Holdings, LLC and its subsidiaries are subject to certain restrictions on transfer, other than certain exempt transfers as defined in the securityholders agreement, as well as the other provisions described below. When reference is made to “units” of Syniverse Holdings, LLC in the discussion that follows, such reference shall be deemed to include common stock of Syniverse Holdings, LLC following a change in corporate form, whether in preparation for an initial public offering or otherwise.

The securityholders agreement provides that GTCR Capital Partners, L.P., GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P., which we refer to as the “GTCR investors,” and our executives or other executive officers of our subsidiaries who acquire securities of Syniverse Holdings, LLC, which we refer to as the “management investors,” and all other parties to the agreement, which we refer to as the “other investors,” will vote all of their units to elect and continue in office, boards of managers or boards of directors of Syniverse Holdings, LLC and each of its subsidiaries, consisting of up to nine members composed of:

•	three persons designated by GTCR Fund VII;

•	our chief executive officer;

•	one other employee of ours or our subsidiaries designated by the chief executive officer; and

•	up to four representatives designated jointly by GTCR Fund VII and the chief executive officer, or, if GTCR Fund VII and the chief executive officer are unable to agree upon such representatives, designated by GTCR Fund VII.

The securityholders agreement also provides:

•	the management investors and the other investors with customary tag-along rights with respect to transfers of Syniverse Holdings, LLC units beneficially owned by the GTCR investors;

•	preemptive rights to management investors and other investors in connection with certain authorizations of sales to the GTCR investors of common units or securities convertible into common units;

•	in connection with certain sales of interests in Syniverse Holdings, LLC by investors other than the GTCR investors, rights of first refusal with respect to such sales, first to Syniverse Holdings, LLC, then to the remaining investors; and

•	the GTCR investors with drag-along rights with respect to Syniverse Holdings, LLC units owned by the management investors and the other investors.

In connection with this offering, the securityholders agreement will be terminated.

Registration Agreement

Under the registration agreement entered into in connection with our acquisition from Verizon, the holders of a majority of the GTCR investors’ registrable Syniverse Holdings, LLC securities have the right at any time, subject to certain conditions, to require Syniverse Holdings, LLC, any corporate successor thereto or any subsidiary thereof, to register any or all of their securities under the Securities Act on Form S-1, which we refer to as a “long-form registration” at Syniverse Holdings, LLC’s expense or on Form S-2 or Form S-3, which we refer to as a “short-form registration” at Syniverse Holdings, LLC’s expense. Syniverse Holdings, LLC is not required, however, to effect any such long-form registration within 90 days after the effective date of a previous long-form registration. In addition, all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at Syniverse Holdings, LLC’s expense whenever Syniverse Holdings, LLC proposes to register any offering of its equity securities, other than pursuant to an initial public offering of Syniverse Holdings, LLC’s equity securities or a registration on Form S-4 or Form S-8.

Stock Purchase Agreement

We are parties to a stock purchase agreement with Syniverse Holdings, LLC. In connection with the offering and the dissolution of Syniverse Holdings, LLC, we will amend the stock purchase agreement to provide that the rights of Syniverse Holdings, LLC under the stock purchase agreement will survive to the benefit of funds affiliated with GTCR.

The stock purchase agreement currently provides that we must obtain the prior written consent of GTCR Fund VII, L.P. before taking various actions, including:

•	subject to certain exceptions, issuing any equity securities or debt securities with equity features,
•	acquiring businesses, merging or consolidating with another entity;

•	selling, leasing or disposing of more than 5% of our consolidated assets (other than sales of inventory in the ordinary course of business);

•	liquidating, dissolving or effecting a recapitalization or reorganization;

•	entering into any transaction with any of our officers, directors, employees (or any of their relatives), affiliates or any entity in which any of the foregoing persons owns a beneficial interest; or

•	amending our certificate of incorporation, bylaws or other agreements.

Prior to the completion of this offering, the stock purchase agreement will be amended to terminate the requirement that we obtain the consent of GTCR Fund VII, L.P. before taking the various actions discussed immediately above. Pursuant to the amended stock purchase agreement, the GTCR-affiliated funds will be permitted to designate a representative to our compensation and nominating and corporate governance committees so long as the funds affiliated with GTCR own at least 37.5% of the common stock that they will own immediately following this offering and there is no prohibition against a GTCR designee serving on such committees under applicable law or under the rules of the New York Stock Exchange. The amended stock purchase agreement will also require us to obtain the consent of the GTCR-affiliated funds before issuing stock-based compensation to any of the executive officers with senior management agreements described below. The funds’ rights under this provision will terminate when they cease to own at least 50% of the common stock they will own immediately following this offering.

The amended stock purchase agreement will also obligate us to deliver to the GTCR-affiliated funds financial statements, reports by accountants and an annual budget according to a specified schedule. The GTCR-affiliated funds may also inspect our properties, financial and corporate records as well as question our directors, officers, key employees and independent accountants regarding our finances and affairs. In each, case the GTCR-affiliated funds may suspend or terminate such obligations at their election from time to time by written notice.

Senior Management Agreements

Provisions Regarding Units and Stock

Mr. Evans

We have entered into a senior management agreement with G. Edward Evans pursuant to which he:

•	acquired a strip of 1,979.35 class B preferred units and 620,031.79 common units, which are referred to as “Co-Invest Units,” at a price of $1,000 per class B preferred unit and $.0333 per common unit;

•	acquired 5,855,855.86 additional common units which were available only for issuance to management investors and which are referred to as “Carried Units,” at a price of $.0333 per Carried Unit; and

•	committed to acquire up to approximately $196,000 of additional equity securities of Syniverse Holdings, LLC under certain circumstances.

Co-Invest Units were fully vested when purchased but Carried Units are subject to vesting and will vest quarterly over a period of five years, subject to acceleration in the event of an initial public offering of the equity of Syniverse Holdings, LLC, or any corporate successor thereto or a sale of Syniverse Holdings, LLC. In connection with this offering, Syniverse Holdings, LLC will dissolve and Mr. Evans will receive a distribution of 2,846,233 shares of our common stock in return for his common units. His senior management agreement will be amended and restated to add us as a party and to provide substantially the same rights, restrictions and vesting schedule as will apply to the shares of our common stock that Mr. Evans will receive under the amended agreement as apply to the Syniverse Holdings, LLC units that Mr. Evans will surrender upon the dissolution of Syniverse Holdings, LLC.

Under the terms of the amended agreement, we may be required to purchase a portion of Mr. Evans’ unvested common stock in the event of his termination of employment due to death or disability. In addition, we will have the right to purchase all or a portion of Mr. Evans’ unvested common stock if his employment is terminated. In addition, if any repurchase would result in a violation of law applicable to us or our subsidiaries or a default under our financing arrangements, Syniverse Holdings, LLC may defer such purchase until it is permitted, with the deferred purchase price accruing interest at the rate of 10% per annum, compounded quarterly.

The purchase price for securities purchased pursuant to the put option described above will be the original cost in the case of unvested common stock and the fair market value of such common stock in the case of vested common stock and common stock issued to Mr. Evans pursuant to the dissolution agreement described above in connection with his Co-Invest Units. The purchase price for securities purchased pursuant to the call option will be the lower of original cost and fair market value.

GTCR Fund VII, L.P. loaned Mr. Evans approximately $1,000,000 to fund a portion of the purchase price for his purchase of Co-Invest Units and Carried Units. This loan bears interest at a rate of 10% per annum and will be repaid upon completion of the offering.

The senior management agreement also prohibits Mr. Evans from transferring any of his Co-Invest Units or Carried Units, subject to certain exceptions. This transfer restriction terminates with respect to particular securities upon such securities being transferred in a public sale and terminates with respect to all securities upon the sale of Syniverse Holdings, LLC.

Others

Other members of our senior management team, including Messrs. Lawless, Kremian, Wilcock, O’Brien, Nelson, Garcia, Drexler, Mosher, Bergen Henegouwen, Corrao and Ms. Hermansen, also entered into senior management agreements pursuant to which they acquired an aggregate of 5,405,405.41 Carried Units at the same price and under terms generally no less favorable to the company than Mr. Evans’ terms. In connection with this offering, Syniverse Holdings, LLC will dissolve, and Messrs. Lawless, Kremian, Wilcock, O’Brien, Nelson, Garcia, Drexler, Mosher, Bergen Henegouwen, Corrao and Ms. Hermansen will receive a distribution of an aggregate of 2,375,743 shares of our common stock in return for their common units. Their senior management agreements will be amended and restated to add us as a party and to provide substantially the same rights, restrictions and vesting schedule as will apply to the shares of our common stock that they will receive under the amended agreements as apply to the Syniverse Holdings, LLC units that they will surrender upon the dissolution of Syniverse Holdings, LLC.

Employment Provisions

Mr. Evans

Our senior management agreement with Mr. Evans also contains provisions relating to employment. See “Management—Employment Agreements.”

Others

Other members of our senior management team, including Messrs. Lawless, Kremian, Wilcock, O’Brien, Nelson, Garcia, Drexler, Mosher, Bergen Henegouwen, Corrao and Ms. Hermansen, also entered into senior management agreements pursuant to which they agreed to be employed by us under terms generally no less favorable to us than Mr. Evans’ terms.

Purchase Agreements

At the time of our acquisition from Verizon, the GTCR investors and certain co-investors acquired a strip of class B preferred units and common units for an aggregate purchase price of $252,367,500 and $2,632,500, respectively, and committed to purchase up to an additional $25,000,000 of equity securities of Syniverse Holdings, LLC. The investment of the additional $25,000,000 is conditioned upon the GTCR investors and the board of managers of Syniverse Holdings, LLC approving the terms of the investment and the proposed use of the proceeds from the investment, as well as the satisfaction of certain other conditions. Each of the foregoing purchase agreements will be terminated pursuant to the dissolution agreement in connection with this offering.

Professional Services Agreement

Pursuant to the professional services agreement entered into in connection with our acquisition from Verizon, we agreed to pay GTCR an annual management fee of $0.5 million for its ongoing services as our financial and management consultant as well as a placement fee for any equity or debt financing of Syniverse Holdings, LLC or the company equal to 1.0% of the gross amount of such financing. We incurred $0.4 million, $0.5 million and $0.4 million of management fees in the period from February 14, 2002 to December 31, 2002, in the year ended December 31, 2003, and the nine months ended September 30, 2004, respectively. In conjunction with our acquisition of IOS North America, which was financed in part by increased borrowings under our existing senior credit facility, we paid to GTCR a placement fee of $0.4 million. In connection with this offering, the professional services agreement will be terminated.

Equity Sponsor’s Investment in TNS, Inc.

Certain investment funds affiliated with GTCR are collectively the controlling equityholder of TNS, Inc. We have done business with TNS in the past, and expect to continue to do business with TNS in the future. Collin Roche, who serves as one of our directors, also serves on the board of directors of TNS. For the period from February 14, 2002 to December 31, 2002, the year ended December 31, 2003, and the nine months ended September 30, 2004, we recognized revenues from this business of approximately $1.6 million, $2.3 million and $1.2 million, respectively. For the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003 and the nine months ended September 30, 2004, we recognized expenses of approximately $0.7 million, $0.5 million, and $0.1 million respectively.

Merger with Brience, Inc.

Effective July 23, 2003, pursuant to an agreement and plan of merger dated as of July 15, 2003, among Syniverse Networks, Inc., Syniverse Brience, LLC (“Syniverse Brience”), Brience, Inc. (“Brience”) and certain holders (the “seller parties”) of series C preferred stock, par value $.01 per share, of Brience, Brience was merged with and into Syniverse Brience with Syniverse Brience continuing as the surviving entity and a wholly owned subsidiary of Syniverse Networks, Inc. Historically, Brience developed and sold information access and integration software products to large enterprises. At the time of the merger, however, Brience’s business was limited to selling and servicing its Mobile Processing Server product, an integrated software design and development environment for building mobile solutions that provides a compelling user experience across multiple device form factors ranging from cell phones to PDAs.

As a result of the merger, each share of series C preferred stock of Brience outstanding as of the effective time of the merger was converted into a right to receive a pro rata share of 1.67 shares of class B common stock, par value $.01 per share, of Syniverse Networks, Inc. under the terms and subject to the conditions set forth in the merger agreement. All other outstanding classes of stock of Brience were canceled and retired with no right to payment under the terms of the merger agreement. Concurrent with the merger, the seller parties other than GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. entered into an exchange agreement, dated as of July 23, 2003, with Syniverse Holdings, LLC pursuant to which such seller parties (the “exchange parties”) exchanged all of the merger consideration received by the exchanging parties in the merger in exchange for a pro rata portion of 19,775.01 common units of Syniverse Holdings, LLC. Also concurrent with the merger, GTCR Fund VII, L.P. and GTCR Co-Invest L.P. (the “investors”) entered into a contribution agreement, dated as of July 23, 2003, with Syniverse Holdings, LLC pursuant to which the investors agreed to contribute to Syniverse Holdings, LLC all of the merger consideration received by the investors in the merger in exchange for a pro rata portion of 80,224.99 common units of Syniverse Holdings, LLC.

The consideration paid to holders of series C preferred stock was determined through arms-length negotiations between (i) the board of managers and officers of Syniverse Holdings, LLC and the boards of directors and officers of Syniverse Networks, Inc. and us and (ii) the board of directors and officers of Brience, which included representatives of the exchanging parties. Messrs. Donnini and Roche recused themselves from all discussions by the board of managers of Syniverse Holdings, LLC and the boards of directors of Syniverse Networks, Inc. and us with respect to the merger. The merger agreement was approved and adopted by the stockholders of Brience pursuant to written consents, which included a majority of the minority owners of Brience.

PRINCIPAL AND SELLING STOCKHOLDERS

Prior to this offering, all of our outstanding equity securities were held by Syniverse Holdings, LLC, which is being dissolved in connection with this offering. The following table sets forth, as of December 31, 2004, and after giving effect to the dissolution of Syniverse Holdings, LLC, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2004 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares beneficially owned by the stockholder.

Percentage of beneficial ownership is based on 43,801,793 shares of common stock outstanding as of December 31, 2004 (assuming the redemption of approximately 180,830 shares of our preferred stock and the conversion of the remaining shares of our preferred stock plus accrued and unpaid dividends into 3,964,145 shares of common stock as of December 31, 2004, the dissolution of Syniverse Holdings, LLC, and assuming an initial public offering price of $21.00, the mid-point of the range on the front cover of this prospectus) and 61,421,793 shares of common stock to be outstanding after the offering, assuming no exercise of the underwriters’ option.

Name	Shares Beneficially Owned Prior to this Offering (1)	Percentage of Shares Beneficially Owned Prior to this Offering (1)	Shares Beneficially Owned After this Offering (1)	Percentage of Shares Beneficially Owned After this Offering (1)
Principal Stockholders:
GTCR Fund VII, L.P. (2)(3)	33,928,682	77.5%	33,928,682	55.2%
GTCR Fund VII/A, L.P. (2)(3)	33,928,682	77.5%	33,928,682	55.2%
GTCR Co-Invest, L.P. (2)(3)	33,928,682	77.5%	33,928,682	55.2%
GTCR Capital Partners, L.P. (2)(3)	33,928,682	77.5%	33,928,682	55.2%
Snowlake Investment Pte Ltd (4)	4,487,831	10.2%	4,487,831	7.3%

Directors and Executive Officers:
G. Edward Evans	2,877,447	6.6%	2,877,447	4.7%
David A. Donnini (2)(3)	33,928,682	77.5%	33,928,682	55.2%
Collin E. Roche (2)(3)	33,928,682	77.5%	33,928,682	55.2%
John C. Hofmann (2)(3)	33,928,682	77.5%	33,928,682	55.2%
Raymond L. Lawless	395,976	0.9%	395,976	*
Paul A. Wilcock	257,385	*	257,385	*
Linda Hermansen	178,189	*	178,189	*
Eugene Bergen Henegouwen	118,793	*	118,793	*
Odie C. Donald	9,959	*	9,959	*
Tony G. Holcombe	6,972	*	6,972	*
Robert J. Marino	3,984	*	3,984	*
All directors and executive officers as a group (18 persons)	39,202,902	89.5%	39,202,902	63.8%

*	Less than 1%
(1)	Assumes no exercise of the underwriters’ option. We and the selling stockholders have granted the underwriters an option to purchase up to an aggregate of 2,643,000 additional shares.
(2)	The address of each of GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and Messrs. Donnini, Roche and Hofmann is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.
(3)	Includes 22,057,068 shares of common stock held by GTCR Fund VII, L.P., 11,011,063 shares of common stock held by GTCR Fund VII/A, L.P., 302,741 shares of common stock held by GTCR Co-Invest, L.P. and 557,811 shares of common stock held by GTCR Capital Partners, L.P. The foregoing amounts include 2,255,114 shares of common stock to be issued to GTCR Fund VII, L.P., 1,127,556 shares of common stock to be issued to GTCR Fund VII/A, L.P., 30,969 shares of common stock to be issued to GTCR Co-Invest, L.P. and 57,121 shares of common stock to be issued to GTCR Capital Partners, L.P. upon conversion of our preferred stock (referred to in these notes as the conversion). The actual number of shares of common stock to be issued as a result of this conversion is subject to change based on the actual initial offering price. Messrs. Donnini and Roche are principals and Mr. Hofmann is a vice president of GTCR Golder Rauner, L.L.C., which is the general partner of the general partner of GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. and which is the general partner of GTCR Co-Invest, L.P. Messrs. Donnini, Roche and Hofmann each disclaim the beneficial ownership of these shares.
(4)	The address of Snowlake Investment Pte Ltd is c/o GIC Special Investment Pte Ltd, 255 Shoreline Drive, Suite 600, Redwood City, California 94065. The Government of Singapore Investment Corporation Pte Ltd has voting and investment control over these shares.

Option

The following table sets forth certain information regarding the equity ownership of the company assuming the underwriters’ option is exercised in full. The percentage of beneficial ownership is based on 41,845,187 shares of common stock outstanding as of December 31, 2004 (assuming the repurchase of approximately 182,269 shares of our preferred stock and the conversion of our remaining preferred stock and accrued and unpaid dividends into 2,007,681 shares of our common stock as of December 31, 2004, the dissolution of Syniverse Holdings, LLC, and assuming an initial public offering price of $21.00, the mid-point of the range on the cover of this prospectus) and 61,421,793 shares of common stock to be outstanding after the offering. Please see “Certain Relationships and Related Party Transactions” for a description of the material relationships between us and the selling stockholders.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned Prior to this Offering	Shares Being Offered	Shares Beneficially Owned After this Offering(1)	Percentage of Shares Beneficially Owned After this Offering(1)
Principal Stockholders
GTCR Fund VII, L.P.(2)	32,229,395	77.0%	—	32,229,395	52.5%
GTCR Fund VII/A, L.P.(2)	32,229,395	77.0%	—	32,229,395	52.5%
GTCR Co-Invest, L.P.(2)	32,229,395	77.0%	—	32,229,395	52.5%
GTCR Capital Partners, L.P.(2)	32,229,395	77.0%	—	32,229,395	52.5%
Snowlake Investment Pte Ltd(2)	4,263,062	10.2%	—	4,263,062	6.9%

Directors and Executive Officers
G. Edward Evans(2)	2,846,233	6.8%	370,056	2,476,177	4.0%
Raymond L. Lawless	395,957	0.9%	58,981	336,976	*
Paul A. Wilcock	257,372	*	38,488	218,885	*
Linda Hermansen	178,181	*	26,491	151,689	*
Eugene Bergen Henegouwen	118,787	*	17,494	101,293	*
F. Terry Kremian	395,957	*	49,981	345,976	*
Michael J. O’Brien	257,372	*	21,488	235,885	*
Wayne G. Nelson	178,181	*	26,491	151,689	*
Robert F. Garcia, Jr.	178,181	*	26,491	151,689	*
Gilbert L. Mosher	178,181	*	12,991	165,189	*
Charles A. Drexler	118,787	*	14,994	103,793	*
Paul Corrao	118,787	*	17,494	101,293	*

Other Stockholders
Arnis Kins	32,996	*	1,651	31,345	*
John Kins	32,996	*	1,651	31,345	*
Christian Schiller	32,996	*	1,651	31,345	*
Project Networks Partners LLC(2)	23,072	*	—	23,072	*

*	Less than 1%
(1)	Assumes the underwriters’ option is exercised in full.
(2)	We intend to use a portion of the net proceeds received in this offering to redeem approximately 180,830 shares of our class A cumulative redeemable preferred stock, most of which is held by funds controlled by GTCR, some of which is held indirectly by Snowlake Investment Pte Ltd and current and former employees of Lehman Brothers Inc. and the remainder of which is held by G. Edward Evans.

We have agreed to pay all of the expenses of the selling stockholders in the offering other than underwriting discounts and commissions. In the event the underwriters’ option is not exercised in full, the number of shares to be sold by the selling stockholders named above will be reduced proportionally.

DESCRIPTION OF CAPITAL STOCK

Upon closing of this offering, our authorized capital stock will consist of 100,300,000 shares of common stock, $0.001 par value per share, 300,000 shares of unclassified preferred stock, $0.001 par value per share and 300,000 shares of class A cumulative redeemable convertible preferred stock, $0.01 par value per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

As of September 30, 2004, there were 39,837,648 shares of common stock outstanding held by stockholders and options outstanding to purchase 308,326 shares of common stock under our stock option plans.

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive, equally, on a per share basis, dividends and other distributions is cash, securities or other property out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our first annual meeting of stockholders following the offering will be held in 2006.

No preemptive or similar rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

As of September 30, 2004, there were 240,479.7 shares of our class A cumulative redeemable convertible preferred stock outstanding. We will use a portion of the net proceeds of this offering to repurchase a portion of our outstanding shares of class A cumulative redeemable convertible preferred stock. If the underwriters exercise their option, we will use all or a portion of the net proceeds from our sale of the option shares to redeem additional shares of class A cumulative redeemable convertible preferred stock. See “Use of Proceeds.” Each share of class A cumulative redeemable convertible preferred stock that is not repurchased will be converted into that number of shares of common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the closing date of this offering by the initial public offering price of our common stock in this offering. The conversion will take place within 40 days after the completion of this offering.

Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue up to 300,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

In connection with this offering and the dissolution of Syniverse Holdings, LLC, we will enter into an amended and restated registration agreement with the members of Syniverse Holdings, LLC. The amended and restated registration agreement will grant the holders of a majority of the shares of our common stock that are registrable under the registration agreement, whom we refer to as the majority stockholders, the right, at any time, to demand that we file a registration statement with the Securities and Exchange Commission to register all or part of their shares of common stock. Subject to certain limitations, we will be obligated to effect an unlimited number of long-form and short-form registrations upon the majority stockholders’ demand, for which we will be required to pay the registration expenses.

In addition, if we propose to register securities for our own account, the stockholders who are parties to the registration agreement may be entitled to include their shares in that registration. All of these registration rights are subject to conditions and limitations, which include our right or the right of the underwriters of an offering to limit the number of shares included in a registration under some circumstances.

Antitakeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and bylaws which will become effective upon the closing of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation will provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Corporate Opportunities

Our amended and restated certificate of incorporation will renounce any interest or expectancy of us in business opportunities that are offered to officers, directors or stockholders who are not employees of us or one of our subsidiaries to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

New York Stock Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SVR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

Upon completion of this offering, we will have 61,421,793 shares of common stock outstanding, assuming no exercise of the underwriters’ option and based on shares outstanding as of December 31, 2004. Of these shares of common stock, the 17,620,000 shares of common stock being sold in this offering, plus any shares issued by us upon exercise of the underwriters’ option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

•	17,620,000 shares will be available for immediate sale on the date of this prospectus; and

•	43,801,793 shares will be available for sale upon the expiration of the lock-up agreements, pursuant to Rules 144, 144(k) and 701.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately 614,217 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 398,378 shares of common stock reserved for issuance under our Founders’ Option Plan and 119,508 shares of common stock reserved for issuance under our Non-Employee Directors Plan. This registration statement is expected to be filed within six months following the date of this prospectus and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

Notwithstanding the foregoing, all of our directors and executive officers and the selling stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a period of time pursuant to agreements with representatives of the underwriters. See “Underwriting.”

Registration Rights

After the completion of this offering, the holders of approximately 43,801,793 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Agreement.”

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is a Non-U.S. Holder, as defined below. This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income and estate taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual who is (or deemed to be) present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a “capital asset” (generally, property held for investment) under the Internal Revenues Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus.

For purposes of this summary, a “Non-U.S. Holder” means a person that, for United States federal income tax purposes, is not any of the following (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty. A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and that such holder is entitled to such treaty benefits. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Disposition of Common Stock

Any gain realized on the disposition of our common stock by a Non-U.S. Holder will generally not be subject to United States federal income tax.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends paid to a Non-United States Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder unless the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person or such holder otherwise establishes an exemption. Generally, we must report annually to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply even if no tax was required to be withheld. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING

Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Friedman, Billings, Ramsey & Co., Inc. and Raymond James & Associates, Inc. are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

Underwriters	Number of shares
Lehman Brothers Inc.
Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
Friedman, Billings, Ramsey & Co., Inc.
Raymond James & Associates, Inc.

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true,

•	there is no material change in the financial markets, and

•	we deliver customary closing documents to the underwriters.

Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,643,000 shares from us and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,643,000 additional shares. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us.

	No exercise	Full exercise
Paid by us	$	$
Paid by the selling stockholders	$	$

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After this offering, the underwriters may change the offering price and other selling terms.

We estimate that the total expenses of the offering, including registration, filing fees, printing fees and legal and accounting fees, but excluding underwriting discounts, will be approximately $2.1 million. The expenses of this offering are payable by us.

Lock-Up Agreements

We, all of our directors and executive officers and the selling stockholders and certain of our other stockholders have agreed that, without the prior written consent of each of Lehman Brothers Inc. and Goldman, Sachs & Co., we and they will not, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SVR.” In order to meet one of the requirements for listing our common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option. In a naked short position, the number of shares involved is greater than the number of shares in their option. The underwriters may close out any short position by either exercising their option and/or purchasing shares in the open market;

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. If the underwriters sell more shares than could be covered by their option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the selling stockholders nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Selling Legends

Each underwriter has represented, warranted and agreed that: (i) except with respect to offers and sales made pursuant to the directed share program, it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) except with respect to offers and sales made pursuant to the directed share program, it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the company and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the representatives of the underwriters in this offering or their affiliates, and may also be made available on other Internet sites or through other online services maintained by other underwriters or selling group members participating in this offering or their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending on the particular underwriter or selling group member, prospective investors may also be allowed to place orders online. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives of the underwriters will make any such allocations for online distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 400,000 shares offered hereby for our directors, officers, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Participants in the directed share program will be required to enter into agreements of the type described under the caption “Lock-Up Agreements.” However, the duration of such agreements may be less than 180 days for certain participants who are not employees of the company.

Relationships

The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. Lehman Brothers Inc. is the Lead Arranger and Book Manager, and an affiliate of Lehman Brothers Inc. is the Administrative Agent, under our existing senior credit facility. Affiliates of certain of the underwriters may participate as lenders under our new senior credit facility. In addition, certain current and former employees of Lehman Brothers Inc. who indirectly own shares of our class A cumulative redeemable convertible preferred stock will receive a portion of the net proceeds of this offering upon our redemption of those shares, which proceeds will not exceed $250,000 in the aggregate. See “Use of Proceeds.”

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

LEGAL MATTERS

The validity of the common stock offered in connection with this offering will be passed upon for us by Kirkland & Ellis LLP Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in GTCR Co-Invest, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR Golder Rauner, L.L.C. and certain of its affiliates in connection with certain legal matters. Various legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedules of Syniverse Holdings, Inc. at December 31, 2002 and 2003 and September 30, 2004 and for the years ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, the year ended December 31, 2003 and the nine months ended September 30, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered certified public accountants, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of IOS North America, a division of Electronic Data Systems Corporation, as of and for the year ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

An independent valuation study was rendered to us by American Appraisal Associates, Inc., independent appraisers, to assist us in determining the fair values of the tangible and intangible assets acquired in connection with our acquisition from Verizon and of the customer base and capitalized software acquired in connection with our acquisition of the IOS North America division of EDS in reliance upon the authority of such firm as experts in rendering such valuation studies.

WHERE YOU CAN FIND OTHER INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s web site at http://www.sec.gov.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SYNIVERSE HOLDINGS, INC.

Unaudited Pro Forma Condensed Consolidated Financial Statements	F-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004	F-4

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003	F-5

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2004	F-6

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements	F-7

Interim Consolidated Financial Statements

Report of Independent Registered Certified Public Accountants	F-12

Consolidated Balance Sheets as of December 31, 2003 and September 30, 2004	F-13

Consolidated Statements of Operations for the nine months ended September 30, 2003 (unaudited) and the nine months ended September 30, 2004	F-14

Consolidated Statements of Changes in Stockholders’ Deficit for the nine months ended September 30, 2003 (unaudited) and the nine months ended September 30, 2004	F-15

Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 (unaudited) and the nine months ended September 30, 2004	F-16

Notes to Interim Consolidated Financial Statements	F-17

Annual Consolidated Financial Statements

Report of Independent Registered Certified Public Accountants	F-48

Consolidated Balance Sheets as of December 31, 2002 and 2003	F-49

Consolidated Statements of Operations for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003

F-50

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003

F-51

Consolidated Statements of Cash Flows for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003

F-52

Notes to Consolidated Financial Statements	F-53

Financial Statements of IOS North America

Independent Auditors’ Report	F-92

Statement of Revenues Less Direct and Allocated Expenses Before Income Taxes for the year ended December 31, 2003 and the nine months ended September 30, 2004 (unaudited)	F-93

Statements of Net Assets as of December 31, 2003 and September 30, 2004 (unaudited)	F-94

Statements of Cash Flows for the year ended December 31, 2003 and the nine months ended September 30, 2004 (unaudited)	F-95

Notes to Financial Statements	F-96

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

We derived the following unaudited pro forma consolidated statements of operations by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 have been prepared to illustrate the effects of the following, as if such transactions each occurred on January 1, 2003:

•	the acquisition of IOS North America (“IOS North America”);

•	this offering;

•	the new senior credit facility;

•	and the application of proceeds of this offering and the new senior credit facility including:

•	the repayment of the existing senior credit facility;

•	the tender for $85,750,000, or 35%, of our 12 3/4% senior subordinated notes;

•	the redemption of 185,000 shares of class A cumulative redeemable preferred stock at a price of $1,000 per share plus accrued and unpaid dividends;

•	the conversion of 55,480 shares of class A cumulative redeemable preferred stock, including $19,581,000 of accrued unpaid dividends into our common stock;

We refer to each of the foregoing, other than the acquisition of IOS North America, collectively as the “Transactions.”

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 gives effect to each of the transactions, except for the IOS North America acquisition, as if they occurred on September 30, 2004. Because the IOS North America acquisition occurred on September 30, 2004, our historical balance sheet as of September 30, 2004 includes the preliminary purchase accounting effects of this acquisition.

We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated statements of operations. In addition, the unaudited pro forma consolidated financial information is based upon currently available information, assumptions and estimates, which we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data.

In connection with the Transactions, we will record certain charges in our financial statements at the time of the Transactions. As these charges are non-recurring in nature, we have not recorded any pro forma effect in the pro forma consolidated statement of operations. However, the pro forma as adjusted consolidated balance sheet as of September 30, 2004 gives effect to such changes as if they were incurred on September 30, 2004. These non-recurring charges, which total approximately $25.1 million, include approximately $6.9 million of unamortized deferred financing costs related to the existing senior credit facility and the tendered portion of the senior subordinated notes, $6.3 million of unamortized debt discount related to the existing senior credit facility and the tendered portion of the senior subordinated notes, and $12.0 million related to the estimated 13.95% premium to tender for a portion of the 12 3/4% senior subordinated notes.

The unaudited pro forma financial data and accompanying notes are provided for informational purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Transactions been consummated on the dates indicated above, nor are they necessarily indicative of our future results of operations or financial position.

The following information is qualified by reference to and should be read in conjunction with “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto of Syniverse and IOS North America, included elsewhere in this prospectus.

ACQUISITION OF IOS NORTH AMERICA

IOS North America’s historical 2003 and nine month 2004 financial results include revenue and costs that differ from the business we acquired on September 30, 2004. During 2003, IOS North America’s largest customer renewed their contract at significantly lower pricing and established a direct connection with its largest roaming partner, which resulted in lower transaction volumes processed by IOS North America, and hence lower revenue. IOS North America also lost several other smaller customers in 2003 and 2004, which further decreased or will decrease the business’ transaction volumes and revenues.

Prior to our acquisition, IOS North America operated as a business unit of Electronic Data Systems, Inc. (“EDS”). Because EDS (the seller) did not account for its North American wireless clearinghouse business as a separate division or subsidiary, full financial statements for the acquired component business are not available. Therefore, since it is impracticable to provide full financial statements, Syniverse is providing statements of revenues less direct and allocated expenses before income taxes for the acquired business.

As part of EDS, the majority of IOS North America’s resources, including employees and facilities, were shared with other EDS business units. In addition, IOS North America relied on EDS for almost all of its vendor relationships and all corporate functions including tax, legal, accounting and human resources. The IOS North America financial statements include allocations of operating and overhead expenses from EDS to the IOS North America business unit. These allocated costs may not reflect the costs we will incur when IOS North America is operating as part of Syniverse.

Additionally, the statements of operations for IOS North America do not conform to our presentation of costs and expenses; however, we do not have sufficient detail available to make line item reclassifications.

Because the selected unaudited pro forma consolidated financial information is based upon IOS North America’s operating results during the period when IOS North America was not under the control, influence or management of Syniverse, the information presented may not be indicative of the results for the year ended December 31, 2003 or the nine months ended September 30, 2004 that would have actually occurred had the transaction been completed as of January 1, 2003, nor is it indicative of our future financial or operating results of the combined entity.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2004

(DOLLARS IN THOUSANDS)

	Syniverse Holdings, Inc. Historical	Transactions Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
ASSETS
Current assets:
Cash	$13,026	$—	A	$13,026
Accounts receivable, net of allowances	73,627	—		73,627
Deferred tax assets	439	—		439
Prepaid and other current assets	4,855	—		4,855

Total current assets	91,947	—		91,947

Property and equipment, net	37,077	—		37,077
Capitalized software, net	55,128	—		55,128
Deferred costs, net	12,292	(5,297)	B	6,995
Goodwill	361,440	—		361,440
Identifiable intangibles:
Customer contract, net	6,327	—		6,327
Customer base, net	212,830	—		212,830

Total assets	$777,041	$(5,297)		$771,744

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$6,933	$—		$6,933
Accrued payroll and related benefits	11,531	—		11,531
Accrued interest	5,239	(1,854)	C	3,385
Other accrued liabilities	22,924	—		22,924
Current portion of Term Note B, net of discount	1,490	(1,490)	D	—
Current portion of new senior credit facility	—	2,492	E	2,492

Total current liabilities	48,117	(852)		47,265

Long-term liabilities:
Deferred taxes	26,045	—		26,045
Senior Subordinated Notes, net of discount	241,622	(84,568)	D	157,054
Term Note B, net of discount	234,101	(234,101)	D	—
New senior credit facility	—	246,753	E	246,734
Other long-term liabilities	2,759	—		2,759

Total long-term liabilities	504,527	(71,916)		432,611

Commitments and contingencies

Class A cumulative redeemable convertible preferred stock, including accrued and unpaid dividends	327,429	(327,429)	F, G	—

Stockholders’ (deficit) equity:
New preferred stock	—	—		—
Common stock	40	21	H	61
Additional paid-in capital	45,206	420,015	G, H	465,240
Accumulated deficit	(148,559)	(25,136)	I	(173,695)
Accumulated other comprehensive income	281	—		281

Total stockholders’ (deficit) equity	(103,032)	394,900		291,868

Total liabilities and stockholders’ (deficit) equity	$777,041	$(5,297)		$771,744

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated balance sheet.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Syniverse Holdings, Inc. Historical	IOS North America Historical	Acquisition Pro Forma Adjustments		Pro Forma As Adjusted For Acquisition	Transactions Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
Revenues	$271,408	$30,191	$—		$301,599	$—		$301,599

Costs and expenses:
Cost of operations	109,744	12,405	—		122,149	—		122,149
Sales and marketing	18,631	—	—		18,631	—		18,631
General and administrative	39,881	2,051	—		41,932	(500	)M	41,432
Provision for uncollectible accounts	466	—	—		466	—		466
Depreciation and amortization	37,319	610	3,880	J	41,809	—		41,809
Restructuring	2,164	—	—		2,164	—		2,164
Impairment losses on intangible assets	53,712	—	—		53,712	—		53,712

	261,917	15,066	3,880		280,863	(500)		280,363

Operating income	9,491	15,125	(3,880)		20,736	500		21,236

Other income (expense), net:
Interest income	768	—	—		768	—		768
Interest expense	(58,128)	—	(2,329	)K	(60,457)	27,104	N	(33,353)

	(57,360)	—	(2,329)		(59,689)	27,104		(32,585)

Income (loss) from continuing operations before income taxes	(47,869)	15,125	(6,209)		(38,953)	27,604		(11,349)
Provision for income taxes	10,057	—	780	L	10,837	5,221	O	16,058

Net income (loss)	(57,926)	15,125	(6,989)		(49,790)	22,383		(27,407)
Preferred dividends	(30,230)	—	—		(30,230)	30,230	P	—

Net income (loss) attributable to common stockholders	$(88,156)	$15,125	$(6,989)		$(80,020)	$52,613		$(27,407)

Basic and diluted net loss per share	$(2.21)							$(0.45)

Basic and diluted weighted average shares outstanding	39,838							61,032	Q

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Syniverse Holdings, Inc. Historical	IOS North America Historical	Acquisition Pro Forma Adjustments		Pro Forma As Adjusted For Acquisition	Transactions Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
Revenues	$244,091	$19,035	$—		$263,126	$—		$263,126

Costs and expenses:
Cost of operations	104,983	8,593			113,576	—		113,576
Sales and marketing	15,059	—	—		15,059	—		15,059
General and administrative	27,918	1,429	—		29,347	(375	)M	28,972
Provision for (recovery of) uncollectible accounts	(30)	—	—		(30)	—		(30)
Depreciation and amortization	30,323	233	986	J	31,542	—		31,542
Restructuring	289	—	—		289	—		289
Impairment losses on intangible assets	8,982	—	—		8,982	—		8,982

	187,524	10,255	986		198,765	(375)		198,390

Operating income	56,567	8,780	(986)		64,361	375		64,736

Other income (expense), net:
Interest income	927	—	—		927	—		927
Interest expense	(40,165)	—	(1,752	)K	(41,917)	14,924	N	(26,993)
Other, net	(12)	—	—		(12)	—		(12)

	(39,250)	—	(1,752)		(41,002)	14,924		(26,078)

Income from continuing operations before income taxes	17,317	8,780	(2,738)		23,359	15,299		38,658
Provision for income taxes	6,508	—	4,198	L	10,706	(2,401	)O	8,305

Net income	10,809	8,780	(6,936)		12,653	17,700		30,353
Preferred dividends	(23,379)	—	—		(23,379)	23,379	P	—

Net income (loss) attributable to common stockholders	$(12,570)	$8,780	$(6,936)		$(10,726)	$41,079		$30,353

Basic and diluted net income (loss) per share	$(0.32)							$0.49

Basic and diluted weighted average shares outstanding	39,838							61,032	Q

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. IOS North America Acquisition

On September 30, 2004, we acquired certain assets (primarily customer contracts) and assumed certain liabilities of the wireless clearinghouse business of EDS (“IOS North America”). The following summarizes our sources of funds and the purchase price allocation included within our September 30, 2004 historical balance sheet.

The summary of the sources and uses of funds for the acquisition is as follows (dollars in thousands):

Sources of funds:
Credit facility	$44,500
Cash on hand	11,474
Remaining acquisition costs to be paid	179

$56,153

Uses of funds:
Net purchase price	$(53,662)
Acquisition costs paid at closing	(1,534)
Acquisition costs to be paid after closing	(179)

Total purchase price	(55,375)
Deferred financing costs paid at closing	(778)

Total funds disbursed	$(56,153)

The preliminary allocation of the purchase price is as follows (dollars in thousands):

	Amount	Estimated Life
Purchase price allocation:
Accrued receivables	$2,057
Property and equipment	235	1 - 3 years
Capitalized software	600	9 months
Goodwill	30,090	N/A
Identifiable intangibles:
Customer base	24,700	13 years *

Total assets	57,682
Accounts payable	(89)
Accrued relocation and termination benefits	(1,888)
Other accrued liabilities	(330)

Total purchase price	$55,375

*	Based on weighted average

2. The Offering and the New Senior Credit Facility

In connection with this offering, we anticipate entering into a new $290.0 million senior credit facility, consisting of a $240.0 million term loan and a $50.0 million revolving senior credit facility. Certain of the underwriters may participate as lenders under our new senior credit facility. We intend to use borrowings under the term loan, together with proceeds of the offering contemplated hereby, to repay all of our existing borrowings under our existing senior credit facility and to effect a tender offer for 35% of our 12 3/4% senior subordinated notes.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The final terms of the new senior credit facility are still being discussed with our principal lenders, but based on such discussions, we currently believe that the terms of the new senior credit facility will be as described herein. The actual terms of the new senior credit facility may ultimately be changed once the final terms are agreed upon with our lenders. Borrowings under the new senior credit facility will bear interest at a floating rate, which can be either a base rate, or at our option, a LIBOR rate, plus an applicable margin. The new senior credit facility will contain various financial covenants, which may include a maximum ratio of total indebtedness to EBITDA and a minimum ratio of EBITDA to interest expense. The new senior credit facility will also contain covenants restricting certain corporate actions, which may include asset dispositions, acquisitions, dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. The new senior credit facility may be collateralized by substantially all of our assets and will include customary events of default.

The following summarizes the Transactions (dollars in thousands, except per share data):

Sources of funds:
Gross Offering proceeds (17,620,000 shares at assumed price of $21.00 per share)	$370,020
Underwriter discounts and commissions and estimated offering costs	(25,026)

Net offering proceeds	344,994
Borrowings under new senior credit facility (term loan)	240,000
Borrowings under new senior credit facility (revolving facility)	9,226

Total sources of funds	$594,220

Uses of funds:
Repayment of existing senior credit facility	$240,675
Payment of financing costs for new senior credit facility	1,611
Tender for 35% of the 12 3/4% senior subordinated notes	85,750
Payment of premium on 35% of the 12 3/4% senior subordinated notes	11,962
Partial redemption of outstanding class A cumulative redeemable convertible preferred stock, including accrued dividends	252,368
Payment of accrued interest	1,854

Total uses of funds	$594,220

In addition, all remaining shares of our class A cumulative redeemable convertible preferred stock will be converted into that number of shares of our common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the closing date of the offering by the initial public offering price.

If the underwriters exercise their option, which would occur within 30 days of the offering, the proceeds will be used to redeem additional shares of our class A cumulative redeemable convertible preferred stock for $1,000 per share plus all accumulated and unpaid dividends.

3. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

Reflects the Transactions

A. Reflects net receipt and disbursement of the proceeds from the Transactions as described above.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

B. Reflects deferred financing costs incurred in connection with the new senior credit facility, less the write-off of the unamortized deferred financing costs related to the existing senior credit facility and tender of 35% of our 12 3/4% senior subordinated notes as follows (dollars in thousands):

Payment of financing costs related to the new senior credit facility	$1,611
Write-off of previously deferred financing costs on existing senior credit facility	(6,908)

$(5,297)

C. Reflects the payment of accrued interest related to the existing senior credit facility and 35% of the senior subordinated notes.

D. Reflects the extinguishment of our existing senior credit facility and the tender of 35% of our senior subordinated notes, at face value, as follows (dollars in thousands):

	Current	Long-term	Total
Existing senior credit facility
Extinguishment of existing senior credit facility	$(2,407)	$(238,268)	$(240,675)
Associated accretion of discount related to the existing senior credit facility	917	4,167	5,084

Adjustment to recorded balance as of September 30, 2004	$(1,490)	$(234,101)	$(235,591)

12 3/4% senior subordinated notes
Tender of 35% of the senior subordinated notes *	$—	$(85,750)	$(85,750)
Associated accretion of the discount related to 35% of the senior subordinated notes	—	1,182	1,182

Adjustment to recorded balance as of September 30, 2004	$—	$(84,568)	$(84,568)

*	Excludes estimated prepayment premium, which is not recorded as a liability.

E. Reflects the incurrence of indebtedness under the new senior credit facility. We assumed that $2.4 million or 1% of principal balance of the new senior credit facility will be due within one year.

Upon completion of the Transactions, we expect the borrowings under the new senior credit facility to be approximately $240.0 million. However, due to the differences between certain uses of cash at the expected completion date of the Transactions and the September 30, 2004 pro forma balance sheet date, we assumed that the borrowings under the new senior credit facility would be approximately $249.2 million.

F. Reflects the redemption of 185,000 shares of class A redeemable preferred stock at their liquidation value of $1,000 per share plus accrued and unpaid dividends of $67.4 million. The actual number of shares of class A redeemable preferred stock to be redeemed is subject to change based on the timing of the offering since dividends continue to accrue and whether the underwriters’ option is exercised.

G. Reflects the conversion of 55,480 shares of class A cumulative redeemable convertible preferred stock with a redemption value of $75.1 million (considering dividends accrued through September 30, 2004) into 3,574,325 shares of our common stock, at the assumed offering price of $21.00 per share. This represents $3,574 of par value and the balance representing additional paid in capital. The actual number of shares of common stock to be issued as a result of this conversion is subject to change based on the timing of the offering since dividends continue to accrue and the actual initial offering price.

H. Reflects assumed net proceeds of $345.0 million for 17,620,000 shares of common stock to be issued in connection with this offering. This represents $17,620 of par value and the balance representing additional paid in capital.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

I. Reflects the non-recurring charges as follows (dollars in thousands):

Expensing of prepayment premium on the senior subordinated notes	$11,962
Write-off of previously deferred financing costs on the existing senior credit facility and 35% of the senior subordinated notes	6,908
Accretion of discount on the existing senior credit facility and 35% of the senior subordinated notes	6,266

$25,136

4. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

Reflects the IOS North America acquisition

J. Reflects the $3.9 million and $1.0 million increase in depreciation and amortization expense based on the fair value of property and equipment and capitalized software acquired for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. The amount for the 2004 period is less due to certain intangibles having an estimated life of less than one year.

K. Reflects the increase in interest expense and amortization of deferred financing costs of $2.3 million and $1.8 million for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, resulting from the additional borrowings of $44.5 million to fund the acquisition as follows (dollars in thousands):

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Amortization of deferred financing costs	$(113)	$(90)
Interest expense	(2,216)	(1,662)

Total	$(2,329)	$(1,752)

The variable interest rate of 4.98% (LIBOR plus 3.00%), which was the interest rate at the time of the acquisition, was used for calculating the pro forma interest expense related to the acquisition. A 1/8% change in the interest rate would result in a de minimis change in the interest expense for both the year ended December 31, 2003 and the nine months ended September 30, 2004. The deferred financing cost is amortized using the effective interest method over the remaining period until the new senior credit facility matures.

L. Reflects the pro forma tax effect of the acquisition.

Reflects the Transactions

M. Reflects the elimination of fees paid to GTCR pursuant to the professional service agreement, which will be terminated concurrent with this offering.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

N. Reflects the reduced interest expense due to the repayment of our existing senior credit facility with an assumed balance of $240.7 million ($235.6 million, net of discount) and the tender of 35% of our senior subordinated notes, and the incremental interest expense as a result of borrowings under the new senior credit facility of $241.1 million and the incurrence of deferred financing costs of $1.6 million as follows (dollars in thousands):

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Decreases:
Interest on existing senior credit facility, including amortization of discount	$20,842	$10,903
Amortization of deferred financing costs related to existing senior credit facility	3,746	2,141
Interest on 35% of 12 3/4% subordinated notes	11,206	8,405
Amortization of 35% of deferred financing costs related to the 12 3/4% subordinated notes	460	345
Increases:
Interest on new senior credit facility	(8,950)	(6,713)
Amortization of deferred financing costs related to new senior credit facility	(200)	(157)

	$27,104	$14,924

We assumed a 4.48% (LIBOR of 2.48% plus 2.00%) interest rate on the new senior credit facility for calculating the pro forma interest expense. A  1/8% change in the interest rate would result in an approximate change in the interest expense of $0.3 million and $0.2 million for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. The deferred financing cost related to the new senior credit facility is amortized using the effective interest method over the remaining period until the senior credit facility matures.

O. Reflects the pro forma tax effect of the Transactions.

P. Reflects the elimination of preferred dividends due to the redemption or conversion of all shares of class A cumulative redeemable convertible preferred stock.

Q. Reflects the issuance of Syniverse Holdings, Inc. common shares as follows:

	Historical	Shares Issued in Offering	Syniverse Holdings, Inc. Class A Preferred Stock Conversion*	Pro Forma
Basic	39,837,648	17,620,000	3,574,325	61,031,973
Dilutive effect of options	—	—	—	—

Dilutive	39,837,648	17,620,000	3,574,325	61,031,973

*	The total number of common shares that will be issued upon conversion of the remaining shares of class A cumulative redeemable convertible preferred stock is expected to be 3,964,145. However, for pro forma purposes, we assumed that 3,574,325 common shares would be issued. The difference is a result of the dividends earned between September 30, 2004 and the date of the offering. The actual number of shares to be issued upon conversion is subject to change based on the timing of the offering since dividends continue to accrue and whether the underwriters’ option is exercised.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

Board	of Directors and Stockholders
Syniverse	Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Syniverse Holdings, Inc. as of December 31, 2003 and September 30, 2004 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the nine months ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syniverse Holdings, Inc. as of December 31, 2003 and September 30, 2004, and the consolidated results of its operations and its cash flows for the nine months ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Tampa,	Florida
,	2005

The accompanying consolidated financial statements give effect to the reverse stock split of the Company’s common stock, which will take place prior to the effectiveness of the Company’s planned initial public offering. All shares of common stock and per share amounts have been retroactively restated to reflect the effect of the reverse stock split. The above report is in the form expected to be furnished by Ernst & Young LLP upon completion of the reverse stock split described in Note 23 to the consolidated financial statements, the completion of our audits and, assuming that up until the date of such completion and issuance of the financial statements, no other material events have occurred that would affect the accompanying consolidated financial statements or disclosures therein.

/s/    ERNST & YOUNG LLP

Tampa,	Florida
January	26, 2005

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

	December 31, 2003	September 30, 2004
ASSETS
Current assets:
Cash	$8,299	$13,026
Accounts receivable, net of allowances of $2,535 and $1,260, respectively	61,611	73,627
Deferred tax assets, net	369	439
Prepaid and other current assets	6,284	4,855

Total current assets	76,563	91,947

Property and equipment, net	33,548	37,077
Capitalized software, net	67,653	55,128
Deferred costs, net	14,584	12,292
Goodwill	331,263	361,440
Identifiable intangibles, net:
Customer contract, net	9,705	6,327
Trademark	685	—
Customer base, net	196,270	212,830

Total assets	$730,271	$777,041

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,072	$6,933
Accrued payroll and related benefits	8,881	11,531
Accrued interest	14,136	5,239
Other accrued liabilities	17,419	22,924
Current portion of Term Note B, net of discount	33,589	1,490

Total current liabilities	78,097	48,117

Long-term liabilities:
Deferred taxes	19,700	26,045
Senior Subordinated Notes, net of discount	241,037	241,622
Term Note B, net of discount	174,749	234,101
Other long-term liabilities	2,955	2,759

Total long-term liabilities	438,441	504,527

Commitments and contingencies

Class A cumulative redeemable convertible preferred stock, par value $0.01; 300,000 shares authorized, 240,479.70 issued and outstanding at December 31, 2003 and September 30, 2004, including accrued and unpaid dividends of $63,570 and $86,949 at December 31, 2003 and September 30, 2004, respectively (Redemption value of $304,050 and $327,429 at December 31, 2003 and September 30, 2004, respectively)	304,050	327,429

Stockholders’ deficit:
Class A common stock, $0.001 par value; 100,300,000 shares authorized; 39,837,648 shares issued and outstanding at December 31, 2003 and September 30, 2004	40	40
Class B common stock, $0.001 par value; 1,300,000 shares authorized; none issued or outstanding	—	—
Additional paid-in capital	68,585	45,206
Accumulated deficit	(159,368)	(148,559)
Accumulated other comprehensive income	426	281

Total stockholders’ deficit	(90,317)	(103,032)

Total liabilities and stockholders’ deficit	$730,271	$777,041

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Nine Months Ended September 30,
	2003	2004
	(unaudited)

Revenues	$201,236	$244,091

Costs and expenses:
Cost of operations (excluding depreciation and amortization shown separately below)	80,388	104,983
Sales and marketing	13,659	15,059
General and administrative	28,237	27,918
Provision for (recovery of) uncollectible accounts	1,001	(30)
Depreciation and amortization	27,567	30,323
Restructuring	2,448	289
Impairment losses on intangible assets	—	8,982

	153,300	187,524

Operating income	47,936	56,567

Other income (expense), net:
Interest income	546	927
Interest expense	(44,525)	(40,165)
Other, net	(1)	(12)

	(43,980)	(39,250)

Income before provision for income taxes	3,956	17,317
Provision for income taxes	2,734	6,508

Net income	1,222	10,809
Preferred stock dividends	(22,814)	(23,379)

Net loss attributable to common stockholders	$(21,592)	$(12,570)

Basic and diluted net loss per common share	$(0.54)	$(0.32)

Basic and diluted weighted average common shares outstanding	39,838	39,838

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(DOLLARS IN THOUSANDS)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Notes Receivable from Brience Stock- holders	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2003	$40	$—	$20,261	$(101,442)	$(312)	$—	$(81,453)

Net income (unaudited)	—	—	—	1,222	—	—	1,222
Other comprehensive income—unrealized gain on investments	—	—	—	—	—	488	488

Comprehensive income (unuadited)	—	—	—	—	—	—	1,710
Acquisition of Brience in common control merger	—	—	78,554	—	—	—	78,554
Accrued dividends on Class A preferred stock	—	—	(22,814)	—	—	—	(22,814)
Cancellation of notes receivable from Brience stockholders (unaudited)	—	—	—	—	312	—	312

Balance, September 30, 2003 (unaudited)	$40	$—	$76,001	$(100,220)	$—	$488	$(23,691)

Balance, January 1, 2004	$40	$—	$68,585	$(159,368)	$—	$426	$(90,317)

Net income	—	—	—	10,809	—	—	10,809
Other comprehensive income—unrealized loss on investments	—	—	—	—	—	(126)	(126)

Foreign currency translation adjustment	—	—	—	—	—	(19)	(19)

Comprehensive income							10,664
Accrued dividends on Class A preferred stock	—	—	(23,379)	—	—	—	(23,379)

Balance, September 30, 2004	$40	$—	$45,206	$(148,559)	$—	$281	$(103,032)

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,
	2003	2004
	(unaudited)
Cash flows from operating activities
Net income	$1,222	$10,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization including amortization of deferred debt issuance costs	37,213	37,420
Provision for (recovery of) uncollectible accounts	1,001	(30)
Deferred income tax expense	2,958	6,275
Gain on lease termination	(1,250)	—
Loss on disposition of property	—	133
Impairment losses on intangible assets	—	8,982
Changes in operating assets and liabilities:
Accounts receivable	(1,487)	(9,929)
Other current assets	2,541	1,303
Accounts payable	350	3,968
Other current liabilities	(7,636)	(4,216)
Other assets and liabilities	175	(461)

Net cash provided by operating activities	35,087	54,254

Cash flows from investing activities
Capital expenditures	(12,121)	(17,403)
Acquisition of IOS North America	—	(55,375)

Net cash used in investing activities	(12,121)	(72,778)

Cash flows from financing activities
Principal payments on Term Note B	(57,167)	(20,100)
Borrowings under Term Note B	—	44,500
Debt issuance costs paid	(1,683)	(1,102)

Net cash provided by (used in) financing activities	(58,850)	23,298

Effect of exchange rate changes on cash	—	(47)

Net increase (decrease) in cash	(35,884)	4,727
Cash at beginning of period	42,190	8,299

Cash at end of period	$6,306	$13,026

Supplemental cash flow information
Interest paid	$42,919	$42,155
Income taxes paid	$—	$71

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

1. Description of Business and History

We are a leading provider of mission-critical technology services to wireless telecommunications companies worldwide. Our solutions simplify technology complexities by integrating disparate carriers’ systems and networks in order to provide seamless global voice and data communications to wireless subscribers. Many carriers depend on our integrated suite of services to solve their most complex technology challenges and to facilitate the rapid deployment of next generation wireless services. We provide our services to over 300 telecommunication carriers in approximately 40 countries, including the ten largest U.S. carriers and six of the ten largest international wireless carriers. We deliver most of our services to wireless carriers through a transaction-based recurring revenue model.

History

On February 14, 2002, we acquired all of the outstanding stock of Syniverse Technologies, Inc. from Verizon Communications Inc. (Verizon). Since the acquisition, all of our common and preferred shares have been owned by Syniverse Holdings, LLC, which is majority owned by funds or individuals affiliated with GTCR Golder Rauner, LLC (GTCR), a private equity investment firm. As of February 14, 2002, Verizon is no longer an affiliate or related party but remains our largest customer.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Syniverse Holdings, Inc. (Syniverse Inc.), Syniverse Technologies, Inc. (Syniverse), Syniverse Finance, Inc. (Syniverse Finance), Syniverse Networks, Inc. (Syniverse Networks), Syniverse Technologies, BV (Syniverse BV), Syniverse Brience, LLC (Syniverse Brience) and Syniverse Holdings Limited (Syniverse Limited). Syniverse Holdings, Inc. is wholly owned by Syniverse Holdings, LLC (Syniverse LLC). References to “the Company” or “we” include all of the consolidated companies. All significant intercompany balances and transactions have been eliminated.

As described more fully in Note 4, we acquired certain assets of IOS North America, the wireless clearinghouse business of Electronic Data Systems Corporation (“IOS North America”), on September 30, 2004. The acquisition was accounted for using the purchase method of accounting.

As described more fully in Note 6, we acquired Softwright Holdings Limited (Softwright), now known as Syniverse Holdings Limited, on December 19, 2003. The acquisition was accounted for using the purchase method of accounting.

As described more fully in Note 5, we merged with Brience, Inc. (Brience), now known as Syniverse Brience, on July 23, 2003. Funds associated with GTCR had common control of both Syniverse LLC and Brience from February 14, 2002 to the date of the merger and thus the merger was accounted for in a manner similar to a pooling of interests. Therefore, all of our historical financial statements since that 2002 date were restated to include Brience’s historical financial results.

Use of Estimates

We prepare our financial statements using accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Revenue Recognition

The majority of our revenues are transaction-based and derived from long-term contracts, typically averaging three to five years. Our revenues are primarily the result of the sale of our technology interoperability services, network services, number portability services, call processing services and enterprise solutions to wireless carriers throughout the world. In order to encourage higher customer transaction volumes, we generally negotiate tiered pricing schedules with our customers based on certain established transaction volume levels. Generally, there is also a seasonal increase in wireless roaming telephone usage and corresponding revenues in the high-travel months of the second and third fiscal quarters.

•	Technology Interoperability Services primarily generate revenues by charging per-transaction processing fees. For our wireless roaming clearinghouse, SMS routing services, and wireline network access billing, revenues vary based on the number of data/messaging records provided to us by wireless carriers for aggregation, translation and distribution among carriers. We recognize revenues at the time the transactions are processed.

•	Network Services primarily generate revenues by charging per-transaction processing fees. In addition, our customers pay monthly connection fees based on the number of network connections as well as the number of switches with which a customer communicates. The per-transaction fees are based on the number of intelligent network messages and intelligent network database queries made through our network and are recognized as revenues at the time the transactions are processed. In addition, a small amount of our revenues are generated through software license fees, maintenance agreements and professional services. License fee revenues consist principally of revenues from the licensing of our software and are generally recognized over the contract period. Maintenance agreements call for us to provide technical support and software enhancements to customers. Revenues on technical support and software enhancement rights are recognized ratably over the term of the support agreement. Professional services include consulting, training and installation services to our customers. Revenues from such services are generally recognized on a straight-line basis over the same period as the software license fees.

•	Number Portability Services primarily generate revenues by charging per-transaction processing fees, monthly fixed fees, and fees for customer implementations. We recognize processing revenues at the time the transactions are processed. We recognize monthly fixed fees as revenues on a monthly basis as the services are performed. We defer revenues related to customer implementations and recognize these fees on a straight-line basis over the life of the initial customer agreements.

•	Call Processing Services primarily generate revenues by charging per-transaction processing fees. The per-transaction fee is based on the number of validation, authorization and other call processing messages generated by wireless subscribers. We recognize processing fee revenues at the time the transactions are processed.

•	Enterprise Solutions Services primarily generate revenues by charging per-subscriber fees. We recognize these revenues at the time the service is performed.

•	Off-Network Database Query Fees primarily generate revenues by providing access to these database providers. We pass these charges onto our customers, with little or no margin, based upon the charges we receive from the third party intelligent network database providers. We recognize revenues at the time the transaction is processed.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Due to our billing cycles which for some products lag as much as 60 days after services are rendered, we estimate the amounts of unbilled revenue each reporting period. Our estimates are based on recent volume and pricing trends adjusted for material changes in contracted services. Historically, our estimates have not been materially different from our actual billed revenue. Unanticipated changes in volume and pricing trends or material changes in contracted services could adversely affect our estimates of unbilled revenue.

Advertising Costs

We expense advertising costs as they are incurred. Advertising costs charged to expense amounted to $65 (unaudited) and $261 for the nine months ended September 30, 2003 and 2004, respectively.

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs that are included in general and administrative expense in the consolidated statements of operations amounted to $10,523 (unaudited) and $8,088 for the nine months ended September 30, 2003 and 2004, respectively.

Stock-Based Compensation

In 2002, Syniverse Inc.’s Board of Directors adopted a Founders’ Stock Option Plan for non-employee directors, executives and other key employees and a Directors’ Stock Option Plan for directors.

We account for these plans and related grants thereunder using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. However, pro forma information regarding net income and earnings per share as required by Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock Based Compensation—Transition and Disclosure, is determined as if we had accounted for our employee and non-employee director stock options under the fair value method of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. Pro forma fair value method amounts of compensation are not materially different from the intrinsic value method and hence are not disclosed because the fair value of the options was not material.

Cash

We consider all highly liquid investments of operating cash with original maturities of three months or less to be a cash or cash equivalent. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts and are stated at cost, which approximates fair value.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that we expect to collect on our gross customer trade receivables. We establish a reserve for specific receivables with collection problems due to circumstances such as liquidity or bankruptcy. Collection problems are identified using an aging of receivables analysis based on invoice due dates. Items that are deemed uncollectible are written off against the allowance for collection losses. We do not require deposits or other collateral from our customers and hence we are at risk for all accounts receivable.

We charge interest on overdue receivables, but do not recognize interest income until collected. At December 31, 2003 and September 30, 2004, accounts receivable includes interest receivable totaling $3,900 and $3,875, respectively, related to finance charges to customers, but the entire amount is offset by a contra account.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Property and Equipment, Net

Property and equipment consist primarily of hardware and software equipment necessary to operate our SS7 network, leasehold improvements and furniture in our headquarter facilities, which are recorded at cost and depreciated using the straight-line method over the estimated remaining lives.

The asset lives used are presented in the following table:

Average Lives (In Years)
Equipment	5-10
Furniture and fixtures	6
Leasehold improvements	Shorter of term of lease or life of asset

When the depreciable assets are replaced, retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the respective accounts and any gains or losses on disposition are recognized in income.

Betterments, renewals and extraordinary repairs, which increase the value or extend the life of the asset, are capitalized. Repairs and maintenance costs are expensed as incurred.

Capitalized Software Costs

We capitalize the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position No. 98-1 (SOP 98-1), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of three years. Amortization of capitalized software costs included in depreciation and amortization in the consolidated statements of income was $7,970 (unaudited) and $8,851 for the nine month periods ended September 30, 2003 and 2004, respectively.

Deferred Costs

We amortize deferred financing costs, which are included in deferred costs on the accompanying consolidated balance sheet, using the effective interest method and record such amortization as interest expense. Amortization of debt discount and annual commitment fees for unused portions of available borrowings are also recorded as interest expense.

Deferred costs also include direct and incremental costs related to customer implementations of our number portability services, for which the revenues are also being deferred. These costs are being recognized over the same period as the revenues, which is the customer’s initial contract term.

Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at the reporting unit level, at least annually, or more frequently if indicators of impairment arise, in accordance with the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Identifiable Intangible Assets

We amortize identifiable intangible assets with other than indefinite lives over their contractual or estimated useful lives using the straight-line method. As of December 31, 2003 and September 30, 2004, accumulated amortization totaled $28,425 and $40,072, respectively.

Impairment Losses

We evaluate our depreciable and amortizable long-lived assets including property and equipment, capitalized software and identifiable intangible assets, for impairments under Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long Lived Assets. In accordance with SFAS 144, we utilize the three-step approach for recognizing and measuring the impairment of assets to be held and used. That is, (1) we consider whether indicators of impairment are present; (2) if indicators of impairment are present, we determine whether the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question is less than its carrying amount; and (3) if less, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value. Fair value is estimated based on discounted future cash flows. Assets to be sold must be stated at the lower of the assets’ carrying amount or fair value and depreciation is no longer recognized. SFAS 144 was adopted on January 1, 2002.

Derivatives

Financial Accounting Standards Board Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. To protect against interest rate risk, we acquired an interest rate cap during the year ended December 31, 2003. Because the interest rate cap did not meet the criteria for hedge accounting, all changes in fair value are immediately recognized in earnings (see Note 14).

Income Taxes

Syniverse Inc. files a consolidated income tax return with its wholly owned subsidiaries and therefore the accompanying financial statements include a provision for income taxes related to Syniverse Inc. and its subsidiaries using Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. Brience filed a separate consolidated income tax return for periods prior to our merger (see Note 5).

Other Comprehensive Income

Other comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. Accumulated other comprehensive income as of December 31, 2003 and September 30, 2004 is as follows:

	December 31, 2003	September 30, 2004
Net unrealized gain on investments	$426	$300
Foreign currency translation adjustment	—	(19)

Accumulated other comprehensive income	$426	$281

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Available-for-Sale Securities

Our investments in equity securities are composed of a less than 10% ownership in a small publicly held company, and are categorized as available-for-sale as defined by Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. These equity securities are included in other current assets in the accompanying consolidated balance sheets and are recorded at fair value based on quoted market prices. The cost of each equity security is determined primarily on a specific identification method. Unrealized holding gains and losses are reflected, net of income tax, as a separate component of accumulated other comprehensive income (loss). At December 31, 2003 and September 30, 2004, available-for-sale securities had a fair value of $426 and $300, respectively. Because the cost of these securities had previously been written off due to other-than-temporary declines in value, the fair value of these securities reflects unrealized holding gains of $426 and $300 at December 31, 2003 and September 30, 2004, respectively.

Foreign Currency Translation

In accordance with Statement of Financial Accounting Standard No. 52 (SFAS 52), Foreign Currency Translation, income and expense accounts of foreign operations are translated at the weighted average exchange rates during the year. Assets, including goodwill, and liabilities of foreign operations that operate in a local currency environment are translated to U.S. dollars at the exchange rates in effect at the balance sheet date, with the related translation gains or losses reported as a separate component of stockholders’ deficit.

Segment Reporting

In all periods, we operated as a single segment, since our chief operating decision maker decides resource allocations on the basis of our consolidated financial results. In the nine months ended September 30, 2003 and 2004, we derived 87.5% (unaudited) and 88.9%, respectively, of our revenues from customers in the United States.

Net Loss Per Common Share

We compute net loss per common share in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share. Basic net loss per common share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As of September 30, 2003 and 2004, options to purchase 151,841 and 308,326 shares of common stock, respectively, were outstanding. Due to the anti-dilutive nature of the options and the class A cumulative redeemable convertible preferred stock, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses per common share amounts are identical.

Reclassifications

Certain prior period balances have been reclassified to conform to the 2004 presentation.

3. Recent Accounting Pronouncements

On December 16, 2004, Statement of Financial Accounting Standards No. 123-R (SFAS 123-R), Share Based Payment, was issued. This change in accounting replaces existing requirements. The statement covers a

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

wide range of equity-based compensation arrangements and will require all companies to measure compensation cost for all share-based payment (including employee stock options) at fair value. SFAS 123(R) will have no impact on our fiscal year 2004 financial statements; however it will affect our financial statements beginning in fiscal year 2005. Under SFAS 123(R), all forms of share-based payments to employees, including employee stock options, will be treated the same as other forms of compensation by recognizing the related cost in the statement of operations. The expense of the award payments will generally be measured at fair value at the grant date. We have not quantified the effect of SFAS 123(R) on our financial statements.

4. Acquisition of IOS North America

On September 30, 2004, we acquired certain assets of IOS North America for $53,662 payable in cash including preliminary working capital adjustments (the “Purchase Price”). IOS North America offers services to voice and data providers including clearing and settlement for roaming and business intelligence reporting. We believe this acquisition expands our North American customer base and increases the scale of our business. The acquisition was financed through $44,500 of increased borrowings under our senior credit facility and available cash. In connection with the acquisition, we incurred $1,713 in acquisition related costs. The total consideration paid per the Purchase Agreement of $53,662 plus the acquisition related costs of $1,713 are collectively referred to as the “Total Purchase Price.”

The acquisition was accounted for using the purchase method of accounting. The Total Purchase Price was allocated to the assets and liabilities based upon their fair value as of the date of the transaction. The fair value of the intangible assets (the customer base and capitalized software) was determined by American Appraisal Associates, a third-party appraisal firm, using an income approach. The customer base and capitalized software were valued using the discounted future cash flows and the relief from royalty methods, respectively. The valuations considered historical financial results and expected and historical trends. The estimated future cash flows for the customer base were discounted using a cost of capital or cost of equity depending on the expected duration of the customer relationship at annually declining rates from 13.0% to 8.0% to represent the decreased risk as each year passes. The future cash flows for the capitalized software were discounted using a cost of capital of 13.0%. The 13.0% cost of capital was based upon an analysis of the cost of capital for guideline companies within the technology industry. The useful lives of the intangible assets were based on the period over which we expect these assets to contribute directly or indirectly to the future cash flows. In determining the useful life of the IOS North America customer base, we considered this specific customer base, our historical customer attrition rate and known or expected customer losses. These intangible assets will be amortized over their estimated lives using the straight-line method. The fair values assigned to the remaining tangible assets and liabilities were internally developed. The Total Purchase Price over the fair values assigned to the net assets has resulted in the recognition of $30,090 in goodwill, which is subject to at least an annual impairment review. We expect that the total amount of goodwill recorded will be deductible for tax purposes.

In connection with the IOS North America acquisition, we began to formulate a restructuring plan, which consisted primarily of the relocation of key IOS North America employees and the elimination of redundant positions. As a result of this plan, we recognized $1,888 of employee relocation and termination benefits as liabilities in the purchase accounting in accordance with Emerging Issues Task Force Issue No. 95-3 (EITF 95-3), Recognition of Liabilities in Connection with a Purchase Business Combination.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Based upon management’s estimates of fair value, which is subject to change based on our final adjustments, the allocation of the Total Purchase Price is as follows:

	Amount	Estimated Life
Purchase price allocation:
Unbilled accounts receivable	$2,057
Property and equipment	235	1 - 3 years
Capitalized software	600	9 months
Goodwill	30,090	N/A
Identifiable intangibles:
Customer base	24,700	13 years *

Total assets	57,682
Accounts payable	(89)
Accrued termination benefits	(1,888)
Other accrued liabilities	(330)

Total purchase price	$55,375

*	Based on weighted average

Since the IOS North America acquisition was completed as of the close of business on September 30, 2004, the preliminary fair values have been included in the condensed consolidated balance sheet. However, none of IOS North America’s operating results have been included in the condensed consolidated statement of operations.

The unaudited selected pro forma results presented below include the effects of the acquisition as if it had been consummated beginning on January 1, 2003. Pro forma adjustments arise due to the asset revaluation and debt incurred. Because the selected pro forma consolidated financial information is based upon IOS North America’s financial position and operating results during the period when IOS North America was not under the control, influence or management of Syniverse, the unaudited selected pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated on January 1, 2003:

	Nine Months Ended September 30,
	2003	2004
	(unaudited)	(unaudited)
Revenues	$226,454	$263,126
Operating income	59,171	64,361
Net income	10,125	12,653

We entered into an agreement with Electronic Data Systems Corporation (“EDS”) to provide us certain transition services for a period of up to nine months after the acquisition date. These services include data center and infrastructure, payroll services, accounts receivable and accounts payable. EDS will charge us approximately $400 per month under this agreement.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

5. Acquisition of Brience

On July 23, 2003, we merged with Brience. Historically, Brience developed and sold wireless information access and integration software products to large enterprises. At the time of the merger, however, Brience’s business was limited to selling and servicing its Mobile Processing Server product.

As a result of the merger, each share of Series C Preferred Stock of Brience outstanding as of the effective time of the merger was converted into a right to receive a pro rata share of 1.67 shares of Class B Common Stock, par value $.01 per share (the “merger consideration”), of Syniverse Networks, under the terms and subject to the conditions set forth in the merger agreement. All other outstanding classes of stock of Brience were canceled and retired with no right to payment under the terms of the merger agreement. Concurrent with the merger, the holders of Series C Preferred Stock other than GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. entered into an exchange agreement with Syniverse LLC pursuant to which such parties (the “exchanging parties”) exchanged all of the merger consideration received by the exchanging parties in the merger in exchange for a pro rata portion of 19,775.01 Common Units of Syniverse LLC. Also concurrent with the merger, GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. (the “investors”) entered into a contribution agreement pursuant to which the investors agreed to contribute to Syniverse LLC all of the merger consideration received by the investors in the merger in exchange for a pro rata portion of 80,224.99 Common Units of Syniverse LLC.

At the time of the merger, GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively were majority owners of Brience and owned approximately 64% of the outstanding common stock of Brience on a fully diluted basis. GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively own approximately 52% of the outstanding common units of Syniverse LLC and their affiliate, GTCR Fund VII/A, L.P., owns approximately 26% of the common units of Syniverse LLC. Since funds associated with GTCR had a controlling interest in both Brience and Syniverse LLC at the time of the merger, the transaction is accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Brience were combined at their historical amounts as of the date that GTCR had control of both entities (February 14, 2002). For historical accounting purposes, the historical financial results of Brience have only been combined for the periods during which Syniverse LLC and Brience were under common control of funds associated with GTCR. Accordingly, our historical consolidated financial statements include the financial results of Brience beginning on the date when funds associated with GTCR had common control of both entities (February 14, 2002). For the minority interest of Brience not owned by GTCR affiliates at the time of the combination, purchase accounting has been applied. However, the effects of the fair value adjustments relating to this purchase accounting were deemed to be insignificant, and therefore, recorded at zero for purposes of these financial statements.

The accompanying financial statements for the period beginning February 14, 2002 have been restated to give effect to the combination, accounted for similar to a pooling of interests.

6. Acquisition of Softwright

On December 19, 2003, we acquired the outstanding stock of Softwright Holdings Limited now known as Syniverse Limited, for cash. Syniverse Limited develops licensed software products and services for mobile operators and enterprise customers in Europe. Syniverse Limited’s product portfolio focuses on number portability, technical support and hosting services, and other advanced technology solutions. Pursuant to the purchase agreement, we paid consideration equal to $775 in cash including acquisition costs of $156. Preliminary estimates of the fair value of liabilities assumed in connection with the acquisition totaled approximately $1,268. Total assets, which were recorded at preliminary estimates of fair value, related to the acquisition were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

approximately $2,043, including goodwill of approximately $704, customer contracts of $520 and capitalized software of $273. The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, (SFAS 141) Business Combinations, and is included in our results of operations from the date of the acquisition.

Under the terms of the acquisition agreement, we agreed to make an additional payment not to exceed £2.0 million to the former owners of the acquired company no later than March 31, 2005 if this operation achieves a certain pre-determined profitability as measured by EBITDA (earnings before interest, taxes, depreciation and amortization) for the period ending October 31, 2004. No payments were required under the earn-out provision of the acquisition agreement because the Softwright subsidiary did not achieve the negotiated EBITDA targets.

7. Concentration of Business

Financial instruments that subject us to concentrations of credit risk are limited to our trade receivables from major customers. We generated revenues from services provided to Verizon and its predecessors of $45,993 (unaudited) and $49,956 for the nine months ended September 30, 2003 and 2004, respectively. No other customer represented more than 10% of revenues in the nine months ended September 30, 2003 and 2004, although a significant amount of our remaining revenues was generated from services provided to a small number of other wireless providers.

8. Fair Value of Financial Instruments

Cash, receivables, accounts payable and revolving line of credit are reflected in the financial statements at their carrying value, which approximate their fair value due to the short maturity.

Available-for-sale securities carried at fair value based on quoted market prices and are included in other current assets. The cost of each equity security is determined primarily on a specific identification method. Unrealized holding gains and losses are reflected, net of income tax, as a separate component of accumulated other comprehensive income (loss). At December 31, 2003 and September 30, 2004, available-for-sale securities had a fair value of $426 and $300, respectively. Because the cost of these securities had previously been written off due to other-than-temporary declines in value, the fair value of these securities reflects unrealized holding gains of $426 and $300 at December 31, 2003 and September 30, 2004, respectively.

The estimated fair values of our Term Note B and Senior Subordinated Notes are based on prices prevailing in the market.

The carrying amounts and fair values of our long-term debt as of December 31, 2003 and September 30, 2004 are as follows:

	December 31, 2003		September 30, 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Term Note B	$208,338	$216,005	$235,591	$240,674
Senior Subordinated Notes	241,037	268,581	241,622	273,175

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

9. Property and Equipment

Property and equipment, net, consist of the following:

	December 31, 2003	September 30, 2004
Equipment	$49,700	$61,554
Furniture and fixtures	2,314	2,418
Leasehold improvements	1,699	2,436

	53,713	66,408
Accumulated depreciation	(20,165)	(29,331)

Total	$33,548	$37,077

Depreciation expense related to property and equipment was $8,150 (unaudited) and $9,246 for the nine months ended September 30, 2003 and 2004, respectively.

10. Capitalized Software

Capitalized software development costs, net, consist of the following:

	December 31, 2003	September 30, 2004
Software	$87,958	$83,964
Accumulated amortization	(20,305)	(28,836)

Total	$67,653	$55,128

We recognized impairment charges of $8,982 for the nine months ended September 30, 2004 related to capitalized software for our call processing platforms and the planned discontinuation of a carrier access billing service. The impairment charge was determined based on the difference between the carrying values and the fair values of the assets, determined by discounted cash flow analysis.

Amortization expense related to capitalized software was $7,970 (unaudited) and $8,851 for the nine months ended September 30, 2003 and 2004, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

11. Identifiable Intangible Assets

Identifiable intangible assets consist of the following:

	December 31, 2003	September 30, 2004
Indefinite lived intangible assets

Trademark	$685	$—

Definite lived intangible assets
Customer contracts	17,920	17,929
Less accumulated amortization	(8,215)	(11,602)

Customer contracts, net	9,705	6,327

Customer base	216,600	241,300
Less accumulated amortization	(20,330)	(28,470)

Customer base, net	196,270	212,830

Total identifiable intangible assets	$206,660	$219,157

In the fourth quarter of 2003, we recognized an impairment loss of $51,015 and defined the life of the asset related to the TSI Telecommunication Services Inc. trademark when we hired a brand identity firm to develop a new name. On March 1, 2004, we announced the re-naming and re-branding of our primary operating company as Syniverse Technologies, Inc. The impairment charge was based on the difference between the carrying value and the fair value of the remaining trademark intangible, determined by discounted cash flow analysis. The remaining intangible of $685 was amortized in the first quarter of 2004. The impairment charge is classified in the caption “Impairment losses on intangible assets” in the consolidated statement of operations.

Intangible assets with other than indefinite lives are amortized over their estimated useful lives, which range from 4 to 5 years for the customer contracts and 9 months to 20 years for customer base. Amortization expense related to identifiable intangibles was $11,447 (unaudited) and $12,226 the nine months ended September 30, 2003 and 2004, respectively. Expected amortization expenses for each of the next five years are the following: 2005—$19,535, 2006—$13,895, 2007—$12,426, 2008—$12,346, and 2009—$12,337.

12. Leasing Arrangements

We lease certain facilities, equipment and an aircraft for use in our operations, all of which are operating leases. Total rent expense under operating leases amounted to $3,677 (unaudited) and $5,445 for the nine months ended September 30, 2003 and 2004, respectively. These leases contain various renewal options that could extend the terms of the leases beyond 2009.

Effective March 1, 2002, we entered into an operating lease for the use of an executive aircraft. The lease is for seven years, ending March 1, 2009, and requires monthly payments plus actual expenses for maintenance, fuel and other usage related charges. We have an option to purchase the aircraft 36 months after the commencement date of the lease at a price of $6,650. Our CEO and one of his affiliates is entitled to use the aircraft and an affiliate entity owned by the CEO is required to pay for the actual use of the aircraft related to the affiliate entity. As of December 31, 2003, $159 was owed to us under this arrangement and has since been paid. There were no amounts owed to us under this agreement as of September 30, 2004. Amounts incurred, net of the estimated amount due from our CEO, are included in rent expense above.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

As of September 30, 2004, the aggregate future minimum lease commitments under all of these leases are as follows:

Twelve Months Ended
September 30, 2005	$6,163
September 30, 2006	5,940
September 30, 2007	2,147
September 30, 2008	1,113
September 30, 2009	440

$15,803

13. Debt

As a part of the financing of the acquisition described in Note 4 above, we entered into various debt agreements all of which are guaranteed by Syniverse LLC, Syniverse Inc., Syniverse Finance and Syniverse Networks. The following are the amounts outstanding at December 31, 2003 and September 30, 2004:

	December 31, 2003	September 30, 2004
Term Note B due September 2010, interest payable quarterly, principal payable quarterly beginning September 2002—net of discount of $7,937 and $5,083, respectively (a)	$208,338	$235,591

$245,000 Senior Subordinated Notes due February 2009, bearing interest at 12.75%, interest payable semi-annually beginning August 2002, principal payable upon maturity—net of discount of $3,963 and $3,378, respectively (b)	241,037	241,622

Total	449,375	477,213
Less current portion	(33,589)	(1,490)

Long-term debt	$415,786	$475,723

(a)	The senior credit facility provides for aggregate borrowings of up to $328,333 as follows:

•	a revolving credit facility of up to $35,000 in revolving credit loans and letters of credit which expires on December 31, 2006; available for general corporate purposes including working capital, capital expenditures and acquisitions (funding for acquisitions from the revolving credit facility is limited to an aggregate amount of $30,000). There were no amounts outstanding under the revolving line of credit as of December 31, 2003 and September 30, 2004; and

•	a Term Note B facility of $293,333 in term loans maturing on September 30, 2010. Principal outstanding as of December 31, 2003 and September 30, 2004 was $216,275 and $240,674, respectively.

We borrowed approximately $298,763 under the senior credit facility on February 14, 2002 (with net proceeds to us of $280,430) to provide a portion of the proceeds required to consummate the Verizon acquisition. We borrowed $44,500 under the Term Note B facility on September 30, 2004 (with net proceeds to us of $40,738) to provide a portion of the proceeds required to consummate the IOS North America acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The revolving line of credit and the Term Note B each bear interest at variable rates, at Syniverse’s option, of either:

•	a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on Page 3750 of the Dow Jones Telerate screen) and (y) the federal funds effective rate, plus one half percent (0.50%) per annum and (ii) an applicable margin or,

•	a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three or six months and, if available to the lenders under the applicable credit facility, nine or twelve months (as selected by us) are offered in the interbank eurodollar market and (ii) an applicable margin.

The applicable margin for the base rate revolving loans is 2.00% and the applicable margin for the eurodollar revolving loans is 3.00%. Commencing on the date of delivery of our financial statements occurring after the completion of two full fiscal quarters following the closing of the acquisition, the applicable margin for the revolving loans is subject to adjustment based on our leverage ratio. As of September 30, 2004, the applicable margin for the base rate Term Note B and eurodollar Term Note B is 3.50% and 4.50%, respectively.

As of September 30, 2004, the Term Note B facilities are subject to equal quarterly installments of principal as set forth in the table below:

Year	Term Note B
2004	$602
2005	2,407
2006	2,407
2007	2,407
2008	2,407
2009	58,964
2010	171,480

Total	$240,674

Voluntary prepayments of principal outstanding under the revolving loans are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the senior credit facility in an amount equal to:

•	100% of the net cash proceeds from any sale or issuance of equity by Syniverse LLC or any of its direct or indirect subsidiaries, subject to certain baskets and exceptions;

•	100% of the net cash proceeds from any incurrence of additional indebtedness (excluding certain permitted debt);

•	100% of the net cash proceeds from any sale or other disposition by Syniverse LLC, or any of its direct or indirect subsidiaries of any assets, subject to certain reinvestment provisions and excluding certain dispositions in the ordinary course; and

•	75% of excess cash flow for each fiscal year. At December 31, 2003, we have classified $2,979 as current representing the excess cash flow prepayment required, as described above and none at September 30, 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

In addition, any prepayment of the Term Note B facility (other than from excess cash flow) shall be accompanied by a prepayment premium equal to 2.00% of the principal amount of such prepayment (if such prepayment is made on or prior to the first anniversary of the closing date) and 1.00% of the principal amount of such prepayment (if such prepayment is made after the first anniversary of the closing date and through the second anniversary of the closing date).

We are required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the revolving credit facility, which is 0.50% per annum. We incurred $133 (unaudited) and $151 in commitment fees for the nine months ended September 30, 2003 and 2004, respectively.

Under the terms of the senior credit facility at least 45% of our funded debt must bear interest that is effectively fixed. To that extent, we may be required to enter into interest rate protection agreements establishing a fixed maximum interest rate with respect to a portion of our total indebtedness. As of December 31, 2003 and September 30, 2004, we were not required to enter into interest rate protection agreements.

In March 2003, we entered into an interest rate protection agreement that effectively caps the LIBOR exposure of $100 million of our senior credit facility at 3.0% for a period of two years. As a result of this interest rate protection agreement, approximately 71% of funded debt bears interest that is effectively fixed as to rate as of September 30, 2004.

The loans and other obligations under the senior credit facility are guaranteed by Syniverse LLC, Syniverse Inc., and each of Syniverse LLC’s direct and indirect subsidiaries (other than certain foreign subsidiaries).

Our obligations under the senior credit facility and the guarantees are secured by:

•	a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of Syniverse LLC and each of its direct and indirect subsidiaries, subject to certain customary exceptions, and

•	a pledge of (i) all of the capital stock of Syniverse Inc. owned by Syniverse LLC, all of our capital stock and that of any of Syniverse LLC’s direct and indirect domestic subsidiaries and (ii) two-thirds of the capital stock of certain first-tier foreign subsidiaries, if any.

On September 25, 2003, we entered into the First Amendment to Credit Agreement (the “First Amendment”) with our lenders. The First Amendment amended our senior credit facility covenants by (i) increasing the maximum consolidated leverage and consolidated senior debt ratios, (ii) reducing the minimum consolidated interest coverage ratios beginning with the third and fourth fiscal quarters of 2003 and the four fiscal quarters of 2004, 2005 and beyond and (iii) reducing the minimum consolidated fixed charge coverage ratio. In addition, the First Amendment increases the permitted level of capital expenditures for fiscal years 2004 and 2005. The First Amendment also evidenced the agreement of the lenders that, notwithstanding any contrary accounting treatment under GAAP necessitated by the acquisition of Brience on July 23, 2003, the consolidated net income (loss) and consolidated EBITDA of Brience prior to July 23, 2003 will be excluded from any determination of consolidated net income (loss) or consolidated EBITDA of Syniverse LLC and its subsidiaries for purposes of our senior credit facility.

On March 11, 2004, we entered into the Second Amendment (the “Second Amendment”) with our lenders. The Second Amendment amended our senior credit facility by (i) providing for the incurrence under our senior credit facility of new Additional Tranche B Term Loans, which will refinance, in full, all remaining outstanding Tranche B Term Loans and (ii) reduces the percentage of Excess Cash Flow which must be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

applied to prepay the loans to 75%. The Applicable Margin with respect to Additional Tranche B Term Loans is 2.5% for Base Rate Loans and 3.5% for Eurodollar Loans.

On September 30, 2004, we entered into a Third Amendment to Credit Agreement (the “Third Amendment”) with our lenders (Term Note B and Revolving Credit). The Third Amendment amended our senior credit facility by (i) providing for the incurrence under the Credit Agreement of new Tranche B Term Loans, which will refinance, in full, all remaining outstanding Tranche B Term Loans, (ii) increased the amount borrowed under the facility by $44,500 which was used to fund a portion of the acquisition of IOS North America, (iii) amended various financial and other covenants, and (iv) extended the quarterly installment payment obligations of the Tranche B Term Loans from a period ending December 31, 2006 to a period ending September 30, 2010. The Applicable Margin with respect to new Tranche B Term Loans has been reduced to 2.0% for Base Rate Loans and 3.0% for Eurodollar Loans.

Because the Second and Third Amendments did not result in a “substantial modification,” the third party cost of the amendments of $1,804 was recognized as interest expense in the nine months ended September 30, 2004 in accordance with Emerging Issues Task Force Issue No. 96-19 (EITF 96-19), Debtor’s Accounting for a Modification or Exchange of Debt. The remaining cost paid to the lenders of $1,102 was capitalized as deferred financing costs and is being amortized over the new term using the effective interest method.

(b)	The Senior Subordinated Notes are general unsecured obligations of Syniverse, and are unconditionally guaranteed by Syniverse Inc. and Syniverse LLC, and each of the domestic subsidiaries of Syniverse. At any time prior to February 1, 2005, Syniverse may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) at a redemption price of 112.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with the net cash proceeds of one or more equity offerings by Syniverse or a contribution to Syniverse’s common equity capital made with the net cash proceeds of a concurrent equity offering by Syniverse Inc. or Syniverse LLC (but excluding any Excluded Capital Contribution, as defined, and any Reserved Contribution, as defined) provided that:

•	At least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) remains outstanding immediately after the occurrence of such redemption; and

•	The redemption occurs within 60 days of the date of the closing of such equity offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Syniverse’s option prior to February 1, 2006. After February 1, 2006, Syniverse may redeem all or a part of the notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2006	106.375%
2007	103.188%
2008	100.000%

Syniverse is not required to make mandatory redemption or sinking fund payments with respect to the notes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The notes contain various other provisions in the event of a change in control or asset sales, and they also contain certain covenants related to dividend payments, equity repurchases, debt repurchases, restrictions on investments, incurrence of indebtedness, issuance of preferred stock, sale and leaseback transactions, and require the maintenance of certain financial conditions related to leverage ratios.

14. Derivatives

The portion of the interest rate associated with our Term Note B that is based on the three month LIBOR rate is subject to variability. To protect against interest rate risk, we acquired an interest rate cap agreement during the year ended December 31, 2003. The cap has a term of two years, a notional amount of $100,000 and provides an interest rate cap of 3%. We paid a premium of $390 to obtain the cap and any amounts due to us as a result of LIBOR exceeding the strike rate are to be paid quarterly. As of December 31, 2003, the fair value of the cap was $34, and this was reflected as an asset within other current assets in the accompanying consolidated balance sheet. The decline in fair value associated with the cap has been recorded as interest expense in the statement of operations for the period ended December 31, 2003. At September 30, 2004, the fair value of the cap was zero.

15. Stockholders’ Equity (Deficit) and Redeemable Preferred Stock

Our ownership interests consist of class A cumulative redeemable convertible preferred stock, class A common stock and class B common stock. Holders of the class A cumulative redeemable convertible preferred stock, with a liquidation value of $1,000, and class B common stock have no voting rights except as required by law. The holders of the class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Syniverse Inc.

The class A cumulative redeemable convertible preferred stock earned a cumulative preferred yield compounded quarterly of 15.0% per annum from the date of issuance up through the first anniversary date, which was February 14, 2003, and earned 10.0% per annum thereafter. As of December 31, 2003 and September 30, 2004, cumulative undeclared and unpaid preferred dividends totaled $63,570 and $86,949, respectively. These amounts are recorded as a part of the class A preferred stock balance as “temporary equity.”

Each share of class A preferred shall be convertible by the holder thereof, at the option of the holder, into shares of common stock upon an initial public offering. The number of common stock into which each share of class A preferred shall be convertible shall be determined by dividing the liquidation value plus all accrued and unpaid dividends of each share of class A preferred by the price per share of common stock at which such shares are offered to the public.

The redemption features of the class A preferred stock are as follows:

•	The Company, at its option, may redeem all or any portion of the class A preferred outstanding equal to the liquidation value plus all accrued and unpaid dividends.

•	The Company shall, at the request of the majority holders of the class A preferred, apply the net cash from any public offering after deducting all offering costs and expenses to redeem shares of class A preferred at a price per share equal to the liquidation value plus all accrued and unpaid dividends.

•	The majority holders of class A preferred, upon a change in ownership, may require the Company to redeem all or any portion of the class A preferred owned by such holders at a price equal to the liquidation value plus all accrued and unpaid dividends.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

16. Stock Options

Syniverse Inc.

In 2002, our Board of Directors adopted a Founders’ Stock Option Plan for non-employee directors, executives and other key employees of Syniverse and a Directors’ Stock Option Plan, which provides for grants to independent directors to purchase 19,918 shares upon election to the board. The plans have a term of five years and provide for the granting of options to purchase shares of Syniverse Inc.’s non-voting Class B common stock.

Under the plans, the options have or will have an initial exercise price based on the fair value of each share, as determined by the Board. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of the grant or, in the case of an equity holder owning more than 10% of the outstanding stock of Syniverse Inc., the price for incentive stock options is not less than 110% of such fair market value. The Board of Syniverse Inc. reserved 398,378 shares of non-voting Class B common stock, par value $.001 per share for issuance under the Founders’ plan and 119,508 shares under the Directors’ plan. As of September 30, 2004, there were options to purchase 248,572 shares outstanding under the Founder’s Stock Option Plan and options to purchase 59,754 shares outstanding under the Directors’ Stock Option Plan.

All options to be issued under the plans shall be presumed to be nonqualified stock options unless otherwise indicated in the option agreement. Each option will have exercisable life of no more than 10 years from the date of grant for both nonqualified and incentive stock options in the case of grants under the Founders’ Stock Option Plan and under the Directors’ Stock Option Plan. Vesting will vary by grant and will be indicated in the option agreement.

The following table summarizes the transactions for the year ended December 31, 2003, and the nine months ended September 30, 2004 relating to the combined Founders’ Option Plan and Non-Employee Directors Plan:

	Number of Shares Subject to Option	Per Share Exercise Price
Outstanding, December 31, 2002	137,328	$12.55

Granted	38,126	12.55
Exercised	—
Canceled/Forfeited	(18,583)	12.55

Outstanding, December 31, 2003	156,871	$12.55

Granted	155,246	12.55
Exercised	—
Canceled/Forfeited	(3,791)	12.55

Outstanding, September 30, 2004	308,326	$12.55

Exercisable at December 31, 2003	34,505	$12.55
Exercisable at September 30, 2004	59,977	$12.55

Outstanding options as of December 31, 2003 and September 30, 2004 had a weighted average remaining contractual life of 8.7 and 8.9 years, respectively. The per share weighted average fair value of options granted during the nine months ended September 30, 2004, was negligible. Since the inception of the plan, grants have been made with an exercise price in excess of the fair value of stock on the date of grant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

We account for these plans and related grants thereunder using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. However, pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if we had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31, 2003	September 30, 2004
Risk-free interest rate	4.30%	4.30%
Volatility factor	—	—
Dividend yield	—	—
Weighted average expected life of options	5	5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since Syniverse Inc.’s common stock does not trade on public markets, a volatility of 0% was entered into the Black-Scholes option valuation model. Because our stock options have characteristics significantly different from those related to publicly traded equity, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options. Our pro forma amounts are not materially different from the reported net income amounts and hence are not disclosed.

Stock Options of Brience

Brience adopted the 2000 Stock Plan under which incentive stock options and nonstatutory stock options aggregating 15 million shares were available to be granted to employees, directors and consultants of Brience. The number of authorized shares was reduced to 4 million during 2002. The exercise price was required to be at least 100 percent of the fair market value on the date of grant. Options generally expired in 10 years. Options were immediately exercisable, but shares so purchased vested over periods determined by the Board of Directors, generally five years. Upon termination of employment, Brience could have repurchased unvested shares for the original purchase price. Brience had a loan program whereby all employees with options were able to exercise their options with the aid of a company-sponsored full recourse loan. Interest on the loans was due annually and the principal balance was due approximately two years after the date of the loan. These loans were offered at the applicable prescribed federal rate for the month of the commencement of the loan. No new loans were entered into after January 1, 2003 and none are outstanding as of September 30, 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The following table summarizes the Brience stock option plan activity.

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2003	1,508,729	1,221,518	$0.95

Authorized	—	—	—
Granted	—	—	—
Exercised	—	—	—
Canceled	(1,508,729)	(1,221,518)	0.95
Other	—	—	—

Outstanding, December 31, 2003	—	—	$—

Vested and exercisable at end of period		—	$—

No options were outstanding or exercisable at December 31, 2003 or September 30, 2004.

17. Restructurings

On August 29, 2002, we completed a restructuring plan resulting in the termination of 73 employees or approximately 10% of our workforce. As a result, we accrued $2,845 in severance related costs in August. The payments related to this restructuring were completed in May 2003.

On February 28, 2003, we completed a restructuring plan resulting in the termination of 71 employees or 10.6% of our workforce. As a result, we accrued $1,841 in severance related costs in February 2003. The payments related to this restructuring were completed in November 2003.

On July 23, 2003, we completed a restructuring plan in connection with our acquisition of Brience resulting in the termination of 5 employees. As a result, we incurred $607 in severance related costs in July 2003. The payments related to this restructuring were incurred through September 2003.

In connection with the Softwright Holdings Limited acquisition in December 2003, we began to formulate a restructuring plan for the elimination of redundant positions. As a result of this plan, we recognized $93 of employee termination benefits as liabilities in our purchase accounting in accordance with Emerging Issues Task Force Issue No. 95-3 (EITF 95-3), Recognition of Liabilities in Connection with a Purchase Business Combination. The payments related to this restructuring were made in April 2004.

On April 20, 2004, we completed a restructuring plan in connection with our acquisition of Softwright resulting in the termination of 10 employees. As a result, we incurred $289 in severance related costs in April 2004. The payments related to this were completed in April 2004.

In connection with the IOS North America acquisition on September 30, 2004, we began to formulate restructuring plans, which consisted primarily of the relocation of key IOS North America employees and the elimination of redundant positions. As a result of these plans, we recognized $1,888 of employee relocation costs and termination benefits as liabilities in the purchase accounting in accordance with EITF 95-3.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

For the year ended December 31, 2003, we had the following activity in our restructuring accruals:

	January 1, 2003 Balance	Additions	Payments	Reductions	December 31, 2003 Balance

February 2002 Restructuring Termination costs	$467	$—	$(372)	$(95)	$—
August 2002 Restructuring Termination costs	1,144	—	(1,007)	(137)	—
February 2003 Restructuring Termination costs	—	1,841	(1,789)	(52)	—
July 2003 Brience Restructuring Termination costs	—	607	(607)	—	—
December 2003 Restructuring Termination costs	—	93	—	—	93

Total	$1,611	$2,541	$(3,775)	$(284)	$93

For the nine months ended September 30, 2004, we had the following activity in our restructuring accruals:

	January 1, 2004 Balance	Additions	Payments	September 30, 2004 Balance

December 2003 Restructuring Termination costs	$93	$—	$(93)	$—
April 2004 Restructuring Termination costs	—	289	(289)	—
September 2004 Restructuring Termination costs	—	788	—	788
Relocation costs	—	1,100	—	1,100

Total	$93	$2,177	$(382)	$1,888

18. Employee Benefits

Savings Plans (Syniverse)

In 2002, we adopted a 401(k) plan covering all employees subject to certain eligibility requirements. Under this plan, a certain percentage of eligible employee contributions are matched. We incurred total savings plan costs of $1,503 (unaudited) and $1,655 for the nine months ended September 30, 2003 and 2004, respectively.

Savings Plans (Brience)

For the period from January 1, 2003 to July 23, 2003, Brience had a 401(k) plan available to all employees. Employees were eligible to participate in the 401(k) at any time beginning with their first day of employment. Each participant could elect to contribute an amount up to 15 percent of his or her annual base salary plus commissions and bonuses, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. While Brience was allowed to make discretionary contributions to the 401(k), no discretionary contributions to the 401(k) were made by Brience. This plan was discontinued after July 23, 2003.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

19. Income Taxes

The components of income tax expense (benefit) are as follows:

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited)
Current:
Federal	$(231)	$202
Foreign	34	17
State and local	(27)	14

	(224)	233
Deferred:
Federal	2,664	5,639
State and local	294	636

	2,958	6,275

Provision for income taxes	$2,734	$6,508

Prior to the July 23, 2003 acquisition of Brience, Brience filed separate income tax returns and its losses were not available to us in those tax periods. The Brience loss does not generate a current tax benefit due to the history of earnings and losses, uncertainty of the realization of our deferred tax assets, and the absence of sufficient taxable income in prior carryback years. The reconciliation of the income tax provision based on the U.S statutory rate (35%) to our income tax provision is as follows:

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited)
Statutory federal income tax rate	35.0%	35.0%
State and local income tax, net of federal benefit	1.6	3.9
Impact of foreign tax rates	1.0	0.1
Other, net	—	1.2
Valuation allowance	31.5	(2.6)

	69.1%	37.6%

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Deferred income tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. Significant components of deferred tax assets (liabilities) are shown in the following table:

	December 31, 2003		September 30, 2004
	Current	Non-Current	Current	Non-Current
Accrued expenses	$1,762	$—	$566	$—
Intangible assets	—	(19,330)	—	(24,097)
Property and equipment	—	(1,968)	—	(5,640)
Employee benefits	2,256	—	2,987	—
Accounts receivable	1,527	—	490	—
Intangible asset impairment	—	19,845	—	24,201
R&E Credit	—	607	—	607
Federal and state net operating loss carryforwards	—	48,822	—	34,907
Other-net	144	—	677	(224)

Deferred tax asset	5,689	47,976	4,720	29,754
Valuation allowance	(5,320)	(67,676)	(4,281)	(55,799)

Net deferred tax asset (liability)	$369	$(19,700)	$439	$(26,045)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based upon the weight of evidence, it more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and NOLs (net operating losses) become deductible or are utilized. Primarily as a result of impairment losses recognized in the fourth quarter of 2003 which caused us to have cumulative losses since our 2002 acquisition, our expectation that this cumulative loss position would not reverse in 2004, and the inability to consider the deferred tax liabilities arising from our tax basis deductions of goodwill, we concluded that it was appropriate to establish a full valuation allowance against our net deferred tax assets, excluding deferred tax liabilities related to goodwill, using the “more likely than not” criteria. The deferred tax assets arise primarily from accumulated U.S. federal and state NOLs, which expire between 2006 and 2023, and the impairment of intangible assets. These NOLs relate primarily to Brience’s operations in periods prior to the February 14, 2002 date when those results have been included in our financial statements.

The Tax Reform Act of 1986 imposes restrictions on the utilization of NOLs and tax credit carryforwards in the event of an “ownership change,” as defined by the Internal Revenue Code. Our ability to utilize NOLs and tax credit carryforwards may be subject to restrictions pursuant to these provisions.

20. Commitments and Contingencies

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2003, we have considered all of the claims and disputes of which we are aware and accrued amounts in our analysis of doubtful accounts or probable loss accruals.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The most significant of these claims, in terms of dollars sought, is described below.

SBC Communications, Inc., d/b/a SBC Ameritech, SBC Southwestern Bell and SBC Pacific Bell (collectively, SBC), have asserted claims against us in the total principal sum of $7,281, based on alleged overcharging for services we provided. We deny the claims, believe they are unfounded and on April 15, 2003 filed a complaint in Hillsborough County, Florida against SBC Southwestern Bell and SBC Pacific Bell seeking a Declaratory Judgment denying their claims and seeking $1,358 they have refused to pay. On June 28, 2004, SBC Ameritech filed a Demand for Arbitration in Chicago seeking $2,100 of the $7,281 it claims it was over-billed by us. We filed a motion to dismiss/abate the Demand on July 19, 2004 based on SBC Ameritech’s failure to engage in mediation prior to arbitration, as required by the contract under which it alleges it was over-billed. The motion was denied on December 14, 2004. We are now engaged in arbitration.

21. Related Party Transactions

In addition to related party transactions disclosed elsewhere in the footnotes, the following summarizes information related to additional related party transactions.

Professional Services Agreement

We have agreed to pay GTCR an annual fee of $500 for its ongoing services as our financial and management consultant. We incurred $375 (unaudited) and $375 for the nine months ended September 30, 2003 and 2004, respectively.

Additionally, in connection with the Third Amendment to our senior credit facility on September 30, 2004, we paid GTCR a $445 placement fee.

Other

GTCR Capital Partners, L.P., an investment fund affiliated with our controlling equityholder, purchased $30,000,000 face value amount of our Senior Subordinated Notes in 2002. These notes were sold in the fourth quarter of 2003. In addition, Verizon purchased $75 million face value of our Term Note B of the senior credit facility but had sold them by May 2002.

GTCR Fund VII, L.P., investment fund affiliated with our controlling equityholder, has loaned Mr. Evans approximately $1,000,000 to fund a portion of the purchase price for his purchase of Co-Invest Units and Carried Units of Syniverse LLC. This loan bears interest at a rate of 10% per annum. This loan is not recorded in our financial statements.

We transact business and recognize revenues and expenses from Transaction Network Services, Inc., a company affiliated with the controlling unitholder of Syniverse LLC. For the nine months ended September 30, 2003 and 2004, we recognized revenues in the amount of $1,625 (unaudited) and $1,228, respectively. For the nine months ended September 30, 2003 and 2004, we recognized expenses in the amount of $379 (unaudited) and $133, respectively.

22. Verizon Revenue Guaranty Agreement

Verizon has agreed, through December 31, 2005, to make quarterly payments to us if the amount of wireless revenues, as defined, for a given period is less than the revenue target for such period. In general the revenue

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

guaranty payments will be due if wireless revenues during each of the years in the period from February 14, 2002 to December 31, 2005 are less than 82.5% of the agreed-upon targets. The payments due would be calculated as equal to 61.875% of the quarterly shortfall. No payments from Verizon have been required through December 31, 2003 and none are expected to be due under the guaranty agreement for 2004.

23. Subsequent Event

On January 17, 2005, our parent contributed its ownership of all the non-voting common stock of Syniverse Networks to us.

From February 14, 2002 until January 17, 2005, our parent owned all of the non-voting common stock and we owned all of the voting preferred stock of Syniverse Networks. Prior to February 14, 2002, the Verizon business, which we acquired, owned all of the operations that are now referred to as Networks. Since this was a business combination of entities under common control, we have accounted for this transaction in a manner similar to a pooling of interests. As a result, all of our financial statements for this common control period have been restated to include all of the historical results of Syniverse Networks.

On                 , 2005 the Company’s Board of Directors approved (i) the reclassification of the outstanding shares of our non-voting class B common stock into shares of our voting common stock, (ii) the 1-for-2.51 reverse stock split of the Company’s common stock with respect to the number of shares but not the par value per share, (iii) the increase in the number of shares reserved for issuance under the Non-Employee Directors Plan for a total of 159,754 shares of our common stock reserved for issuance and (iv) the increase in the number of shares to be granted to new non-employee directors who do not otherwise have an equity interest in our company under the Non-Employee Directors Plan to 20,000 shares of our common stock, effective concurrent with the initial public offering. All shares of common stock and per common share amounts have been retroactively restated to reflect this reverse stock split.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

24. Supplemental Consolidating Financial Information

Syniverse’s payment obligations under the senior subordinated notes, described in Note 13 above, are guaranteed by Syniverse LLC, Syniverse Inc., and all domestic subsidiaries of Syniverse including Syniverse Finance, Syniverse Networks, and Syniverse Brience (collectively, the Guarantors). The results of Syniverse BV and Syniverse Limited are immaterial and are included in the results of Syniverse. Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations, and statements of cash flows information for Syniverse LLC (parent only), Syniverse Inc., and for the guarantor subsidiaries. The supplemental financial information reflects the investments of Syniverse LLC and Syniverse Inc. using the equity method of accounting.

CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2004

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$12,826	$65	$135	$—	$13,026
Accounts receivable, net of allowances	—	32,786	40,748	93	—	73,627
Accounts receivable—affiliates	—	50,285	22,895	—	(73,180)	—
Deferred tax assets	—	—	439	—	—	439
Prepaid and other current assets	—	4,484	300	71	—	4,855

Total current assets	—	100,381	64,447	299	(73,180)	91,947

Property and equipment, net	—	11,372	25,575	130	—	37,077
Capitalized software, net	—	43,392	11,514	222	—	55,128
Deferred costs, net	—	12,292	—	—	—	12,292
Goodwill	—	89,249	271,402	789	—	361,440
Identifiable intangibles, net:
Customer contract, net	—	3,403	2,475	449	—	6,327
Customer base, net	—	128,040	84,790	—	—	212,830
Notes receivable-affiliates	—	—	401,985	—	(401,985)	—
Investment in subsidiaries	224,397	786,122	500	—	(1,011,019)	—

Total assets	$224,397	$1,174,251	$862,688	$1,889	$(1,486,184)	$777,041

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$6,908	$—	$25	$—	$6,933
Accounts payable—affiliates	—	—	47,862	3,455	(51,317)	—
Accrued payroll and related benefits	—	10,925	—	606	—	11,531
Accrued interest	—	27,148	—	—	(21,909)	5,239
Other accrued liabilities	—	22,344	375	205	—	22,924
Current portion of Term Note B, net of discount	—	1,490	—	—	—	1,490

Total current liabilities	—	68,815	48,237	4,291	(73,226)	48,117

Long-term liabilities:
Deferred taxes	—	2,604	23,441	—	—	26,045
Payable to affiliate	—	401,985	—	—	(401,985)	—
Senior Subordinated Notes, net of discount	—	241,622	—	—	—	241,622
Term Note B, net of discount	—	234,101	—	—	—	234,101
Other long-term liabilities	—	2,759	—	—	—	2,759

Total long-term liabilities	—	883,071	23,441	—	(401,985)	504,527

Commitments and contingencies

Redeemable preferred stock	327,429	—	—	—	—	327,429

Stockholders’ equity (deficit):
Common stock	40	—	—	21	(21)	40
Additional paid-in capital	45,206	370,643	1,002,260	2,151	(1,375,054)	45,206
Accumulated deficit	(148,559)	(148,559)	(211,550)	(4,556)	364,665	(148,559)
Accumulated other comprehensive income	281	281	300	(18)	(563)	281

Total stockholders’ equity (deficit)	(103,032)	222,365	791,010	(2,402)	(1,010,973)	(103,032)

Total liabilities and stockholders’ equity (deficit)	$224,397	$1,174,251	$862,688	$1,889	$(1,486,184)	$777,041

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated

Revenues	$—	$102,107	$141,128	$885	$(29)	$244,091

Costs and expenses:
Cost of operations	—	32,509	71,720	754	—	104,983
Sales and marketing	—	5,831	8,101	1,127	—	15,059
General and administrative	—	9,359	16,766	1,822	(29)	27,918
Provision for (recovery of) uncollectible accounts	—	(67)	(25)	62	—	(30)
Depreciation and amortization	—	17,471	12,670	182	—	30,323
Restructuring	—	—	—	289	—	289
Impairment losses on intangible assets	—	8,982	—	—	—	8,982

	—	74,085	109,232	4,236	(29)	187,524

Operating income (loss)	—	28,022	31,896	(3,351)	—	56,567
Other income (expense), net:
Income from equity investment	17,317	68,648	—	—	(85,965)	—
Interest income	—	687	57,022	3	(56,785)	927
Interest expense	—	(79,907)	(17,028)	(15)	56,785	(40,165)
Other, net	—	(133)	—	121	—	(12)

	17,317	(10,705)	39,994	109	(85,965)	(39,250)

Income (loss) before provision for income taxes	17,317	17,317	71,890	(3,242)	(85,965)	17,317
Provision for income taxes	6,508	6,508	27,213	—	(33,721)	6,508

Net income (loss)	10,809	10,809	44,677	(3,242)	(52,244)	10,809
Preferred stock dividends	(23,379)	—	(17,233)	—	17,233	(23,379)

Net loss attributable to common stockholders	$(12,570)	$10,809	$27,444	$(3,242)	$(35,011)	$(12,570)

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$10,809	$10,809	$44,677	$(3,241)	$(52,245)	$10,809
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization including amortization of deferred debt issuance costs	—	24,568	12,670	182	—	37,420
Provision for (recovery of ) uncollectible accounts	—	(66)	(25)	61	—	(30)
Deferred income tax expense	—	995	5,280	—	—	6,275
Loss on disposition of property	—	64	69	—	—	133
Impairment losses on intangible assets	—	8,982	—	—	—	8,982
Income from equity investment	(17,317)	(68,619)	—	—	85,936	—
Changes in operating assets and liabilities:
Accounts receivable	—	(2,171)	(9,152)	94	1,300	(9,929)
Other current assets	—	1,260	63	(20)	—	1,303
Accounts payable	6,508	26,364	2,391	3,725	(35,020)	3,968
Other current liabilities	—	(3,502)	52	(795)	29	(4,216)
Other assets and liabilities	—	(461)	—	—	—	(461)

Net cash provided by (used in) operating activities	—	(1,777)	56,025	6	—	54,254

Cash flows from investing activities
Capital expenditures	—	(4,980)	(12,401)	(22)	—	(17,403)
Acquisition of IOS North America	—	(55,375)	—	—	—	(55,375)
Dividends received from equity investment	—	43,565	—	—	(43,565)	—

Net cash used in investing activities	—	(16,790)	(12,401)	(22)	(43,565)	(72,778)

Cash flows from financing activities
Dividends paid	—	—	(43,565)	—	43,565	—
Principal payments on Term Note B	—	(20,100)	—	—	—	(20,100)
Borrowings under Term Note B	—	44,500	—	—	—	44,500
Debt issuance costs paid	—	(1,102)	—	—	—	(1,102)

Net cash provided by (used in) financing activities	—	23,298	(43,565)	—	43,565	23,298

Effect of exchange rate changes on cash	—	—	—	(47)	—	(47)

Net increase (decrease) in cash	—	4,731	59	(63)	—	4,727
Cash at beginning of period	—	8,095	6	198	—	8,299

Cash at end of period	$—	$12,826	$65	$135	$—	$13,026

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2003

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash	$—	$8,293	$6	$—	$8,299
Accounts receivable, net of allowances	—	29,843	31,768	—	61,611
Accounts receivable—affiliates	—	22,728	22,402	(45,130)	—
Deferred tax assets	—	—	369	—	369
Prepaid and other current assets	—	5,795	489	—	6,284

Total current assets	—	66,659	55,034	(45,130)	76,563

Property and equipment, net	—	13,867	19,681	—	33,548
Capitalized software, net	—	55,274	12,379	—	67,653
Deferred costs, net	—	14,584	—	—	14,584
Goodwill	—	59,861	271,402	—	331,263
Identifiable intangibles, net:
Customer contract, net	—	5,880	3,825	—	9,705
Trademark	—	327	358	—	685
Customer base, net	—	107,820	88,450	—	196,270
Notes receivable-affiliates	—	—	401,985	(401,985)	—
Investment in subsidiaries	213,733	787,536	—	(1,001,269)	—

Total assets	$213,733	$1,111,808	$853,114	$(1,448,384)	$730,271

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$4,072	$—	$—	$4,072
Accounts payable—affiliates	—	—	45,174	(45,174)	—
Accrued payroll and related benefits	—	8,879	2	—	8,881
Accrued interest	—	14,136	—	—	14,136
Other accrued liabilities	—	17,093	326	—	17,419
Current portion of Term Note B, net of discount	—	33,589	—	—	33,589

Total current liabilities	—	77,769	45,502	(45,174)	78,097

Long-term liabilities:
Deferred taxes	—	1,609	18,091	—	19,700
Payable to affiliate	—	401,985	—	(401,985)	—
Senior Subordinated Notes, net of discount	—	241,037	—	—	241,037
Term Note B, net of discount	—	174,749	—	—	174,749
Other long-term liabilities	—	2,955	—	—	2,955

Total long-term liabilities	—	822,335	18,091	(401,985)	438,441

Commitments and contingencies

Redeemable preferred stock	304,050	—	—	—	304,050

Stockholders’ equity (deficit):
Common Stock	40	—	—	—	40
Additional paid-in capital	68,585	370,646	1,002,256	(1,372,902)	68,585
Accumulated deficit	(159,368)	(159,368)	(213,161)	372,529	(159,368)
Accumulated other comprehensive income	426	426	426	(852)	426

Total stockholders’ equity (deficit)	(90,317)	211,704	789,521	(1,001,225)	(90,317)

Total liabilities and stockholders’ equity (deficit)	$213,733	$1,111,808	$853,114	$(1,448,384)	$730,271

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated

Revenues	$—	$102,853	$98,383	$—	$201,236

Costs and expenses:
Cost of operations	—	30,346	50,042	—	80,388
Sales and marketing	—	7,817	5,842	—	13,659
General and administrative	—	14,255	13,982	—	28,237
Provision for uncollectible accounts	—	545	456	—	1,001
Depreciation and amortization	—	16,893	10,674	—	27,567
Restructuring	—	1,298	1,150	—	2,448

	—	71,154	82,146	—	153,300

Operating income	—	31,699	16,237	—	47,936
Other income (expense), net:
Income from equity investment	3,956	47,657	—	(51,613)	—
Interest income	—	8,715	31,442	(39,611)	546
Interest expense	—	(84,113)	(23)	39,611	(44,525)
	—	(2)	1	—	(1)

	3,956	(27,743)	31,420	(51,613)	(43,980)

Income before provision for income taxes	3,956	3,956	47,657	(51,613)	3,956
Provision for income taxes	2,734	2,734	17,114	(19,848)	2,734

Net income	1,222	1,222	30,543	(31,765)	1,222
Preferred stock dividends	(22,814)	—	(15,666)	15,666	(22,814)

Net income (loss) attributable to common stockholders	$(21,592)	$1,222	$14,877	$(16,099)	$(21,592)

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net income	$1,222	$1,222	$30,543	$(31,765)	$1,222
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization including amortization of deferred debt issuance costs	—	26,539	10,674	—	37,213
Provision for uncollectible accounts	—	545	456	—	1,001
Deferred income tax (benefit) expense	—	(4,402)	7,360	—	2,958
Income (loss) from equity investment	(3,956)	(47,657)	—	51,613	—
Gain on lease termination	—	—	(1,250)	—	(1,250)
Changes in current assets and liabilities:
Accounts receivable	—	3,365	(21,880)	17,028	(1,487)
Other current assets	—	620	1,921	—	2,541
Accounts payable	—	14,259	20,198	(34,107)	350
Other current liabilities	2,734	(4,580)	(3,043)	(2,747)	(7,636)
Other assets and liabilities	—	(1,284)	1,459	—	175

Net cash provided by (used in) operating activities	—	(11,373)	46,438	22	35,087

Cash flows from investing activities
Capital expenditures	—	(2,717)	(9,404)	—	(12,121)
Dividends received from equity investment	—	39,610	—	(39,610)	—

Net cash provided by (used in) investing activities	—	36,893	(9,404)	(39,610)	(12,121)

Cash flows from financing activities
Dividends paid	—	—	(39,610)	39,610	—
Debt issuance costs paid	—	(1,683)	—	—	(1,683)
Principal payments on Term Note B	—	(57,167)	—	—	(57,167)
Capital contribution	—	—	22	(22)	—

Net cash provided by (used in) financing activities	—	(58,850)	(39,588)	39,588	(58,850)

Net decrease in cash	—	(33,330)	(2,554)	—	(35,884)
Cash at beginning of period	—	39,576	2,614	—	42,190

Cash at end of period	$—	$6,246	$60	$—	$6,306

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders

Syniverse Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Syniverse Holdings, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syniverse Holdings, Inc. and predecessor as of December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Tampa,	Florida
, 2005

The accompanying consolidated financial statements give effect to the reverse stock split of the Company’s common stock, which will take place prior to the effectiveness of the Company’s planned initial public offering. All shares of common stock and per share amounts have been retroactively restated to reflect the effect of the reverse stock split. The above report is in the form expected to be furnished by Ernst & Young LLP upon completion of the reverse stock split described in Note 25 to the December 31, 2003 consolidated financial statements, the completion of our audits and, assuming that up until the date of such completion and issuance of the financial statements, no other material events have occurred that would affect the accompanying consolidated financial statements or disclosures therein.

/s/    ERNST & YOUNG LLP

Tampa,	Florida
January	26, 2005

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

	December 31, 2002	December 31, 2003
ASSETS
Current assets:
Cash	$42,190	$8,299
Accounts receivable, net of allowances of $2,424 and $2,535, respectively	55,193	61,611
Deferred tax assets	2,110	369
Prepaid and other current assets	5,811	6,284

Total current assets	105,304	76,563

Property and equipment, net	33,728	33,548
Capitalized software, net of accumulated amortization	73,914	67,653
Deferred costs, net	16,015	14,584
Goodwill	330,559	331,263
Identifiable intangibles:
Customer contract, net	13,594	9,705
Trademark	51,700	685
Customer base, net	207,124	196,270
Other assets	1,130	—

Total assets	$833,068	$730,271

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$8,194	$4,072
Accrued payroll and related benefits	6,672	8,881
Accrued interest	14,608	14,136
Other accrued liabilities	15,841	17,419
Current portion of Term Note B, net of discount	52,736	33,589

Total current liabilities	98,051	78,097

Long-term liabilities:
Deferred taxes	10,983	19,700
Subordinated Notes, net of discount	240,257	241,037
Term Note B, net of discount—less current portion	211,607	174,749
Other liabilities	1,250	2,955

Total long-term liabilities	464,097	438,441

Commitments and contingencies

Redeemable preferred stock of Brience (redemption value of $78,553 and $0 at December 31, 2002 and 2003, respectively)	78,553	—
Class A cumulative redeemable convertible preferred stock, par value $0.01; 300,000 shares authorized, 240,479.70 issued and outstanding at December 31, 2002 and 2003 including accrued and unpaid dividends of $33,340 and $63,570 at December 31, 2002, and 2003, respectively (redemption value of $273,820 and $304,050 at December 31, 2002 and 2003, respectively)	273,820	304,050

Stockholders’ deficit:
Class A common stock, $0.001 par value; 100,300,000 shares authorized; 39,837,648 shares issued and outstanding at December 31, 2002 and 2003	40	40
Class B common stock, $0.001 par value; 1,300,000 shares authorized; none issued or outstanding
Additional paid-in capital	20,261	68,585
Notes receivable from stockholders of Brience	(312)	—
Accumulated deficit	(101,442)	(159,368)
Accumulated other comprehensive income	—	426

Total stockholders’ deficit	(81,453)	(90,317)

Total liabilities and stockholders’ deficit	$833,068	$730,271

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
Revenues (including $122,397, $15,838, $1,617 and $2,313 from affiliates, respectively)	$361,358	$39,996	$296,044	$271,408

Costs and expenses:
Cost of operations (excluding depreciation and amortization shown separately below and including $34,460, $4,419, $687 and $457 from affiliates, respectively)	169,025	20,655	130,364	109,744
Sales and marketing	24,348	2,614	22,706	18,631
General and administrative (including $4,511, $443, $0 and $0 from affiliates, respectively)	41,245	3,001	42,630	39,881
Provision for (recovery of) uncollectible accounts	2,207	1,340	(693)	466
Depreciation and amortization	15,203	1,464	33,285	37,319
Restructuring	—	—	2,845	2,164
Impairment losses on intangible assets	—	—	—	53,712

	252,028	29,074	231,137	261,917

Operating income	109,330	10,922	64,907	9,491

Other income (expense), net:
Interest income (including $2,472, $221, $0 and $0 from affiliates, respectively)	3,903	432	965	768
Interest expense	—	—	(54,105)	(58,128)
Other, net	(80)	(19)	(275)	—

	3,823	413	(53,415)	(57,360)

Income (loss) from continuing operations before provision for income taxes	113,153	11,335	11,492	(47,869)
Provision for income taxes	43,895	4,418	9,320	10,057

Income (loss) from continuing operations	69,258	6,917	2,172	(57,926)

Discontinued operations:
Loss from discontinued operations (including loss on disposal of $312, net of income taxes of $0)	—	—	(1,541)	—

Net income (loss)	69,258	6,917	631	(57,926)
Preferred stock dividends	—	—	(33,340)	(30,230)

Net income (loss) attributable to common stockholders	$69,258	$6,917	$(32,709)	$(88,156)

Basic and diluted net loss per common share			$(0.82)	$(2.21)

Basic and diluted weighted average common shares outstanding			39,838	39,838

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(DOLLARS IN THOUSANDS)

	Class A Common Stock	Class B Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Notes Receivable from Brience Stock- holders	Accumulated Other Comprehensive Income (Loss)	Total
PREDECESSOR
Balance at December 31, 2000	$—	$—	$1	$100,614	$17,038	$—	$(346)	$117,307
Net income	—	—	—	—	69,258	—	—	69,258
Dividends declared	—	—	—	—	(33,750)	—	—	(33,750)
Tax benefit from exercise of stock options	—	—	—	289	—	—	—	289

Balance at December 31, 2001	—	—	1	100,903	52,546	—	(346)	153,104
Net income	—	—	—	—	6,917	—	—	6,917
Dividends declared	—	—	—	—	(26,514)	—	—	(26,514)
Tax benefit from exercise of stock options	—	—	—	3	—	—	—	3

Balance at February 13, 2002	$—	$—	$1	$100,906	$32,949	$—	$(346)	$133,510

SUCCESSOR
Balance at February 14, 2002	$40	$—	$—	$53,601	$(102,073)	$(312)	$—	$(48,744)
Net income	—	—	—	—	631	—	—	631
Accrued dividends on class A preferred stock	—	—	—	(33,340)	—	—	—	(33,340)

Balance, December 31, 2002	40	—	—	20,261	(101,442)	(312)	—	(81,453)
Net loss	—	—	—	—	(57,926)	—	—	(57,926)
Other comprehensive income—unrealized gains on investments	—	—	—	—	—	—	426	426

Comprehensive income	—	—	—	—	—	—	—	(57,500)
Accrued dividends on class A preferred stock	—	—	—	(30,230)	—	—	—	(30,230)
Acquisition of Brience, Inc. in common control merger	—	—	—	78,554	—	—	—	78,554
Cancellation of notes receivable from Brience, Inc. stockholders	—	—	—	—	—	312	—	312

Balance, December 31, 2003	$40	$—	$—	$68,585	$(159,368)	$—	$426	$(90,317)

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
Cash flows from operating activities
Net income (loss)	$69,258	$6,917	$631	$(57,926)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	15,203	1,464	41,962	49,265
Provision for (recovery of) uncollectible accounts	2,207	1,340	(693)	466
Deferred income tax benefit (expense)	(4,748)	(586)	8,873	10,458
Pension and other employee retirement benefits	3,861	546	—	—
Gain on lease termination	—	—	—	(1,250)
Loss on disposition of property	—	—	1,472	327
Impairment losses on intangible assets	—	—	—	53,712
Changes in operating assets and liabilities:
Accounts receivable	30,498	14,682	7,475	(6,644)
Other current assets	3,912	(1,641)	(1,814)	1
Accounts payable	(7,146)	2,732	(4,359)	(1,818)
Other current liabilities	18,236	(24,269)	6,602	(254)
Other assets and liabilities	—	—	(393)	2,085

Net cash provided by operating activities	131,281	1,185	59,756	48,422

Cash flows from investing activities
Capital expenditures	(10,406)	(606)	(12,278)	(18,280)
Acquisition of Softwright Holdings Limited net of cash acquired	—	—	—	(603)
(Increase) decrease in note receivable-affiliate	(89,425)	35,387	—	—

Net cash provided by (used in) investing activities	(99,831)	34,781	(12,278)	(18,883)

Cash flows from financing activities
Dividends paid	(33,750)	(11,250)	—	—
Debt issuance costs paid	—	—	—	(1,683)
Excess cash received at purchase date	—	—	1,884	—
Principal payments Term Note B	—	—	(15,641)	(62,059)
Retirement of short-term debt	—	—	(30,430)	—
Notes receivable from stockholders of Brience, Inc.	—	—	—	312

Net cash used in financing activities	(33,750)	(11,250)	(44,187)	(63,430)

Net increase (decrease) in cash	(2,300)	24,716	3,291	(33,891)
Cash at beginning of period	2,584	284	38,899	42,190

Cash at end of period	$284	$25,000	$42,190	$8,299

Supplemental cash flow information
Interest paid	$—	$—	$30,187	$46,152
Income taxes paid	24,019	22,554	1,605	—

Supplemental non-cash transactions
Note receivable of $63,525 and accrued liabilities of $48,261 distributed as dividend to stockholder	$—	$15,264	$—	$—
Reduction of goodwill and restructuring reserve accrual	—	—	666	284

See Notes to Consolidated Financial Statements.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

1. Description of Business and History

We are a leading provider of mission-critical technology services to wireless telecommunications companies worldwide. Our solutions simplify technology complexities by integrating disparate carriers’ systems and networks in order to provide seamless global voice and data communications to wireless subscribers. Many carriers depend on our integrated suite of services to solve their most complex technology-driven challenges and to facilitate the rapid deployment of next generation wireless services. We provide our services to over 300 telecommunication carriers in approximately 40 countries, including all of the ten largest U.S. carriers and six of the ten largest international carriers. We deliver most of our services to wireless carriers through a transaction-based recurring revenue model.

History

Syniverse, previously known as GTE Telecommunication Services, Inc., was incorporated in 1987 as an indirect wholly owned subsidiary of GTE Corporation (GTE). As a result of the merger of Bell Atlantic Corporation (Bell Atlantic) and GTE in June 2000, Syniverse became an indirect wholly owned subsidiary of Verizon Communications Inc. (Verizon). The merger of Bell Atlantic and GTE was accounted for as a pooling of interests business combination. Accordingly, references to affiliates and related parties include Verizon and its predecessor companies for all periods presented.

On February 14, 2002, we acquired all of the outstanding stock of Syniverse Technologies, Inc. from Verizon Communications Inc. (Verizon). Since the acquisition, all of our common and preferred shares have been owned by Syniverse Holdings, LLC, which is majority owned by funds affiliated with GTCR Golder Rauner, LLC (GTCR), a private equity investment firm. As of February 14, 2002, Verizon is no longer an affiliate or related party but remains our largest customer.

On March 1, 2004, we changed our corporate name from TSI Telecommunication Holdings, Inc. to Syniverse Holdings, Inc. In addition, we changed the names of each of our subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Syniverse Holdings, Inc. (Syniverse Inc.), Syniverse Technologies, Inc. (Syniverse), Syniverse Finance, Inc. (Syniverse Finance), Syniverse Networks, Inc. (Syniverse Networks), Syniverse Technologies, BV, Syniverse Brience, LLC (Syniverse Brience) and Syniverse Holdings Limited (Syniverse Limited). Syniverse Holdings, Inc. is wholly owned by Syniverse Holdings, LLC. References to “the Company” or “we” include all of the consolidated companies. All significant intercompany balances and transactions have been eliminated.

As described more fully in Note 5, we merged with Brience, Inc. (Brience), now known as Syniverse Brience, in July 2003. Funds associated with GTCR had common control of both Syniverse LLC and Brience from February 14, 2002 to the date of the merger and thus the merger was accounted for in a manner similar to a pooling of interests. Therefore, all of our historical financial statements since that 2002 date were restated to include Brience’s historical financial results.

As described more fully in Note 6, we acquired Softwright Holdings Limited (Softwright), now known as Syniverse Holdings Limited on December 19, 2003. The acquisition was accounted for using the purchase method of accounting.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The term “successor” refers to Syniverse Holdings, Inc. (Syniverse Inc.) and all of its subsidiaries, including Syniverse, following the acquisition of Syniverse on February 14, 2002. The term “predecessor” refers to Syniverse prior to being acquired by Syniverse Inc. on February 14, 2002.

Use of Estimates

We prepare our financial statements using accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

The majority of our revenues are transaction-based and derived from long-term contracts, typically averaging three to five years. Our revenues are primarily the result of the sale of our technology interoperability services, network services, number portability services, call processing services and enterprise solutions to wireless carriers throughout the world. In order to encourage higher customer transaction volumes, we generally negotiate tiered pricing schedules with our customers based on certain established transaction volume levels. Generally, there is also a seasonal increase in wireless roaming telephone usage and corresponding revenues in the high-travel months of the second and third fiscal quarters.

•	Technology Interoperability Services primarily generate revenues by charging per-transaction processing fees. For our wireless roaming clearinghouse, SMS routing services, and wireline network access billing, revenues vary based on the number of data/messaging records provided to us by wireless carriers for aggregation, translation and distribution among carriers. We recognize revenues at the time the transactions are processed.

•	Network Services primarily generate revenues by charging per-transaction processing fees. In addition, our customers pay monthly connection fees based on the number of network connections as well as the number of switches with which a customer communicates. The per-transaction fees are based on the number of intelligent network messages and intelligent network database queries made through our network and are recognized as revenues at the time the transactions are processed. In addition, a small amount of our revenues are generated through software license fees, maintenance agreements and professional services. License fee revenues consist principally of revenues from the licensing of our software and are generally recognized over the contract period. Maintenance agreements call for us to provide technical support and software enhancements to customers. Revenues on technical support and software enhancement rights are recognized ratably over the term of the support agreement. Professional services include consulting, training and installation services to our customers. Revenues from such services are generally recognized on a straight-line basis over the same period as the software license fees.

•	Number Portability Services primarily generate revenues by charging per-transaction processing fees, monthly fixed fees, and fees for customer implementations. We recognize processing revenues at the time the transactions are processed. We recognize monthly fixed fees as revenues on a monthly basis as the services are performed. We defer revenues related to customer implementations and recognize these fees on a straight-line basis over the life of the initial customer agreements.

•	Call Processing Services primarily generate revenues by charging per-transaction processing fees. The per-transaction fee is based on the number of validation, authorization and other call processing

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

messages generated by wireless subscribers. We recognize processing fee revenues at the time the transactions are processed.

•	Enterprise Solutions Services primarily generate revenues by charging per-subscriber fees. We recognize these revenues at the time the service is performed.

•	Off-Network Database Query Fees primarily generate revenues by providing access to these database providers. We pass these charges onto our customers, with little or no margin, based upon the charges we receive from the third party intelligent network database providers. We recognize revenues at the time the transaction is processed.

Due to our billing cycles, which for some products lag as much as 60 days after services are rendered, we estimate the amounts of unbilled revenue each reporting period. Our estimates are based on recent volume and pricing trends adjusted for material changes in contracted service. Historically, our estimates have correlated well with our actual billed revenue. Unanticipated changes in volume and pricing trends or material changes in contracted service could adversely affect our estimates of unbilled revenue.

Advertising Costs

We expense advertising costs as they are incurred. Advertising costs charged to expense amounted to $108, $217, $22 and $186 for the year ended December 31, 2003, the periods from February 14, 2002 to December 31, 2002, and January 1, 2002 to February 13, 2002, and the year ended December 31, 2001, respectively.

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs which are included in general and administrative expense in the consolidated statements of operations amounted to $15,616, $22,494, $2,527, and $26,658 for the year ended December 31, 2003, the periods from February 14, 2002 to December 31, 2002, and January 1, 2002 to February 13, 2002, and the year ended December 31, 2001, respectively.

Stock-Based Compensation

We participated in stock-based employee compensation plans sponsored by Verizon for the periods ending 2000, 2001 and the period from January 1, 2002 to February 13, 2002. We participated in a stock-based employee compensation plan sponsored by Brience for the period from February 14, 2002 to December 31, 2002.

On May 16, 2002, Syniverse Inc.’s Board of Directors adopted a Founders’ Stock Option Plan for non-employee directors, executives and other key employees of Syniverse Inc. In addition, the Board of Directors adopted a Directors’ Stock Option Plan on August 2, 2002.

We account for these plans and related grants there under using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees. However, pro forma information regarding net income and earnings per share as required by Statement of Financial Accounting Standards No. 148, Accounting for Stock Based Compensation, (SFAS 148) is determined as if we had accounted for our employee and non-employee director stock options under the fair value method of SFAS 123. Pro forma fair value method amounts of compensation are not materially different from the intrinsic value method and hence are not disclosed because the fair value of the options was not material.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Cash

We consider all highly liquid investments of operating cash with original maturities of three months or less to be a cash or cash equivalent. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts and are stated at cost, which approximates fair value.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that we expect to collect on our gross customer trade receivables. We establish a reserve for specific receivables with known collection problems due to circumstances such as liquidity or bankruptcy. Collection problems are identified using an aging of receivables analysis based on invoice due dates. Items that are deemed uncollectible are written off against the allowance for collection losses. We do not require deposits or other collateral from our customers and hence we are at risk for all accounts receivable.

We charge interest on overdue receivables, but do not recognize interest income until collected. At December 31, 2002 and 2003, accounts receivable includes interest receivable totaling $2,927 and $3,900, respectively, related to finance charges to customers, but the entire amount is offset by a contra account.

Property and Equipment, Net

Property and equipment consist primarily of hardware and software equipment necessary to operate our SS7 network, leasehold improvements and furniture in our headquarter facilities, which are recorded at cost and depreciated using the straight-line method over the estimated remaining lives.

The asset lives used are presented in the following table:

Average Lives (In Years)
Equipment	5-10
Furniture and fixtures	6
Leasehold improvements	Shorter of term of lease or life of asset

When the depreciable assets are replaced, retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the respective accounts and any gains or losses on disposition are recognized in income.

Betterments, renewals and extraordinary repairs which increase the value or extend the life of the asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Capitalized Software Costs

We capitalize the cost of internal-use software, which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

computer software costs are amortized using the straight-line method over a period of three years. Amortization of capitalized software costs included in depreciation and amortization in the consolidated statements of income was $7,186, $524, $9,801, and $11,007 for the periods 2001, January 1, 2002 to February 13, 2002, and February 14, 2002 to December 31, 2002, and December 31, 2003, respectively.

Deferred Costs

We amortize deferred financing costs, which are included in deferred costs on the accompanying consolidated balance sheet, using the effective interest method and record such amortization as interest expense. Amortization of debt discount and annual commitment fees for unused portions of available borrowings are also recorded as interest expense.

Deferred costs also include direct and incremental costs related to customer implementations of our number portability services, for which the revenues are also being deferred. These costs are being recognized over the same period as the revenues, which is the customer’s initial contract term.

Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at the reporting-unit level, at least annually, or more frequently if indicators of impairment arise, in accordance with the provisions of Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. A reporting unit is an operating segment or one level below an operating segment, referred to as a component. We have not identified any components within our single operating segment and, hence, have a single reporting unit for purposes of our goodwill impairment test.

Identifiable Intangible Assets

We amortize identifiable intangible assets with other than indefinite lives over their contractual or estimated useful lives using the straight-line method. As of December 31, 2002 and 2003, accumulated amortization totaled $13,282 and $28,545, respectively. There were no identifiable intangible assets prior to February 14, 2002.

Impairment Losses

We evaluate our depreciable and amortizable long-lived assets including property and equipment, capitalized software and amortizable identifiable intangible assets, for impairments under Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long Lived Assets. In accordance with SFAS 144, we utilize the three-step approach for recognizing and measuring the impairment of assets to be held and used. That is, (1) we consider whether indicators of impairment are present; (2) if indicators of impairment are present, we determine whether the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question is less than its carrying amount; and (3) if less, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value. Fair value is estimated based on discounted future cash flows. Assets to be sold must be stated at the lower of the assets’ carrying amount or fair value and depreciation is no longer recognized. SFAS 144 was adopted on January 1, 2002. Prior to SFAS 144’s adoption, we accounted for impairments under Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

Derivatives

Financial Accounting Standards Board Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of its derivative instruments as either

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

assets or liabilities in the statement of financial position at fair value. To protect against interest rate risk, we acquired an interest rate cap during the year ended December 31, 2003. Because the interest rate cap did not meet the criteria for hedge accounting, all changes in fair value are immediately recognized in earnings (see Note 14).

Income Taxes

Syniverse Inc. files a consolidated income tax return with its wholly-owned subsidiaries and therefore the accompanying financial statements include a provision for income taxes related to Syniverse Inc. and its subsidiaries using Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Brience filed a separate consolidated income tax return for periods prior to our merger (see Note 5).

Other Comprehensive income

Accumulated other comprehensive income relates entirely to unrealized gains on available-for-sale securities. Accumulated unrealized gains on available-for-sale securities were $426 for the year ended December 31, 2003.

Available-for-Sale Securities

Our investments in equity securities are composed of a less than 10% ownership in a small publicly held company, and are categorized as available-for-sale as defined by Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities. These equity securities are included in other current assets in the accompanying consolidated balance sheets and are recorded at fair value based on quoted market prices. The cost of each equity security is determined primarily on a specific identification method. Unrealized holding gains and losses are reflected, net of income tax, as a separate component of accumulated other comprehensive income (loss). At December 31, 2003 and December 31, 2002, available-for-sale securities had a fair value of $426 and $0, respectively. Because the cost of these securities had previously been written off due to other-than-temporary declines in value, the fair value of these securities reflects unrealized holding gains of $426 at December 31, 2003.

Foreign Currency Translation

In accordance with Statement of Financial Accounting Standard No. 52 (SFAS 52), Foreign Currency Translation, income and expense accounts of foreign operations are translated at the weighted average exchange rates during the year. Assets, including goodwill, and liabilities of foreign operations that operate in a local currency environment are translated to U.S. dollars at the exchange rates in effect at the balance sheet date, with the related translation gains or losses reported as a separate component of stockholders’ deficit.

Employee Benefit Plans

We participated in Verizon benefit plans in 2001, and the period from January 1, 2002 to February 13, 2002. Under these plans, pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations were accrued currently. Prior service costs and credits resulting from changes in plan benefits were amortized over the average remaining service period of the employees expected to receive benefits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Segment Reporting

For all periods reported, we operated as a single segment, since our chief operating decision maker decides resource allocations on the basis of our consolidated financial results. In the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003, we derived 92.1%, 91.3%, 90.4% and 87.8%, respectively, of our revenues from customers in the United States.

Net Income (Loss) Per Common Share

We compute net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share. Basic net loss per common share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As of December 31, 2003 and 2002, options to purchase 156,871 and 137,328 shares of common stock, respectively, were outstanding. Due to the anti-dilutive nature of the options and the class A cumulative redeemable convertible preferred stock, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As a result, the basic and diluted net losses per common share amounts are identical.

We have not presented earnings per share for periods prior to February 14, 2002 because we were a subsidiary of Verizon and these amounts are meaningless.

Reclassifications

Certain prior year balances have been reclassified to conform to the 2003 presentation.

3. Recent Accounting Pronouncements

In January 2003, FASB Interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities was issued. This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Nonpublic entities with an interest in an entity that is subject to FIN 46 and that is created after December 31, 2003, shall apply FIN 46 to that entity immediately. Nonpublic enterprises shall apply this Interpretation to all entities that are subject to FIN 46 by the beginning of the first annual period beginning after December 15, 2004. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We do not believe that FIN 46 has any impact on our financial statements currently. However, if we enter into certain types of transactions in the future, including special purpose entities, then consolidation of that entity might be required.

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(DOLLARS IN THOUSANDS)

In April 2003, the FASB issued Statement No. 149 (SFAS 149), Accounting for Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement has not had a material impact on our financial statements.

In May 2003, the FASB issued Statement No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this statement has not had a material impact on our financial statements.

4. Acquisition of Syniverse

On February 14, 2002, Syniverse Inc. acquired Syniverse by merging its wholly owned subsidiary, TSI Merger Sub, Inc., with and into Syniverse (the “acquisition”). Pursuant to the merger agreement, Verizon Information Services Inc. received merger consideration equal to $770,000 in cash. Fees and expenses of approximately $37,300 were paid. A working capital adjustment of $1,400 was paid to Verizon in May 2002. Syniverse Inc. is a corporation formed by Syniverse LLC, which is owned by GTCR Fund VII, L.P., certain of its affiliates and co-investors, G. Edward Evans (Syniverse’s chief executive officer) and certain other members of Syniverse’s management. Syniverse is a leading provider of mission-critical transaction processing services to wireless telecommunications carriers throughout the world. As a result of the acquisition, the ultimate Parent expects to increase market share due to independence from Verizon.

The acquisition was funded as follows:

Equity contribution	$255,335
Cash held by Syniverse	25,000
Working capital adjustment paid in May 2002	1,400
Acquisition fees and expenses paid after closing using cash generated from operations	6,948
Senior credit facility
Revolving credit facility	5,430
Term Note B, net of discount	275,000
Senior Subordinated Notes, net of discount	239,570

$808,683

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The following table summarizes the fair values of the assets acquired and liabilities assumed at February 14, 2002, the date of the acquisition.

Cash and other current assets	$92,499
Property and equipment	35,049
Intangible assets not subject to amortization—
Trademark	51,700
Intangible assets subject to amortization—(19 year weighted-average useful life)
Software (11 year weighted-average useful life)	78,532
Contract (4 year weighted-average useful life)	17,400
Customer Base (20 year weighted-average useful life)	216,600
Deferred financing costs	19,269
Goodwill	330,559

Total assets acquired	841,608
Current liabilities, excluding long-term debt	(62,940)
Restructuring	(3,333)
Long-term debt	(520,000)

Total liabilities assumed	(586,273)

Net assets acquired	$255,335

The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and EITF 88-16, Basis in Leveraged Buyout Transactions.

The purchase accounting adjustments have been recorded in the condensed consolidated balance sheet as of February 14, 2002 and are reflected in all periods subsequent to February 13, 2002. The excess purchase price we paid over the fair market value of the tangible assets and liabilities of Syniverse as of the date of the acquisition was approximately $330,559 and is reflected as goodwill in the accompanying condensed consolidated balance sheet. The purchase price resulted in the recognition of goodwill due to additional value attributable to Syniverse’s market share, enterprise product development capabilities and management team.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the new intangible asset balance has been allocated between identifiable intangible assets and remaining goodwill. Goodwill will not be amortized, but is subject to an ongoing assessment for impairment. As a part of the transactions, we have elected for income tax purposes to treat the acquisition as an asset purchase resulting in a step-up in tax basis equal to the new book basis. As a result, all deferred taxes were eliminated in purchase accounting. Goodwill is being deducted for tax purposes over a 15-year period beginning February 14, 2002.

The fair values of certain of the tangible and all of the intangible assets acquired were determined by the Company with the assistance of American Appraisal Associates, a third-party appraisal firm. A cost approach was used for valuing the tangible assets. An income valuation approach using the discounted future cash flows method was used for valuing the customer contract related to the Verizon guaranty agreement and customer base, the relief from royalty method for valuing the trademark and either relief of royalty or replacement cost methods for valuing the capitalized software. The valuations considered historical financial results and trends, our historical customer renewal rates, and known or expected customer attrition in determining the assigned values and useful lives.

The estimated future cash flows for the Verizon customer contract, customer base, trademark and capitalized software were discounted using a weighted average cost of capital between 15.5% and 17.0%. The weighted average cost of capital was based upon an analysis of the weighted average cost of capital for guideline companies within the technology industry. The useful lives of the intangible assets were based on the period over

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

which we expect these assets to contribute directly or indirectly to the future cash flows. Our historical customer attrition rate, which historically has been low, and known or expected customer losses were considered in the determination of the useful life of the customer base. Our historical lifecycle trends, legal and contractual obligations as well as technological advances were considered in the determination of the useful lives of the capitalized software. The life of the Verizon customer contract was used as its useful life.

The unaudited pro forma results presented below include the effects of the acquisition as if it had been consummated at the beginning of year and the period prior to acquisition. Pro forma adjustments arise due to the asset revaluation and debt incurred. The unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated at the beginning of the year prior to acquisition.

	Predecessor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002
Pro Forma:
Revenues	$361,358	$39,996
Net income	25,464	1,133
Net income (loss) attributable to common stockholders	227	(1,909)

5. Acquisition of Brience

On July 23, 2003, we merged with Brience, now known as Syniverse Brience. Historically, Brience developed and sold information access and integration software products to large enterprises. At the time of the merger, however, Brience’s business was limited to selling and servicing its Mobile Processing Server product.

As a result of the merger, each share of Series C Preferred Stock of Brience outstanding as of the effective time of the merger was converted into a right to receive a pro rata share of 1.67 shares of class B common stock, par value $.01 per share (the “merger consideration”), of Syniverse Networks, under the terms and subject to the conditions set forth in the merger agreement. All other outstanding classes of stock of Brience were canceled and retired with no right to payment under the terms of the merger agreement. Concurrent with the merger, the holders of Series C Preferred Stock other than GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. entered into an exchange agreement with Syniverse LLC pursuant to which such parties (the “exchanging parties”) exchanged all of the merger consideration received by the exchanging parties in the merger in exchange for a pro rata portion of 19,775.01 Common Units of Syniverse LLC. Also concurrent with the merger, GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. (the “investors”) entered into a contribution agreement pursuant to which the investors agreed to contribute to Syniverse LLC all of the merger consideration received by the investors in the merger in exchange for a pro rata portion of 80,224.99 Common Units of Syniverse LLC.

At the time of the merger, GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively were majority owners of Brience and owned approximately 64% of the outstanding common stock of Brience on a fully diluted basis. GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively own approximately 52% of the outstanding common units of Syniverse LLC and their affiliate, GTCR Fund VII/A, L.P., owns approximately 26% of the common units of Syniverse LLC. Since funds associated with GTCR had a controlling interest in both Brience and Syniverse LLC at the time of the merger, the transaction is accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Brience were combined at their historical amounts as of the date that GTCR had control of both entities (February 14, 2002). For historical accounting purposes, the historical financial results of Brience have only been combined for the periods during

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

which Syniverse LLC and Brience were under common control of funds associated with GTCR. Accordingly, our historical consolidated financial statements have been restated to include the financial results of Brience beginning on the date when funds associated with GTCR had common control of both entities (February 14, 2002). For the minority interest of Brience not owned by GTCR affiliates at the time of the combination, purchase accounting has been applied. However, the effects of the fair value adjustments relating to this purchase accounting were deemed to be insignificant, and therefore, recorded at zero for purposes of these financial statements.

The accompanying financial statements for the period beginning February 14, 2002 have been restated to give effect to the combination, accounted for similar to a pooling of interests.

6. Acquisition of Softwright

On December 19, 2003, we acquired for cash the outstanding stock of Softwright Holdings Limited, now known as Syniverse Holding Limited. Syniverse Limited develops licensed software products and services for mobile operators and enterprise customers in Europe. Softwright’s product portfolio focuses on number portability, technical support and hosting services, and other advanced technology solutions. Pursuant to the purchase agreement, we paid consideration equal to $775 in cash including acquisition costs of $156. Preliminary estimates of the fair value of liabilities assumed in connection with the acquisition totaled approximately $1,268. Total assets, which were recorded at preliminary estimates of fair value, related to the acquisition were approximately $2,043, including goodwill of approximately $704, customer contracts of $520 and capitalized software of $273. The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, and is included in our results of operations from the date of the acquisition.

Under the terms of the acquisition agreement, we agreed to make an additional payment not to exceed £2.0 million to the former owners of the acquired company no later than March 31, 2005 if this operation achieves a certain pre-determined profitability as measured by EBITDA (earnings before interest, taxes, depreciation and amortization) for the period ending October 31, 2004. No amounts have been accrued for this additional earn-out as of December 31, 2003.

7. Concentration of Business

Financial instruments that subject us to concentrations of credit risk are limited to our trade receivables from major customers. We generated revenues from services provided to Verizon and its predecessors of $62,866, $87,989, $15,838, and $122,397 for the year ended December 31, 2003, the period from February 14, 2002 to December 31, 2002, the period from January 1, 2002 to February 13, 2002, and the year ended December 31, 2001, respectively. No other customer represented more than 10% of revenues in the year ended December 31, 2003, the periods from February 14, 2002 to December 31, 2002, and January 1, 2002 to February 13, 2002, and the year ended December 31, 2001, although a significant amount of our remaining revenues was generated from services provided to a small number of other wireless providers.

8. Fair Value of Financial Instruments

Cash, receivables, accounts payable and revolving line of credit are reflected in the financial statements at their carrying value, which approximate their fair value due to the short maturity.

Available-for-sale securities are carried at fair value based on quoted market prices and are included in other current assets in the accompanying consolidated balance sheets. The cost of each equity security is determined primarily on a specific identification method. Unrealized holding gains and losses are reflected, net of income

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

tax, as a separate component of accumulated other comprehensive income (loss). At December 31, 2002 and 2003, available-for-sale securities had a fair value of $0 and $426, respectively. Because the cost of these securities had previously been written off due to other-than-temporary declines in value, the fair value of these securities reflects unrealized holding gains of $426 at December 31, 2003.

The estimated fair values of our Term Note B and Senior Subordinated Notes are based on prices prevailing in the market.

The carrying amounts and fair values of our long-term debt as of December 31, 2002 and 2003 are as follows:

	December 31, 2002		December 31, 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Term Note B	$264,343	$258,850	$208,338	$216,005
Senior Subordinated Notes	240,257	218,050	241,037	268,581

9. Property and Equipment

Property and equipment, net, consist of the following:

	December 31, 2002	December 31, 2003
Equipment	$42,042	$49,700
Furniture and fixtures	1,630	2,314
Leasehold improvements	1,707	1,699

	45,379	53,713
Accumulated depreciation	(11,651)	(20,165)

Total	$33,728	$33,548

Depreciation expense related to property and equipment was $8,017, $940, $10,201 and $11,049 for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003, respectively.

10. Capitalized Software

Capitalized software development costs, net, consist of the following:

	December 31, 2002	December 31, 2003
Software	$83,712	$87,958
Accumulated amortization	(9,798)	(20,305)

Total	$73,914	$67,653

We recognized impairment charges of $2,697 in 2003 primarily related to the discontinuation of prepaid wireless services. The carrying value was determined by discounted cash flow analysis. These impairment charges are classified in the caption “Impairment losses on intangible assets” in the consolidated statement of operations.

Amortization expense related to capitalized software was $11,007, $9,801, $524 and $7,186 for the year ended December 31, 2003, the period from February 14, 2002 to December 31, 2002, the period from January 1, 2002 to February 13, 2002, and the year ended December 31, 2001, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

11. Identifiable Intangible Assets

Identifiable intangible assets consist of the following:

	December 31, 2002	December 31, 2003
Indefinite lived intangible assets
Trademark	$51,700	$685
Definite lived intangible assets
Customer contracts	17,400	17,920
Less accumulated amortization	(3,806)	(8,215)

Customer contract, net	13,594	9,705

Customer base	216,600	216,600
Less accumulated amortization	(9,476)	(20,330)

Customer base, net	207,124	196,270

Total intangibles	$272,418	$206,660

In the fourth quarter of 2003, after consulting with and hiring a brand identity firm to develop a new company name, we recognized an impairment loss of $51,015 and defined the life of the asset related to the TSI Telecommunication Services Inc. trademark, which we determined would end during the first quarter of 2004, when the new name was expected to be introduced. On March 1, 2004, we announced the re-naming and re-branding of our company as Syniverse Technologies, Inc. We believe our new name will enable us to establish a stronger brand and identity in the marketplace. The carrying value of the remaining trademark intangible was determined by discounted cash flow analysis and will be fully amortized by the end of the first quarter of 2004, when we expect the new name to be introduced. The remaining intangible of $685 will be amortized in the first quarter of 2004. The impairment charge is classified in the caption “Impairment losses on intangible assets” in the consolidated statement of operations.

Definite lived intangible assets are amortized over their useful lives, which are 4 years for the customer contract and 20 years for customer base. Amortization expense related to identifiable intangibles was $13,282 and $15,263 for the period from February 14, 2002 to December 31, 2002 and for the year ended December 31, 2003, respectively. Expected amortization expenses for each of the next five years are the following: 2004—$15,366, 2005—$15,366, 2006—$11,325, 2007—$10,958, and 2008—$10,958.

12. Leasing Arrangements

We lease certain facilities, equipment and an aircraft for use in our operations, all of which are operating leases. Total rent expense under operating leases amounted to $3,087 in 2001, $394 for the period January 1, 2002 to February 13, 2002, $5,763 for the period February 14, 2002 to December 31, 2002, and $5,809 in 2003. These leases contain various renewal options that could extend the terms of the leases beyond 2009.

Effective March 1, 2002, we entered into an operating lease for the use of an executive aircraft. The lease is for seven years, ending March 1, 2009, and requires monthly payments plus actual expenses for maintenance, fuel and other usage related charges. We have an option to purchase the aircraft 36 months after the commencement date of the lease at a price of $6,650. Our CEO and one of his affiliates is entitled to use the aircraft and an affiliate entity owned by the CEO will pay 25% of the monthly lease and other fixed costs for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

aircraft and will reimburse us for all operating costs of the aircraft in connection with such use. Effective January 1, 2003, our CEO is required to pay for the actual use of the aircraft related to the affiliate entity. As of December 31, 2002 and 2003, $274 and $159, respectively, was owed to us under this arrangement. These amounts have been paid. Amounts incurred, net of the estimated amount due from our CEO, are included in rent expense above.

As of December 31, 2003, the aggregate future minimum lease commitments under all of these leases are as follows:

Year ended December 31, 2004	$5,722
Year ended December 31, 2005	5,425
Year ended December 31, 2006	4,771
Year ended December 31, 2007	1,516
Year ended December 31, 2008	1,052
Thereafter	262

$18,748

13. Debt

As a part of the financing of the acquisition described in Note 4 above, Syniverse entered into various debt agreements all of which are guaranteed by Syniverse LLC, Syniverse Inc., Syniverse Finance and Syniverse Networks. The following are the amounts outstanding at December 31, 2002 and 2003:

	December 31, 2002	December 31, 2003
Term Note B due December 2006, interest payable quarterly, principal payable quarterly beginning September 2002—net of discount of $13,990 and $7,937, respectively (a)	$264,343	$208,338
$245,000 Senior Subordinated Notes due February 2009, bearing interest at 12.75%, interest payable semi-annually beginning August 2002, principal payable upon maturity— net of discount of $4,743 and $3,963, respectively (b)	240,257	241,037

Total	504,600	449,375
Less current portion	(52,736)	(33,589)

Long-term debt	$451,864	$415,786

(a)	The senior credit facility provides for aggregate borrowings by Syniverse of up to $328,333 maturing December 2006 (with net proceeds to us on February 14, 2002 of up to $310,000) as follows:

•	a revolving credit facility of up to $35,000 in revolving credit loans and letters of credit; available for general corporate purposes including working capital, capital expenditures and acquisitions (funding for acquisitions from the revolving credit facility is limited to an aggregate amount of $15,000. The outstanding balance of the revolving line of credit is $0 as of December 31, 2002 and 2003; and

•	a Term Note B facility of $293,333 in term loans. Principal outstanding as of December 31, 2003 and 2002 was $216,275 and $278,333, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The revolving line of credit and the Term Note B each bear interest at variable rates, at Syniverse’s option of either:

•	a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on the British Banking Association Telerate Page 5) and (y) the federal fund effective rate, plus one half percent (0.50%) per annum) and (ii) an applicable margin (initially 3.50%); or

•	a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three or six months and, if available to the lenders under the applicable credit facility, nine or twelve months (as selected by Syniverse) are offered in the interbank eurodollar market and (ii) an applicable margin (initially 4.50%).

In March 2003, we entered into an interest rate protection agreement that effectively caps the LIBOR exposure of $100 million of our senior credit facility at 3.0% for a period of two years. As a result of this interest rate protection agreement, approximately 75% of funded debt now bears interest that is effectively fixed as to rate.

The Term Note B facilities are subject to equal quarterly installments of principal as set forth in the table below:

Year	Term Note B
2004	$37,222
2005	44,026
2006	135,027

Total	$216,275

Voluntary prepayments of principal outstanding under the revolving loans are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, Syniverse is required to prepay amounts outstanding under the senior credit facility in an amount equal to:

•	100% of the net cash proceeds from any sale or issuance of equity by Syniverse LLC or any of its direct or indirect subsidiaries, subject to certain baskets and exceptions;

•	100% of the net cash proceeds from any incurrence of additional indebtedness (excluding certain permitted debt);

•	100% of the net cash proceeds from any sale or other disposition by Syniverse LLC, or any of its direct or indirect subsidiaries of any assets, subject to certain reinvestment provisions and excluding certain dispositions in the ordinary course; and

•	100% of excess cash flow prior to March 11, 2004 and 75% thereafter, as defined, for each fiscal year. At December 31, 2002 and 2003, we have classified $37,725 and $2,979, respectively, as current representing the excess cash flow prepayment required, as described above.

In addition, any prepayment of the Term Note B facility (other than from excess cash flow) shall be accompanied by a prepayment premium equal to 2.00% of the principal amount of such prepayment (if such prepayment is made on or prior to the first anniversary of the closing date) and 1.00% of the principal amount of such prepayment (if such prepayment is made after the first anniversary of the closing date and through the second anniversary of the closing date).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Syniverse is required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the revolving credit facility, which is 0.50% per annum. We incurred $149 and $178 in commitment fees in the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003, respectively.

Under the terms of the senior credit facility at least 45% of our funded debt must bear interest that is effectively fixed. To that extent, we may be required to enter into interest rate protection agreements establishing a fixed maximum interest rate with respect to a portion of our total indebtedness. As of December 31, 2002 and 2003, we were not required to enter into interest rate protection agreements.

The loans and other obligations under the senior credit facility are guaranteed by Syniverse LLC, Syniverse Inc., and each of Syniverse LLC’s direct and indirect subsidiaries (other than certain foreign subsidiaries).

Our obligations under the senior credit facility and the guarantees are secured by:

•	a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of Syniverse LLC and each of its direct and indirect subsidiaries, subject to certain customary exceptions, and

•	a pledge of (i) all of the capital stock of Syniverse Inc. owned by Syniverse LLC, all of our capital stock and that of any of Syniverse LLC’s direct and indirect domestic subsidiaries and (ii) two-thirds of the capital stock of certain first-tier foreign subsidiaries, if any.

On September 25, 2003, we entered into the First Amendment to Credit Agreement (the “First Amendment”) with our lenders (Term Note B and Revolving Credit) signatory thereto and Lehman Commercial Paper Inc., as administrative agent for the lenders (the “Agent”). The First Amendment amends our senior credit facility covenants by (i) increasing the maximum consolidated leverage and consolidated senior debt ratios, (ii) reducing the minimum consolidated interest coverage ratios beginning with the third and fourth fiscal quarters of 2003 and the four fiscal quarters of 2004, 2005 and beyond and (iii) reducing the minimum consolidated fixed charge coverage ratio. In addition, the First Amendment increases the permitted level of capital expenditures for fiscal years 2004 and 2005. The First Amendment also evidences the agreement of the lenders that, notwithstanding any contrary accounting treatment under GAAP necessitated by the acquisition of Brience on July 23, 2003, the consolidated net income and consolidated EBITDA of Brience prior to July 23, 2003 will be excluded from any determination of consolidated net income or consolidated EBITDA of Syniverse LLC and its subsidiaries for purposes of our senior credit facility.

On March 11, 2004, we entered into the Second Amendment (the “Second Amendment”) with our lenders (Term Loan B and Revolving Credit) signatory thereto and Lehman Commercial Paper Inc., as administrative agent for the lenders (the “Agent”). The Second Amendment amends our senior credit facility by (i) providing for the incurrence under our senior credit facility of new Additional Tranche B Term Loans, which will refinance, in full, all remaining outstanding Tranche B Term Loans and (ii) reduces the percentage of Excess Cash Flow which must be applied to prepay the loans to 75%. The Applicable Margin with respect to Additional Tranche B Term Loans is 2.5% for Base Rate Loans and 3.5% for Eurodollar Loans.

(b)

The Senior Subordinated Notes are general unsecured obligations of Syniverse, and are unconditionally guaranteed by Syniverse Inc. and Syniverse LLC, and each of the domestic subsidiaries of Syniverse. At any time prior to February 1, 2005, Syniverse may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) at a redemption price of 112.75% of the principal amount, plus accrued and unpaid interest and liquidated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

damages, if any, to the redemption date, with the net cash proceeds of one or more equity offerings by Syniverse or a contribution to Syniverse’s common equity capital made with the net cash proceeds of a concurrent equity offering by Syniverse Inc. or Syniverse LLC (but excluding any Excluded Capital Contribution, as defined, and any Reserved Contribution, as defined) provided that:

•	At least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) remains outstanding immediately after the occurrence of such redemption; and

•	The redemption occurs within 60 days of the date of the closing of such equity offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Syniverse’s option prior to February 1, 2006. After February 1, 2006, Syniverse may redeem all or a part of the notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2006	106.375%
2007	103.188%
2008	100.000%

Syniverse is not required to make mandatory redemption or sinking fund payments with respect to the notes.

The notes contain various other provisions in the event of a change in control or asset sales, and they also contain certain covenants related to dividend payments, equity repurchases, debt repurchases, restrictions on investments, incurrence of indebtedness, issuance of preferred stock, sale and leaseback transactions, and require the maintenance of certain financial conditions related to leverage ratios.

14. Derivatives

The portion of the interest rate associated with our Term Note B that is based on the three month LIBOR rate is subject to variability. To protect against interest rate risk, we acquired an interest rate cap agreement during the year ended December 31, 2003. The cap has a term of two years, a notional amount of $100,000 and provides an interest rate cap of 3%. We paid a premium of $390 to obtain the cap and any amounts due to us as a result of LIBOR exceeding the strike rate are to be paid quarterly. As of December 31, 2003, the fair value of the cap was $34, and this is reflected as an asset within other current assets in the accompanying consolidated balance sheet. The decline in fair value associated with the cap has been recorded as interest expense in the statement of operations for the year ended December 31, 2003.

15. Stockholders’ Equity (Deficit) and Redeemable Preferred Stock

Our ownership interests consist of class A cumulative redeemable preferred stock, class A common stock and class B common stock. Holders of the class A cumulative redeemable preferred stock, with a liquidation value of $1,000, and class B common stock have no voting rights except as required by law. The holders of the class A common stock are entitled to one vote per share on all matters to be voted upon by our stockholders.

The class A preferred stock earned a cumulative preferred yield compounded quarterly of 15.0% per annum from the date of issuance up through the first anniversary date which was February 14, 2003, and earns 10.0% per annum thereafter. At December 31, 2002 and 2003, there were 240,479.7092 class A preferred shares outstanding. As of December 31, 2002 and 2003, cumulative undeclared and unpaid preferred dividends totaled

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

$33,340 and $63,570, respectively. These amounts are recorded as a part of the class A preferred stock balances as “temporary equity.”

Each share of class A preferred shall be convertible by the holder thereof, at the option of the holder, into shares of common stock upon the initial public offering. The number of common stock into which each share of class A preferred shall be convertible shall be determined by dividing the liquidation value plus all accrued and unpaid dividends of each share of class A preferred by the price per share of common stock at which such share are offered to the public.

The redemption features of the class A preferred stock are as follows:

•	The Company, at its option, may redeem all or any portion of the class A preferred outstanding equal to the liquidation value plus all accrued and unpaid dividends.

•	The Company shall, at the request of the majority holders of the class A preferred, apply the net cash from any public offering after deducting all offering costs and expenses to redeem shares of class A preferred at a price per share equal to the liquidation value plus all accrued and unpaid dividends.

•	The majority holders of class A preferred, upon a change in ownership, may require the Company to redeem all or any portion of the class A preferred owned by such holders at a price equal to the liquidation value plus all accrued and unpaid dividends.

16. Redeemable Preferred Stock of Brience

The following is a summary of Brience’s series of redeemable preferred stock and the amounts authorized and outstanding as of December 31, 2002. All series were canceled as part of Syniverse’s acquisition of Brience, described in Note 5.

Description	December 31, 2002
Series A redeemable preferred stock-$.01 par value, 8,663,355 shares authorized and 7,463,355 issued and outstanding; liquidation preference of $50,000	$50,000
Series A-1 redeemable preferred stock-$.01 par value, 676,791 shares authorized and 676,791 issued and outstanding; liquidation preference of $4,029	4,029
Series B redeemable preferred stock-$.01 par value, 1,545,414 shares authorized and 1,545,413 issued and outstanding; liquidation preference of $9,200	9,200
Series B-1 redeemable preferred stock-$.01 par value, 870,969 shares authorized and 840,192 issued and outstanding; liquidation preference of $5,629	5,629
Series C redeemable preferred stock-$.01 par value, 2,700,000 shares authorized and 1,447,205 issued and outstanding; liquidation preference of $9,695	9,695

Total	$78,553

Each holder of outstanding preferred stock was entitled to receive each fiscal year, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, a dividend at the rate of 6% per annum on the aggregate liquidation value thereof. Such dividends were payable only when, as and if declared by the Board of Directors and were noncumulative. No dividends were ever declared by the Brience Board of Directors.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

In the event that that Brience declared or paid any dividends upon the common stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of common stock, Brience was required to also declare and pay to the holders of the preferred stock at the same time that it declared and paid such dividends to the holders of the common stock, the dividends which would have been declared and paid with respect to its common stock issuable upon conversion of the preferred stock had all of the outstanding preferred stock been converted immediately prior to the record date for such dividend, or if no record date was fixed, the date as of which the record holders of common stock entitled to such dividends were to be determined.

Upon any liquidation, dissolution or winding up of Brience (whether voluntary or involuntary), each holder of preferred stock was to be paid in the following order:

•	First, holders of Series C Preferred Stock were to receive an amount in cash equal to the aggregate liquidation value of all shares of Series C Preferred Stock held by such holders, plus all declared and unpaid dividends thereon;

•	Second, holders of Series B Preferred Stock and Series B-1 Preferred Stock were to receive an amount in cash equal to the aggregate liquidation value of all shares of Series B Preferred Stock and Series B-1 Preferred Stock held by such holders, plus all declared and unpaid dividends thereon;

•	Third, holders of Series A Preferred Stock and Series A-1 Preferred Stock were to receive an amount in cash equal to the aggregate liquidation value of all shares of Series A Preferred Stock and Series A-1 Preferred Stock held by such holders, plus all declared and unpaid dividends thereon; and

•	Thereafter, all of the remaining assets of Brience available for distribution to stockholders were to be distributed among the holders of preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming full conversion of all such shares of preferred stock).

The holders of preferred stock were entitled to vote on all matters submitted to the stockholders for a vote together with the holders of the common stock voting together as a single class with each share of common stock entitled to one vote per share and each share of preferred stock entitled to one vote for each share of common stock issuable upon conversion of such share of preferred stock at the time the vote was taken.

At any time after January 1, 2007, the holders of a majority of the outstanding preferred stock (voting together as a single class) could have requested redemption of all of the outstanding shares of preferred stock by delivering written notice of such request to Brience. For each share of preferred stock which was to be redeemed, Brience would have been obligated on each redemption date to pay to the holder an amount in immediately available funds equal to the liquidation value of such share (plus all declared and unpaid dividends).

At any time, holders of preferred stock could have converted all or any portion of their preferred stock into a number of shares of Brience common stock computed by multiplying the number of shares to be converted by $6.6994 for Series A, B-1 and C Preferred Stock, and $5.9531 for Series A-1, and B Preferred Stock, and dividing the result by the conversion price then in effect.

17. Stock Options

Syniverse Inc. (Successor)

On May 16, 2002, Syniverse Inc.’s Board of Directors adopted a Founders’ Stock Option Plan for non-employee directors, executives and other key employees of Syniverse Inc. In addition, the Board of Directors adopted a Directors’ Stock Option Plan on August 2, 2002, which provides for grants to independent directors to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

purchase 19,918 shares upon election to the board. The plans have a term of five years and provide for the granting of options to purchase shares of Syniverse Inc.’s non-voting Class B common stock.

Under the plans, the options have or will have an initial exercise price based on the fair value of each share, as determined by the Board. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of the grant or, in the case of an equity holder owning more than 10% of the outstanding stock of Syniverse Inc., the price for incentive stock options is not less than 110% of such fair market value. The Board of Syniverse Inc. reserved 398,378 shares of non-voting Class B common stock, par value $.001 per share for issuance under the Founders’ plan and 119,508 shares under the Directors’ plan. As of December 31, 2003, there were options to purchase 117,035 shares outstanding under the Founder’s Stock Option Plan and options to purchase 39,836 shares outstanding under the Directors’ Stock Option Plan.

All options to be issued under the plans shall be presumed to be nonqualified stock options unless otherwise indicated in the option agreement. Each option will have exercisable life of no more than 10 years from the date of grant for both nonqualified and incentive stock options in the case of grants under the Founders’ Stock Option Plan and under the Directors’ Stock Option Plan. Vesting will vary by grant and will be indicated in the option agreement.

The following table summarizes the transactions for the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003 relating to the combined Founders’ Option Plan and Non-Employee Directors Plan:

	Number of Shares Subject to Option	Per Share Exercise Price
Outstanding, February 14, 2002	—
Granted	148,164	$12.55
Exercised	—
Canceled/Forfeited	(10,836)	12.55

Outstanding, December 31, 2002	137,328	12.55
Granted	38,126	12.55
Exercised	—
Canceled/Forfeited	(18,583)	12.55

Outstanding, December 31, 2003	156,871	$12.55

Exercisable at December 31, 2003	34,505	$12.55

No options were exercisable at December 31, 2002.

We account for these plans and related grants thereunder using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. However, pro forma information, for disclosure purposes, regarding net income and earnings per share as required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”, (SFAS 123) is determined as if we had accounted for our employee and non-employee director stock options under the fair value method of SFAS 123.

Outstanding options as of December 31, 2003 and 2002 had a weighted average remaining contractual life of 8.7 and 9.4 years, respectively. The per share weighted average fair value of options granted during the years ended December 31, 2003, was negligible.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if we had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31, 2002	December 31, 2003
Risk-free interest rate	4.93%	4.30%
Volatility factor	—	—
Dividend yield	—	—
Weighted average expected life of options	5	5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since Syniverse Inc.’s common stock does not trade on public markets, a volatility of 0% was entered into the Black-Scholes option valuation model. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options. Our pro forma amounts are not materially different from the reported net income amounts and hence are not disclosed.

Verizon Stock Incentive Plans (Predecessor)

We participated in Verizon’s stock-based compensation plans that include a fixed stock option plan. GTE options were granted separately or in conjunction with stock appreciation rights (SARs). The granting of SARs was discontinued prior to 1999. We have recognized no compensation expense for our fixed stock option plans. If we had elected to recognize compensation expense based on the fair value at the grant dates for 1998 and subsequent fixed and performance-based plan awards consistent with the provisions of SFAS No. 123, net income would have been changed to the pro forma amounts indicated below:

	Year Ended December 31, 2001	Period from January 1 to February 13, 2002
Net income:
As reported	$69,258	$6,917
Pro forma	66,150	6,621

These results may not be representative of the effects on net income for future years.

We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	December 31, 2001	Period from January 1 to February 13, 2002
Dividend yield	2.75%	2.75%
Expected volatility	29.07%	29.07%
Risk-free interest rate	4.80%	4.80%
Expected lives (in years)	6	5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The weighted-average value per share of options granted during 2001 was $15.20. No options were granted under this plan in the period ended February 13, 2002.

Stock Options of Brience

Brience adopted the 2000 Stock Plan under which incentive stock options and nonstatutory stock options aggregating 15 million shares may have been granted to employees, directors and consultants of Brience. The number of authorized shares was reduced to 4 million during 2002. The exercise price was required to be at least 100 percent of the fair market value on the date of grant. Options generally expired in 10 years. Options were immediately exercisable, but shares so purchased vested over periods determined by the Board of Directors, generally five years. Upon termination of employment, Brience could have repurchased unvested shares for the original purchase price. Brience had a loan program whereby all employees with options were able to exercise their options with the aid of a company-sponsored full recourse loan. Interest on the loans was due annually and the principal balance was due approximately two years after the date of the loan. These loans were offered at the applicable prescribed federal rate for the month of the commencement of the loan. No new loans were entered into during the year ended December 31, 2002 and 2003. At December 31, 2002 and 2003, Brience had $312 and $0, respectively, in notes receivable from employees related to these loans.

The following table summarizes the Brience stock option plan activity.

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price
Outstanding, February 14, 2002	1,508,729	2,491,271	$0.95
Authorized	—	—	—
Granted	—	—	—
Exercised	—	—	—
Canceled	—	(1,269,753)	0.95
Other	—	—	—

Outstanding, December 31, 2002	1,508,729	1,221,518	$0.95

Vested and exercisable at end of period		497,735	$0.95

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2003	1,508,729	1,221,518	$0.95
Authorized	—	—	—
Granted	—	—	—
Exercised	—	—	—
Canceled	(1,508,729)	(1,221,518)	0.95
Other	—	—	—

Outstanding, December 31, 2003	—	—	$—

Vested and exercisable at end of period		—	$—

We account for these plans and related grants thereunder using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees. However, pro forma information, for disclosure purposes, regarding net income and earnings per share as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation, is determined as if we had accounted for our stock options under the fair value method of SFAS 123.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The per share weighted average fair value of options granted during the year ended December 31, 2002, was negligible.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if we had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

December 31, 2002
Risk-free interest rate	5.00%
Volatility factor	1
Dividend yield	—
Weighted average expected life of options	10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since Brience’s common stock did not trade on public markets, a volatility of 1.0% was entered into the Black-Scholes option valuation model. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options. Our pro forma amounts are not materially different from the reported net income amounts and hence are not disclosed.

18. Restructurings

As a part of the Syniverse acquisition in February 2002, we developed a restructuring plan to react to competitive pressures and to increase operational efficiency. The plan included the termination of approximately 78 employees in Tampa and Dallas, or 6% of our workforce and the closure of the Dallas office. As a result, we accrued $3,333 of expenses in relation to this plan as of February 14, 2002 including $2,948 for severance related to the reduction in workforce and $385 for costs to relocate employees added as a part of the restructuring. All charges were recognized in purchase accounting.

On August 29, 2002, we completed a restructuring plan resulting in the termination of 73 employees or approximately 10% of our workforce. As a result, we accrued $2,845 in severance related costs in August. The payments related to this restructuring were completed in May 2003.

On February 28, 2003, we completed a restructuring plan resulting in the termination of 71 employees or approximately 10.6% of our workforce. As a result, we accrued $1,841 in severance related costs in February 2003. The payments related to this restructuring were completed in November 2003.

On July 23, 2003, we completed a restructuring plan in connection with our acquisition of Brience resulting in the termination of 5 employees. As a result, we incurred $607 in severance related costs in July 2003. The payments related to this restructuring were incurred through September 2003. We expect this reorganization to result in reduced annual expenses of approximately $800. Further restructuring may be necessary in light of current economic conditions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

In connection with the Softwright Holdings Limited acquisition in December 2003, we began to formulate a restructuring plan for the elimination of redundant positions. As a result of this plan, we recognized $93 of employee termination benefits as liabilities in our purchase accounting in accordance with Emerging Issues Task Force Issue No. 95-3 (EITF 95-3), Recognition of Liabilities in Connection with a Purchase Business Combination.

For the year ended December 31, 2002, we had the following activity in our restructuring accruals:

	Feb 14, 2002 Balance	Additions	Payments	Reductions	December 31, 2002 Balance
February 2002 Restructuring Termination costs	$3,333	$—	$(2,200)	$(666)	$467
August 2002 Restructuring Termination costs	—	2,845	(1,701)	—	1,144

Total	$3,333	$2,845	$(3,901)	$(666)	$1,611

For the year ended December 31, 2003, we had the following activity in our restructuring accruals:

	January 1, 2003 Balance	Additions	Payments	Reductions	December 31, 2003 Balance
February 2002 Restructuring Termination costs	$467	$—	$(372)	$(95)	$—
August 2002 Restructuring Termination costs	1,144	—	(1,007)	(137)	—
February 2003 Restructuring Termination costs	—	1,841	(1,789)	(52)	—
July 2003 Brience Restructuring Termination costs	—	607	(607)	—	—
December 2003 Restructuring Termination Costs	—	93	—	—	93

Total	$1,611	$2,541	$(3,775)	$(284)	$93

19. Employee Benefits

Savings Plans (Successor)

During the period from February 14, 2002 to December 31, 2002, we adopted a 401(k) plan covering all employees subject to certain eligibility requirements. Under this plan, a certain percentage of eligible employee contributions are matched. We incurred total savings plan costs of $2,045 and $1,998 in the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003, respectively.

Savings Plans (Brience)

For the period from February 14, 2002 to December 31, 2002 and the period from January 1, 2003 to July 23, 2003, Brience had a 401(k) plan available to all employees. Employees were eligible to participate in the 401(k) at any time beginning with their first day of employment. Each participant could elect to contribute an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

amount up to 15 percent of his or her annual base salary plus commissions and bonuses, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. While Brience was allowed to make discretionary contributions to the 401(k), no discretionary contributions to the 401(k) were made by Brience. This plan was discontinued after July 23, 2003, the date of the merger.

Employee Benefits (Predecessor)

We participated in the Verizon benefit plans for the period ending December 31, 2001, and the period from January 1, 2002 to February 13, 2002. Verizon maintains noncontributory defined benefit pension plans for substantially all employees. The postretirement healthcare and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on our share of cost for recent and future retirees. Verizon also sponsors a defined contribution savings plans in which we participated to provide opportunities for our eligible employees to save for retirement on a tax-deferred basis and to encourage employees to acquire and maintain an equity interest in Verizon.

The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for us. The required information is provided on a consolidated basis in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2002.

Pension and Other Postretirement Benefits (Predecessor)

Verizon may periodically amend the benefits in our pension and other postretirement benefit plans.

Benefit Cost

Amounts reported in the Consolidated Statements of Operations consist of:

	Predecessor		Predecessor
	Pension		Healthcare and Life
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Year Ended December 31, 2001	Period from January 1 to February 13, 2002
Net periodic benefit cost	$3,161	$430	$700	$129

There are no amounts recognized on the consolidated balance sheets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The changes in benefit obligations from year to year were caused by a number of factors, including changes in actuarial assumptions (see Assumptions below) and plan amendments.

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

	Predecessor		Predecessor
	Pension		Healthcare and Life
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Year Ended December 31, 2001	Period from January 1 to February 13, 2002
Discount rate at end of year	7.25%	7.25%	7.25%	7.25%
Long-term rate of return on plan assets for the year	9.25	9.25	9.10	9.10
Rate of future increases in compensation at end of year	5.00	5.00	4.00	4.00
Medical cost trend rate at end of year			10.00	10.00
Ultimate			5.00	5.00

Savings Plans and Employee Stock Ownership Plans (Predecessor)

For the period ending December 31, 2001, and the period from January 1, 2002 to February 13, 2002, substantially all of our employees were eligible to participate in savings plans maintained by Verizon. Verizon maintains a leveraged employee stock ownership plan (ESOP) for its management employees of the former GTE Companies. Under this plan, a certain percentage of eligible employee contributions are matched with shares of Verizon common stock. Verizon recognizes leveraged ESOP cost based on the modified shares allocated method for this leveraged ESOP that held shares before December 31, 1989. We recognize savings plan costs based on our matching obligation attributed to our participating management employees. We recorded total savings plan costs of $1,834 in 2001, and $299 in the period from January 1, 2002 to February 13, 2002.

20. Income Taxes

The components of income tax expense (benefit) are as follows:

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
Current:
Federal	$41,055	$4,221	$120	$(127)
Foreign	19	4	21	41
State and local	7,569	779	306	(315)

	48,643	5,004	447	(401)
Deferred:
Federal	(4,017)	(496)	7,973	9,397
State and local	(731)	(90)	900	1,061

	(4,748)	(586)	8,873	10,458

Provision for income taxes	$43,895	$4,418	$9,320	$10,057

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Prior to the July 23, 2003 acquisition of Brience, Brience filed separate income tax returns and its losses were not available to us in those tax periods. The Brience loss does not generate a current tax benefit due to the history of earnings and losses, uncertainty of the realization of our deferred tax assets, and the absence of sufficient taxable income in prior carryback years. The reconciliation of the income tax provision (benefit) based on the U.S statutory rate (35%) to our income tax provision is as follows:

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
Statutory federal income tax rate	35.0%	35.0%	35.0%	(35.0)%
State and local income tax, net of federal benefit	3.8	4.0	2.2	(3.9)
Impact of foreign tax rates	—	—	—	1.1
Other, net	—	—	0.5	1.5
Valuation allowance	—	—	43.4	57.3

	38.8%	39.0%	81.1%	21.0%

Deferred income tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. Significant components of deferred tax (liabilities) assets are shown in the following table:

	December 31, 2002		December 31, 2003
	Current	Non-Current	Current	Non-Current
Accrued expenses	$—	$—	$1,762	$—
Intangible assets	—	(10,312)	—	(19,330)
Property and equipment	—	(27)	—	(1,968)
Employee benefits	1,173	—	2,256	—
Accounts receivable	979	—	1,527	—
Intangible asset impairment	—	—	—	19,845
R&E Credit	—	632	—	607
Federal and state net operating loss carryforwards	—	37,411	—	48,822
Other-net	282	268	144	—

Deferred tax asset/(liability)	2,434	27,972	5,689	47,976
Valuation allowance	(324)	(38,955)	(5,320)	(67,676)

Net deferred tax asset/(liability)	$2,110	$(10,983)	$369	$(19,700)

SFAS No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based upon the weight of evidence, it more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and NOLs (net operating losses) become deductible or are utilized. Primarily as a result of impairment losses recognized in the fourth quarter of 2003 which caused us to have cumulative losses since our 2002 acquisition, our expectation that this cumulative loss position would not reverse in 2004, and the inability to consider the deferred tax liabilities arising from our tax basis deductions of goodwill amortization, we concluded that it was appropriate to establish a full valuation allowance against our net deferred tax assets, excluding deferred tax liabilities related to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

goodwill, using the “more likely than not” criteria. The deferred tax assets arise primarily from accumulated U.S. federal and state NOLs, which expire between 2006 and 2023, and the impairment of intangible assets. These NOLs relate primarily to Brience’s operations in periods prior to the February 14, 2002 date when those results have been included in our financial statements.

The Tax Reform Act of 1986 imposes restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an “ownership change,” as defined by the Internal Revenue Code. Our ability to utilize NOLs and tax credit carryforwards may be subject to restrictions pursuant to these provisions.

21. Discontinued Operations of Brience

On July 31, 2001, Brience determined that it would divest itself of its subsidiary Hello Asia, Inc. that operated in several Asian countries. The operations of Hello Asia, Inc. were sold or liquidated following this date and were concluded by December 31, 2002. Hello Asia, Inc. conducted an e-marketing customer rewards program. There were no Hello Asia assets or liabilities remaining at December 31, 2002.

Results of operations of Hello Asia, Inc. for the period from February 14, 2002 to December 31, 2002 are as follows:

Period from February 14, 2002 to December 31, 2002
Revenues	$715

Costs and expenses:
Cost of operations	462
Sales and marketing	878
General and administrative	983

2,323

Operating loss	(1,608)
Other income (expense), net:	67

67

Loss before provision for income taxes	(1,541)
Provision for income taxes	—

Net loss	$(1,541)

22. Commitments and Contingencies

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2003, we have considered all of the claims and disputes of which we are aware and accrued amounts in our analysis of doubtful accounts or probable loss accruals.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

The most significant of these claims, in terms of dollars sought, is described below:

SBC Communications, Inc., d/b/a SBC Ameritech, SBC Southwestern Bell and SBC Pacific Bell (collectively, SBC), have asserted claims against us in the total principal sum of $7,281, based on alleged overcharging for services we provided. We deny the claims, believe they are unfounded and on April 15, 2003 filed a complaint in Hillsborough County, Florida against SBC Southwestern Bell and SBC Pacific Bell seeking a Declaratory Judgment denying their claims and seeking $1,358 which they have refused to pay.

On June 28, 2004, SBC Ameritech filed a Demand for Arbitration in Chicago seeking $2,100 of the $7,281 it claims it was over-billed by Syniverse. On July 19, 2004 we filed a motion to dismiss/abate the Demand based on SBC Ameritech’s failure to engage in mediation prior to arbitration, as required by the contract under which it alleges it was over-billed. The motion was denied on December 14, 2004. We are now engaged in arbitration.

23. Related Party Transactions

In addition to related party transactions disclosed elsewhere in the footnotes, the following summarizes information related to additional related party transactions.

Successor

On February 14, 2002, we entered into several agreements to enable us to conduct its business on a stand-alone basis separate from Verizon, and for other business reasons.

Professional Services Agreement

We have agreed to pay GTCR an annual fee of $500 for its ongoing services as our financial and management consultant. We incurred $417 in the period from February 14, 2002 to December 31, 2002 and $500 for the year ended December 31, 2003.

Transition Services Agreement

Verizon agreed to provide us with services for accounts payable, general ledger/SAP, employee health benefits/COBRA, and payroll services for a period of six months following February 14, 2002 for a total monthly fee of approximately $129. The transition services were completed in 2002. Verizon charged us $425 under this agreement from February 14, 2002 to December 31, 2002. This agreement has now expired.

Distributed Processing Services Agreement

Verizon agreed to provide us with data center infrastructure and technical support services in support of our distributed systems processing, including a data center network infrastructure, for a period of 18 months. We agreed to pay both monthly labor fees (capped at approximately $241 per month) and maintenance fees (capped at $300 per month). If additional hardware, software or maintenance was added, Verizon charged us additional amounts. Amounts incurred under these agreements total $4,595 from February 14, 2002 to December 31, 2002.

On July 8, 2003, the Distributed Processing Services Agreement with Verizon Information Technologies, Inc. was renewed for an additional 3 years. Amounts incurred under this agreement total $4,637 for the year ended December 31, 2003.

Mainframe Computing Services Agreement

Verizon agreed to provide certain mainframe computing and help desk services to us, for a period of six months, beginning February 14, 2002. We paid Verizon a per service fee depending on the type of service

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

provided. Therefore, monthly payments vary with usage. Typical services included CPU processing time, disk and tape storage, and tape mounts. There were no stated minimum fees. Amounts incurred under these agreements total $3,888 from February 14, 2002 to December 31, 2002. This total excludes $564 in costs incurred during the period from February 14, 2002 to December 31, 2002 to transition our data to a new service provider. This agreement has now expired.

Revenue Guaranty Agreement

Verizon agreed, through December 31, 2005, to make quarterly payments to us if the amount of wireless revenues, as defined, for a given period is less than the revenue target for such period. In general the revenue guaranty payments will be due if wireless revenues during each of the years in the period from February 14, 2002 to December 31, 2005 are less than 82.5% of the agreed-upon targets. The payments due would be calculated as equal to 61.875% of the quarterly shortfall. No payments from Verizon are due under the guaranty agreement for the period from February 14, 2002 to December 31, 2002 or the year ended December 31, 2003.

Other

GTCR Capital Partners, L.P., an investment fund affiliated with our controlling equityholder, purchased $30,000,000 face value amount of our Senior Subordinated Notes in 2002. These notes were sold in the fourth quarter of 2003. In addition, Verizon purchased $75 million face value of our Term Note B of the senior credit facility but had sold them by May 2002.

GTCR Fund VII, L.P., investment fund affiliated with our controlling equityholder, has loaned Mr. Evans approximately $1,000,000 to fund a portion of the purchase price for his purchase of Co-Invest Units and Carried Units. This loan bears interest at a rate of 10% per annum. This loan is not recorded in our financial statements.

We transact business and recognize revenues and expenses from Transaction Network Services, Inc., a company affiliated with our controlling unitholder. For the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003, we recognized revenues in the amount of $1,617 and $2,313, respectively. For the period from February 14, 2002 to December 31, 2002 and the year ended December 31, 2003, we recognized expenses in the amount of $687 and $457, respectively.

Predecessor

We recognized revenues from Verizon Wireless for providing wireless solutions that allow operators to communicate with each other regardless of the network technology, signaling standard or billing protocol deployed. We also recognized revenues from Verizon Network Services for providing data base services.

We had arrangements with Verizon Services for the provision of various centralized services. These costs include corporate governance, corporate finance, external affairs, legal, media relations, employee communications, corporate advertising, human resources, and treasury. These costs were allocated to us based on functional reviews of the work performed.

Verizon Data Services provided data processing services, software application development and maintenance. We were charged for these affiliated transactions based on proportional cost allocation methodologies.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

Verizon Realty provided us with office space and various facilities for housing our equipment. We paid market rates for these facilities. The cost of leasing these facilities was included in cost of operations and general and administrative expenses.

In the opinion of management, the costs allocated for services and facilities were reasonable and represented our cost of doing business.

We recognized interest income and expense in connection with arrangements with Verizon (Parent) to provide short-term financing, investing and cash management services. We also declared and paid dividends to our parent, which is a wholly owned subsidiary of Verizon.

Transactions with affiliates (including Verizon and its predecessors) are summarized as follows:

	Predecessor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002
Revenues
Verizon Wireless	$83,321	$8,591
Verizon Network Services	33,884	6,496
Other Affiliates	5,192	751

	122,397	15,838

Cost of Operations:
Verizon Data Services	25,311	2,903
Verizon Realty	2,173	277
Other Affiliates	6,976	1,239

	34,460	4,419
General and Administrative Expenses:
Service Corporation Prorate	3,597	326
Rent Expense	914	117

	4,511	443
Interest income—Verizon (Parent)	2,472	221
Interest expense—Verizon (Parent)	—	—

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

24. Quarterly Financial Information (Unaudited)

The following presents quarterly financial results for the year ended December 31, 2003. Previously reported quarters have been restated to give effect to the Brience, Inc. acquisition, accounted for similar to a pooling of interests (see Note 5) and the contribution of the common stock of Syniverse Networks, accounted for similar to a pooling of interests (see Note 25).

	Successor
	As Restated by Syniverse Inc.
	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003
Revenues	$64,312	$67,476	$69,448	$70,172
Operating income (loss)	12,288	16,883	18,765	(38,445)
Net income (loss)	(3,179)	1,287	3,114	(59,148)
Net income (loss) attributable to common stockholders	(11,700)	(5,771)	(4,121)	(66,564)

	Brience
	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003
Revenues	$1,513	$1,468	$—	$—
Operating income (loss)	(849)	(486)	—	—
Net income (loss)	(842)	(508)	—	—
Net income (loss) attributable to common stockholders	(842)	(508)	—	—

	Successor
	As Previously Reported by Syniverse Inc.
	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003
Revenues	$62,799	$66,008	$69,448	$70,172
Operating income (loss)	13,137	17,369	18,765	(38,445)
Net income (loss)	(2,337)	1,795	3,114	(59,148)
Net income (loss) attributable to common stockholders	(10,858)	(5,263)	(4,121)	(66,564)

The following presents quarterly financial results for the year ended December 31, 2002.

	Predecessor	Successor
	Period from January 1 to February 13, 2002	Period from February 14 to March 31, 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002
Revenues	$39,996	$44,027	$88,645	$87,060	$76,312
Operating income	10,922	8,487	16,511	21,410	18,499
Net income (loss)	6,917	(1,249)	(1,710)	1,646	1,944
Income (loss) from continuing operations	—	(388)	(1,127)	2,390	1,297
Loss from discontinued operations	—	(861)	(583)	(744)	647
Net income (loss) attributable to common stockholders	6,917	(5,958)	(10,905)	(7,893)	(7,953)

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

25. Subsequent Event

On January 17, 2005, our parent contributed its ownership of all the non-voting common stock of Syniverse Networks to us.

From February 14, 2002 until January 17, 2005, our parent owned all of the non-voting common stock and we owned all of the voting preferred stock of Syniverse Networks. Prior to February 14, 2002, the Verizon business, which we acquired, owned all of the operations that are now referred to as Networks. Since this was a business combination of entities under common control, we have accounted for this transaction in a manner similar to a pooling of interests. As a result, all of our financial statements for this common control period have been restated to include all of the historical results of Syniverse Networks.

On                      , 2005 the Company’s Board of Directors approved (i) the reclassification of the outstanding shares of our non-voting class B common stock into shares of our voting common stock, (ii) the 1-for-2.51 reverse stock split of the Company’s common stock with respect to the number of shares but not the par value per share, (iii) the increase in the number of shares reserved for issuance under the Non-Employee Directors Plan for a total of 159,754 shares of our common stock reserved for issuance and (iv) the increase in the number of shares to be granted to new non-employee directors who do not otherwise have an equity interest in our company under the Non-Employee Directors Plan to 20,000 shares of our common stock, effective concurrent with the initial public offering. All shares of common stock and per common share amounts have been retroactively restated to reflect this reverse stock split.

26. Supplemental Consolidating Financial Information

Syniverse’s payment obligations under the senior notes, described in Note 13 above, are guaranteed by Syniverse LLC, Syniverse Inc., and all domestic subsidiaries of Syniverse including Syniverse Finance, Syniverse Networks, and Syniverse Brience (collectively, the Guarantors). The results of Syniverse BV and Syniverse Limited are immaterial and are included in the results of Syniverse. Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations, and statements of cash flows information for Syniverse LLC (parent only), Syniverse Inc., and for the guarantor subsidiaries. The supplemental financial information reflects the investments of Syniverse LLC and Syniverse, Inc. using the equity method of accounting.

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2003

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$8,293	$6	$—	$8,299
Accounts receivable, net of allowances	—	29,843	31,768	—	61,611
Accounts receivable—affiliates	—	22,728	22,402	(45,130)	—
Deferred tax assets	—	—	369	—	369
Prepaid and other current assets	—	5,795	489	—	6,284

Total current assets	—	66,659	55,034	(45,130)	76,563

Property and equipment, net	—	13,867	19,681	—	33,548
Capitalized software, net	—	55,274	12,379	—	67,653
Deferred costs, net	—	14,584	—	—	14,584
Goodwill	—	59,861	271,402	—	331,263
Identifiable intangibles, net:
Customer contract, net	—	5,880	3,825	—	9,705
Trademark	—	327	358	—	685
Customer base, net	—	107,820	88,450	—	196,270
Notes receivable-affiliates	—	—	401,985	(401,985)	—
Investment in subsidiaries	213,733	787,536	—	(1,001,269)	—

Total assets	$213,733	$1,111,808	$853,114	$(1,448,384)	$730,271

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$4,072	$—	$—	$4,072
Accounts payable—affiliates	—	—	45,174	(45,174)	—
Accrued payroll and related benefits	—	8,879	2	—	8,881
Accrued interest	—	14,136	—	—	14,136
Other accrued liabilities	—	17,093	326	—	17,419
Current portion of Term Note B, net of discount	—	33,589	—	—	33,589

Total current liabilities	—	77,769	45,502	(45,174)	78,097

Long-term liabilities:
Deferred taxes	—	1,609	18,091	—	19,700
Payable to affiliate	—	401,985	—	(401,985)	—
Senior Subordinated Notes, net of discount	—	241,037	—	—	241,037
Term Note B, net of discount	—	174,749	—	—	174,749
Other long-term liabilities	—	2,955	—	—	2,955

Total long-term liabilities	—	822,335	18,091	(401,985)	438,441

Commitments and contingencies

Redeemable preferred stock	304,050	—	—	—	304,050

Stockholders’ equity (deficit):
Common stock	40	—	—	—	40
Additional paid-in capital	68,585	370,646	1,002,256	(1,372,902)	68,585
Accumulated deficit	(159,368)	(159,368)	(213,161)	372,529	(159,368)
Accumulated other comprehensive income	426	426	426	(852)	426

Total stockholders’ equity (deficit)	(90,317)	211,704	789,521	(1,001,225)	(90,317)

Total liabilities and stockholders’ equity (deficit)	$213,733	$1,111,808	$853,114	$(1,448,384)	$730,271

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated
Revenues	$—	$136,399	$135,009	$—	$271,408

Costs and expenses:
Cost of operations	—	40,603	69,141	—	109,744
Sales and marketing	—	10,411	8,220	—	18,631
General and administrative	—	20,521	19,360	—	39,881
Provision for uncollectible accounts	—	(273)	739	—	466
Depreciation and amortization	—	22,855	14,464	—	37,319
Restructuring	—	1,014	1,150	—	2,164
Impairment losses on intangible assets	—	27,070	26,642	—	53,712

	—	122,201	139,716	—	261,917

Operating income (loss)	—	14,198	(4,707)	—	9,491
Other income (expense), net:
Income (loss) from equity investment	(47,869)	40,130	—	7,739	—
Interest income	—	8,870	44,836	(52,938)	768
Interest expense	—	(111,066)	—	52,938	(58,128)
	—	(1)	1	—	—

	(47,869)	(62,067)	44,837	7,739	(57,360)

Income (loss) before provision for income taxes	(47,869)	(47,869)	40,130	7,739	(47,869)
Provision for income taxes	10,057	10,057	36,703	(46,760)	10,057

Net income (loss)	(57,926)	(57,926)	3,427	54,499	(57,926)
Preferred stock dividends	(30,230)	—	(20,889)	20,889	(30,230)

Net loss attributable to common stockholders	$(88,156)	$(57,926)	$(17,462)	$75,388	$(88,156)

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Syniverse Inc.	Syniverse Technologies	Subsidiary Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$(57,926)	$(57,926)	$3,427	$54,499	$(57,926)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization including amortization of deferred debt issuance costs	—	34,801	14,464	—	49,265
Provision for uncollectible accounts	—	(273)	739	—	466
Deferred income tax (benefit) expense	—	(4,675)	15,133	—	10,458
Income (loss) from equity investment	47,869	(40,130)	—	(7,739)	—
Gain on lease termination	—	—	(1,250)	—	(1,250)
Loss on disposition of property	—	—	327	—	327
Impairment losses on intangible assets	—	27,070	26,642	—	53,712
Changes in current assets and liabilities:
Accounts receivable	—	(9,989)	24,653	(21,308)	(6,644)
Other current assets	—	(1,920)	1,921	—	1
Accounts payable	—	(15,244)	28,816	(15,390)	(1,818)
Other current liabilities	10,057	3,570	(3,822)	(10,059)	(254)
Other assets and liabilities	—	955	1,130	—	2,085

Net cash provided by (used in) operating activities	—	(63,761)	112,180	3	48,422

Cash flows from investing activities
Capital expenditures	—	(3,013)	(15,267)	—	(18,280)
Acquisition of Softwright Holdings Limited, net of cash acquired	—	(603)	—	—	(603)
Dividends received from equity investment	—	99,858	—	(99,858)	—

Net cash provided by (used in) investing activities	—	96,242	(15,267)	(99,858)	(18,883)

Cash flows from financing activities
Dividends paid	—	—	(99,855)	99,855	—
Debt issuance costs paid	—	(1,683)	—	—	(1,683)
Principal payments on Term Note B	—	(62,059)	—	—	(62,059)
Cancellation of notes receivable from Brience, Inc. stockholders	—	—	312	—	312
Capital contribution	—	(22)	22	—	—

Net cash used in financing activities	—	(63,764)	(99,521)	99,855	(63,430)

Net decrease in cash	—	(31,283)	(2,608)	—	(33,891)
Cash at beginning of period	—	39,576	2,614	—	42,190

Cash at end of period	$—	$8,293	$6	$—	$8,299

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2002

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$39,576	$2,614	$—	$42,190
Accounts receivable, net of allowances	—	28,799	26,394	—	55,193
Accounts receivable—affiliates	—	6,546	9,698	(16,244)	—
Deferred tax assets	—	1,872	238	—	2,110
Prepaid and other current assets	—	3,827	1,984	—	5,811

Total current assets	—	80,620	40,928	(16,244)	105,304

Property and equipment, net	—	16,762	16,966	—	33,728
Capitalized software, net	—	65,722	8,192	—	73,914
Deferred costs, net	—	16,015	—	—	16,015
Goodwill	—	59,157	271,402	—	330,559
Identifiable intangibles, net:
Customer contract, net	—	7,969	5,625	—	13,594
Trademark	—	24,700	27,000	—	51,700
Customer base, net	—	113,794	93,330	—	207,124
Notes receivable-affiliates	—	256,520	401,985	(658,505)	—
Other assets	—	—	1,130	—	1,130
Investment in subsidiaries	270,801	596,697	—	(867,498)	—

Total assets	$270,801	$1,237,956	$866,558	$(1,542,247)	$833,068

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$8,079	$115	$—	$8,194
Accounts payable—affiliates	—	—	2,896	(2,896)	—
Accrued payroll and related benefits	—	6,672	—	—	6,672
Accrued interest	—	27,956	—	(13,348)	14,608
Other accrued liabilities	—	11,692	4,149	—	15,841
Current portion of Term Note B, net of discount	—	52,736	—	—	52,736

Total current liabilities	—	107,135	7,160	(16,244)	98,051

Long-term liabilities:
Deferred taxes	—	8,156	2,827	—	10,983
Payable to affiliate	—	401,985	256,520	(658,505)	—
Senior Subordinated Notes, net of discount	—	240,257	—	—	240,257
Term Note B, net of discount	—	211,607	—	—	211,607
Other long-term liabilities	—	—	1,250	—	1,250

Total long-term liabilities	—	862,005	260,597	(658,505)	464,097

Commitments and contingencies

Redeemable preferred stock	273,820	—	78,553	—	352,373

Stockholders’ equity (deficit):
Common Stock	40	1	1	(2)	40
Additional paid-in capital	98,695	370,569	637,290	(1,086,293)	20,261
Notes receivable from stockholders of Brience	(312)	(312)	(312)	624	(312)
Accumulated deficit	(101,442)	(101,442)	(116,731)	218,173	(101,442)
Accumulated other comprehensive income	—	—	—	—	—

Total stockholders’ equity (deficit)	(3,019)	268,816	520,248	(867,498)	(81,453)

Total liabilities and stockholders’ equity (deficit)	$270,801	$1,237,956	$866,558	$(1,542,247)	$833,068

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF OPERATIONS

PERIOD FROM FEBRUARY 14, 2002 TO DECEMBER 31, 2002

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated
Revenues	$—	$188,221	$107,823	$—	$296,044

Costs and expenses:
Cost of operations	—	70,541	59,823	—	130,364
Sales and marketing	—	14,529	8,177	—	22,706
General and administrative	—	26,136	16,494	—	42,630
Provision for uncollectible accounts	—	(319)	(374)	—	(693)
Depreciation and amortization	—	23,247	10,038	—	33,285
Restructuring	—	1,788	1,057	—	2,845

	—	135,922	95,215	—	231,137

Operating income (loss)	—	52,299	12,608	—	64,907
Other income (expense), net:
Income from equity investment	9,951	35,974	—	(45,925)	—
Interest income	—	22,130	46,762	(67,927)	965
Interest expense	—	(100,444)	(21,588)	67,927	(54,105)
	—	(8)	(267)	—	(275)

	9,951	(42,348)	24,907	(45,925)	(53,415)

Income from continuing operations before provision for income taxes	9,951	9,951	37,515	(45,925)	11,492
Provision for income taxes	9,320	9,320	17,549	(26,869)	9,320

Income from continuing operations	631	631	19,966	(19,056)	2,172
Discontinued operations:
Loss from discontinued operations, net of taxes	—	—	(1,541)	—	(1,541)

Net income	631	631	18,425	(19,056)	631
Preferred stock dividends	(33,340)	—	(12,390)	12,390	(33,340)

Net income (loss) attributable to common stockholders	$(32,709)	$631	$6,035	$(6,666)	$(32,709)

SYNIVERSE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(DOLLARS IN THOUSANDS)

CONSOLIDATING STATEMENT OF CASH FLOWS

PERIOD FROM FEBRUARY 14, 2002 TO DECEMBER 31, 2002

	Syniverse Inc.	Syniverse	Subsidiary Guarantors	Eliminations	Consolidated
Cash flows from operating activities
Net income	$631	$631	$18,425	$(19,056)	$631
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization including amortization of deferred debt issuance costs	—	31,924	10,038	—	41,962
Provision for uncollectible accounts	—	(319)	(374)	—	(693)
Deferred income tax expense	—	6,284	2,589	—	8,873
Income (loss) from equity investment	(9,951)	(35,974)	—	45,925	—
Loss on disposition of property	—	—	1,472	—	1,472
Changes in current assets and liabilities:
Accounts receivable	—	13,200	(5,725)	—	7,475
Other current assets	—	(701)	(1,113)	—	(1,814)
Accounts payable	—	9,173	2,712	(16,244)	(4,359)
Other current liabilities	9,320	7,901	6	(10,625)	6,602
Other assets and liabilities	—	—	(393)	—	(393)

Net cash provided by operating activities	—	32,119	27,637	—	59,756

Cash flows from investing activities
Capital expenditures	—	(7,054)	(5,224)	—	(12,278)
Dividends received from equity investment	—	33,082	—	(33,082)	—

Net cash provided by (used in) investing activities	—	26,028	(5,224)	(33,082)	(12,278)

Cash flows from financing activities
Dividends paid	—	—	(33,082)	33,082	—
Excess cash received at purchase date	—	1,859	25	—	1,884
Principal payments on Term Note B	—	(15,000)	(641)	—	(15,641)
Retirement of short-term debt	—	(30,430)	—	—	(30,430)

Net cash provided by (used in) financing activities	—	(43,571)	(33,698)	33,082	(44,187)

Net decrease in cash	—	14,576	(11,285)	—	3,291
Cash at beginning of period	—	25,000	13,899	—	38,899

Cash at end of period	$—	$39,576	$2,614	$—	$42,190

Report of Independent Registered Public Accounting Firm

The Board of Directors

Electronic Data Systems Corporation:

We have audited the accompanying statement of net assets of IOS North America (formerly an operating division of Electronic Data Systems Corporation) as of December 31, 2003, and the related statements of revenues less direct and allocated expenses before income taxes and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the IOS North America business was sold to Syniverse Technologies, Inc. on September 30, 2004.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IOS North America as of December 31, 2003, and its revenues less direct and allocated expenses before income taxes and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas

November 4, 2004

IOS NORTH AMERICA

STATEMENTS OF REVENUES LESS DIRECT AND

ALLOCATED EXPENSES BEFORE INCOME TAXES

(IN THOUSANDS)

	Year ended December 31, 2003	Nine months ended September 30,
		2003 (unaudited)	2004 (unaudited)
Revenues	$30,191	$25,218	$19,035

Direct and allocated expenses
Cost of revenues	12,405	9,158	8,593
Depreciation and amortization	610	498	233
General and administrative expenses	445	253	353
Unit selling, general and administrative overhead allocation	767	565	523
Corporate selling, general and administrative overhead allocation	839	618	553

Total costs and expenses	15,066	11,092	10,255

Excess of revenues over direct and allocated expenses before income taxes	$15,125	$14,126	$8,780

See accompanying notes to financial statements.

IOS NORTH AMERICA

STATEMENTS OF NET ASSETS

(IN THOUSANDS)

	December 31, 2003	September 30, 2004
		(unaudited)
ASSETS
Current assets
Invoiced accounts receivable	$2,538	$4,007
Unbilled accounts receivable	836	2,057
Prepaids and other	127	8

Total current assets	3,501	6,072
Equipment, net	668	526
Software, net	14	1
Goodwill	34,296	34,296

Total assets	$38,479	$40,895

LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$73	$64
Accrued liabilities	72	234

Total current liabilities	145	298
Net assets	38,334	40,597

Total liabilities and net assets	$38,479	$40,895

See accompanying notes to financial statements.

IOS NORTH AMERICA

STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year ended December 31, 2003	Nine months ended September 30,
		2003	2004
		(unaudited)
Cash Flows from Operating Activities
Net income	$15,125	$14,126	$8,780

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	610	498	233
Changes in operating assets and liabilities:
Invoiced accounts receivable	961	(206)	(1,469)
Unbilled accounts receivable	457	188	(1,221)
Prepaids and other	(6)	(100)	119
Accounts payable	(31)	(16)	(9)
Accrued liabilities	71	84	162

Total adjustments	2,062	448	(2,185)

Net cash provided by operating activities	17,187	14,574	6,595

Cash Flows from Investing Activities
Payments for purchases of property and equipment	(53)	(10)	(78)

Cash Flows from Financing Activities
Net transfers to Electronic Data Systems Corporation	(17,134)	(14,564)	(6,517)

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

See accompanying notes to financial statements.

IOS NORTH AMERICA

NOTES TO FINANCIAL STATEMENTS

Note 1: Description of Business

IOS North America (“IOS”, or the “Business”) is a third-party clearinghouse service provider that offers services to the communications industry in North America. Services include intercarrier settlement, roaming clearing, business intelligence and reporting. Its service bureau supports both the CIBER and GSM clearing standards.

The Business is a division of Electronic Data Systems Corporation (a Delaware corporation) (“EDS”). On September 30, 2004, EDS sold selected assets of the Business to Syniverse Technologies, Inc. (a Delaware corporation) (“Syniverse”). The purchase price was $53.7 million. The assets acquired included substantially all fixed assets used in the Business and unbilled accounts receivable at the date of sale.

Note 2: Basis of Presentation

The accompanying financial statements have been prepared from the books and records maintained by EDS. The Business was not operated as a separate entity, but was an integrated part of EDS’ consolidated business.

Assets and liabilities separately and distinctly identifiable to the Business are reflected in the accompanying statements of net assets. No other assets or liabilities of EDS have been allocated to the Business.

Revenues included in the accompanying financial statements are directly attributable to service contracts associated with the Business. Direct expenses included in the accompanying financial statements are directly attributable to activities of the Business, and include salaries and wages, fringe benefits, materials, depreciation, rent and other expenses. The accompanying financial statements reflect allocations of expenses to the Business from EDS for back office activities such as administrative support, accounting services and human resource services. In the opinion of management, the allocations of expenses were made on a basis that reasonably reflects the level of support provided. The direct and allocated expenses presented in the accompanying financial statements are not necessarily indicative of the level of expenses which might have been incurred had the Business been operating on a stand-alone basis due to economies of scale, differences in management judgment, a requirement for more or fewer employees, or other factors. Future results of operations, financial position, and cash flows could differ materially from the historical results presented herein.

EDS has no outstanding debt that has been obtained specifically to finance the assets or operations of the Business. The Business generates positive cash flow in levels sufficient to fund its operations without third-party financing. Therefore, no allocation of interest expense has been made to the accompanying statements of revenues less direct and allocated expenses before income taxes.

The amount represented by the caption “net transfers to Electronic Data Systems Corporation” in the accompanying statements of cash flows represents the net effect of all cash transactions between the Business and EDS. Although EDS incurred interest on debt outstanding during the periods presented, no interest expense has been allocated to the Business in the accompanying statement of operations, nor has interest expense been charged to EDS for its use of the cash generated by the Business.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all material adjustments, which are of a normal recurring nature and necessary for a fair presentation, have been included. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

IOS NORTH AMERICA

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 3: Significant Accounting Policies

Equipment

Equipment is carried at cost. Depreciation of equipment is calculated using the straight-line method over the asset’s estimated useful life. The ranges of estimated useful lives are as follows:

Years
Computer equipment	3–5
Other equipment and furniture	3–7

The Business reviews its equipment for impairment whenever events or changes in circumstances indicate the carrying values of such assets may not be recoverable. For equipment to be held and used, impairment is determined by a comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Software

Software is capitalized and amortized on a straight-line basis, generally over the shorter of the license term or five years.

Goodwill

EDS allocates the cost of acquired companies to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The excess of the cost of acquired companies over the net amounts assigned to assets acquired and liabilities assumed is recorded as goodwill. Goodwill reported in the accompanying statements of net assets was the result of EDS’ purchase of a wireless clearinghouse business that was the predecessor to IOS North America and is stated at the carrying amount included in the financial statements of EDS.

As required by Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but instead tested for impairment at least annually. The impairment test is a comparison of the fair value of a reporting unit to its carrying value. The Business has only one reporting unit. The fair value of the Business is estimated using projections of discounted future operating cash flows. If the fair value of goodwill is equal to or greater than its carrying value, it is not impaired and no further testing is required.

The Company determines the timing and frequency of its goodwill impairment tests based on an ongoing assessment of events and circumstances that would more than likely reduce the fair value of a reporting unit below its carrying value. Events or circumstances that might require the need for more frequent tests include, but are not limited to: the loss of a number of significant clients, the identification of other impaired assets, or a significant adverse change in business climate or regulations. The Company also considers the amount by which the fair value of the Business exceeded the carrying value of goodwill in the most recent goodwill impairment test to determine whether more frequent tests are necessary.

Revenue Recognition

The Business provides wireless clearinghouse services primarily under unit-price contracts that extend up to three or more years. Services provided over the term of these arrangements typically include one or more of the

IOS NORTH AMERICA

NOTES TO FINANCIAL STATEMENTS—(Continued)

following: operate and maintain hardware and software in a data center environment; software development; and customer support for clearinghouse services.

Revenue is recognized when the service is provided. Invoiced accounts receivable represent revenue recognized for services provided for which the customer has been invoiced. Unbilled accounts receivable represent revenue recognized for services provided that will be invoiced in the following month.

Vacation

Employees of the Business earn vacation time throughout each year that cannot be carried over to future periods. Because employees don’t vest in their vacation benefits, a liability for employees’ compensation for future absences is not accrued. At September 30, 2004, employees of the Business had earned $0.1 million of compensation during the nine months ended September 30, 2004, that can be used for vacation during the remainder of 2004.

Restructuring Activities

During 2003, seven employees were terminated in connection with a reduction in workforce. Severance payments of $0.1 million were paid during 2003, and the entire amount was recognized as an expense during that period. During the nine months ended September 30, 2004, an additional seven employees were terminated in connection with a reduction in workforce. Severance payments of $0.1 million were paid during the nine months ended September 30, 2004, and the entire amount was recognized as an expense during that period. Severance expense is aggregated within the cost of revenues line in the accompanying statement of revenues less direct and allocated expenses before income taxes.

Income Taxes

The operations of the Business were included in the consolidated tax returns of EDS. Due to the allocation of EDS’ selling, general and administrative expenses to the Business, the statutory tax rate would not provide an accurate reflection of the Business’ tax position, therefore no income tax provision has been included in the accompanying statement of revenues less direct and allocated expenses before income taxes. Under the terms of the transaction, no income tax-related assets or liabilities will be acquired or assumed by Syniverse and, accordingly, no income tax-related assets or liabilities are reflected in the accompanying statements of net assets.

Statements of Cash Flows

EDS maintains cash balances for all of its operations, resulting in a zero cash balance for the Business. The net cash generated by the Business is reflected in the statement of cash flows as net transfers to EDS.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Concentration of Credit Risk

Invoiced and unbilled receivables from AT&T Wireless (“ATW”) totaled $2.0 million and $4.6 million as of December 31, 2003, and September 30, 2004, respectively. Revenue from ATW was $16.3 million during the

IOS NORTH AMERICA

NOTES TO FINANCIAL STATEMENTS—(Continued)

year ended December 31, 2003, and $13.8 million and $11.8 million during the nine month periods ended September 30, 2003 and 2004, respectively. The loss of this customer would have a significant impact on the operations of the Business.

Other than our receivables due from ATW, concentrations of credit risk with respect to accounts receivable are generally limited due to the number of clients forming the Company’s client base and their dispersion across different geographic areas. However, substantially all of the Business’ customers are associated with clients in the communications industry.

Note 4: Equipment and Software

The following is a summary of equipment and software at December 31, 2003, and September 30, 2004 (in thousands):

	December 31, 2003	September 30, 2004
		(unaudited)
Computer equipment	$8,514	$8,591
Less accumulated depreciation	(7,846)	(8,065)

Total	$668	$526

Software	$632	$632
Less accumulated depreciation	(618)	(631)

Total	$14	$1

Note 5: Net Assets

As described in Note 1 to the financial statements, the Business is a wholly owned division of EDS. The Business’ net assets at the date of each statement of net assets represents EDS’ investment in the Business. Revenue billed by the Business is collected by EDS, which makes all cash payments for expenses of the Business. The net cash generated by the Business is presented in the statements of cash flows as net transfers to EDS.

Certain employees of the Business participated in EDS’ employee stock option plan. EDS accounts for its stock options under APB No. 25, Accounting for Stock Issued to Employees. No compensation expense related to the issuance of stock options has been recognized by the Business, as all options granted by EDS to the Business’ employees were issued at the then fair market value of EDS’ common stock.

Note 6: Supplementary Financial Information

The following summarizes supplemental financial information for the year ended December 31, 2003, and the nine-month periods ended September 30, 2003 and 2004 (in thousands):

	Year ended December 31, 2003	Nine months ended September 30,
		2003	2004
		(unaudited)
Depreciation of property and equipment	$498	$411	$220
Amortization of software	112	87	13

IOS NORTH AMERICA

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 7: Acquisition

As described in Note 1 to the financial statements, on September 30, 2004, EDS sold Syniverse selected assets of the Business for approximately $53.7 million.

EDS and Syniverse have entered into a transitional services agreement where EDS will continue to perform certain services related to the Business for Syniverse for a period of up to nine months.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until                 , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

17,620,000 Shares

PROSPECTUS

                    , 2005

Joint Book-Running Managers

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.	BEAR, STEARNS & CO. INC.

DEUTSCHE BANK SECURITIES

ROBERT W. BAIRD & CO.	FRIEDMAN BILLINGS RAMSEY	RAYMOND JAMES

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Sale and Distribution.

The following is a statement of estimated expenses, to be paid solely by Syniverse Holdings, Inc., of the issuance and distribution of the securities being registered hereby. All of the amounts are estimated, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee	$52,469.01
NASD filing fee	30,500.00
NYSE listing fee	150,000.00
Printing expenses	150,000.00
Blue Sky fees and expenses	7,500.00
Accounting fees and expenses	850,000.00
Legal fees and expenses	850,000.00
Miscellaneous fees and expenses	50,000.00

Total	$2,140,469.01

*	To be provided by amendment.

Item 14: Indemnification of Directors and Officers.

The following is a summary of the statutes, charter and bylaw provisions or other arrangements under which the Registrant’s directors and officers are insured or indemnified against liability in their capacities as such. All of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by Syniverse Technologies Inc. against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Syniverse Holdings, Inc. is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Statute”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an “indemnified capacity”). The indemnity may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

Article 8 of the Second Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc. provides that the corporation may indemnify any person who was or is a party to any action, suit or proceeding to the fullest extent provided by the Delaware General Corporation Law. In addition, Syniverse Holdings, Inc., will indemnify its directors for all liabilities arising from a breach of fiduciary duty except when such breach results in an improper benefit receipt.

Item 15. Recent Sales of Unregistered Securities

In the past three years, the Registrant has issued preferred stock and common stock without registration under the Securities Act of 1933, as amended, as follows:

In February 2002, Syniverse Holdings, LLC purchased preferred and common stock of Syniverse Holdings, Inc. for approximately $253.4 million in cash.

From June 2002 through July 2003, pursuant to its Founders’ Stock Option Plan, Syniverse Holdings, Inc. granted options to purchase an aggregate of 128,644 shares of its non-voting Class B common stock at a price of $12.55 per share. The following table sets forth subsequent grants of options under the Founders’ Stock Option Plan at the same exercise price of $12.55 per share:

Month/Year	Aggregate Shares Subject to Options(1)
August 2003	12,070
October 2003	3,149
November 2003	2,591
January 2004	678
February 2004	2,351
March 2004	59,753
August 2004	71,510
September 2004	1,036

(1)	Assumes the effectiveness of a 1-for-2.51 reverse stock split, which will occur prior to the completion of this offering.

These grants were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

In August 2002, March 2003 and February 2004 pursuant to its Non-Employee Directors Stock Option Plan, Syniverse Holdings, Inc. authorized the grant of non-transferable options to purchase an aggregate of 19,918, 19,918 and 19,918 shares, respectively, of its non-voting common stock at a price of $12.55 per share. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit No.	Description
*1.1	Form of Underwriting Agreement by and among Syniverse Holdings, Inc., Syniverse Technologies, Inc., the several underwriters named therein and certain stockholders of Syniverse Holdings, Inc.

2.1	Stock Purchase Agreement, dated December 7, 2001, by and between Syniverse Holdings, Inc. and Verizon Information Services Inc. (1)

2.2

Amended and Restated Agreement of Merger, dated December 7, 2001, as amended and restated as of January 14, 2002, by and among Syniverse Holdings, Inc., TSI Merger Sub, Inc., Verizon Information Services Inc. and Syniverse Technologies, Inc. (1)

2.3	Asset Transfer Agreement, dated February 14, 2002, between Syniverse Technologies Inc. and Syniverse Networks, Inc. (1)

2.4	Asset Purchase Agreement, dated as of August 25, 2004, among Syniverse Technologies, Inc., Electronic Data Systems Corporation and EDS Information Services, LLC. (2)

Exhibit No.	Description
3.3	Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc. (1)

3.4	Bylaws of Syniverse Holdings, Inc. (1)

*3.5	Second Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc.

*3.6	Amended and Restated Bylaws of Syniverse Holdings, Inc.

*4.1	Form of Amendment No. 1 to Limited Liability Company Agreement and Dissolution Agreement.

*4.2	Form of Certificate of Common Stock of Syniverse Holdings, Inc.

†5.1	Opinion of Kirkland & Ellis LLP regarding the validity of the securities offered hereby.

10.1

Credit Agreement, dated February 14, 2002, among Syniverse Holdings, Inc., Syniverse Holdings, LLC, TSI Merger Sub, Inc., as Borrower, the several Lenders from time to time parties thereto, Lehman Brothers Inc., as Lead Arranger and Book Manager and Lehman Commercial Paper Inc., as Administrative Agent. (1)

10.2

Guarantee and Collateral Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies Inc. and certain of their respective Subsidiaries, and Lehman Commercial Paper Inc., as Administrative Agent. (1)

10.3

Purchase Agreement, dated February 5, 2002, among TSI Merger Sub, Inc., Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Networks, Inc., Syniverse Finance, Inc. and Lehman Brothers Inc. (1)

10.4

Indenture, dated February 14, 2002, among TSI Merger Sub, Inc., Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Networks, Inc., Syniverse Finance, Inc. and The Bank of New York, as trustee. (1)

10.5	Notation of Guarantee, dated February 14, 2002, among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Networks Inc. and Syniverse Finance, Inc. (1)

10.6

Exchange and Registration Rights Agreement, dated March 27, 2001, by and among TSI Merger Sub, Inc., Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Networks Inc., Syniverse Finance, Inc. and Lehman Brothers Inc. (1)

10.7	Form of Rule 144A Global Note. (1)

10.8	Form of Regulation S Global Note. (1)

10.9	Form of Exchange Note. (1)

10.10	Intellectual Property Security Agreement, dated February 14, 2002, between Syniverse Technologies Inc. and Lehman Commercial Paper Inc., as administrative agent. (1)

10.11	Guaranty of Wireless Revenues, dated February 14, 2002, between Verizon Information Services Inc. and Syniverse Technologies, Inc. (1)

10.12

Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and G. Edward Evans (1), as amended by that certain Amendment to Senior Management Agreement, dated April 1, 2003, by and among Syniverse Holdings, LLC, Syniverse Technologies Inc. and G. Edward Evans. (3)

10.13	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Raymond L. Lawless. (1)

10.14	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Michael O’ Brien. (1)

10.15	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Paul A. Wilcock. (1)

Exhibit No.	Description
10.16	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Wayne Nelson. (1)

10.17	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Robert Clark. (1)

10.18	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Douglas Meyn. (1)

10.19	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Gilbert Mosher. (1)

10.20	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Christine Wilson Strom. (1)

10.21	Senior Management Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Robert Garcia, Jr. (1)

10.22	Consulting Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, TSI Merger Sub, Inc. and Michael Hartman. (1)

10.23

Securityholders Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., G. Edward Evans, Raymond L. Lawless, Robert Clark, Robert Garcia, Jr., Douglas Meyn, Gilbert Mosher, Wayne Nelson, Michael O’Brien, Christine Wilson Strom, Paul Wilcock, Rajesh Shah, Christian Schiller, Arnis Kins, John Kins and Snowlake Investment Pte Ltd as amended by that certain Amendment No. 1 to Securityholders Agreement, dated November 11, 2004, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P., GTCR Co-Invest, L.P., G. Edward Evans and Raymond L. Lawless. (1)(13)

10.24	Unit Purchase Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P. (1)

10.25	Stock Purchase Agreement, dated February 14, 2002, by and between Syniverse Holdings, Inc. and Syniverse Holdings, LLC. (1)

10.26	Purchase Agreement, dated February 14, 2002, between Syniverse Holdings, LLC and Snowlake Investment Pte Ltd. (1)

10.27	Co-Interest Purchase Agreement, dated February 14, 2002, between Syniverse Holdings, LLC and Project Networks Partners LLC. (1)

10.28	Purchase Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, Christian Schiller, Arnis Kins and John Kins. (1)

10.29	Professional Services Agreement, dated February 14, 2002, between GTCR Golder Rauner, L.L.C. and TSI Merger Sub, Inc. (1)

10.30	Transition Services Agreement, dated February 14, 2002, between Verizon Information Services Inc. and Syniverse Technologies, Inc. (1)

10.31

Registration Agreement, dated February 14, 2002, among Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest L.P., G. Edward Evans, Raymond L. Lawless, Robert Clark, Robert Garcia, Jr., Douglas Meyn, Gilbert Mosher, Wayne Nelson, Michael O’Brien, Christine Wilson Strom, Paul Wilcock, Rajesh Shah, Christian Schiller, Arnis Kins, John Kins and Snowlake Investment Pte Ltd. (1)

10.32

Inducement Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., Snowlake Investment Pte Ltd, GTCR Capital Partners, L.P. and Syniverse Holdings, LLC. (1)

10.33	Termination Agreement and Release (Verizon Data Services), dated February 14, 2002, between Verizon Data Services, Inc. and Syniverse Technologies, Inc. (1)

Exhibit No.	Description
10.34	Intellectual Property Agreement, dated February 14, 2002, among Verizon Information Services, Inc., Verizon Communications Inc. and Syniverse Technologies, Inc. (1)

10.35	Intellectual Property Letter Agreement, dated February 14, 2002, among Verizon Information Services, Inc., Syniverse Technologies Inc. and Syniverse Holdings, Inc. (1)

10.36	Mainframe Computing Services Agreement, dated February 14, 2002, between Verizon Information Technologies Inc. and Syniverse Technologies, Inc. (1)

10.37	Distributed Processing Services Agreement, dated February 14, 2002, by and between Verizon Information Technologies Inc. and Syniverse Technologies, Inc. (1)

10.38	Syniverse Holdings, Inc. Founders’ Stock Option Plan. (1)

10.39	Form of Nonqualified Stock Option Plan Stock Option Agreement for Management. (1)

10.40	Form of Nonqualified Stock Option Agreement for Non-Management. (1)

10.41	Syniverse Holdings, Inc. Non-employee Directors Stock Option Plan. (4)

10.42	Form of Nonqualified Stock Option Agreement for Non-employee Directors. (4)

10.43	Senior Management Agreement, dated June 3, 2002 among Syniverse Holdings, LLC, Syniverse Technologies Inc. and Charles A. Drexler. (4)

10.44

Senior Management Agreement, dated February 14, 2003, among Syniverse Holdings, LLC, Syniverse Technologies Inc. and Linda Hermansen (5), as amended by that certain Amendment to Senior Management Agreement, dated as of February 14, 2004 by and among Syniverse Holdings, LLC, Syniverse Technologies, Inc. and Linda Hermansen. (6)

10.45	Senior Management Agreement, dated February 14, 2003, among Syniverse Holdings, LLC, Syniverse Technologies Inc. and Gilbert Mosher. (5)

10.46	Senior Management Agreement, dated May 14, 2003, among Syniverse Holdings, LLC, Syniverse Technologies Inc. and Eugene Bergen Henegouwen. (3)

10.47	Senior Management Agreement, dated August 14, 2003, 2003, among Syniverse Holdings, LLC, TSI Telecommunication Services Inc, and Paul Corrao. (3)

10.48

First Amendment to Credit Agreement, dated as of September 25, 2003, by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc., the lenders signatory thereto, and Lehman Commercial Paper Inc. (7)

10.49	Agreement and Plan of Merger, dated as of July 15, 2003, by and among Syniverse Networks Inc., Syniverse Brience, LLC, Brience, Inc., and the Seller Parties named therein. (8)

10.50	Exchange Agreement, dates as of July 23, 2003, by and among the Parent and the persons listed on the signature page thereto under the heading “Exchanging Parities.” (8)

10.51	Contribution Agreement, dated as of July 23, 2003, by and among GTCR Fund VII, L.P., GTCR Co-Invest, L.P., and Syniverse Holdings, LLC. (8)

10.52	Second Amendment to Credit Agreement, dated as of March 11, 2004, by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc., and Lehman Commercial Paper Inc. (9)

10.53	Third Amendment to Credit Agreement, dated as of September 30, 2004, by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Lehman Commercial Paper Inc. (10)

10.54	Asset Purchase Agreement among Syniverse Technologies, Inc., Electronic Data Systems Corporation and EDS Information Services LLC, dated as of August 25, 2004. (10)

10.55	Agreement, dated December 19, 2003, among Syniverse Technologies, Inc. and the persons set out in Schedule I thereto. (11)

Exhibit No.	Description
10.56	Senior Management Agreement, dated as of December 8, 2003, by and among Syniverse Holdings, LLC, Syniverse Technologies, Inc. and F. Terry Kremian. (11)

10.57	Second Supplement to Indenture dated as of November 19, 2004, among Syniverse Technologies, Inc., the other Guarantors, and The Bank of New York, as Trustee. (12)

10.58	Contribution Agreement dated as of November 11, 2004 by and between Syniverse Holdings, LLC and Syniverse Holdings, Inc. (13)

10.59	Contribution Agreement dated as of November 11, 2004 by and between Syniverse Holdings, Inc. and Syniverse Technologies, Inc. (13)

*10.60

Form of Amendment No. 1 to Stock Purchase Agreement by and among Syniverse Holdings, Inc., Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P.

*10.61	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and G. Edward Evans.

*10.62	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Raymond L. Lawless.

*10.63	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and F. Terry Kremian.

*10.64	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Paul A. Wilcock.

*10.65	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Michael J. O’Brien.

*10.66	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Wayne G. Nelson.

*10.67	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Gilbert L. Mosher.

*10.68	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Robert F. Garcia, Jr.

*10.69	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Charles A. Drexler.

*10.70	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Linda Hermansen.

*10.71	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Eugene Bergen Henegouwen.

*10.72	Form of Amended and Restated Senior Management Agreement by and among Syniverse Holdings, LLC, Syniverse Holdings, Inc., Syniverse Technologies, Inc. and Paul Carrao.

*21.1	Subsidiaries of Syniverse Holdings, Inc.

23.1	Consent of Ernst & Young LLP, independent registered certified public accountants, dated as of January 26, 2005.

23.2	Consent of KPMG LLP, independent registered public accounting firm, dated as of January 24, 2005.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

Exhibit No.	Description
23.4	Consent of American Appraisal Associates, Inc., independent appraisers, dated as of January 26, 2005.

†24.1	Power of Attorney (included in Part II of this Registration Statement).

(1)	Incorporated by reference to the Registrants’ Registration Statement on Form S-4 (Registration No. 333-88168).
(2)	Incorporated by reference to Syniverse Technologies, Inc.’s Current Report on Form 8-K dated September 30, 2004 (File No. 333-88168).
(3)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (File No. 333-88168-1).
(4)	Incorporated by reference to Syniverse Holdings, LLC, Syniverse Technologies, Inc., Syniverse Holdings, Inc., Syniverse Networks, Inc. and Syniverse Finance, Inc.’s Registration Statement on Form S-1 (Registration No. 333-88168).
(5)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 333-88168-1).
(6)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (File No. 333-88168-1).
(7)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated September 25, 2003 (File No. 333-88168-1).
(8)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated July 23, 2003 (File No. 333-88168-1).
(9)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated March 11, 2004 (File No. 333-88168-1).
(10)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated September 30, 2004 (File No. 333-88168-1).
(11)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 333-88168-1).
(12)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated November 19, 2004 (File No. 333-88168-1).
(13)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated November 11, 2004 (File No. 333-88168-1).
*	To be filed by amendment.
†	Filed previously.

(b)	The following financial statement schedules are included in this Registration Statement:

Report of Independent Registered Certified Public Accountants on Financial Statement Schedules

Schedule I—Condensed Financial Information of Registrant

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders

Syniverse Holdings, Inc.

We have audited the consolidated financial statements of Syniverse Holdings, Inc. as of December 31, 2002 and 2003, and for the year ended December 31, 2001, the period from January 1, 2002 to February 13, 2002, the period from February 14, 2002 to December 31, 2002, and the year ended December 31, 2003 and have issued our report thereon dated                     , 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Tampa, Florida

                        , 2005

The accompanying consolidated financial statements of Syniverse Holdings, Inc. give effect to the completion of the reverse stock split of the Company’s common stock, which will take place prior to the effectiveness of the Company’s planned initial public offering. All shares of common stock and per share amounts have been retroactively restated to reflect the effect of the reverse stock split. The above report is in the form expected to be furnished by Ernst & Young LLP upon completion of the reverse stock split described in Note 25 to the December 31, 2003 consolidated financial statements, the completion of our audits and, assuming that up until the date of such completion and issuance of the financial statements, no other material events have occurred that would affect the accompanying consolidated financial statements or disclosures therein.

/S/    ERNST & YOUNG LLP

Tampa, Florida

January 26, 2005

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SYNIVERSE HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	December 31, 2002	December 31, 2003
ASSETS
Investment in subsidiaries	$270,801	$213,733

Total assets	$270,801	$213,733

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Commitments and contingencies

Redeemable preferred stock of Brience, Inc. (redemption value of $78,553 and $0 at December 31, 2002 and 2003, respectively)	78,553	—
Class A cumulative redeemable preferred stock, par value $0.01; 300,000 shares authorized, 240,479.70 issued and outstanding at December 31, 2002 and 2003, including accrued and unpaid dividends of $33,340 and $63,570 at December 31, 2002 and 2003, respectively (redemption value of $273,820 and $304,050 at December 31, 2002 and 2003, respectively)	273,820	304,050

Stockholders’ deficit:
Class A common stock, $0.001 par value; 100,300,000 shares authorized; 39,837,648 shares issued and outstanding at December 31, 2002 and 2003	40	40
Class B common stock, $0.001 par value; 1,300,000 shares authorized; none issued or outstanding	—	—
Additional paid-in capital	20,261	68,585
Notes receivable from stockholders of Brience, Inc.	(312)	—
Accumulated deficit	(101,442)	(159,368)
Accumulated other comprehensive income	—	426

Total stockholders’ deficit	(81,453)	(90,317)

Total liabilities and stockholders’ deficit	$270,801	$213,733

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SYNIVERSE HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS)

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
Revenues	$—	$—	$—	$—

Costs and expenses	—	—	—	—

	—	—	—	—

Operating income	—	—	—	—
Net income (loss) from equity investment	—	—	9,951	(47,869)

	—	—	9,951	(47,869)

Income before provision for income taxes	—	—	9,951	(47,869)
Provision for income taxes	—	—	9,320	10,057

Net income (loss)	—	—	631	(57,926)
Preferred unit dividends	—	—	(33,340)	(30,230)

Net income (loss) attributable to common stockholders/unitholders	$—	$—	$(32,709)	$(88,156)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SYNIVERSE HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	Predecessor		Successor
	Year Ended December 31, 2001	Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
Cash flows from operating activities
Net income (loss)	$—	$—	$631	$(57,926)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income from equity investment	—	—	(9,951)	47,869
Changes in operating assets and liabilities:
Other current liabilities	—	—	9,320	10,057

Net cash provided by operating activities	—	—	—	—

Cash flows from investing activities	—	—	—	—

Net cash provided by investing activities	—	—	—	—

Cash flows from financing activities	—	—	—	—

Net cash used in financing activities	—	—	—	—

Net increase (decrease) in cash	—	—	—	—
Cash at beginning of period	—	—	—	—

Cash at end of period	$—	$—	$—	$—

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SYNIVERSE HOLDINGS, INC. (PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Note A—Basis of Presentation

In the parent-company-only financial statements, our investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the dates of acquisition. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Schedule II—Valuation and Qualifying Accounts

Syniverse Holdings, Inc.

Column A	Column B	Column C		Column D		Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses		Deductions (Describe)		Balance at end of Period
Allowance for doubtful accounts:
Year ended December 31, 2001	$3,561	$2,207		$(2,203	)(1)	$3,565
Period from January 1, 2002 to February 13, 2002	$3,565	$1,340		$(447	)(1)	$4,458
Period from February 14, 2002 to December 31, 2002	$4,458	$(584	)(2)	$(1,450	)(1)	$2,424
Year ended December 31, 2003	$2,424	$466		$(355	)(1)	$2,535

(1)	Write-offs of uncollectible accounts
(2)	Reduction of estimated allowance

Column A	Column B	Column C	Column D		Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (Describe)		Balance at end of Period
Accrual for restructuring:
Year ended December 31, 2001	$—	$—	$—		$—
Period from January 1, 2002 to February 13, 2002	$—	$—	$—		$—
			$(3,901	) (1)
Period from February 14, 2002 to December 31, 2002	$3,333	$2,845	(666	) (2)	$1,611
Year ended December 31, 2003	$1,611	$2,541	$(3,775	) (1)	$93
			$(284	) (2)

(1)	Payments
(2)	Reduction related to change in estimates of amounts

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses		Deductions (Describe)	Balance at end of Period
Valuation allowance for deferred income taxes:
Year ended December 31, 2001	$—	$—		$—	$—
Period from January 1, 2002 to February 13, 2002	$—	$—		$—	$—
Period from February 14, 2002 to December 31, 2002	$—	$39,261	(1)	$—	$39,261
Year ended December 31, 2003	$39,261	$33,735	(1)	$—	$72,996

(1)	FAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, its more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offer.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Syniverse Holdings, Inc. has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of January, 2005.

SYNIVERSE HOLDINGS, INC.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates

* G. Edward Evans	Chief Executive Officer, President and Director (Principal Executive Officer)	January 27, 2005

/S/ RAYMOND L. LAWLESS Raymond L. Lawless	Chief Financial Officer, Secretary and Director (Principal Accounting Officer)	January 27, 2005

* David A. Donnini	Director	January 27, 2005

* Collin E. Roche	Director	January 27, 2005

* Odie C. Donald	Director	January 27, 2005

* Tony G. Holcombe	Director	January 27, 2005

* Robert J. Marino	Director	January 27, 2005

* John C. Hofmann	Director	January 27, 2005

*	The undersigned, by signing his or her name hereto, does execute this Amendment No. 3 to Registration Statement on Form S-1 on behalf of the above-named officers and/or directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the Registration Statement previously filed on November 12, 2004.

By:	/S/ RAYMOND L. LAWLESS
Raymond L. Lawless Attorney-In-Fact